UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Report on Economic and
Financial Analysis

December 2004

Financial Market Indicators (%)

Index	2003			2004

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

CDI	5.61	4.40	23.26	3.86	3.99	16.20
IBOVESPA	23.42	38.88	97.34	9.92	12.70	17.81
USD - Commercial rate	1.79	(1.17)	(18.23)	(8.01)	(7.14)	(8.13)
IGP-M	1.14	1.49	8.70	3.25	1.96	12.42
IPCA - IBGE	1.32	1.15	9.30	1.94	2.0	7.60
TJLP	2.87	2.63	11.48	2.35	2.35	9.81
TR	1.29	0.69	4.65	0.57	0.47	1.82
Savings deposits	2.82	2.21	11.10	2.09	1.98	8.10
Business days	66	64	252	65	62	251
Collective labor agreement (*)	12.60	-	12.60	8.50	-	8.50

Closing Price

USD - Commercial rate - sell (in reais)	2.9234	2.8892	2.8892	2.8586	2.6544	2.6544

Euro	3.4103	3.6506	3.6506	3.5573	3.6195	3.6195

Peso (Argentine)	1.0066	0.9847	0.9847	0.9572	0.8955	0.8955

Sovereign risk (points)	695	463	463	466	383	383

SELIC – Central Bank reference rate COPOM (% p.a.)	20.00	16.50	16.50	16.25	17.75	17.75

Prefixed BM&F rate - 1 yr. (% p.a.)	18.10	15.88	15.88	17.40	17.85	17.85

(*)	In 2004, monthly salaries of up to R$ 1,500.00 were increased by R$ 30,00.

Compulsory Deposit Rates (%)

Deposits	2003		2004

	3rd Qtr.	4th Qtr.	3rd Qtr.	4th Qtr.

Demand deposits (1)	45	45	45	45
Additional (2)	8	8	8	8
Time deposits (3)	15	15	15	15
Additional (2)	8	8	8	8
Savings deposits (4)	20	20	20	20
Additional (2)	10	10	10	10

(1)	Cash deposit - no remuneration.
(2)	Cash deposit - SELIC rate.
(3)	Deposit in Government Securities. From the amount calculated at 15% , R$ 300 million may be deducted as per Brazilian Central Bank instructions, effective from November 8, 2004.
(4)	Cash deposit - Reference Rate (TR) + interest of 6.17% p.a.

Rates and Limits (%)

Items	2003		2004

	3rd Qtr.	4th Qtr.	3rd Qtr.	4th Qtr.

Income tax	25	25	25	25
Social contribution	9	9	9	9
PIS (1)	0.65	0.65	0.65	0.65
COFINS (2)	4	4	4	4
Legal reserve on net income	5	5	5	5
Maximum fixed assets (3)	50	50	50	50
Minimum capital – Basel (4)	11	11	11	11

(1)	The rate applicable to non-financial and similar companies is 1.65% (non-cumulative PIS).
(2)	The rate applicable to financial and similar companies was increased to 4% in September 2003 and for other companies to 7.60% in February 2004 (non-cumulative COFINS).
(3)	On reference equity.
(4)	Reference equity may not be lower than 11% of weighted assets.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business which are based on management’s current expectations, estimates and projections about future events and financial trends which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties which are difficult to predict and which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions which future events may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could cause actual results to differ materially include, among others, changes in regional, national and international commercial and economic conditions; inflation rates, increases in customer default and any other delays in credit operations; increases in the allowance for loan loss; loss of funding capacity; loss of clientele or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, have an adverse effect on our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place undue reliance on these forward-looking statements. In all cases, these forward-looking statements are valid only as at the date they are made. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

RISK FACTORS

Reaffirming Bradesco’s adherence to best international practices for transparency and corporate governance, we transcribe below the text extracted from the “Risk Factors”section of Form 20-F, the annual report filed at the Securities and Exchange Commission - SEC, describing the risk factors which we consider most significant and which could affect our daily business, the results of our operations or our financial position. We stress that Bradesco addresses the management of all risks inherent to its activities in a complete and integrated manner. This integrated approach facilitates the improvement of risk management models and avoids the existence lacunas that could jeopardize the correct identification and assessment of these risks.

Risks Relating to Brazil

1) Brazilian political and economic conditions have a direct impact on our business and the market price of the preferred shares and ADSs

Substantially all of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy, which in the past has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles. In addition, our operations, financial condition and the market price of the preferred shares and ADSs may also be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as: fluctuations in exchange rates; base interest rate fluctuations; inflation; and other political, diplomatic, social and economic developments within and outside of Brazil that affect the country.

In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current or future situation of the Brazilian economy or how the Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

2) If Brazil experiences substantial inflation in the future, our revenues and the market price of the preferred shares and ADSs may be reduced

Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last fifteen years reaching as high as 1,158% in 1992, 2,708% in 1993 and 1,093% in 1994.
More recently, Brazil’s rates of inflation were 26.4% in 2002, 7.7% in 2003 and 12.1% in 2004. Inflation itself and governmental measures to combat inflation have in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs (if not accompanied by an increase in interest rates) may increase, our operating and net margins may decrease and, if investor confidence lags, the price of our preferred shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

3) Access to international capital markets for Brazilian companies is influenced by the perception of risk in emerging economies, which may hurt our ability to finance our operations

Since the end of 1997, and in particular during the last three years, as a result of economic problems in various emerging market countries, including the economic crisis in Argentina, investors have had a heightened risk perception for investments in emerging markets. As a result, in some periods Brazil has experienced a significant outflow of U.S. dollars and Brazilian companies have faced higher costs for raising funds, both domestically and abroad, and have been impeded from accessing international capital markets. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to us.

4) Developments in other emerging markets may adversely affect the market price of the preferred shares and ADSs

The market price of the preferred shares and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America, including Argentina, which is one of Brazil’s principal trading partners. Although economic conditions are different in each country, investors’ reaction to developments in one country can affect the securities markets and the securities of issuers in other countries, including Brazil. Since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of market indices, including those in Brazil, have declined significantly.

Developments in other countries have also at times adversely affected the market price of our and other Brazilian companies’ preferred shares, as investors’ perceptions of increased risk due to crises in other emerging markets can lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the current economic situation in Argentina and Latin America deteriorates, or if similar developments occur in the international financial markets in the future, the market price of the preferred shares and ADSs may be adversely affected.

Risks Relating to Bradesco and the Brazilian Banking and Insurance Industry

1) The Brazilian government regulates the operations of Brazilian banks and insurance companies, and changes in existing laws and regulations or the imposition of new ones may negatively affect our operations and revenues

Brazilian banks and insurance companies, including our banking and insurance operations, are subject to extensive and continuous regulatory review by the Brazilian government. We have no control over government regulations, which govern all facets of our operations, including the imposition of minimum capital requirements, compulsory reserve requirements, lending limits and other credit restrictions.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenues.

Regulatory changes affecting other businesses in which we are engaged, including our brokerdealer, consortium and leasing operations, could also have an adverse effect on our operations and our revenues.

2) The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects

We face significant competition in all of our principal areas of operation from other large Brazilian banks and insurance companies, public and private. Brazilian regulations raise limited barriers to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has grown and competition both in the banking and insurance sectors generally and in markets for specific products has increased. The privatization of publicly owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may negatively affect our business results and prospects by, among other things, limiting our ability to increase our client base and expand our operations, reducing our profit margins on the banking, insurance, leasing and other services and products we offer; and increasing competition for foreign investment opportunities.

Furthermore, additional publicly-owned banks and insurance companies may be privatized in the future. The acquisition of a bank or insurance company in a privatization process or otherwise by one of our competitors would generally add to the acquirers’ market share, and as a result we may face increased competition from the acquirer.

3) A majority of our common shares are held by two shareholders, whose interests may conflict with other investors’ interests

At December 31, 2004, Cidade de Deus—Companhia Comercial de Participações, which we call “Cidade de Deus Participações,” directly held 47.95% of our common shares and Fundação Bradesco directly and indirectly held 44.38% of our common shares. As a result, these shareholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related-party transactions or corporate reorganizations.

Contents

List of Abbreviations

1 - Bradesco – Line by Line

•	Highlights
•	Profitability
•	Comparative Statement of Income
•	Analysis of the Statement of Income
•	Comparative Balance Sheet
•	Equity Analysis

2 – Main Statement of Income Information

•	Consolidated Statement of Income
•	Results by Business Segment
•	Increase in the Main Statement of Income Items
•	Increase in Financial Margin Items plus Exchange Adjustment
•	Analysis of the Adjusted Financial Margin and Average Rates
•	Provision for Loan Losses
•	Commissions and Fees
•	Administrative and Personnel Expenses
•	Operating Efficiency
•	Other Indicators

3 – Main Balance Sheet Information

•	Consolidated Balance Sheet
•	Balance Sheet by Currency and Exchange Exposure
•	Balance Sheet by Maturities
•	Securities
•	Credit Operations
•	Funding
•	Checking Accounts
•	Savings Accounts
•	Asset Management

4 – Operating Companies

•	Bradesco Insurance Group
- Insurance Companies
- Vida e Previdência (Private Pension Plan Companies)
- Savings Bond Companies
•	Banco Finasa
•	Leasing Companies
•	Bradesco Consórcios (consortium purchase plans)
•	Bradesco S.A. - Corretora de Títulos e Valores Mobiliários
•	Bradesco Securities, Inc.

5 – Operating Structure

•	Corporate Organization Chart
•	Administrative Body
•	Risk Ratings
•	Ranking
•	Market Segmentation
•	Retail Bradesco
•	Bradesco Corporate Banking
•	Bradesco Empresas (middle market)
•	Bradesco Private Banking
•	Bradesco Prime
•	Customer Service Network
•	Bradesco Day and Night Customer Service Channels
•	Banco Postal
•	Investments in Infrastructure, Information Technology and Telecommunications
•	Risk Management and Compliance
•	Cards
•	International Area
•	Capital Market
•	Collection and Tax and Utility Collections
•	Bookkeeping of Assets and Qualified Custody Services
•	Corporate Processes
•	Corporate Governance
•	Recognition

6 – Social Responsibility

•	Human Resources
•	Sociocultural Events
•	Social Activities: Finasa Sports Program
•	Fundação Bradesco (The Bradesco Foundation)
•	Statement of Social Responsibility

7 - Independent Auditors’ Report

•	Independent Auditors’ Report on Special Review of Supplementary Accounting Information presented in the Report on Economic and Financial Analysis and Statement of Social Responsibility

8 - Financial Statements, Independent Auditors' Report, Summary of the Audit Committee Report and Report of the Fiscal Council

•	Message to Our Stockholders
•	Directors’ Report
•	Balance Sheet
•	Consolidated Statement of Income
•	Statement of Changes in Stockholders’ Equity
•	Statement of Changes in Financial Position
•	Index of Notes to the Financial Statements
•	Notes to the Financial Statements
•	Board of Directors, Board of Executive Officers and Disclosure Committee
•	Independent Auditors’ Report
•	Summary of the Audit Committee Report
•	Report of the Fiscal Council

Glossary of Technical Terms

Cross Reference Index

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

List of Abbreviations

ABC – Activity-Based Costing
ABEL – Brazilian Association of Leasing Companies
ABM – Activity-Based Management
ACC – Advance on foreign exchange contracts
ACE – Advance on Export Contracts - Delivered Bills
ADR – American Depositary Receipt
ADS – American Depositary Share
ANAPP – National Association of Private Pension Plan Companies
ANBID – National Association of Investment Banks
ANS – National Agency for Supplementary Healthcare
AP – Personal Accident
APIMEC – Association of Capital Market Investment Analysts and Professionals
B2B – Business to Business
B2C – Business to Consumer
BACEN – Brazilian Central Bank
BDR – Brazilian Depositary Receipt
BID – Interamerican Development Bank
BM&F – Mercantile and Futures Exchange
BNDES – National Bank for Economic and Social Development
BOVESPA – São Paulo Stock Exchange
CBLC – Brazilian Settlement and Custody Company
CDB – Certificate of Bank Deposit
CDC – Consumer Sales Financing
CDI – Certificate of Interbank Deposit
CEF – Federal Savings Bank
CETIP – Center for the Financial Clearance and Custody of Private Securities
CMN – National Monetary Council
CNSP – National Private Insurance Council
COFINS – Social Contribution on Billings
COPOM – Monetary Policy Committee
COSIF – Chart of Accounts for National Financial System Institutions
COSO – Committee of Sponsoring Organizations
CRI – Certificate of Real Estate Receivables
CS – Social Contribution
CVM – Brazilian Securities Commission
DPVAT – Compulsory Vehicle Insurance
DR – Depositary Receipt
DTVM – Securities Dealer
ERP – Enterprise Resource Planning
EVR – Electronic Voice Response Unit
EXIM – Export and Import – BNDES financing line
FCVS – Compensation and Salary Variation Fund
FED – U.S. Federal Reserve System
FGC – Receivables Guarantee Fund
FGTS – Employee Severance Indemnity Fund
FGV – Fundação Getulio Vargas
FIA – Fundação Instituto de Administração
FIDC – Credit Assignment Funds
FIFE – Exclusive Financial Investment Fund
FINAME – Fund for Financing the Acquisition of Industrial Machinery and Equipment
FIPE – Economic Research Institute Foundation
FIPECAFI – Accounting, Actuarial and Financial Research Institute Foundation
FxRN – Fixed Rate Note
GDAD – Performance and Decision Making Support Management
GDP – Gross Domestic Product
IBA – Brazilian Actuarial Institute
IBMEC – Brazilian Capital Market Institute
IBNR – Claims Incurred But Not Reported
IBOVESPA – São Paulo Stock Exchange Index
IFC – International Finance Corporation
IGP-M – General Price Index - Market
IPCA – Extended Consumer Price Index
IR – Income tax
ISO – International Organization for Standardization
JCP – Interest attributed to own capital
LFT – Financial Treasury Notes
LTN – National Treasury Bonds
MBA – Master of Business Administration
MP – Provisional Measure
NBC – Central Bank Notes
NTN – Federal Treasury Notes
ON – Common Stock
PDD – Allowance for Loan Losses
PGBL – Unrestricted Benefits Generating Plan
PIS – Social Integration Program
PL – Stockholders’ Equity
PN – Preferred Stock
PROEX – Export Financing Program
PTRB – Online Tax Payment
RCF – Optional Third-Party Liability
ROA – Return on Assets
ROAA – Return on Average Assets
ROAE – Return on Average Equity
ROE – Return on Equity
SAP – Systems Applications and Products
SBCE – Brazilian Export Financing Insurance Company
SBPE – Brazilian Savings and Loan System
SEC – U.S. Securities and Exchange Commission
SELIC – Special Clearance and Custody System
SESI – National Industry Social Service
SFH – National Housing System
SFN – National Financial System
SPB – Brazilian Payment System
SPE – Specific Purpose Entity
SUSEP – Superintendency of Private Insurance
TED – Instant Online Transfer
TJLP – Long-term Interest Rate
TR – Reference Rate
TVM – Securities
UNESCO – United Nations Educational, Scientific and Cultural Organization
USCP – United States Commercial Paper
USP – São Paulo State University
V@R – Value at Risk
VGBL – Long-term life insurance
WAP – Wireless Application Protocol

1 – Bradesco – Line by Line

• Highlights

Earnings – In millions of reais

	2004			Accumulated to December

	3rd Qtr.	4th Qtr.	% Variation	2003	2004	% Variation

Financial margin	3,303	3,516	6.4	13,282	13,231	(0.4)
Provision for loan losses	478	489	2.3	2,450	2,042	(16.7)
Commission and fees	1,455	1,675	15.1	4,557	5,824	27.8
Insurance premiums, private pension plans and savings bonds	3,465	3,836	10.7	11,726	13,284	13.3
Personnel expenses	1,274	1,284	0.8	4,779	4,969	4.0
Other administrative expenses	1,225	1,289	5.2	4,814	4,937	2.6
Operating income	1,163	1,534	31.9	3,553	4,118	15.9
Net income	752	1,058	40.7	2,306	3,060	32.7

Balance Sheet – In millions of reais

	2004			December

	September	December	% Variation	2003	2004	% Variation

Total assets	179,703	184,926	2.9	176,098	184,962	5,0
Securities	58,155	62,422	7.3	53,805	62,422	16,0
Credit operations	59,976	62,788	4.7	54,336	62,788	15,6
Permanent assets	5,030	4,946	(1.7)	4,956	4,946	(0,2)
Total deposits	64,787	68,643	6.0	58,024	68,643	18.3
Borrowings and onlendings	16,715	15,960	(4.5)	14,795	15,960	7.9
Technical reserves	31,585	33,669	6.6	26,409	33,669	27.5
Stockholders’ equity	14,678	15,215	3.7	13,547	15,215	12.3

Change in Number of Shares Outstanding

	Common Stock	Preferred Stock	Total

Number of shares held at December 31, 2003 (*)	79,836,526	78,693,936	158,530,462
Shares acquired and not canceled for the year	(386,083)	(4)	(386,087)
Stock split (**)	158,900,886	157,387,864	316,288,750
Number of shares held at December 31, 2004	238,351,329	236,081,796	474,433,125
(*)	Shares divided by 10,000, as a result of the reverse stock split.
(**)	2-for-1 stock split increasing the number of shares by 200%. Please see Note 25b to the financial statements for further information.

Share Performance (*) – in reais

	2004			Accumulated to December

	3rd Qtr.	4th Qtr.	% Variation	2003	2004	% Variation

Net income per share	1.59	2.23	40.3	4.85	6.45	33.0
Dividends/JCP per share – ON (net of income tax)	0.567	0.584	2.9	2.318	2.261	(2.5)
Dividends/JCP per share – PN (net of income tax)	0.624	0.642	2.9	2.550	2.487	(2.5)
Net book value (ON and PN)	30.94	32.07	3.7	28.48	32.07	12.6
Average last day price (ON)	39.48	55.63	40.9	44.57	55.63	24.8
Average last day price (PN)	50.00	64.88	29.8	51.03	64.88	27.1
Market value of stockholders’ equity (in millions of reais) (**)	21,213	28,576	34.7	22,722	28,576	25.8
(*)	Adjusted for comparison purposes to reflect the 2-for-1 stock split.
(**)	Number of shares x average last day quotation for the period. JCP = Interest attributed to own capital.

Cash Generation – In millions of reais

	2003			2004

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Net income	564	715	2,306	752	1,058	3,060
Equity in the earnings of associated companies	(7)	(31)	(5)	4	(44)	(163)
Allowance for loan losses	603	453	2,450	478	489	2,042
Technical reserves	1,625	1,844	6,791	2,019	2,239	7,180
(Reversal of) allowance for mark-to-market	(1)	(11)	19	-	(3)	(7)
Depreciation and amortization	179	153	623	134	128	548
Amortization of goodwill	62	173	1,035	188	212	713
Other	(22)	2	(3)	21	(12)	(29)

Total	3,003	3,298	13,216	3,596	4,067	13,344

Added Value – In millions of reais

	2003			2004

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

ADDED VALUE (A+B+C)	2,395	2,172	9,008	2,702	2,812	10,207

A - Gross profit from financial intermediation	2,554	3,192	10,832	2,825	3,027	11,189
B - Commissions and fees	1,182	1,275	4,557	1,455	1,675	5,824
C - Other operating expenses	(1,341)	(2,295)	(6,381)	(1,578)	(1,890)	(8,806)

DISTRIBUTION OF ADDED VALUE (D+E+F+G)	2,395	2,172	9,008	2,702	2,812	10,207

D - Employees	1,094	1,013	3,887	1,030	1,027	3,992
E - Government	737	444	2,815	920	727	3,155
F - JCP/Dividends to stockholders (paid and accrued)	367	347	1,347	333	340	1,325
G - Reinvestment of profits	197	368	959	419	718	1,735

Performance Ratios (annualized) - %

	2004		Accumulated to December

	3rd Qtr.	4th Qtr.	2003	2004

Return on stockholders’ equity (total)	22.1	30.9	17.0	20.1
Return on stockholders’ equity (average)	23.3	31.7	18.9	22.0
Return on total assets (total)	1.7	2.3	1.3	1.7
Stockholders’ equity to total assets	8.2	8.2	7.7	8.2
Capital adequacy ratio (Basel) - financial consolidated	19.9	18.8	19.9	18.8
Capital adequacy ratio (Basel) - total consolidated	17.0	16.1	17.2	16.1
Permanent assets to stockholders' equity – financial consolidated	42.7	38.0	40.8	38.0
Permanent assets to stockholders' equity - total consolidated	24.2	23.3	26.4	23.3
Efficiency ratio (accumulated over the prior 12-month period)	58.3	55.5	56.6	55.5

Other Information

	2004			December

	September	December	% Variation	2003	2004	% Variation

Funds obtained and managed – in millions of reais	255,017	265,383	4.1	240,832	265,383	10.2
Number of employees	74,227	73,644	(0.8)	75,781	73,644	(2.8)
Number of branches	3,049	3,004	(1.5)	3,052	3,004	(1.6)
Checking account holders - million	15.3	15.7	2.6	14.5	15.7	8.3
Debit and credit card base - million	45.2	46.4	2.7	41.1	46.4	12.9

Profitability

Bradesco reported net income of R$ 3,060 million, for 2004, up by 32.7%, compared to net income of R$ 2,306 million for 2003. Stockholders’ equity was R$ 15,215 million at December 31, 2004, an increase of 12.3% compared to the prior-year. As a result, the return on stockholders’ equity (ROE) was 20.1%. Assets totaled R$ 184,762 million at the end of 2004, a growth rate of 4.9% compared to the balance for 2003. Return on total assets (ROA) for 2004 was 1.7%. Net income per share, adjusted to reflect the 2-for-1 stock split was R$ 6.45.

In the fourth quarter of 2004 (4Q04) consolidated net income was R$ 1,058 million, up by R$ 306 million, or 40.7% compared to third-quarter earnings (3Q04). Return on stockholders’ equity (ROE) annualized was 30.9% for the quarter and return on total assets (ROA) annualized was 2.3%.

4Q04 was marked by the good performance of revenues comprising financial margin, mainly as a result of expanding business volume, in particular credit portfolio, influenced by the return to economic growth, in both the international and domestic markets. We also highlight the increase in commissions and fees, up by 15.1% compared to 3Q04, in particular, income on cards and checking account maintenance.

The present improved credit portfolio scenario, in sync with our ongoing selective credit granting policy, was mirrored by improved portfolio risk ratings, with AA-to-C rated credits comprising 92.3% of total portfolio, and the provision for loan loss recorded in the amount of R$ 489 million for 4Q04, totaling R$ 2,042 million for the year.

The Operating Efficiency Ratio in 2004 was 55.5%, improving by 2.8 points compared to the 12-month period ended 3Q04, mainly as a result of the firm commitment by Bradesco’s management to control expenses and grow quarterly revenues. As a result the expanded coverage ratio (income on commission and fees/personnel expenses + administrative expenses) increased from 58.2% in 3Q04 to 65.1% in 4Q04.

• Comparative Statement of Income - In millions of reais

	Accumulated to December 2003	Accumulated to December 2004	% Variation	3rd Qtr. 2004	4th Qtr. 2004	% Variation

Income from lending and trading activities	28,034	26,203	(6.5)	5,525	6,202	12.30
Credit operations	12,295	12,731	3.5	2,871	3,102	8.0
Leasing operations	308	301	(2.3)	73	86	17.8
Securities	7,833	4,921	(37.2)	361	758	110.0
Financial income on insurance, private pension plans and savings bonds	5,360	5,143	(4.0)	1,337	1,379	3.1
Derivative financial instruments	55	1,239	2.152.7	582	530	(8.9)
Foreign exchange transactions	797	691	(13.3)	-	29	-
Compulsory deposits	1,386	1,177	(15.1)	301	318	5.6
Expenses	17,203	15,014	(12.7)	2,700	3,175	17.6
Deposits	10,536	8,486	(19.5)	1,292	1,710	32.4
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds	3,120	3,216	3.1	943	922	(2.2)
Borrowings and onlendings	1,084	1,253	15.6	(18)	50	(377.8)
Financial margin	13,282	13,231	(0.4)	3,304	3,516	6.4
Leasing operations	13	17	30.8	5	4	(20.0)
Provision for loan losses	2,450	2,042	(16.7)	478	489	2.3
Income from financial intermediation	10,831	11,189	3.3	2,825	3,027	7.2
Other operating income (expenses)	(7,279)	(7,071)	(2.9)	(1,662)	(1,493)	(10.2)
Commissions and fees	4,557	5,824	27.8	1,455	1,675	15.1
Income on insurance premiums, private pension plans and savings bonds	11,726	13,284	13.3	3,465	3,836	10.7
Insurance premiums retained	5,535	6,433	16.2	1,674	1,770	5.7
Private pension plan contributions	5,035	5,493	9.1	1,453	1,748	20.3
Income on savings bonds	1,156	1,358	17.5	338	318	(5.9)
Variation in technical reserves for insurance, pension plans and savings bonds	(3,670)	(3,964)	8.0	(1,076)	(1,317)	22.4
Variation in technical reserves for insurance	(249)	(288)	15.7	(114)	(127)	11.4
Variation in technical reserves for pension plans	(3,336)	(3,640)	9.1	(972)	(1,200)	23.5
Variation in technical reserves for savings bonds	(85)	(36)	(57.6)	10	10	-
Claims - insurance operations	(3,980)	(5,159)	29.6	(1,328)	(1,317)	(0.8)
Savings bond draws and redemptions	(1,100)	(1,223)	11.2	(312)	(292)	(6.4)
Insurance, Pension Plan and Savings Bond Selling Expenses	(762)	(867)	13.8	(216)	(234)	8.3
Insurance product selling expenses	(622)	(709)	14.0	(176)	(189)	7.4
Pension plan and savings bond selling expenses	(140)	(158)	12.9	(40)	(45)	12.5
Expenses with pension plan benefits and redemptions	(2,363)	(2,131)	(9.8)	(496)	(511)	3.0
Operating income from insurance, private pension plans and savings bonds	(149)	(60)	(59.7)	37	165	345.9
Personnel expenses	(4,779)	(4,969)	4.0	(1,274)	(1,284)	0.8
Other administrative expenses	(4,814)	(4,937)	2.6	(1,225)	(1,289)	5.2
Tax expenses	(1,054)	(1,464)	38.9	(374)	(411)	9.9
Equity in the earnings of associated companies	5	163	3.160.0	(4)	44	(1.200.0)
Other operating income	1,697	1,198	(29.4)	351	311	(11.4)
Other operating expenses	(2,741)	(2,826)	3.1	(628)	(704)	12.1
Operating income	3,553	4,118	15.9	1,163	1,534	31.9
Non-operating income	(841)	(491)	(41.6)	(130)	(148)	13.8
Income before taxes and profit sharing	2,712	3,627	33.7	1,033	1,386	34.2
Provision for income tax and social contribution	(397)	(554)	39.5	(278)	(321)	15.5
Minority interest in subsidiaries	(9)	(13)	44.4	(3)	(7)	133.3
Net income	2,306	3,060	32.7	752	1,058	40.7
Return on stockholders’ equity (%) annualized	17.0	20.1	-	22.1	30.9	-

• Analysis of the Statement of Income – In millions of reais

Income from Credit and Leasing Operations

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

12,590	13,015	3.4	2,939	3,184	8.3

Income was up mostly as a result of: (i) the increase in the volume of the credit portfolio, which totaled R$ 62,788, particularly in the consumer customer portfolio, up by 35.6%, as compared to the corporate portfolio up by 7.5% (ii) negative exchange variation of 8.1% for the twelve-month period through December 2004 (period/04), compared to negative exchange variation of 18.2% for the twelve-month period through December 2003 (period/03), impacting foreign-currency indexed and/or denominated operations, which comprise 10.3% of the portfolio; offset substantially by: (iii) falling average interest rates in line with the variation in CDI of 23.3% for period/03 as compared to 16.2% for period/04.

The variation was mainly due to: (i) less negative exchange variation of 7.1% in 4Q04, against negative exchange variation of 8.0% in 3Q04, impacting foreign-currency indexed and/or denominated operations, comprising 10.3% of the portfolio; and (ii) the increase in the average volume of the credit portfolio, especially the 13.4% increase for the quarter in the consumer customer portfolio, particularly, “Personal Credit” and “Auto CDC” products, with higher average revenues.

Results of Securities (TVM) and Derivative Financial Instrument Operations

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

7,888	6,160	(21.9)	943	1,288	36.6

The variation for the period is mainly due to: (i) falling average interest rates for the period/04; offset in part by: (ii) the increase (non-interest income) of R$ 1,261, in period/04 against R$ 939 in period/03, as a result of increased gains with securities (TVM) and treasury operations; (iii) less negative exchange variation of 8.1% in period/04, against negative exchange variation of 18.2% in period/03, impacting foreign-currency-indexed and or denominated securities, which comprise 12.6% of the portfolio; and (iv) increase in the average volume of the securities’ portfolio, particularly federal government securities, as a result of increased funding.

This increase for the quarter reflects mainly: (i) increase in the average volume of the securities’ portfolio, particularly federal government securities, as a result of increased funding; (ii) less negative exchange variation of 7.1% in 4Q04, against negative exchange variation of 8.0% in 3Q04, impacting foreign currency-indexed and or denominated securities, which comprise 12.6% of the total portfolio; partially offset by: (iii) decrease in non-interest income of R$ 415 in 4Q04, compared to R$ 438 in 3Q04, as a result of less gains with securities.

Financial Income on Insurance, Private Pension Plans and Savings Bonds

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

5,360	5,143	(4.0)	1,337	1,379	3.1

The variation for the period was mainly due to the increase in the average volume of the securities’ portfolio, comprising federal government securities, related to technical reserves, especially PGBL and VGBL products and by increased variation in the IGP-M index, of 8.7% for 2003, against 12.4% in 2004. However, overall results were down mainly due to: (i) the decrease in average interest rates, especially CDI, from 23.3% in period/03 to 16.2% for period/04; and (ii) by the drop in non-interest income from R$ 303 in period/03 to R$ 179 in period/04, as a result of less gains on securities.

The variation for the quarter was substantially due to the increase in volume of the securities’ portfolio, mainly comprising federal government securities, as a result of the increase in the sale of supplementary pension plans and insurance policies, especially PGBL and VGBL, partially offset by: (ii) less variation in the IGP-M index, from 2.0% in 4Q04, against 3.3% in 3Q04.

Results of Foreign Exchange Transactions

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

797	691	(13.3)	-	29	-

During the period, there was a decrease in the volume of the foreign exchange portfolio as a result of less exchange variation for the period. Considering the adjustments to foreign funding expenses used to finance import/export transactions (Note 13 to the financial statements), results would total R$ 325 for period/03 to R$ 222 for period/04.

The volume of the fx portfolio for the quarter presents a decrease, when measured in reais, mainly as a result of negative exchange variation of 7.1% in 4Q04. Considering the adjustments to foreign funding expenses used to finance import/export transactions, results would total R$ 45 and R$ 79 in 3Q04 and 4Q04, respectively.

Results of Compulsory Deposits

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

1,386	1,177	(15.1)	301	318	5.6

The decrease for the period reflects: (i) drop in the SELIC rate from 23.3% for period/03 to 16.2% for period/04, which is used to remunerate the additional compulsory deposit; (ii) the decrease in the TR reference rate used to remunerate compulsory savings account deposits, from 4.7% in period/03 to 1.8% for period/04; partially offset by: (iii) the increase in the average volume of deposits for the period.

This increase was mainly due to: (i) increase in the SELIC rate from 3.9% in 3Q04 to 4.0% in 4Q04, which is used to remunerate the additional compulsory deposit; (ii) increase in the average volume of deposits for the quarter; partially offset by (iii) the decrease in the TR reference rate used to remunerate compulsory savings account deposits, from 0.6% in 3Q04 to 0.5% for 4Q04.

Interest and Charges on Deposits

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

10,536	8,486	(19.5)	1,292	1,710	32.4

The decrease mainly reflects: (i) falling average interest rates, in line with the variation in the CDI from 23.3% in period/03 against 16.2% in period/04, impacting expenses for purchase and sale commitments – third-party portfolio and time deposits and - R$ 1,131 and R$ 951 respectively, partially offset by: (ii) greater expense for securities abroad - R$ 535, generated by negative exchange variation of 18.2% in period/03 as compared to negative exchange variation of 8.1% in period/04; and (iii) increase in the average volume of funding for the period.

The increase in this expense mainly reflects negative exchange variation of 7.1% in 4Q04, compared to negative exchange variation of 8.0% in 3Q04, impacting securities and other funds obtained abroad; (ii) increase in interest rates, in line with the variation in the CDI from 3.9% in 3Q04 to 4.0% in 4Q04; and (iii) increase in the average volume of funding in 4Q04.

Price-level Restatement and Interest on Technical Reserves for Insurance, Private Pension Plans and Savings Bonds

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

3,120	3,216	3.1	943	922	(2.2)

The increase mainly reflects (i) the increase in the average volume of technical reserves, for insurance, private pension plans and premium bonds, particularly PGBL and VGBL products” and (ii) the improved accounting policies in period/04, with R$ 267, recorded in this account rather than in “Variation in technical reserves for insurance, private pension plans and savings bonds” pursuant to prior policy; partially offset by: (iii) the fall in average interest rates, in line with the variation in the CDI rate of 23.3% for period/03 as compared to 16.2% for period/04.

The variation was mainly due to less variation in the IGP-M, from 3.3% in 3Q04 against 2.0% in 4Q04, one of the indexes used to remunerate technical reserves for insurance, private pension plans and savings bonds; partially offset by the increase in sales of supplementary pension plans and insurance policies, particularly PGBL and VGBL products.

Expenses for Borrowings and Onlendings

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

1,084	1,253	15.6	(18)	50	(377.8)

The increase reflects negative exchange variation of 18.2% in period/03, against negative exchange variation of 8.1% in period/04, impacting borrowings and onlendings indexed and/or denominated in foreign currency, as well as the increase in local funding through onlendings from BNDES/FINAME.

This increase reflects negative exchange variation of 7.1% in 4Q04 against positive exchange variation of 8.0% in 3Q04, impacting borrowings and onlendings indexed and/or denominated in foreign currency, as well as the increase in local funding through onlendings from BNDES/FINAME.

Financial Margin

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

13,282	13,231	(0.4)	3,304	3,516	6.4

The variation for the period was mainly due to: (i) decrease in interest income - R$ 90, comprising growth in the average volume of business - R$ 1,470 and shrinking spreads – R$ 1,560; (ii) financial expenses recorded formerly in the “Variation in technical reserves for insurance, private pension plans and savings bonds” account - R$ 267; partially offset by (iii) the increase in non-interest income - R$ 306, mainly due to increased gains on treasury transactions and credit recoveries for period/04.

The variation for the quarter was mainly due to: (i) increase in interest income - R$ 291, comprising growth in the average volume of business - R$ 194 and change in loan profile - R$ 97; partially offset by (ii) decrease in non-interest income - R$ 79, derived from the less gains on securities transactions and credit recoveries as compared to 3Q04.

Expenses for Provision for Loan Losses

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

2,450	2,042	(16.7)	478	489	2.3

Excluding additional provisions - R$ 354 in period/03 and R$ 66 in period/04, the decrease in expenses for PDD in the amount of R$ 120, was mainly due to our selectivity and ongoing enhancement of tools/instruments used to grant, recover and monitor credits, as well as the continuing recovery of the Brazilian economy, reflected in the quality of our credit portfolio. In December 2003 and December 2004, our AA to C rated portfolio comprised 91.2% and 92.3% respectively of our total portfolio.

The increase is consistent with the growth in credit portfolio volume in 4Q04, offset by our selectivity and ongoing enhancement of tools/instruments used to grant, recover and monitor credits, as well as the continuing recovery of the Brazilian economy, reflected in the quality of our credit portfolio. In September 2004 and December 2004, our AA to C rated portfolio comprised 91.6% and 92.3% respectively of our total portfolio.

Income on Commissions and Fees

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

4,557	5,824	27.8	1,455	1,675	15.1

Growth for the period is derived substantially from the increase in the average volume of transactions and number of customers, as well as improvement in the partnership ratio, as a result of the segmentation process, especially: (i) fund management - R$ 298; (ii) credit operations - R$ 252; (iii) income on cards - R$ 252; and (iv) checking accounts - R$ 220; and (v) consortium purchase plan management - R$ 61.

Variation for the quarter was mainly due to the increase in the average volume of transactions, as well as improvement in the partnership ratio, as a result of the segmentation process, in particular: (i) income on cards – R$ 105; checking accounts – R$ 49; credit operations - R$ 26; and (iv) collection – R$8.

Income from Insurance Premiums, Private Pension Plans and Savings Bonds

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

11,726	13,284	13.3	3,465	3,836	10.7

The variation for the period is detailed below:			The variation for the quarter is detailed below:

a) Insurance Premiums Retained

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

5,535	6,433	16.2	1,674	1,770	5.7

The variation for the period mainly reflects: (i) the increase in the Health line portfolio - R$ 464, as a result of the inclusion of 300 thousand new livers in the Corporate Health segment; (ii) increase in the Auto portfolio - R$ 245, especially online transactions by brokers and policyholders; and (iii) increase in the Life portfolio - R$ 168.
			The increase for the fourth quarter was mainly due to growth in sales of Life - R$ 44 and Auto - R$ 40.

b) Private Pension Plan Contributions

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

5,035	5,493	9.1	1,453	1,748	20.3

The variation for the period was substantially due to: (i) growth in VGBL product sales - R$ 478; (ii) receipt of the transfer of the Previllares supplementary pension plan portfolio - R$ 117; e partially offset by (iii) lower PGBL product sales -R$ 274.
			The growth for the quarter was substantially derived from growth in VGBL and PGBL product sales - R$ 290 and 208, respectively; partially offset by lower traditional product sales - R$ 203.

c) Income on Savings Bonds

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

1,156	1,358	17.5	338	318	(5.9)

This growth reflects the increase in sales and re-investment of bonds maturing during the period.			The variation is partly due to the decrease in the re-investment of bonds matured in 4Q04.

Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

(3,670)	(3,964)	8.0	(1,076)	(1,317)	22.4

The variation for the period is detailed below:			The variation for the period is detailed below:

a) Variation in Technical Reserves for Insurance

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

(249)	(288)	15.7	(114)	(127)	11.4

Variations in technical reserves for insurance are directly related to the production of premiums in their respective effective periods. In period/04, the most significant variation occurred as a result of the increased reserve recorded in the Auto line - R$ 30.

Variations in technical reserves for insurance are directly related to the production of premiums in their respective effective periods. In 4Q04, the most significant amount was recorded in the Auto line - R$ 17.

b) Variation in Technical Reserves for Pension Plans

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

(3,336)	(3,640)	9.1	(972)	(1,200)	23.5

Variations in technical reserves are directly related to the production of premium and contributions in diverse selling periods, against benefits and redemptions. During the period, reserves were recorded in VGBL and traditional products - R$ 430 and R$ 771, respectively, offset by a lower reserve recorded for the PGBL product - R$ 897 and by the improved accounting policies in period/04, with R$ 267, recorded in “Price-level statement and interest on technical reserves for insurance, private pension plans and savings bonds” rather than in this account.

Variations in technical reserves are directly related to the production of premium and contributions in diverse selling periods, against benefits and redemptions. During the quarter, reserves were recorded, mainly, in VGBL and PGBL products - R$ 280 and R$ 71, respectively, offset by a lower reserve recorded for traditional products - R$ 123.

c) Variation in Technical Reserves for Savings Bonds

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

(85)	(36)	(57.6)	10	10	-

The variation reflects substantially the change in the criteria used to calculate the reserves for draws in September 2004, as well as the decrease in reserves for contingencies.			The variation of technical reserves remained stable for the quarter.

Claims - Insurance Operations

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

(3,980)	(5,159)	29.6	(1,328)	(1,317)	(0.8)

The increase in expense with claims for the period was mainly due to: (i) improved calculation of the provision for claims incurred but not reported (IBNR) during the period, used to analyze the movement of claims for a period of 54 months rather than 12, as in prior periods, which resulted in the recording of an extraordinary reserve of R$ 276; (ii) an amount of R$ 74, arising from civil contingencies related to insurance operations; and (iii) the increase in indemnities in Health, Auto and Life lines - R$ 773, compatible with earned premium growth.

Excluding the extraordinary reserves in 3Q04 – R$ 74, arising from civil contingencies related to insurance operations, the amounts of retained claims would total R$ 1,254 and R$ 1,137, respectively, compatible with earned premium growth.

Savings Bond Draws and Redemptions

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

(1,100)	(1,223)	11.2	(312)	(292)	(6.4)

The increase for the period is due to increased reserves recorded for redemptions and draws - R$ 123, as a result of increased sales of savings bonds.			The drop is mainly due to the decreased volume of single payment bond redemptions of R$ 5 thousand, matured in 4Q04.

Insurance, Pension Plan and Savings Bond Selling Expenses

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

(762)	(867)	13.8	(216)	(234)	8.3

The variation for the period is detailed below:			The variation for the quarter is detailed below:

a) Insurance Product Selling Expenses

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

(622)	(709)	14.0	(176)	(189)	7.4

The increase in selling expenses for the period occurred mainly in Life - R$ 33, Auto - R$ 32 and Health - R$ 17 products, in line however with the ratio of selling expenses to earned premium.			The increase in selling expenses for the quarter occurred mainly in the Life – R$ 10 and Auto - R$3, even though the ratio of selling expenses to earned premium decreased for the quarter.

b) Pension Plan and Savings Bond Selling Expenses

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

(140)	(158)	12.9	(40)	(45)	12.5

The increase in these expenses for the period reflects substantially the growth in VGBL product sales.			The increase in these expenses for the quarter reflects substantially the growth in “VGBL” and “PGBL” product sales.

Expenses with Pension Plan Benefits and Redemptions

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

(2,363)	(2,131)	(9.8)	(496)	(511)	3.0

The decrease for the period was mainly due to decreased benefit payments and redemptions of traditional private pension plans - R$323, offset by increased benefit payments and redemptions in the PGBL and VGBL products - R$ 91.

The increase in these expenses for the quarter mainly reflects increased benefit payments and redemptions in traditional pension plan products - R$ 7 and PGBL and VGBL products - R$ 8, in 4Q04 compared to 3Q04.

Personnel Expenses

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

(4,780)	(4,969)	4.0	(1,274)	(1,284)	0.8

The variation for the period reflects for the most part: (i) the effect of the collective bargaining agreement - R$ 260, of which: R$ 248 in 2003 was reflected in 2004 and R$ 72 in 2004, offset by less expenses with bonus in 2004 of R$ 60; (ii) increased expenses for labor claims – R$ 40; and (iv) consolidation of BBV Banco, Zogbi and BEM - R$ 207. Disregarding the above events the decrease in payroll would amount to R$ 317 for the period, mainly as a result of the synergy following the merger of banks acquired.

The variation for the quarter was mainly due to payroll increases, as a result of the collective bargaining agreement (8.5%) in September 2004, which was partially offset by lower personnel expenses, as a result of the synergy following the merger of banks acquired.

Other Administrative Expenses

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

(4,814)	(4,937)	2.6	(1,225)	(1,289)	5.2

The increase for the period was mainly due to consolidation of BBV Banco, Zogbi and BEM – R$ 239, acquired in 2004, partially offset by the decrease in expenses – R$ 116, as a result of management’s focus on controlling administrative expenses, establishing goals for maintenance of their notional value.
			The variation in administrative expenses remained practically stable in 4Q04, except for the seasonal increase in expenses for publicity and advertising - R$ 54.

Tax Expenses

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

(1,054)	(1,464)	38.9	(374)	(411)	9.9

This variation was substantially generated by: (i) the increase in expenses for COFINS - R$ 266, as a result of the rise in the calculation base rate from 3% to 4% in September 2003, as well as an increase in taxable income; (ii) the increase in expenses for ISS - R$ 74, as a result of a change in legislation; and (iii) increased expense for CPMF - R$ 45.
			The increase for the quarter was mainly generated by an increase in expenses for COFINS - R$ 22, which is compatible with the growth in taxable income during the quarter.

Equity in the Earnings of Associated Companies

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

5	163	3,160.0	(4)	44	(1,200.0)

The variation was mainly derived from improved results in associated companies for the period, as follows: IRB-Brasil Resseguros - R$ 70; Marlim Participações - R$ 25; and American BankNote - R$ 18.			The variation was mainly derived from improved results in associated companies for the quarter as follows: Marlim Participações - R$ 19 and IRB-Brasil Resseguros - R$ 19.

Other Operating Income

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

1,697	1,198	(29.4)	351	311	(11.4)

The variation for the period was mainly derived from: (i) reversal of other operating provisions in period/03, especially tax contingencies - R$ 344; and (ii) decrease due to non-consolidation of Latasa, sold in period/2003 – R$ 130.
			The variation for the quarter reflects the reversal of other operating provisions, in particular, the reversal of tax contingencies in 3Q04.

Other Operating Expenses

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

(2,741)	(2,826)	3.1	(628)	(704)	12.1

The growth was generated substantially by: (i) increased expenses for amortization of goodwill, as a result of the acquisition of BBV Banco, Zogbi and BEM - R$ 107; (ii) increase in the cost of services rendered; (iii) operating provisions – R$ 33; (iv) increase in sundry losses (discounts granted on credit operations/fraud) – R$ 45; partially offset by (v) less financial expense R$ 251.

The increase for 4Q04 was mainly due to: (i) operating provisions – R$ 31; (ii) increase in costs of services rendered - R$ 27; and (iii) increase in sundry losses ((discounts granted on credit operations/fraud) – R$ 10.

Operating Income

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

3,553	4,118	15.9	1,163	1,534	31.9

The variation for the period was due to: (i) increase in income on commissions and fees - R$ 1,267; (ii) less expense for provision for loan losses - R$ 408; (iii) increase in equity and earnings in associated companies - R$ 158; (iv) increase in the margin of contribution of insurance, private pension plan and savings bond operations - R$ 88; partially offset by: (v) decrease in operating revenue (net of other expenses) – R$ 583; (vi) increased tax expense - R$ 410; (vii) increase in personnel and administrative expenses - R$ 312; and (viii) less financial margin – R$ 51.

The variation for the quarter was derived from: (i) increase in financial margin - R$ 212; (ii) increase in income on commissions and fees – R$ 220; (iii) increase in the margin of contribution of insurance, private pension plan and savings bond operations – R$ 128; (iv) increase in equity and earnings in associated companies - R$ 48; partially offset by: (v) decrease in operating revenue (net of other expenses) - R$ 115; (vi) increased personnel and administrative expenses - R$ 74; (vii) increased tax expenses - R$ 37; and (viii) increase in expense for provision for loan losses - R$ 11.

Non-operating Income

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

(841)	(491)	(41.6)	(130)	(148)	13.8

The variation for the period mainly reflects (i) extraordinary amortization of goodwill for period/03 - R$799; offset by: (ii) extraordinary amortization of goodwill in period/04 - R$ 370; and (iii) income determined as a result of the auction of branches – R$ 211 for period/03.
			The variation for the quarter reflects substantially increased extraordinary amortization of goodwill in 4Q04 - R$ 133 as compared to R$ 102 in 3Q04.

Income Tax and Social Contribution

Accumulated to December			2004

2003	2004	% Variation	3nd Quarter	4rd Quarter	% Variation

(397)	(554)	39.5	(278)	(321)	15.5

The variation in the expense for income tax and social contribution, for the year, reflects tax charges on pre-tax income, after additions and exclusions, as described in Note 35 to the financial statements.

The variation in the expense for income tax and social contribution for the quarter was due substantially to: (i) calculation basis increase which applied to the IRPJ and CS rates (34%), generated an increase in expense - R$ 121; adjusted by variations in exclusions: (ii) increase in equity in the earnings of subsidiary and associated companies - R$ 18; (iii) less exchange loss - R$ 32; and (iv) decrease in the amount of deferred tax assets recorded - R$ 23.

• Comparative Balance Sheet - In millions of reais

Assets	December	December	%	September	December	%
	2003	2004	Variation	2004	2004	Variation

Current assets and long-term receivables	171,142	179,980	5.2	174,673	179,980	3.0
Funds available	2,448	2,639	7.8	2,386	2,639	10.6
Interbank investments	31,724	22,347	(29.6)	25,126	22,347	(11.1)
Securities and derivative financial instruments	53,805	62,422	16.0	58,155	62,422	7.3
Interbank and interdepartmental accounts	14,528	16,235	11.7	15,336	16,235	5.9
Restricted deposits:
Brazilian Central Bank	13,580	15,696	15.6	14,244	15,696	10.2
Other	948	539	(43.1)	1,092	539	(50.6)
Credit and leasing operations	43,469	53,447	23.0	49,859	53,447	7.2
Credit and leasing operations	47,376	57,440	21.2	53,832	57,440	6.7
Allowance for loan and leasing losses	(3,907)	(3,993)	2.2	(3,973)	(3,993)	0.5
Other receivables and assets	25,168	22,890	(9.1)	23,811	22,890	(3.9)
Foreign exchange portfolio	11,103	7,337	(33.9)	8,960	7,337	(18.1)
Other receivables and assets	14,217	15,705	10.5	15,059	15,705	4.3
Allowance for losses	(152)	(152)	0.7	(208)	(152)	(26.9)
Permanent assets	4,956	4,946	(0.2)	5,030	4,946	(1.7)
Investments	862	1,101	27.7	971	1,101	13.4
Property and equipment in use and leased assets	2,326	2,289	(1.6)	2,288	2,289	-
Deferred charges	1,768	1,556	(12.0)	1,771	1,556	(12.1)
Deferred charges	552	530	(4.0)	541	530	(2.0)
Goodwill on acquisition of subsidiaries, net of amortization	1,216	1,026	(15.6)	1,230	1,026	(16.6)

Total	176,098	184,926	5.0	179,703	184,926	2.9

Liabilities

Current and long-term liabilities	162,406	169,595	4.4	164,907	169,595	2.8
Deposits	58,024	68,643	18.3	64,787	68,643	6.0
Demand deposits	12,909	15,298	18.5	14,782	15,298	3.5
Savings deposits	22,140	24,783	11.9	23,186	24,783	6.9
Interbank deposits	32	19	(40.6)	14	19	35.7
Time deposits	22,943	28,459	24.0	26,805	28,459	6.2
Other deposits	-	84	-	-	84	-
Deposits received under security repurchase agreements	32,793	22,886	(30.2)	21,551	22,886	6.2
Funds from issuance of securities	6,847	5,057	(26.1)	6,116	5,057	(17.3)
Securities issued abroad	5,809	4,376	(24.7)	5,227	4,376	(16.3)
Other resources	1,038	681	(34.4)	889	681	(23.4)
Interbank and interdepartmental accounts	2,311	1,920	(16.9)	1,739	1,920	10.4
Borrowings and onlendings	14,795	15,960	7.9	16,715	15,960	(4.5)
Borrowings	7,224	7,561	4.7	8,695	7,561	(13.0)
Onlendings	7,571	8,399	10,9	8.020	8.399	4,7
Derivative financial instruments	52	173	232,7	308	173	(43.8)
Technical reserves for insurance, private pension plans and savings bonds	26,409	33,669	27,5	31,585	33,669	6.6
Other liabilities	21,175	21,287	0.5	22,106	21,287	(3.7)
Foreign exchange portfolio	5,119	3,011	(41.2)	3,974	3,011	(24.2)
Taxes and social security contributions, social and statutory payables	5,633	5,395	(4.2)	5,208	5,395	3.6
Subordinated debt	4,995	5,972	19.6	6,089	5,972	(1.9)
Sundry	5,428	6,909	27.3	6,835	6,909	1.1
Deferred income	32	45	40.6	44	45	2.3
Minority interest in subsidiaries	113	71	(37.2)	74	71	(4.1)
Stockholders’ equity	13,547	15,215	12.3	14,678	15,215	3.7

Total	176,098	184,926	5.0	179,703	184,926	2.9

• Equity Analysis - In millions of reais

Funds Available

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

2,448	2,639	7.8	2,386	2,639	10.6

This increase for the year reflects the increase in the volume of local currency cash funds – R$ 347, offsetting the decrease in the volume of foreign currency cash funds - R$ 156.			This variation for the quarter was due to the increase in the volume of local currency cash funds - R$ 268, offsetting the decrease in the volume of foreign currency cash funds – R$ 15.

Interbank Investments

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

31,724	22,347	(29.6)	25,126	22,347	(11.1)

The variation for the year reflects: (i) the decrease in the third-party and own portfolio positions and unrestricted notes in open market investments, down by R$ 2,730, R$ 5,222 and R$ 3,135, respectively; partially offset by: (ii) the increase in interbank deposits - R$ 1,710.

The increase for the quarter is mainly due to: (i) decrease in the third-party portfolio and own portfolio positions of open market investments, down by R$ 1,103 and R$ 1,510 respectively; and (ii) by decreased interbank deposits - R$ 166.

Securities (TVM) and Derivative Financial Instruments

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

53,805	62,422	16.0	58,155	62,422	7.3

The increase for the year is due substantially to: (i) additional funds derived from the increase in funding, particularly technical reserves for insurance, private pension plans and savings bonds, as well as issuance of subordinated and mitigated in part by: (ii) negative exchange variation of 8.1% for 2004 (year/04) impacting foreign-currency indexed and/or denominated securities, which comprise 12.6%% of the portfolio; and (iii) the redemption/maturity of securities during the year.

The variation is mainly due to: (i) additional funds derived from the increase in funding, particularly technical reserves for insurance, private pension plans and savings bonds; partially offset by: (ii) negative exchange variation of 7.1% for the quarter, impacting foreign-currency indexed and/or denominated securities, which comprise 12.6% of the portfolio; and (iii) the redemption/maturity of securities during the quarter.

Interbank and Interdepartmental Accounts

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

14,528	16,235	11.7	15,336	16,235	5.9

The variation for the year reflects the increase in compulsory Brazilian Central Bank (BACEN) deposits, as a result of the increase in the volume of demand and savings deposits which grew 18.5% and 11.9%, respectively.

The increase for the quarter reflects the growth in compulsory BACEN deposits, as a result of the increase in the volume of demand and savings deposits which grew 3.5% and 6.9%, respectively, offset by amounts resulting from the balancing of checks and other documents recorded in the “Unsettled payments and receipts” accounts, between SFN institutions on the last day of the year.

Credit and Leasing Operations

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

54,336	62,788	15.6	59,976	62,788	4.7

Growth for the year was mainly due to: (i) the consumer customer portfolio with a growth rate of 35.6%, in particular, Auto CDC products up by 51.1% and Personal Credit, up by 66.7% and Onlendings – BNDES up by 52.7%, reflecting increased consumer confidence in the present economic scenario. In the corporate portfolio, the growth rate was 7.5%, as a result of the increase of 32.8% of the micro, small and medium business portfolio, offset by a decline of 7.0% in the portfolio of large companies, (mainly as a result of the appreciation of the real against the US dollar). In the corporate portfolio, we highlight the rural credit product, up by 27.8%, auto financing up by 62.5% and working capital up by 11.4%, following the return to economic growth, in both foreign and domestic markets in 2004; (ii) consolidation of Banco Zogbi and Banco BEM; partially offset by: (iii) negative exchange variation of 8.1% for year/04, affecting foreign-currency indexed and/or denominated contracts, comprising 10.3% of the total portfolio.
N.B. Includes advances on foreign exchange contracts and other receivables and does not include the allowance for loan losses, as described in Note 12 to the financial statements.

This growth was mainly due to: (i) increase in the balance of the credit portfolio, especially the 13.4% increase for the quarter in the individual customer portfolio, in particular, Auto Financing products up by 16.8%, Personal Credit up by 13.8% and Onlendings – BNDES up by 12.0%. In the corporate customer portfolio, the increase of 0.7% was partially motivated by appreciation of the real against the US dollar influencing the negative results of foreign-currency indexed and/or denominated operations. In this portfolio, we highlight working capital products, up by 15.6%, discount of promissory notes, up by 19.2% and Auto Financing, up by 17.8%; partially offset by: (ii) negative exchange variation of 7.1% in 4Q04, affecting foreign-currency indexed and/or denominated contracts, comprising 10.3% of the total portfolio.
N.B. Includes advances on foreign exchange contracts and other receivables and does not include the allowance for loan losses, as described in Note 12 to the financial statements.

Allowance for Loan Losses (PDD)

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

(4,059)	(4,145)	2.1	(4,181)	(4,145)	(0.9)

The variation in the balance of PDD for the year was due to the increase in the volume of credit operations, mitigated by the ongoing improvement in quality of the Bank’s credit portfolio. We noted that the ratio of total PDD to the credit portfolio dropped from 75% in December/03 to 6.6% in December/04, and the ratio of allowance coverage to the abnormal course credit portfolio, rated from D to H, increased from 154.2% in December/03 to 169.8% in December/04. These ratios evidence the improvement in credit portfolio quality, as a result of our safe, selective and consistent credit granting strategy, as well as the improved Brazilian economy. In year/04, R$ 2,118 (R$ 77 derived from acquisition) was recorded as PDD and R$ 2,032 was written off. Excess allowance over minimum requirements increased from R$ 859 in December/03 to R$ 925 in December/04.

The balance of PDD remained practically stable for the quarter, evidencing the excellent quality of the Bank’s credit portfolio. We noted that the ratio of total PDD to the credit portfolio dropped from 7.0% in September/04 to 6.6% in December/04, and the ratio of allowance coverage to the abnormal course credit portfolio, rated from D to H, increased from 165.1% in September/04 to 169.8% in December/04. These ratios evidence the improvement in credit portfolio quality, as a result of our safe, selective and consistent credit granting strategy, as well as the improved Brazilian economy. During the quarter, R$ 489 was recorded and R$ 525 was written off. Excess allowance over minimum requirements increased from R$ 913 in September/04 to R$ 925 in December/04.

Other Receivables and Assets

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

24,543	22,491	(8.4)	23,387	22,491	(3.8)

This variation is mainly due to: (i) the decrease in fx portfolio volume – R$ 3,766; partially mitigated by: (ii) the increase in accounts receivable for credit card transactions, which do not involve the granting of credit.
N.B. This total is less (net of corresponding PDD) an amount of R$ 625 in December/03 and R$ 399 in Dececember/04, allocated to the “Credit Operations and Leasing Operations” and “Allowance for loan losses” accounts.

The variation for the quarter mostly reflects: (i) the decrease in fx portfolio volume – R$ 1,623; partially mitigated by: (ii) the increase in accounts receivable for credit card transactions, which do not involve the granting of credit.
N.B. This total is less (net of corresponding PDD) an amount of R$ 424 in September/04 and R$ 399 in December/04, allocated to the “Credit Operations and Leasing Operations” and “Allowance for loan losses” accounts.

Permanent Assets

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

4,956	4,946	(0.2)	5,030	4,946	(1.7)

The variation for the year reflects substantially: (i) amortization of goodwill in subsidiaries – R$ 713, of which R$ 370 was amortized on an extraordinary basis in year/04; (ii) goodwill on the acquisition of Banco Zogbi and Banco BEM – R$ 443, partially offset by equity in the earnings of subsidiary and associated companies for 2004 and (iii) the transfer of share investments from current to permanent assets.

The variation for the quarter was substantially due to: (i) amortization of goodwill in subsidiaries - R$ 204, of which R$ 133 was amortized on an extraordinary basis, mitigated by: (ii) equity in the earnings of subsidiary and associated companies for 4Q04 and (iii) the transfer of share investments from current to permanent assets.

Demand Deposits

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

12,909	15,298	18.5	14,782	15,298	3.5

The increase for the year is principally due to the growing number of consumer customers, as well as the increase in funds deposited by corporate entities.			The increase for the quarter is principally due to the increase in funds deposited by corporate entities and in the number of bank customers.

Savings Deposits

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

22,140	24,783	11.9	23,186	24,783	6.9

This growth reflects substantially: (i) increase in the number of customers and (ii) 8.1% remuneration (TR + 0.5% p.m.) for year/04 on deposits.			The growth for the quarter is due to: (i) increase in the number of customers and (ii) 2.0% remuneration (TR + 0.5% p.m.) for 4Q04 on deposits.

Time Deposits

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

22,943	28,459	24.0	26,805	28,459	6.2

This increment is due for the most part to: (i) remuneration recognized for the year; (ii) increased volume, partly, to attend demand by institutional investors.			The growth for the quarter is due to: (i) income accrued and (ii) increase in the volume of funding to attend demand by institutional investors.

Interbank Deposits and Other Deposits

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

32	103	221.9	14	103	635.7

The variation for the year is mainly due to the introduction of the Investment Account effective from October 1, 2004.			The variation for the quarter is mainly due to the introduction of the Investment Account effective from October 1, 2004.

Deposits Received under Security Repurchase Agreements

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

32,793	22,886	(30.2)	21,551	22,886	6.2

The variation in this account balance for the year was due mostly to: (i) decrease in the third-party portfolio – R$ 3,128; (ii) decrease in the unrestricted notes portfolio – R$ 8,366; partially offset by: (iii) increase in own portfolio – R$ 1,587.
N.B. Includes investment fund and managed portfolio resources invested in purchase and sale commitments with Bradesco, the investors in which are subsidiary companies included in the consolidated financial statements in the amounts of R$ 11,512 (December/03) and R$ 10,234 (December/04).

The variation in this account balance for the quarter was mostly due to: (i) increase in own portfolio - R$ 2,428; partially offset by: (ii) decrease in third-party portfolio - R$ 1,198, respectively.
N.B Includes investment fund and managed portfolio resources invested in purchase and sale commitments with Bradesco, the investors in which are subsidiary companies included in the consolidated financial statements in the amounts of R$ 8,518 (September/04) and R$ 10,234 (December/04).

Funds from Acceptance and Issuance of Securities

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

6,847	5,057	(26.1)	6,116	5,057	(17.3)

The decrease is due to the redemption of securities issued abroad (Eurobonds) matured and not renewed during the year, as well as negative exchange variation of 8.1% for the year.			The decrease is due to the redemption of securities issued abroad (Eurobonds) matured and not renewed during the quarter, as well as negative exchange variation of 7.1% for 4Q04.

Interbank and Interdepartmental Accounts

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

2,311	1,920	(16.9)	1,739	1,920	10.4

The variation reflects mainly the increased volume of foreign currency money orders in December/04 as compared to December/03.			The variation reflects mainly the increased volume of foreign currency money orders in December/04 as compared to September/04.

Borrowings and Onlendings

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

14,795	15,960	7.9	16,715	15,960	(4.5)

The variation for the year is due substantially to: (i) the increase in the volume of funds obtained in Brazil via onlendings from BNDES/FINAME; and (ii) new funding transactions abroad, partially offset by: (iii) negative exchange variation of 8.1% for year/04, since a portion of these transactions are indexed and/or denominated in foreign currency.

The decrease for the quarter is mainly due to: (i) negative exchange variation of 7.1% in 4Q04, since a portion of these transactions are indexed and/or denominated in foreign currency; partially offset by: (ii) increase in the volume of funds obtained in Brazil via onlendings from BNDES/FINAME.

Other Liabilities and Derivative Financial Instruments

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

27,410	26,256	(4.2)	28,032	26,256	(6.3)

The variation was due mostly to: (i) decrease in the volume of the fx portfolio; (ii) negative exchange variation of 8.1% for the year on balances of a portion of subordinated debt; offset by (iii) new issuance of subordinated debt in foreign currency – R$ 817 in year/04 .
N.B. Excludes advances on foreign exchange contracts of R$ 6,183 and R$ 4,797, allocated to the specific account in credit operations in December/03 and December/04, respectively.

The variation for the quarter reflects substantially: (i) the decrease in the volume of the fx portfolio - R$ 963; and (ii) negative exchange variation of 7.1% for 4Q04 on balances of a portion of subordinated debt.
N.B. Excludes advances on foreign exchange contracts of R$ 5,618 and R$ 4,797, allocated to the specific account in credit operations in September/04 and December/04, respectively.

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

26,409	33,669	27.5	31,585	33,669	6.6

The increase for the year reflects mainly the increased sales of private supplementary pension plans and insurance policies, in particular, PGBL and VGBL products, as well as price-level restatement and interest on technical reserves.

The growth for the quarter is substantially due to the increased sales of private supplementary pension plans and insurance policies, in particular, PGBL and VGBL products, as well as price-level restatement and interest on technical reserves.

Minority Interest in Subsidiaries

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

113	71	(37.2)	74	71	(4.1)

The decrease for the year was due to the sale of our stake in Sete Quedas Empreendimentos Imobiliários e Participações Ltda.			Minority interest in subsidiaries remained practically stable for the quarter.

Stockholders’ Equity

December/2003	December/2004	% Variation	September/2004	December/2004	% Variation

13,547	15,215	12.3	14,678	15,215	3.7

This variation is due to: (i) appropriation of net income for the year - R$ 3,060; (ii) others - R$ 2; offset by: (iii) interest attributed to own capital, paid and accrued - R$ 1,325; (iv) decrease in the mark-to-market adjustment reserve of securities and derivatives - R$ 20, as a result of the reversal of mark-to-market adjustment of certain investments in shares, subsequent to their transfer to permanent assets, offset by the results of the appreciation of market value in year/04; and (v) acquisition of own shares - R$ 49.

This variation is due to: (i) appropriation of net income for 4Q04 - R$ 1,058; offset by: (ii) decrease in the mark-to-market adjustment reserve of securities and derivatives - R$ 181, as a result of the reversal of mark-to-market adjustment of certain investments in shares, subsequent to their transfer to permanent assets, offset by the results of the appreciation of market value in 4Q04; and (iii) interest attributed to own capital, paid and accrued - R$ 340.

2 – Main Statement of Income Information

• Consolidated Statement of Income – In thousands of reais

	2004	2003	2002	2001	2000

Income from lending and trading activities	26,203,227	28,033,866	31,913,379	21,411,673	15,519,008

Credit operations	12,731,435	12,294,528	15,726,929	11,611,236	7,787,745
Leasing operations	300,850	307,775	408,563	420,365	512,962
Securities transactions	4,921,179	7,832,965	9,527,663	7,367,600	6,122,486
Financial income on insurance, private pension
plans and savings bonds	5,142,434	5,359,939	3,271,913	-	-
Derivative financial instruments	1,238,890	55,192	(2,073,247)	(270,572)	-
Foreign exchange transactions	691,302	797,702	4,456,594	2,045,092	872,234
Compulsory deposits	1,177,137	1,385,765	594,964	237,952	223,581

Expenses	15,013,996	17,201,888	23,259,783	13,312,726	9,132,137
Interest and charges on:
Deposits	8,486,003	10,535,497	10,993,327	6,986,027	5,521,407
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds	3,215,677	3,120,342	2,241,283	-	-
Borrowings and onlendings	1,253,175	1,083,379	7,194,161	4,316,682	2,158,725
Leasing operations	17,492	12,981	12,486	-	93
Provision for loan losses	2,041,649	2,449,689	2,818,526	2,010,017	1,451,912

Income from financial intermediation	11,189,231	10,831,978	8,653,596	8,098,947	6,386,871

Other operating income (expenses)	(7,071,120)	(7,278,870)	(6,343,850)	(5,324,166)	(4,647,041)

Commissions and fees	5,824,368	4,556,861	3,711,736	3,472,560	3,042,699
Income on insurance premiums, private pension plans and savings bonds	13,283,677	11,726,088	10,134,873	8,959,259	6,919,942
Variation in technical reserves for insurance, private pension plans and savings bonds	(3,964,106)	(3,670,163)	(2,784,647)	(3,492,217)	(3,001,118)
Claims - insurance operations	(5,159,188)	(3,980,419)	(3,614,963)	(3,251,706)	(2,511,146)
Savings bond draws and redemptions	(1,223,287)	(1,099,554)	(720,932)	(744,402)	(355,243)
Insurance and pension plan selling expenses	(867,094)	(762,010)	(667,527)	(689,352)	(645,020)
Expenses with pension plan benefits and redemptions	(2,130,647)	(2,362,771)	(1,688,639)	(1,369,424)	(912,784)
Personnel expenses	(4,969,007)	(4,779,491)	(4,075,613)	(3,548,805)	(3,220,607)
Other administrative expenses	(4,937,143)	(4,814,204)	(4,028,377)	(3,435,759)	(2,977,665)
Tax expenses	(1,464,446)	(1,054,397)	(847,739)	(790,179)	(670,138)
Equity in the earnings of associated companies	163,357	5,227	64,619	70,764	156,300
Other operating income	1,198,532	1,697,242	1,320,986	1,326,459	902,807
Other operating expenses	(2,826,136)	(2,741,279)	(3,147,627)	(1,831,364)	(1,375,068)

Operating income	4,118,111	3,553,108	2,309,746	2,774,781	1,739,830

Non-operating income (expenses), net	(491,146)	(841,076)	186,342	(83,720)	(123,720)

Income before taxes and profit sharing	3,626,965	2,712,032	2,496,088	2,691,061	1,616,110

Provision for income tax and social contribution	(554,345)	(396,648)	(460,263)	(502,257)	(258,776)

Non-recurring/extraordinary income	-	-	-	-	400,813

Minority interest in subsidiaries	(12,469)	(9,045)	(13,237)	(18,674)	(17,982)

Net income	3,060,151	2,306,339	2,022,588	2,170,130	1,740,165

Return on stockholders' equity	20.11%	17.02%	18.65%	22.22%	21.50%

	2004				2003

	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.

Income from lending and trading activities	6,201,944	5,525,100	7,719,563	6,756,620	7,443,322	7,911,617	5,434,443	7,244,484

Credit operations	3,102,037	2,870,585	3,659,023	3,099,790	3,169,261	3,504,644	2,685,193	2,935,430
Leasing operations	85,556	73,467	56,715	85,112	78,660	85,952	65,777	77,386
Securities transactions	758,491	361,241	2,120,909	1,680,538	2,230,775	2,312,036	1,333,343	1,956,811
Financial income on insurance, private pension plans and savings bonds	1,379,157	1,337,097	1,181,151	1,245,029	1,411,927	1,334,756	1,172,214	1,441,042
Derivative financial instruments	529,925	582,105	(68,697)	195,557	8,877	33,158	(360,489)	373,646
Foreign exchange transactions	28,645	(746)	502,246	161,157	254,543	275,508	168,153	99,498
Compulsory deposits	318,133	301,351	268,216	289,437	289,279	365,563	370,252	360,671

Expenses	3,174,801	2,699,294	5,152,601	3,987,300	4,251,574	5,357,189	3,068,353	4,524,772
Interest and charges on:
Deposits	1,709,830	1,291,812	3,029,988	2,454,373	2,605,171	3,434,326	1,826,314	2,669,686
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds	922,018	942,651	698,695	652,313	701,184	761,148	755,950	902,060
Borrowings and onlendings	49,921	(18,123)	905,617	315,760	490,305	555,389	(103,670)	141,355
Leasing operations	4,300	4,585	4,747	3,860	3,398	3,187	3,194	3,202
Provision for loan losses	488,732	478,369	513,554	560,994	451,516	603,139	586,565	808,469

Income from financial intermediation	3,027,143	2,825,806	2,566,962	2,769,320	3,191,748	2,554,428	2,366,090	2,719,712

Other operating income (expenses)	(1,491,990)	(1,663,296)	(1,945,378)	(1,970,456)	(2,305,000)	(1,887,139)	(1,506,993)	(1,579,738)

Commissions and fees	1,675,594	1,454,636	1,375,202	1,318,936	1,274,590	1,182,359	1,082,637	1,017,275
Income on insurance premiums, private pension plans and savings bonds	3,836,157	3,464,550	2,989,637	2,993,333	3,434,634	2,873,832	2,728,022	2,689,600
Variation in technical reserves for insurance, private pension plans and savings bonds	(1,316,961)	(1,076,201)	(693,433)	(877,511)	(1,143,458)	(863,897)	(708,447)	(954,361)
Claims - insurance operations	(1,317,196)	(1,328,082)	(1,281,728)	(1,232,182)	(920,068)	(1,066,766)	(1,055,767)	(937,818)
Savings bond draws and redemptions	(291,770)	(312,043)	(346,151)	(273,323)	(301,838)	(283,009)	(282,275)	(232,432)
Insurance and pension plan selling expenses	(233,846)	(215,775)	(205,157)	(212,316)	(208,229)	(190,761)	(182,499)	(180,521)
Expenses with pension plan benefits and redemptions	(511,108)	(496,399)	(590,492)	(532,648)	(955,812)	(555,691)	(461,256)	(390,012)
Personnel expenses	(1,284,423)	(1,273,981)	(1,233,345)	(1,177,258)	(1,272,063)	(1,306,415)	(1,147,838)	(1,053,175)
Other administrative expenses	(1,288,511)	(1,225,032)	(1,215,747)	(1,207,853)	(1,327,995)	(1,232,599)	(1,152,697)	(1,100,913)
Tax expenses	(411,494)	(373,965)	(343,100)	(335,887)	(293,466)	(254,650)	(238,429)	(267,852)
Equity in the earnings of associated companies	44,797	(3,708)	122,309	(41)	30,723	7,218	(27,989)	(4,725)
Other operating income	310,663	350,660	279,688	257,521	246,922	422,630	517,507	510,183
Other operating expenses	(703,892)	(627,956)	(803,061)	(691,227)	(868,940)	(619,390)	(577,962)	(674,987)

Operating income	1,535,153	1,162,510	621,584	798,864	886,748	667,289	859,097	1,139,974

Non-operating income (expenses), net	(148,183)	(129,249)	(202,568)	(11,146)	(73,495)	9,854	(95,872)	(681,563)

Income before taxes and profit sharing	1,386,970	1,033,261	419,016	787,718	813,253	677,143	763,225	458,411

Provision for income tax and social contribution	(322,116)	(278,499)	224,907	(178,637)	(95,620)	(111,614)	(242,190)	52,776

Minority interest in subsidiaries	(7,101)	(2,413)	(2,587)	(368)	(2,496)	(1,638)	(1,325)	(3,586)

Net income	1,057,753	752,349	641,336	608,713	715,137	563,891	519,710	507,601

• Results by Business Segment - In millions of reais

	Amounts accumulated from January to December

	Financial		Insurance Group		Other Activities	Amount Eliminated	Consolidated Bradesco

	Local	Foreign	Local	Foreign

Income from financial intermediation	8,768	468	1,935	1	11	6	11,189
Other operating income (expenses)	(6,989)	(108)	(1,046)	(2)	22	(6)	(8,129)
Commissions and fees	5,120	17	311	-	775	(399)	5,824
Personnel expenses	(4,233)	(21)	(478)	(1)	(236)	-	(4,969)
Other administrative expenses	(4,625)	(66)	(529)	(1)	(182)	466	(4,937)
Other revenue (expenses)	(3,251)	(38)	(350)	-	(335)	(73)	(4,047)

Net income accumulated to December 2004	1,779	360	889	(1)	33	-	3,060

Net income accumulated to December 2003	1,249	323	678	1	55	-	2,306

Composition of Income - %

• Increase in the Main Statement of Income Items

2004 as Compared to 2003 – In millions of reais

(*)

Composition: Premiums and contributions, net of variations in technical reserves for insurance, private pension plans and savings bonds, less claims, redemptions, benefits and commissions, not including financial income on insurance activities and price-level restatement and interest on technical reserves which are included in financial margin.

(**)	Mainly reversal of other operating provisions in the amount of R$ 344.

4Q04 as Compared to 3Q04 – In millions of reais

(*)

Composition: Premiums and contributions, net of variations in technical reserves for insurance, private pension plans and savings bonds, less claims, redemptions, benefits and commissions, not including financial income on insurance activities and price-level restatement and interest on technical reserves which are included in financial margin.

• Increase in Financial Margin Items plus Exchange Adjustment

2004 as Compared to 2003 – In millions of reais

(1)	Includes income on credit operations + income on leasing operations + income on foreign exchange transactions (Note 13a).
(2)

Includes interest and charges on deposits, excluding expenses for purchase and sale commitments + expenses for borrowings and onlendings + income on compulsory deposits + adjustments to income on foreign exchange transactions (Note 13a).

(3)

Includes income on securities transactions, less expenses with purchase and sale commitments + financial income on insurance, private pension plans and savings bonds + income on derivative financial instruments + adjustments to income on foreign exchange transactions (Note 13a).

(4)	Includes price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds.

4Q04 as Compared to 3Q04 – In millions of reais

(1)	Includes income on credit operations + income on leasing operations + income on foreign exchange transactions (Note 13a).
(2)

Includes interest and charges on deposits, excluding expenses for purchase and sale commitments + expenses for borrowings and onlendings + income on compulsory deposits + adjustments to income on foreign exchange transactions (Note 13a).

(3)

Includes income on securities transactions, less expenses with purchase and sale commitments + financial income on insurance, private pension plans and savings bonds + income on derivative financial instruments + adjustments to income on foreign exchange transactions (Note 13a).

(4)	Includes price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds.

• Analysis of the Adjusted Financial Margin and Average Rates

Credit Operations x Income

In millions of reais	Accumulated to December 2003	Accumulated to December 2004	3rd Qtr. 2004	4th Qtr. 2004

Credit operations	44,051	50,207	51,270	54,080
Leasing operations	1,481	1,452	1,402	1,556
Advances on foreign exchange contracts	5,876	5,784	5,938	5,207
1 - Total – average balance (quarterly)	51,407	57,443	58,610	60,843
2 - Income (*)	12,678	13,149	2,983	3,258
3 - Average return annualized exponentially (2/1)	24.7%	22.9%	22.0%	23.2%

(*)	Includes income from credit operations, net results from leasing operations and adjusted results on foreign exchange transactions (Note 13a).

Securities x Income on Securities Transactions

In millions of reais	Accumulated to December 2003	Accumulated to December 2004	3rd Qtr. 2004	4th Qtr. 2004

Securities	43,188	56,749	57,184	60,288
Interbank investments	25,232	23,792	22,827	23,736
Subject to repurchase agreements	(20,957)	(21,812)	(19,149)	(22,219)
Derivative financial instruments	(322)	(332)	(546)	(241)
4 – Total – average balance (quarterly)	47,141	58,397	60,316	61,565
5 – Income on securities transactions (net of expenses for repurchase agreements) (*)	9,269	8,101	1,509	1,835
6 – Average rate annualized exponentially (5/4)	19.7%	13.9%	10.4%	12.5%

(*)	Includes financial income on insurance, private pension plans, savings bonds, derivative financial instruments and foreign exchange adjustments (Note 13a).

Total Assets x Income from Financial Intermediation

In millions of reais	Accumulated to December 2003	Accumulated to December 2004	3rd Qtr. 2004	4th Qtr. 2004

7 - Total assets - Average balance (quarterly)	156,547	175,591	177,979	182,314
8 - Income from financial intermediation	28,034	26,203	5,525	6,202
9 - Average rate annualized exponentially (8/7)	17.9%	14.9%	13.0%	14.3%

Funding x Expenses

In millions of reais	Accumulated to December 2003	Accumulated to December 2004	3rd Qtr. 2004	4th Qtr. 2004

Deposits	56,885	62,955	64,460	66,715
Funds from acceptance and issuance of securities	5,717	6,332	6,598	5,587
Interbank and interdepartmental accounts	1,857	1,648	1,415	1,830
Subordinated debt	3,705	5,676	6,135	6,031
10 - Total funding - average balance (quarterly)	68,166	76,611	78,608	80,163
11 - Expenses (*)	5,167	4,147	218	563
12 - Average rate annualized exponentially (11/10)	7.6%	5.4%	1.1%	2.8%

(*)	Funding expenses without repurchase agreements, less income on compulsory deposits and foreign exchange adjustments (Note 13a).

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds x Expenses

In millions of reais	Accumulated to December 2003	Accumulated to December 2004	3rd Qtr. 2004	4th Qtr. 2004

13 – Technical reserves for insurance, private pension plans and savings bonds - average balance (quarterly)	22,762	29,818	30,532	32,627
14 – Expenses (*)	3,120	3,216	943	922
15 – Average rate annualized exponentially (14/13)	13.7%	10.8%	12.9%	11.8%

(*)	Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds.

Borrowings and Onlendings (Local and Foreign) x Expenses

In millions of reais	Accumulated to December 2003	Accumulated to December 2004	3rd Qtr. 2004	4th Qtr. 2004

Borrowings	8,375	8,034	8,795	8,128
Onlendings	7,069	7,986	7,971	8,209
16 - Total borrowings and onlendings - average balance (quarterly)	15,444	16,020	16,766	16,337
17 - Expenses for borrowings and onlendings (*)	377	656	26	92
18 - Average rate annualized exponentially (17/16)	2.4%	4.1%	0.6%	2.3%

(*)	Includes foreign exchange adjustments (Note 13a).

Total Assets x Financial Margin

In millions of reais	Accumulated to December 2003	Accumulated to December 2004	3rd Qtr. 2004	4th Qtr. 2004

19 - Total assets - average balance (quarterly)	156,547	175,591	177,979	182,314
20 - Financial margin (*)	13,282	13,231	3,304	3,516
21 - Average rate annualized exponentially (20/19)	8.5%	7.5%	7.6%	7.9%

(*)	Income from financial intermediation excluding provision for loan losses (PDD).

Financial Market Indicators

Analysis of Financial Margin

Bradesco’s consolidated financial margin (before PDD) totaled R$ 13,231 million, for 2004, down by 0.4% compared to R$ 13,282 million for 2003.

Interest income decreased financial margin by R$ 90 million for the year, mainly as a result of the growth in average business volume of some R$ 1,470 million, offset by the decrease in spreads of R$ 1,560 million.

In 2004, non-interest income grew financial margin by R$ 360 million, as compared to the prior year, mainly as a result of increased gains on securities transactions and credit recoveries during the 12-month period.

Compared to 2003, we stress that the balance of financial margin, for 2004, was impacted negatively by an amount of R$ 267 million, as a result of the reclassification of financial expenses, recorded in prior periods in the "Changes in technical reserves for insurance, private pension plans and savings bonds" account, and the fact that in 2003, financial margin was also influenced favorably by gain on the sale of shares of Latasa in the amount of R$ 195 million.

Compared to 2003, the average financial margin rate for 2004, reflecting the ratio between the results of financial margin and the average balance of total assets decreased by 1.0 percentage point. This downturn was influenced in particular by the sharp fall in the interest rate (CDI) used to remunerate own working capital, funding and float, considering that in 2003, CDI was 23.3%, compared to 16.2% in 2004.

Compared to the prior quarter (3Q04), financial margin for the fourth quarter of 2004 (4Q04) was up by 6.4%, from R$ 3,304 million to R$ 3,516 million, respectively.

The main factor responsible for the growth in financial margin between these quarters was the increase in interest income, up by R$ 291 million, as well as the increase of R$ 194 million, derived from the growth in business volume and R$ 97 million in change of loan profile.

This increase was partially offset by the decrease in non-interest income which dropped by R$ 79 million in 4Q04, mainly as a result of the impact of the mark-to-market of securities and credit recoveries for 4Q04.

The annualized financial margin rate for 4Q04 was 7.9%, up by 0.3 percentage point compared to 3Q04, evidencing Bradesco’s efforts to allocate its assets to best margin products.

The increase in Bradesco’s consolidated financial margin, as mentioned above, was based on the continuous growth in financial volume, in particular, business activities with the best spreads.

Confirming this expansion policy, the balance of consumer customer credit operations grew by 13.4% in 4Q04 and comparing the growth of these balances over the 12-month period of 2004, the increase was even greater, 35.6%.

Emphasis should also be given to the performance of demand and savings account deposits, up by 18.5% and 11.9% respectively, for the year. In 4Q04, the balance of demand deposits grew by 3.5% and savings deposits by 6.9%, compared to 3Q04.

The good operating performance, presented by Bradesco in 2004, had a positive effect on financial margin, as a result of the restructuring and customer base segmentation processes, as well as the consolidation of Banco Postal, and the extensive presence of Banco Finasa in the consumer sales financing market (CDC), seeking new business fronts and confirming its outstanding capacity to secure new customers and expand its activities in different niche markets.

• Provision for Loan Losses (PDD)

Movement of Allowance for Loan Losses - In millions of reais

	2003			2004

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Opening balance	4,109	4,151	3,665	4,213	4,181	4,059

Amount recorded for the period	603	451	2,449	478	489	2,041
Amount written off for the period	(561)	(543)	(2,226)	(510)	(525)	(2,032)
Balance derived from acquired institutions	-	-	171	-	-	77

Closing balance	4,151	4,059	4,059	4,181	4,145	4,145

Specific provision	1,939	1,816	1,816	1,885	1,785	1,785
Generic provision	1,390	1,384	1,384	1,383	1,435	1,435
Additional provision	822	859	859	913	925	925

Credit recoveries	138	160	511	228	154	612

Allowance for Loan Losses (PDD) on Credit and Leasing Operations - In millions of reais

	2003		2004

	September	December	September	December

Allowance for loan losses - PDD (A)	4,151	4,059	4,181	4,145
Credit operations (B)	52,776	54,336	59,976	62,788
PDD on credit operations (A/B)	7.9%	7.5%	7.0%	6.6%

Ratio of PDD Coverage to Abnormal Course Credits (D to H)

	In millions of reais

	2003		2004

	September	December	September	December

Total provisions (1)	4,151	4,059	4,181	4,145
Abnormal course credits (D to H) (2)	2,922	2,633	2,533	2,441
PDD coverage ratio (1/2)	142.1%	154.2%	165.1%	169.8%

Please see pages 63, 64 and 65 of this report for further information on the allowance for loan losses.

• Commissions and Fees

	In millions of reais

	2003			2004

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Checking accounts	287	311	1,107	324	373	1,327
Cards	203	220	818	241	346	1,069
Fund management	163	189	590	233	239	888
Collection	155	155	595	160	168	629
Credit operations	149	159	579	222	248	831
Interbank charges	65	68	257	67	69	261
Collection of taxes	48	48	186	51	54	204
Custody and brokerage services	21	22	77	24	25	98
Consortium purchase plan management	8	14	26	23	29	87
Other	83	89	322	110	124	430

Total	1,182	1,275	4,557	1,455	1,675	5,824

In 2004, the balance of income on commissions and fees increased by 27.8%, or R$ 1,267 million, as compared to 2003 and totaled R$ 5,824 million. Growth for 4Q04 was 15.1%, an increase of R$ 220 million compared to the prior quarter, a total end-quarter balance of R$ 1,675 million, mainly as a result of the increase in revenues on: (i) credit cards, up by R$ 105 million; (ii) checking accounts, up by R$ 49 million; and (iii) credit operations, up by R$ 26 million. The increase in business volume, directly related to improvements in Brazil’s economic activity levels, was the main factor influencing the growth of these revenues, as well as the increase in the number of customers and improved partnership ratio as a result of the segmentation process.

• Administrative and Personnel Expenses

	In millions of reais

	2003			2004

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Third-party services	214	231	815	216	216	847
Communications	163	171	634	159	171	647
Depreciation and amortization	137	127	530	118	120	480
Publicity and advertising	83	139	372	88	142	426
Financial system services	92	97	357	101	103	402
Transport	91	99	357	100	108	390
Leasing	79	70	279	76	72	308
Rents	72	82	287	73	76	299
Data processing	73	75	274	70	55	254
Maintenance and repairs	60	68	242	69	75	272
Materials	47	43	172	36	44	152
Water, electricity and gas	27	32	115	30	34	129
Travel	17	18	64	14	17	58
Other	78	76	316	75	56	273
Administrative expenses	1,233	1,328	4,814	1,225	1,289	4,937
Remuneration	632	646	2,380	636	647	2,509
Single payment bonus	98	1	99	14	29	43
Benefits	265	258	964	257	271	1,007
Social charges	196	244	831	228	241	924
Employee profit sharing	48	43	171	43	55	182
Training	16	15	61	15	16	53
Labor/other	51	65	273	81	25	251
Personnel expenses	1,306	1,272	4,779	1,274	1,284	4,969

Total administrative and personnel expenses	2,539	2,600	9,593	2,499	2,573	9,906

In 2004, administrative and personnel expenses increased by R$ 313 million, or 3.3% compared to the prior year comprising a total year-end balance of R$ 9,906 million. In 4Q04, this increase was 3.0%, or R$ 74 million compared to the prior quarter comprising a total fourth-quarter balance of R$ 2,573 million.

Administrative expenses remained practically stable for the quarter, except for the seasonal increase in expenses for publicity and advertising in the amount of R$ 54 million. The increase in administrative expenses is related to the growth in business volume, since Bradesco is permanently focused on expenditure control.

Personnel expenses were affected in 4Q04 by the increase in salary levels, following the collective bargaining agreement (8.5%) in September 2004, and were mitigated by the decrease in personnel expenses as a result of the synergy achieved by the incorporation of the banks acquired by Bradesco.

• Operating Efficiency

	In millions of reais

	Year

	2000	2001	2002	2003	2004

Personnel expenses	3,221	3,549	4,076	4,779	4,969
Employee profit sharing	(112)	(160)	(140)	(170)	(182)
Other administrative expenses	2,978	3,436	4,028	4,814	4,937
Total (1)	6,087	6,825	7,964	9,423	9,724
Financial margin = Gross income from financial intermediation less PDD	7,839	10,109	11,472	13,282	13,231
Commissions and fees	3,043	3,473	3,712	4,557	5,824
Income from insurance premiums, private pension plans and savings bonds	6,920	8,959	10,135	11,726	13,284
Variation in technical reserves for insurance, pension plans and savings bonds	(3,001)	(3,492)	(2,785)	(3,670)	(3,964)
Claims - insurance operations and savings bond draws and redemptions	(2,866)	(3,996)	(4,336)	(5,080)	(6,382)
Insurance and pension plan selling expenses	(645)	(689)	(667)	(762)	(867)
Expenses with pension plan benefits and redemptions	(913)	(1,370)	(1,689)	(2,363)	(2,131)
Subtotal	(505)	(588)	658	(149)	(60)
Equity in the earnings of associated companies	156	71	65	5	163
Other operating expenses	(1,376)	(1,831)	(3,148)	(2,741)	(2,826)
Other operating income	903	1,326	1,321	1,697	1,198
Total (2)	10,060	12,560	14,080	16,651	17,530
Efficiency ratio (%) = (1/2)	60.5	54.3	56.6	56.6	55.5

Operating Efficiency Ratio (%)

The Operating Efficiency Ratio (accumulated for the 12-month period) for 4Q04, was 55.5%, down by 2.8% as compared to the 12-month period ended 3Q04, mainly as a result of the successful efforts to increase revenues, in particular, commissions and fees and operating income from insurance, private pension plans and savings bonds, as well as management’s emphasis on controlling administrative costs and the establishment of goals for maintaining their notional value. (N.B. In 2004, if we exclude expenses for the amortization of goodwill from the IEO calculation basis, in the amount of R$ 344 million, the ratio drops by 1.1%, from 55.5% to 54.4%.).

Among other results, through the use of activity-based costing methodology (ABC), the Bradesco Organization is enhancing the criteria used to formulate and negotiate bank charges, the supply of costing information to GDAD (Performance Management and Decision-making Support) and for customer profitability determination purposes, as well as establishing a reliable basis for ongoing rationalization analyses.

As regards cost control practices, Bradesco adopts ABM (Activity-Based Management) methodology, a pro-active approach designed to produce effective results and the identification of opportunities on a timely basis. Accordingly, at the same time as its processes are improved, operating performance is seamlessly integrated with strategic objectives .

The strict control of expenses, enhanced as a result of the creation of the Expenditure Appraisal Committee in March 2004 and the successful synergy process of the Institutions acquired had a positive effect on the Operating Efficiency Ratio.

• Other Indicators

3 – Main Balance Sheet Information

• Consolidated Balance Sheet - In thousands of reais

	December

Assets	2004	2003	2002	2001	2000

Current assets and long-term receivables	179,979,956	171,141,348	137,301,711	105,767,892	90,693,025
Funds available	2,639,260	2,448,426	2,785,707	3,085,787	1,341,653
Interbank investments	22,346,721	31,724,003	21,472,756	3,867,319	2,308,273
Open market investments	15,667,078	26,753,660	19,111,652	2,110,573	1,453,461
Interbank deposits	6,682,608	4,970,343	2,370,345	1,760,850	854,815
Provision for losses	(2,965)	-	(9,241)	(4,104)	(3)
Securities and derivative financial instruments	62,421,658	53,804,780	37,003,454	40,512,688	33,119,843
Own portfolio	51,255,745	42,939,043	29,817,033	27,493,936	21,743,924
Subject to repurchase agreements	4,807,769	5,682,852	1,497,383	9,922,036	10,822,637
Derivative financial instruments	397,956	232,311	238,839	581,169	-
Subject to negotiation and intermediation of securities	-	-	-	526,219	9,394
Restricted deposits - Brazilian Central Bank	4,512,563	3,109,634	3,536,659	1,988,799	421,727
Privatization currencies	82,487	88,058	77,371	25,104	9,526
Subject to collateral provided	1,365,138	1,752,882	1,836,169	715,858	783,501
Allowance for mark-to-market	-	-	-	(740,433)	(670,866)
Interbank accounts	16,087,102	14,012,837	12,943,432	5,141,940	5,060,628
Unsettled payments and receipts	22,075	20,237	16,902	10,118	6,920
Restricted deposits:
- Brazilian Central Bank	15,696,154	13,580,425	12,519,635	4,906,502	4,848,668
- National Treasury - rural funding	578	578	578	712	660
- National Housing System - SFH	335,320	391,871	374,177	217,518	197,191
Interbank onlendings	-	-	-	-	2,024
Correspondent banks	32,975	19,726	32,140	7,090	5,165
Interdepartmental accounts	147,537	514,779	191,739	176,073	111,636
Internal transfer of funds	147,537	514,779	191,739	176,073	111,636
Credit operations	51,890,887	42,162,718	39,705,279	35,131,359	30,236,106
Credit operations:
- Public sector	536,975	186,264	254,622	199,182	275,479
- Private sector	55,242,348	45,768,970	42,842,693	37,689,671	32,244,482
Allowance for loan losses	(3,888,436)	(3,792,516)	(3,392,036)	(2,757,494)	(2,283,855)
Leasing operations	1,556,321	1,306,433	1,431,166	1,567,927	1,914,081
Leasing receivables:
- Public sector	-	-	45	138	160
- Private sector	3,237,226	2,859,533	3,141,724	3,248,050	3,813,369
Unearned lease income	(1,576,690)	(1,438,534)	(1,560,278)	(1,557,642)	(1,760,305)
Allowance for leasing losses	(104,215)	(114,566)	(150,325)	(122,619)	(139,143)
Other receivables	21,664,592	24,098,765	20,690,054	15,685,433	16,226,725
Receivables on guarantees honored	811	624	1,577	1,131	2,020
Foreign exchange portfolio	7,336,806	11,102,537	10,026,298	5,545,527	6,417,431
Income receivable	197,120	331,064	249,849	187,910	191,873
Negotiation and intermediation of securities	357,324	602,543	175,185	761,754	497,655
Specific credits	-	-	-	146,919	124,776
Insurance premiums receivable	988,029	889,358	718,909	995,662	818,773
Sundry	12,937,408	11,324,857	9,640,966	8,107,714	8,258,402
Allowance for other losses	(152,906)	(152,218)	(122,730)	(61,184)	(84,205)
Other assets	1,225,878	1,068,607	1,078,124	599,366	374,080
Other assets	477,274	586,994	679,515	415,484	409,771
Allowance for losses	(230,334)	(257,185)	(243,953)	(164,290)	(171,876)
Prepaid expenses	978,938	738,798	642,562	348,172	136,185
Permanent assets	4,946,512	4,956,342	5,483,319	4,348,014	4,185,458
Investments	1,101,174	862,323	512,720	884,773	830,930
Investments in associated companies:
- Local	496,054	369,935	395,006	742,586	689,002
Other investments	971,311	857,985	439,342	452,871	525,316
Allowance for losses	(366,191)	(365,597)	(321,628)	(310,684)	(383,388)
Property and equipment in use	2,270,497	2,291,994	2,523,949	2,152,680	2,017,093
Buildings in use	1,357,063	1,398,735	1,748,409	1,475,581	1,491,847
Other fixed assets	3,604,741	3,480,636	3,459,950	2,988,008	2,705,577
Accumulated depreciation	(2,691,307)	(2,587,377)	(2,684,410)	(2,310,909)	(2,180,331)
Leased assets	18,951	34,362	34,323	46,047	10,688
Leased assets	58,463	63,812	51,198	51,214	19,421
Accumulated depreciation	(39,512)	(29,450)	(16,875)	(5,167)	(8,733)
Deferred charges	1,555,890	1,767,663	2,412,327	1,264,514	1,326,747
Organization and expansion costs	1,268,436	1,124,058	1,037,559	874,970	731,717
Accumulated amortization	(738,738)	(572,620)	(568,525)	(481,127)	(391,417)
Goodwill on acquisition of subsidiaries, net of amortization	1,026,192	1,216,225	1,943,293	870,671	986,447

Total	184,926,468	176,097,690	142,785,030	110,115,906	94,878,483

	December

Liabilities and stockholders' equity	2004	2003	2002	2001	2000

Current and long-term liabilities	169,596,632	162,406,307	131,652,394	100,199,709	86,654,746
Deposits	68,643,327	58,023,885	56,363,163	41,083,979	36,468,659
Demand deposits	15,297,825	12,909,168	13,369,917	8,057,627	7,500,518
Savings deposits	24,782,646	22,140,171	20,730,683	18,310,948	17,835,745
Interbank deposits	19,499	31,400	23,848	40,446	568,416
Time deposits	28,459,122	22,943,146	22,238,715	14,674,958	10,563,980
Other deposits	84,235	-	-	-	-
Deposits received under security repurchase agreements	22,886,403	32,792,725	16,012,965	14,057,327	12,108,350
Own portfolio	8,248,122	6,661,473	915,946	12,178,855	10,696,199
Third-party portfolio	14,430,876	17,558,740	12,188,054	1,878,472	1,412,151
Unrestricted portfolio	207,405	8,572,512	2,908,965	-	-
Funds from issuance of securities	5,057,492	6,846,896	3,136,842	4,801,410	4,111,171
Exchange acceptances	-	-	1,214	-	-
Mortgage notes	681,122	1,030,856	384,727	780,425	741,248
Debentures	-	7,291	100,369	48,921	1,039
Securities issued abroad	4,376,370	5,808,749	2,650,532	3,972,064	3,368,884
Interbank accounts	174,066	529,332	606,696	192,027	107,129
Interbank onlendings	-	159,098	35,686	4,519	1,059
Correspondent banks	174,066	370,234	571,010	187,508	106,070
Interdepartmental accounts	1,745,721	1,782,068	1,337,729	762,505	904,188
Third-party funds in transit	1,745,721	1,782,068	1,337,729	762,505	904,188
Borrowings	7,561,395	7,223,356	9,390,630	7,887,154	6,463,555
Local borrowings - official institutions	1,376	2,070	3,368	2,979	9,737
Local borrowings - other institutions	11,756	4,010	216,812	230,468	170,775
Foreign currency borrowings	7,548,263	7,217,276	9,170,450	7,653,707	6,283,043
Local onlendings - official institutions	8,355,398	7,554,266	7,000,046	5,830,633	5,096,604
National Treasury	72,165	51,398	62,187	-	-
National Bank for Economic and Social Development (BNDES)	3,672,007	3,403,462	3,437,319	3,067,220	2,589,284
Federal Savings Bank (CEF)	395,820	459,553	453,803	433,381	405,264
Government Agency for Machinery and Equipment Financing (FINAME)	4,211,762	3,638,966	3,045,176	2,321,508	2,090,374
Other institutions	3,644	887	1,561	8,524	11,682
Foreign onlendings	42,579	17,161	47,677	316,283	108,178
Foreign onlendings	42,579	17,161	47,677	316,283	108,178
Derivative financial instruments	173,647	52,369	576,697	111,600	-
Technical reserves for insurance, private pension plans and savings bonds	33,668,654	26,408,952	19,155,479	13,853,426	10,338,065
Other liabilities	21,287,950	21,175,297	18,024,470	11,303,365	10,948,847
Collection of taxes and other contributions	204,403	130,893	108,388	181,453	128,785
Foreign exchange portfolio	3,011,421	5,118,801	5,002,132	1,343,769	2,439,657
Social and statutory payables	900,266	851,885	666,409	572,265	560,533
Taxes and social security contributions	4,495,387	4,781,458	4,376,031	3,371,127	3,094,628
Negotiation and intermediation of securities	312,267	595,958	109,474	1,307,385	592,395
Subordinated debt	5,972,745	4,994,810	3,321,597	969,842	-
Sundry	6,391,461	4,701,492	4,440,439	3,557,524	4,132,849
Deferred income	44,600	31,774	15,843	9,020	34,632
Deferred income	44,600	31,774	15,843	9,020	34,632
Minority interest in subsidiary companies	70,590	112,729	271,064	139,231	96,903
Stockholders' equity	15,214,646	13,546,880	10,845,729	9,767,946	8,092,202
Capital:
- Local residents	6,959,015	6,343,955	4,960,425	4,940,004	5,072,071
- Foreign residents	740,985	656,045	239,575	259,996	74,429
Unpaid capital	(700,000)	-	-	-	(400,500)
Capital reserves	10,853	8,665	7,435	7,435	19,002
Revenue reserves	7,745,713	6,066,640	5,715,317	4,614,110	3,403,020
Mark-to-market adjustment - securities and derivatives	458,080	478,917	9,152	-	-
Treasury stock	-	(7,342)	(86,175)	(53,599)	(75,820)

Stockholders' equity managed by the parent company	15,285,236	13,659,609	11,116,793	9,907,177	8,189,105

Total	184,926,468	176,097,690	142,785,030	110,115,906	94,878,483

• Balance Sheet by Currency and Exchange Exposure at December 31, 2004 - In millions of reais

		Currency

	Local	Foreign(1)(2)	Total

Assets
Current and long-term receivables	154,232	25,748	179,980
Funds available	2,224	415	2,639
Interbank investments	17,691	4,656	22,347
Securities and derivative financial instruments	54,667	7,755	62,422
Interbank and interdepartmental accounts	16,228	7	16,235
Credit and leasing operations	46,856	6,591	53,447
Other receivables and assets	16,566	6,324	22,890
Permanent assets	4,580	366	4,946
Investments	737	364	1,101
Property and equipment in use and leased assets	2,287	2	2,289
Deferred charges	1,556	-	1,556
Total assets	158,812	26,114	184,926
Liabilities
Current and long-term liabilities	148,026	21,570	169,596
Deposits	66,190	2,453	68,643
Deposits received under security repurchase agreements	21,961	925	22,886
Funds from issuance of securities	679	4,378	5,057
Interbank and interdepartmental accounts	935	985	1,920
Borrowings and onlendings	7,942	8,017	15,959
Derivative financial instruments	174	-	174
Technical reserves for insurance, private pension plans and savings bonds	33,669	-	33,669
Other liabilities
- Subordinated	3,060	2,913	5,973
- Other	13,416	1,899	15,315
Deferred income	45	-	45
Minority interest in subsidiaries	70	-	70
Stockholders' equity	15,215	-	15,215
Total	163,356	21,570	184,926

Net position of assets and liabilities			4,544
Net position of derivatives (2)			(5,692)
Other memorandum accounts, net (3)			(325)
Net exchange position (liability)			(1,473)

(1)	Amounts expressed and/or indexed mainly in USD.
(2)	Excluding operations maturing in D+1, to be settled in currency at December 31, 2004 price levels.
(3)	Leasing commitments and others are controlled in memorandum accounts.

Total Assets by Currency

• Balance Sheet by Maturity at December 31, 2004 - In millions of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

Assets
Current assets and long-term receivables	100,240	20,941	18,871	39,928	-	179,980
Funds available	2,639	-	-	-	-	2,639
Interbank investments	20,549	483	555	760	-	22,347
Securities and derivative financial instruments (1)	39,675	604	8,465	13,678	-	62,422
Interbank and interdepartmental accounts	15,924	7	9	295	-	16,235
Credit and leasing operations	8,982	18,931	8,490	17,044	-	53,447
Other receivables and assets	12,493	916	1,353	8,128	-	22,890
Permanent assets	56	282	337	2,598	1,673	4,946
Investments	-	-	-	-	1,101	1,101
Property and equipment in use and leased assets	21	104	124	1,468	572	2,289
Deferred charges	35	178	213	1,130	-	1,556
Total	100,318	21,223	19,209	42,503	1,673	184,926
Liabilities
Current and long-term liabilities	97,147	16,057	8,253	48,139	-	169,526
Deposits(2)	42,921	6,448	3,752	15,522	-	68,643
Deposits received under security repurchase agreements	20,458	369	50	2,009	-	22,886
Funds from issuance of securities	475	1,302	235	3,045	-	5,057
Interbank and interdepartmental accounts	1,920	-	-	-	-	1,920
Borrowings and onlendings	1,818	5,157	2,591	6,393	-	15,959
Derivative financial instruments	138	24	3	9	-	174
Technical reserves for insurance, private pension plans and savings bonds (2)	21,490	1,019	307	10,853	-	33,669
Other liabilities:
- Subordinated debt	45	25	-	5,903	-	5,973
- Other	7,882	1,713	1,315	4,405	-	15,315
Deferred income	45	-	-	-	-	45
Minority interest in subsidiaries	-	-	-	-	70	70
Stockholders' equity	-	-	-	-	15,215	15,215
Total	97,192	16,057	8,253	48,139	15,285	184,926
Accumulated net assets in 2004	3,126	8,292	19,248	13,612	-	-
Accumulated net assets in 2003	8,014	15,596	18,799	12,244	-	-

(1)	Investment fund applications are classified as up to 30 days.
(2)

Demand and savings account deposits and technical reserves for insurance and private pension plans, comprising VGBL and PGBL products, are classified as up to 30 days, without considering average historical turnover.

Total Assets by Maturity

• Securities - In millions of reais

Consolidated Portfolio Composition by Issuer (1)

Securities	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/Book value	Restated cost value	Mark-to-market adjustment

Government securities	1,299	2,928	12,651	23,539	40,417	40,209	208
Financial Treasury Notes	110	2,139	2,853	9,301	14,403	14,416	(13)
National Treasury Bonds	814	734	8,453	545	10,546	10,561	(15)
Federal Treasury Notes	219	0	1,217	7,776	9,212	9,211	1
Brazilian foreign debt notes	156	0	31	5,590	5,777	5,518	259
Privatization certificates	-	-	-	267	267	286	(19)
Central Bank Notes	0	0	50	0	50	54	(4)
Other	0	55	47	60	162	163	(1)

Corporate bonds	4,249	1,690	1,112	4,720	11,771	11,249	522
Certificates of Bank Deposit	2,197	1,269	909	1,411	5,786	5,790	(4)
Debentures	5	0	65	1,690	1,760	1,792	(32)
Corporate bonds abroad	29	69	42	1,358	1,498	1,432	66
Shares	1,788	0	0	0	1,788	1,300	488
Derivative financial instruments	112	163	40	83	398	385	13
Other	118	189	56	178	541	550	(9)
Purchase and sale commitments	0	0	1,047	9,187	10,234	10,234	0

Total at December 31, 2004	5,548	4,618	14,810	37,446	62,422	61,692	730

Total at December 31, 2003	2,598	14,007	8,248	28,952	53,805	52,937	868

Composition by Maturity (1)

Securities	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/Book value	Restated cost value	Mark-to-market adjustment

Trading securities	3,733	4,269	9,060	25,096	42,158	42,159	(1)
Financial Treasury Notes	96	2,039	2,789	8,265	13,189	13,195	(6)
Purchase and Sale Commitments	0	0	1,047	9,186	10,233	10,233	0
National Treasury Bonds	813	732	3,133	158	4,836	4,841	(5)
Federal Treasury Notes	20	0	1,063	4,103	5,186	5,187	(1)
Debentures	3	0	0	1,177	1,180	1,180	0
Certificates of Bank Deposit	2,175	1,254	908	1,101	5,438	5,441	(3)
Brazilian foreign debt notes	22	0	31	768	821	801	20
Shares	519	0	0	0	519	519	0
Other	85	244	89	338	756	762	(6)
Securities available for sale	1,579	186	5,652	8,009	15,426	14,708	718
Federal Treasury Notes	1	2	5,320	387	5,710	5,720	(10)
Brazilian foreign debt notes	93	0	0	3,671	3,764	3,525	239
Financial Treasury Notes	14	100	65	1,035	1,214	1,222	(8)
Corporate bonds abroad	27	0	0	1,211	1,238	1,168	70
Federal Treasury Notes	116	0	98	617	831	829	2
Shares	1,270	0	0	0	1,270	781	489
Debentures	2	0	64	514	580	612	(32)
Certificates of Bank Deposit	22	15	1	310	348	349	(1)
Other	34	69	104	264	471	501	(30)
Securities held to maturity	124	0	58	4,258	4,440	4,440	0
Federal Treasury Notes	83	0	55	3,057	3,195	3,195	0
Brazilian foreign debt notes	41	0	0	1,151	1,192	1,192	0
Other	0	0	3	50	53	53	0
Derivative financial instruments	112	163	40	83	398	385	13

Total at December 31, 2004	5,548	4,618	14,810	37,446	62,422	61,692	730

Total at December 31, 2003	2,598	14,007	8,248	28,952	53,805	52,937	868

Derivative financial instruments (liabilities)
Total at December 31, 2004	(138)	(25)	(3)	(8)	(174)	(176)	2
Total at December 31, 2003	(5)	(15)	(11)	(21)	(52)	(42)	(10)

(1)	Please see Note 10 to the financial statements for further information.

Summary of the Classification of Securities

	Financial	Insurance/ savings bonds	Private pension plan	Other activities	Total	%

Trading securities	11,026	4,999	26,058	75	42,158	67.54
Securities available for sale	12,869	1,478	1,067	12	15,426	24.71
Securities held to maturity	1,328	-	3,112	-	4,440	7.11
Derivative financial instruments	398	-	-	-	398	0.64

Total at December 31, 2004	25,621	6,477	30,237	87	62,422	100.00

Total at December 31, 2003	24,607	4,683	24,427	88	53,805

Classification of Securities by Segment - %

• Credit Operations

The consolidated balance of credit operations at the end of the fourth quarter of 2004 totaled R$ 62.8 billion, up by 15.6% for the year and by 4.7% for the final quarter. This positive performance reflected the ongoing recovery process presented by the Brazilian economy, mainly as a result of the good foreign sector performance, which produced a significant trade surplus, as well as the return to domestic market activity, as a result of the relay effect produced by exports, and gradually improving income and employment levels in the second half of the year.

If macroeconomic conditions remain stable in 2005, bank sector credit activity is expected to grow, achieving a more streamlined expansion between export sector related business and that related to domestic market consumption and infrastructure.

The main contribution to credit performance in 2004 came from consumer customers. This portfolio grew consistently throughout the year, recording an increase of 35.6% from January thru December and 13.4% in the final quarter alone. The sustained recovery of economic activity during the period raised consumer confidence and guaranteed a more stable scenario, increasing the volume of credit directed to the consumer financing and family investment areas.

The integration of Banco Zogbi and Finasa operations, in February 2004, as well as the expansion of Banco Postal also contributed to the increase in the volume of credit directed to consumers with a lower-income profiles, finalizing, as a result, the consumer customer segmentation process which commenced with the creation of the Bradesco Private banking and Bradesco Prime segments.

The recent operating agreements entered into with retailers and banks are consistent with this growth strategy, even though their effects are expected to be perceived more consistently in 2005.

On the other hand, despite the dynamic economic growth prevailing in 2004, the volume of credit granted to companies, while evidencing a definite tendency for expansion, accelerated at a much more moderate pace (+ 7.5% for the year). The manufacturing sector maintained, in absolute terms, the majority of credit volume (29.5% of total portfolio), especially, the agribusiness, steel, metal products and automobile segments, all of which contain a significant export component.

By Economic Activity Sector - In millions of reais

	2004

	September	%	December	%

Public sector	625	1.0	537	0.8
Private sector	59,351	99.0	62,251	99.2
Manufacturing	18,458	30.8	18,549	29.5
Commerce	9,544	15.9	9,826	15.6
Financial intermediation	355	0.6	344	0.6
Services	11,203	18.7	11,232	17.9
Agriculture, livestock raising, fishing, forest development and management	1,103	1.8	1,109	1.8
Individuals	18,688	31.2	21,191	33.8

Total	59,976	100.0	62,788	100.0

This restrained performance by companies was particularly evidenced in the case of major companies, whose segment while maintaining its leadership portfolio position with a total volume of loans in the amount of R$ 22.9 billion in December 2004, was affected by other factors, including exchange rate appreciation, considering the volume of assets indexed in foreign currency. Moreover, the significant improvement evidenced in the operating income of these companies during the year, decreased the demand for new bank credit, as did other more favorable capital market funding methods.

Credit Portfolio by Type of Customer

However, as a result of our specific segmentation strategy, we were able to expand business with other customer profiles, both consumer customers (in particular the auto and personal credit financing lines) and micro, small and medium sized business customers, through the increase in loans and discounted notes, which are mainly directed to supply working capital demand. Another advantage of this strategy is the greater diversification in terms of the number of customers and wide-ranging credit distribution.

	2003		2004

	September	December	September	December

Discount of trade receivables and other loans	24,481	24,736	26,818	27,791
Financings	15,721	16,776	19,608	21,906
Rural and agribusiness loans	4,204	4,443	5,955	6,082
Leasing operations	1,439	1,421	1,451	1,661
Advances on foreign exchange contracts	6,168	6,183	5,618	4,796
Subtotal of credit operations	52,013	53,559	59,450	62,236
Other receivables	763	777	526	552
Total credit operations	52,776	54,336	59,976	62,788
Securities and guarantees recorded in memorandum accounts	6,433	6,435	6,960	8,100

Emphasis should also be given to the increase recorded in transactions with securities and guarantees, especially in the major companies segment, which could indicate greater confidence and willingness by the economic agents to make further investments based on the growth in demand and income.

Credit Portfolio Quality

2004 was marked by a continuous improvement in the credit portfolio profile. AA-to-C rated credits, classified by BACEN as normal course operations, totaled 92.3% of the total portfolio, compared to 91.2% in December 2003.

Credit Portfolio by Rating - %

As a result, the volume of the allowance for loan losses decreased from 7.5% of assets in December 2003, to 6.6% in December 2004, with a total balance of R$ 4,145 million. We stress, however, that out of this amount, 43.1% effectively comprises operations past due for more than 15 days (installments overdue and falling due) and the remaining portion is recorded as a precaution only, based on the customers' internal classification (34.6%) or to cover specific and general portfolio risks (22.3%).

In this respect, we stress that the volume recorded as an allowance in recent years has proved sufficient not only to cover, comfortably, the minimum requirements established by Resolution 2682, but also to cover credit losses (recorded subsequent to the regulatory 12-month period), confirming the consistency of Bradesco's policy for recording the allowance for loan losses.

Allowance for Loan Losses (PDD) x Default x Losses % of Credit Operation Balance

Considering that, as a rule, Bradesco transfers its non-performing loans to loss, subsequent to a default period of 12 months, in compliance with BACEN regulations, the percentage of credits written off to loss for the prior 12 months, compared to the percentage of existing credits in the prior year, is an important indicator of portfolio quality. For our readers' convenience, the curve in the above graph representing the amounts written off for the 12 months prior to the corresponding determination was moved to permit a direct comparison between the percentage of expected loss and the amounts effectively written off.

Historically, the percentage of overdue credits rated E-to-H of total credit operations shows a similar path to that recorded by losses, anticipating their behavior.

Credit Portfolio Profile

Credit Portfolio by Maturity – In millions of reais

The maturity of the normal course credit portfolio evidences a concentration of short-term credits, with 38.9% maturing in up to 90 days. However, the prior 12 months indicate a gradual lengthening of credit operation terms, as a result of the economic stability.

Movement of Credit Portfolio between December 2003 and 2004 – In millions of reais

The performance of the consolidated credit portfolio over the prior twelve months up to December 2004, evidences an ongoing improvement in the quality of the assets, ratifying the appropriateness of the credit rating instruments used in Bradesco's credit granting process.

Portfolio Movement between December 2003 and 2004

	Borrowers remaining from December 2003		New borrowers between December 2003 and 2004		Total credit at December 2004

Level	In millions reais	%	In millions reais	%	In millions reais	%

AA to C	47,907	91.4	10,021	96.4	57,928	92.3
D	1,595	3.1	98	0.9	1,693	2.7
E to H	2,891	5.5	276	2.7	3,167	5.0

Total	52,393	100.0	10,395	100.0	62,788	100.0

Concentration of Credit Portfolio - In millions of reais

As a result of the increase in the proportion of credits granted to consumer customers, the concentration of credit among the Bank's largest borrowers decreased, both in absolute and relative terms, as presented in the following table:

	2003				2004

	September	%	December	%	September	%	December	%

Largest borrower	771	1.5	828	1.5	931	1.6	897	1.4
10 largest borrowers	5,060	9.6	5,515	10.1	5,746	9.6	5,593	8.9
20 largest borrowers	8,111	15.4	8,408	15.5	8,803	14.7	8,239	13.1
50 largest borrowers	13,500	25.6	13,363	24.6	14,196	23.7	13,055	20.8
100 largest borrowers	17,493	33.1	17,319	31.9	18,062	30.1	16,683	26.6

Credit Portfolio Indicators

To facilitate the analysis of the Bank's credit portfolio performance, we present below a comparative summary of the main parameters, based on the rules established by BACEN for recording provisions.

	In millions of reais

	2003		2004

Items	September	December	September	December

Total credit operations	52,776	54,336	59,976	62,788
- Consumer	14,740	15,633	18,688	21,191
- Corporate	38,036	38,703	41,288	41,597
Existing allowance	4,151	4,059	4,181	4,145
- Specific	1,939	1,816	1,885	1,785
- Generic	1,390	1,384	1,383	1,435
- Additional	822	859	913	925

Specific allowance/existing allowance (%)	46.7	44.7	45.1	43.1
Existing allowance/total credit operations (%)	7.9	7.5	7.0	6.6

Normal course operations (from AA to C)/total credit operations (%)	90.4	91.2	91.6	92.3
Operations under risk management (D)/total credit operations (%)	2.8	2.7	2.9	2.7
Abnormal course operations (from E to H)/total credit operations (%)	6.8	6.1	5.5	5.0

Credit operations (D)	1,460	1,488	1,765	1,693
Existing allowance (D)	413	423	398	454
Allowance/credit operations (D) (%)	28.3	28.4	22.5	26.8

Credit operations (from E to H)	3,580	3,286	3,287	3,167
Existing provision (from E to H)	3,027	2,842	2,856	2,741
Allowance/credit operations (from E to H) (%)	84.6	86.5	86.9	86.5

The year-end figures for 2004 continue to confirm the portfolio's low credit risk, based on its comfortable coverage levels. For 2005, Bradesco is prepared to take full advantage of the expected growth in credit demand, while at the same time respecting the established credit granting parameters and maintaining its expansion strategy firmly rooted in the traditional concepts of security, consistency and selectivity.

• Funding

Deposits by Maturity - In millions of reais

	2004

	September	December

Days to maturity	Total	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	14,782	15,298	-	-	-	15,298
Savings	23,186	24,783	-	-	-	24,783
Interbank	14	19	-	-	-	19
Time	26,805	2,737	6,448	3,752	15,522	28,459
Other deposits	-	84	-	-	-	84

Total	64,787	42,921	6,448	3,752	15,522	68,643

Demand Deposits - In billions of reais

• Checking Accounts - Million

Increase in Checking Accounts - Million

Consumer and Corporate Customers - December 2004

• Savings Accounts

The balance of Bradesco Organization Savings Accounts totaled R$ 24.8 billion in deposits at the end of 4Q04, corresponding to a 19.46% market share of the Brazilian Savings and Loan System (SBPE) and secured Bradesco's leadership of all private banks in the National Financial System.

Since the introduction of the Investment Account, established by Law 10892, of July 13, 2004 and effective from October 10, 2004, five thousand new accounts have been opened as integrated investment accounts. This process is fully automated and requires no additional effort by savers, since as a checking account holder, S/he need only select the “Savings Account” option at the time of the investment for the account to be opened automatically.

Savings Account Deposits - In billions of reais

Share of SBPE (Brazilian Savings and Loan System) - %

Savings Accounts - Million

• Asset Management

Bradesco Rated Best Fund Manager by Thomson Financial Brazil

BRAM - Bradesco Asset Management was ranked top of the list of the 10 best rated investment fund managers organized by the Ranking Invest Tracker Estadão, published by the O Estado de S. Paulo newspaper on October 25, 2004. Bradesco's differential was the combination of high performance, the significance of the assets managed and its presence in the majority of the fund subgroups.

Bradesco Rated Best Bank in which to Invest in 2004

For the second year in a row, Bradesco was rated Best Bank in which to Invest by the personal investment guide, Guia de Investimentos Pessoais 2005, according to an annual study organized by Você S/A magazine and by the Finance Studies Center at the Fundação Getulio Vargas.

New Information Disclosure

As from 4Q04, additional information is included in this section related to asset management, providing greater transparency to the net assets managed by Banco Bradesco. These amounts are presented in the following tables and facilitate comparison with prior periods, in line with the premises adopted by the ANBID ranking:

Net Assets - In millions of reais

	2003		2004

	September	December	September	December

Investment funds	67,552	72,494	80,852	86,253
Managed portfolios	9,050	9,033	9,319	8,243
Third-party fund quotas	880	1,490	3,095	5,144

Total	77,482	83,017	93,266	99,640

  Distribution of Assets - In millions of reais

	2003		2004

	September	December	September	December

Investment funds - fixed return	65,272	69,784	78,148	83,441
Investment funds - floating rate	2,280	2,710	2,704	2,812
Investment funds - third-party funds	730	1,294	3,004	5,067
Total	68,282	73,788	83,856	91,320

Fixed return customer portfolios	6,372	6,728	6,742	5,922
Floating rate customer portfolios	2,678	2,305	2,577	2,321
Managed portfolios - third-party funds	150	196	91	77
Total	9,200	9,229	9,410	8,320

Total fixed-return funds	71,644	76,512	84,890	89,363
Total floating-rate funds	4,958	5,015	5,281	5,133
Total third-party funds	880	1,490	3,095	5,144

Total	77,482	83,017	93,266	99,640

Total Volume of Managed Assets according to ANBID's Global Ranking - In millions of reais (*)

(*)	Considering third-party fund quotas.

Number of Funds, Portfolios and Quotaholders

	2003		2004

	Number	Quotaholders	Number	Quotaholders

Investment funds	505	2,758,298	507	2,683,514
Managed portfolios	126	415	105	371

Total	631	2,758,713	612	2,683,885

4 – Operating Companies

Bradesco Insurance Group

Insurance Companies

Consolidated Balance Sheet - In millions of reais

	2003		2004

	September	December	September	December

Assets
Current assets and long-term receivables	29,156	31,787	37,873	39,593
Securities	26,735	29,297	35,157	36,778
Insurance premiums receivable	817	846	844	951
Other receivables	1,604	1,644	1,872	1,864
Permanent assets	956	935	1,016	965

Total	30,112	32,722	38,889	40,558

Liabilities
Current and long-term liabilities	26,819	29,130	34,551	37,482
Tax, civil and labor contingencies	895	938	1,065	1,087
Payables on insurance, private pension plans and savings bonds	452	518	696	860
Other liabilities	1,011	1,265	1,205	1,903
Technical reserves for insurance	1,949	2,031	2,477	2,687
Technical reserves for private pension plans	20,733	22,524	27,059	28,960
Technical reserves for savings bonds	1,779	1,854	2,049	1,985
Minority interest	45	44	36	35
Stockholders’ equity of the parent company	3,248	3,548	4,302	3,041

Total	30,112	32,722	38,889	40,558

Consolidated Statement of Income - In millions of reais

	2003			2004

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Income on insurance premiums, private pension plans and premium bonds	2,873	3,424	11,715	3,464	3,836	13,283
Variation in technical reserves	(952)	(1,353)	(4,108)	(1,077)	(1,280)	(3,827)
Commission and fees	52	60	188	83	90	314
Retained claims	(1,069)	(1,098)	(4,160)	(1,338)	(1,330)	(5,197)
Expenses for premium bond draws and redemptions	(283)	(162)	(959)	(313)	(291)	(1,223)
Expenses for private pension plan benefits and redemptions	(558)	(774)	(2,195)	(486)	(499)	(2,093)
Selling expenses	(194)	(208)	(769)	(216)	(236)	(873)
Other operating income (expenses)	(1)	(23)	(8)	46	(6)	(78)
Personnel and administrative expenses	(238)	(288)	(996)	(244)	(343)	(1,111)
Tax expenses	(16)	(23)	(82)	(32)	(39)	(137)
Financial revenue, net	624	673	2,268	405	432	1,894
Operating income (expense)	238	228	894	292	448	966
Non-operating income	12	28	16	18	(28)	(45)
Equity in the earnings of subsidiary and associated companies	34	36	43	(1)	(90)	84
Minority interest	-	1	1	-	(2)	1
Income before taxes and contributions	284	293	954	309	328	1,006
Taxes and contributions on income	(92)	(117)	(341)	(108)	(16)	(118)

Net income	192	176	613	201	312	888

Performance Ratios - %

	2003			2004

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Claims ratio (1)	78.6	76.7	78.0	84.2	79.1	83.1
Selling ratio (2)	12.4	12.9	12.5	12.0	12.1	12.3
Combined ratio (3)	106.0	106.6	106.2	99.4	101.7	108.2
Expanded combined ratio (4)	92.6	99.7	96.7	88.6	92.6	98.3
Administrative expense ratio (5)	13.6	14.5	13.8	12.9	11.9	12.8

(1)	Retained claims/earned premiums.
(2)	Selling expenses/earned premiums.
(3)	(Retained claims + selling expenses + administrative costs + taxes + other operating expenses)/earned premiums.
(4)	(Retained claims + selling expenses + administrative costs + taxes + other operating expenses)/(earned premiums + financial revenue).
(5)	Administrative expenses/earned premiums.

Insurance Premiums - Market Share (%)

Up to November 2004, Bradesco Seguros secured R$ 10.3 billion in premiums and maintained its industry leadership with a 25.8% market share. The insurance sector obtained a total of R$ 40.1 billion in premiums through November 2004.

Growth in Technical Reserves
In millions of reais

The exhibits presenting the technical reserves of Bradesco Vida e Previdência are presented below in the section specifically related to the pension plan company.

Earned Premiums by Insurance Line - In millions of reais

	2003			2004

Line	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Health	661	681	2,590	792	805	3,036
Auto/RCF(a)	349	397	1,419	413	436	1,634
Life/AP(b)/VGBL(c)	242	246	872	268	325	1,103
Basic Lines	86	86	345	90	93	368
DPVAT(d)	22	21	105	26	23	111

Total	1,360	1,431	5,331	1,589	1,682	6,252

(a)	Optional third-party liability.
(b)	Personal accident.
(c)	Long-term life products.
(d)	Compulsory vehicle insurance.

In 2004, the Company’s earned premiums grew by 17.3% as compared to 2003.

Earned Premiums by Line - %

Retained Claims by Insurance Line - In millions of reais

	2003			2004

Line	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Health	604	612	2,326	734	749	2,805
Auto/RCF	275	312	1,106	357	363	1,430
Life/AP	129	114	464	164	139	646
Basic Lines	40	46	180	61	65	231
DPVAT	21	14	84	22	14	85

Total	1,069	1,098	4,160	1,338	1,330	5,197

Retained Claims by Insurance Line (%)

N.B. Retained claims/earned premiums.

Selling Expenses by Insurance Line - In millions of reais

	2003			2004

Line	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Health	20	21	79	25	25	96
Auto/RCF	64	74	263	77	76	295
Life/AP	68	71	262	72	83	303
Basic Lines	16	18	65	17	20	74

Total	168	184	669	191	204	768

Selling Expenses by Insurance Line (%)

N.B. Expenses for Selling/earned premiuns.

Number of Policyholders - Thousand

Up to December 2004, the average number of customers grew by 18.7% compared to the prior year.

In comparison with the same period in 2003, Bradesco Saúde maintained its outstanding market position, especially in the corporate health insurance segment (source: ANS - National Agency for Supplementary Healthcare). Brazilian consumers are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. At present, Bradesco Saúde has more than 2.5 million customers.

The increasing number of policyholders employed by micro, small and medium companies, as well as major corporations that have contracted Bradesco Saúde, confirms the insurance company’s high level of expertise and personalization in Corporate Insurance services, a distinct advantage in the Supplementary Health Insurance market.

Almost 12 thousand companies in Brazil have acquired Bradesco Health Insurance. Out of Brazil’s 100 largest companies in terms of billings, 32 are Bradesco clients in the Health and Dental Health lines and out of the country’s 50 largest companies, 28% are Bradesco Saúde clients. (source: Exame Magazine’s Biggest and Best List, July 2004).

Finally, emphasis should also be given to the user-friendly nature of the Bradesco Saúde Portal (www.bradescosaude.com.br), which, in addition to providing information on available products, also offers access to a number of services for policyholders, prospects and brokers.

Through November 2004, the Bradesco Insurance Group maintained its position as one of the main players in the Brazilian Basic Line (RE) Insurance market, with a significant 10.4% share of total market billings in this area.

In the major risk segment, Bradesco Auto/RE participates in the insurance coverage of 147 out of Brazil’s 500 largest companies and maintains an outstanding position among the Brazilian market’s largest insurance companies in this business segment.

BRADESCO FLIGHT INSURANCE which was launched at the beginning of 2004, increased Bradesco Auto/RE’s competitiveness in that particular portfolio and facilitated the securing of a number of new premiums, in particular, for executive aircraft.

The workshop held to present the new SIGA (Integrated Policy Management) system and to debate the new rules introduced by the Civil Code for Transport Insurance and Customs Regulations, brought brokers closer to policyholders in this segment and became a distinct advantage in the sale of policies to freight companies.

Special emphasis should also be given to the combined actions carried out by the Production and Corporate areas, facilitating increased success in the renewal of policies and the securing of new business in the non-mass insurance segment.

In the Corporate Area, we highlight the deployment of products which complement the operations of Bradesco Consórcios and Bradesco Credit Cards, such as Credit Insurance (Breach of Guarantee) and Insurance Against Theft, which offer protection against risks inherent to the utilization of credit cards and acquisition of goods, respectively. In addition to these products, studies relating to the issuance of insurance policies to protect debit card holders are being concluded, such coverage will protect Bradesco checking account holders against certain events when using ATMs (withdrawals, cash transfers, bill and tax payments etc.) and when making purchases in commercial establishments.

In the mass market insurance segment, whose products are focused on the consumer and small and medium corporate segments, Bradesco maintained a significant number of customers, in particular, for the Residential Insurance line, with more than 600,000 homes insured.

In the pursuit to always offer our customers best quality services, the launching of our new products made a substantial contribution to the results achieved during the period.

In the Auto/RCF line, the market was affected by intense competition, aggravated by slacking vehicle sales. During the period, we maintained our technically correct pricing policy, guaranteeing balanced portfolio results. Emphasis should also be given to the launching of our new pricing policy based on the policyholders’ specific characteristics and maintenance of the differentiated services which add value to our products, such as discounts given through the nationwide customer service networks and autoglass repair, as well as the increase in the number of relationships with brokers which are carried out exclusively online via the Internet.

Bradesco’s market share of the Auto/RCF portfolio, up to November 2004, was 16.8%.

Awards/Recognition

Bradesco Seguros

1. In April, Bradesco Seguros e Previdência was rated among the 100 largest investors in this area for 2003, according to research carried out in Brazil by Info magazine. Indiana Seguros, another Bradesco Insurance Group company, was also highlighted in the 2004 edition of “Brazil’s 100 most wired companies”.

2. Bradesco Seguros e Previdência was the brand name preferred by consumers in the southern state of Rio Grande do Sul. This preference was revealed in May 2004 in the sixth edition of the poll “Decision-maker Brands”, prepared by the Jornal do Comércio, a regional newspaper specialized in business and economy, in partnership with Instituto Qualidata. Bradesco was rated preferred insurance company by 13.2% of those interviewed.

3. The Bradesco e Previdência Insurance website is 3-time champion award winner at the iBEST awards, considered Brazil’s equivalent to the Internet Oscar. In May, at the awards ceremony held in São Paulo, the insurance company was voted winner by popular jury in the "Insurance" category.

4. Bradesco Seguros e Previdência won the Segurador Brasil award in the “Best Institutional Campaign” and “Arts and Culture Support Highlight” categories. These awards were given in June by Brasil/Notícias Editora e Comunicação Empresarial, publishers of the Planeta Seguros magazine.

5. Bradesco Seguros e Previdência was rated best company in the vehicle insurance line according to the "Gazeta Mercantil Financial Report” prepared in partnership with the consultancy Austin Rating in June. The report was prepared based on data for 2003.

6. Bradesco Seguros e Previdência won the insurance "Market Award" ("Prêmio Mercado de Seguros"), in June, given by the Seguro Total magazine in the "Excellence in Total Premiums" category.

7. Bradesco Seguros e Previdência received the “Folha Top of Mind” award, in the insurance category, for the third time in a row. The Folha Top of Mind awards are given every year to the brands with best consumer recall indices, based on the results of a market research study carried out by the Datafolha Institution among thousands of Brazilians nationwide. The awards are announced in the month of October.

8. Bradesco Seguros e Previdência was rated, for the second year running, as the insurance company with greatest recall by the population of the state of Alagoas, and for which the company received the “2004 Best Brand Name” award, in the category “Top of Mind” – First Brand Name Recalled. The award, organized by the Tribuna de Alagoas daily, was received in October.

9. In November, Bradesco Seguros e Previdência received the “Multilogística/Expocargo 2004” award, organized by the Portos e Comércio Exterior, freight journal, published in Porto Alegre, Rio Grande do Sul. The prize pays homage to professionals, companies and agencies with a significant contribution to export and import activities.

10. In November, Bradesco Seguros e Previdência was recognized as a “Notable Company” in 2004 by the trade journal, Jornal do Commercio, published in Rio de Janeiro.

11. Bradesco Seguros e Previdência was mentioned in the 2004 edition of the “Marketing Highlight Awards”, organized by the Brazilian Association of Marketing and Business – ABM&N. The Company received the award in the services category for the case “The Bradesco Seguros e Previdência Ombudsman”. The awards ceremony took place in December.

12. In December, Bradesco Seguros e Previdência received a trophy from the Rio de Janeiro chapter of the Brazilian Hotel Industry Association (ABIH-RJ), for its contribution to tourism in Rio, in the form of the Bradesco Seguros e Previdência traditional Christmas Tree.

Culture

1. Bradesco Seguros e Previdência sponsored the Dell’Arte series of International Concerts held at the Municipal Theater in Rio de Janeiro. The following concerts were held up to September 2004:

- Italian Concert - May 17.
- Academie Für Alte Musik - June 22.
- Emma Kirkby & The Romantic Chamber Group of London - July 29.
- Quartet Herold - August 23.
- Les Arts Florissants - September 29.
- BBC Symphony Orchestra with Jukka-Pekka Saraste – October 19
- Christmas Oratory by J. S. Bach with Windsbacher Knabenchor & Deutsche Kammervituosen Berlin and Soloists – November 3

2. Bradesco Seguros e Previdência sponsored the 2004 Christmas Tree Project, built to float in the middle of the Lagoa Rodrigo de Freitas lake in Rio de Janeiro, for the ninth year in a row. Recognized by the Guinness Book of Records as the world’s largest stylized floating Christmas Tree, its initial lighting up ceremony is considered to be the third most important event in Rio de Janeiro’s tourist agenda, after the Carnival and the New Year Eve fireworks display. The tree was lit up every evening from November 27 thru January 6, 2005.

Bradesco Saúde

1. In May, Bradesco Saúde was announced winner of the “Prêmio Segurador Brasil” award in the “Excellence in Health Insurance” category. This award is given by Brasil/Notícias Editora e Comunicação Empresarial, publishers of the Planeta Seguros magazine.

2. Bradesco Saúde won the “Hospital Best” award in the “Health Operator of the Year” category, according to a poll carried out among innumerous physicians and other health professionals nationwide. The poll was organized by Simonsen e Associados. The first edition of this award held in June is an initiative of the Brazilian Association of Health Marketing (Associação Brasileira de Marketing em Saúde).

Vida e Previdência (Private Pension Plans)

Balance Sheet - In millions of reais

	2003		2004

	September	December	September	December

Assets
Current assets and long-term receivables	22,719	24,920	29,454	31,279
Funds available	36	27	41	6
Interbank investments	19	20	-	-
Securities	22,197	24,438	28,826	30,246
Insurance operations and other receivables	467	435	587	1,027
Permanent assets	253	249	1,194	1,590

Total	22,972	25,169	30,648	32,869

Liabilities
Current and long-term liabilities	21,404	23,451	28,171	31,144
Tax and social security contingencies	503	627	704	723
Operating liabilities for insurance and private pension plans	124	160	331	518
Other liabilities	44	140	77	943
Technical reserves	20,733	22,524	27,059	28,960
Stockholders' equity	1,568	1,718	2,477	1,725

Total	22,972	25,169	30,648	32,869

Statement of Income - In millions of reais

	2003			2004

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Retained premiums	210	227	820	266	322	1,039
Variations in premium reserves	(5)	(19)	(66)	(25)	(28)	(67)
Earned premiums	205	247	754	241	294	972
Retained claims	(117)	(101)	(430)	(138)	(136)	(561)
Expenses with benefits - VGBL	-	(6)	(6)	(11)	(12)	(37)
Selling expenses - insurance	(45)	(50)	(185)	(55)	(66)	(227)
Other operating income (expenses)	45	58	174	75	78	267
Income from contributions and VGBL	1,348	1,877	5,644	1,810	2,233	6,903
Variations in technical reserves and VGBL	(821)	(1,137)	(3,631)	(973)	(1,200)	(3,640)
Expenses with benefits/matured plans	(559)	(773)	(2,195)	(486)	(499)	(2,093)
Expenses for redemptions – VGBL	(200)	(223)	(608)	(357)	(485)	(1,411)
Selling expenses - pension plans and VGBL	(39)	(38)	(147)	(39)	(43)	(157)
Administrative expenses	(53)	(67)	(217)	(62)	(67)	(235)
Tax expenses	(3)	(3)	(14)	(12)	(19)	(51)
Financial income	1,081	1,068	4,363	1,117	1,129	4,237
Financial expenses	(701)	(623)	(2,884)	(926)	(909)	(3,160)
Equity income and expenses	4	2	9	58	141	368
Non-operating income (expense)	4	(2)	2	3	(16)	(11)
Income before taxes and contributions	149	190	629	245	423	1,164
Taxes and contributions on income	(42)	(71)	(202)	(64)	(97)	(269)

Net income	107	119	427	181	326	895

Income from Plans and VGBL - Market Share (%)

In 2004, plan income totaled R$ 6.903 billion, a 22.3% increase over the prior year.

Life Insurance Premiums – Market Share (%)

Income on net premiums issued in 2004 totaled R$ 1.208 billion.

Increase in Technical Reserves – In millions of reais

Total technical reserves of Bradesco Vida e Previdência in December 2004 of R$ 28,960 million comprised R$ 18,973 million for supplementary pension plans, R$ 9,140 million for VGBL, R$ 773 million for life and personal accident, R$ 69 million for DPVAT and R$ 5 million for retrocession.

Guaranteeing Assets of Technical Reserves

Pension Plan and VGBL Investment Portfolios – Market Share (%)

In December 2004, the investment portfolios totaled R$ 30,842 million, comprising almost half of market resources.

Participants

Increase in Number of Participants – thousand

N.B. Includes VGBL long-term life products.

Life and Personal Accident Policyholders

Increase in Life Insurance Policyholders – thousand

Thanks to its solid structure, innovative product policy and trusted market standing, Bradesco Vida e Previdência maintained its leadership, in 2004, of both markets in which its operates, with a 36.3% share of income from private pension plans and a 17.0% share of life insurance premiums.

Bradesco is also sole leader in all the private pension product areas in which it operates, with a 44.7% share in VGBL, a 25.9% share in PGBL and a 26.4% share in traditional plans (Source: ANAPP – National Association of Private Pension Plans – Data accumulated thru November 2004).

The number of Bradesco Vida e Previdência customers grew by 27.3%, in 2004, surpassing the mark of 1.5 million private pension plan participants and 6.7 million life insurance holders. This significant increase was prompted by the strength of the Bradesco brand name, by the use of an appropriate management and sales policies and by the launching of innovative products.

Among the new products launched during the year, we highlight “Vida Segura Bradesco” and for women, “Vida Máxima Mulher Bradesco”, which together now surpass the half-million policyholders mark and a monthly premium income of more than R$ 7.2 million, strengthening, accordingly, Bradesco’s strategy which is designed to offer different products to different market segments and facilitate the access to life insurance for lower income bracket consumers.

Year-end technical reserves totaled R$ 29.0 billion, an increase of 28.6% as compared to 2003 and a portfolio of investments in private pensions and VGBL totaling R$ 30.8 billion, comprising almost half of all market resources.

Awards/Recognition

The quality of the services provided by Bradesco Vida e Previdência was recognized again in 2004 by receipt of the following awards:

1. “Best Private Pension Plan Company”, according to the Balanço Financeiro report published by Gazeta Mercantil newspaper, prepared in partnership with the agency Austin Rating.

2. "Brazil’s Largest Insurance Company", according to the Biggest and Best guide published by Exame magazine.

3. “Trusted Brand Names Award", organized by Reader's Digest magazine.

4. “Best Insurance Company Award”, according to Clube Vida em Grupo of Rio de Janeiro (CVG-RJ).

5. “ANSP 2004 Award”, for the case "Everyone has the right to protect their family."

6. “Top Sales Award", organized by ADBV.

7. “Marketing Top Award", from the Brazilian Association of Sales and Marketing Directors (RJ), for the case "Vida Segura Bradesco".

8. “Marketing Highlight Award", organized by the Brazilian Association of Marketing & Business - ABM&N, in the category ‘Product’, for the case “Vida Segura Bradesco".

9. “2004 Coverage-Performance Award", in the category "Portfolio Performance – Private Pension Plans" given by the Cobertura magazine.

Savings Bond Companies (1)

Balance Sheet - In millions of reais

	2003		2004

	September	December	September	December

Assets
Current assets and long-term receivables	2,152	2,621	2,813	2,949
Securities	2,059	2,427	2,719	2,844
Accounts receivable and other receivables	93	194	94	105
Permanent assets	329	20	205	31

Total	2,481	2,641	3,018	2,980

Liabilities
Current and long-term liabilities	2,033	2,239	2,413	2,616
Tax and labor contingencies	155	165	177	179
Other liabilities	99	220	187	452
Technical reserves	1,779	1,854	2,049	1,985
Stockholders' equity	448	402	605	364

Total	2,481	2,641	3,018	2,980

Statement of Income - In millions of reais

	2003			2004

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Income from savings bonds	292	314	1,156	338	319	1,358
Variation in technical reserves	(42)	(171)	(226)	10	47	1
Draws and redemption of bonds	(283)	(162)	(959)	(312)	(292)	(1,223)
Redemptions	(277)	(158)	(941)	(298)	(276)	(1,172)
Draws	(6)	(4)	(18)	(14)	(16)	(51)
Selling expenses	-	-	(1)	(1)	(4)	(5)
Other operating income (expenses)	(1)	-	(2)	(1)	-	-
Financial income, net	110	88	338	60	74	311
Administrative expenses/taxes	(18)	(26)	(81)	(22)	(21)	(90)
Equity results	35	14	57	4	33	65
Non-operating income	1	39	40	-	(3)	(2)
Income before taxes and contributions	94	96	322	76	153	415
Taxes and contributions on income	(20)	(30)	(90)	(24)	(41)	(117)

Net income	74	66	232	52	112	298

(1)	Includes: Bradesco Capitalização and Atlântica Capitalização.

Bradesco Capitalização’s outstanding position in the premium bond market is the result of its transparent operating policy, which is focused on the deployment of products in line with potential consumer demand.

The company holds a leadership position in two Brazilian states, according to the latest figures for November 2004 published by SUSEP. The company’s market share was as follows: 33.5% in Amazonas and 25.7% in São Paulo.

In pursuit of a bond which is suited to its customers’ different profiles and budgets, a number of products were developed varying in accordance with the type of payment (single or monthly), contribution terms, regularity of draws (weekly or monthly) and related prize amounts. This phase brought the general public closer and consolidated the success of the popular “Pé Quente Bradesco” (Lucky Bond) savings bond series.

Bradesco Capitalização was the first private savings bond company in Brazil to receive ISO 9002 certification and in December 2002 this certificate was upgraded to the 2000 Version ISO 9001:2000. This certification from Fundação Vanzolini attests to the management quality of Bradesco savings bonds and confirms the principles on which their creation was based: good products, good services and continuous growth.

Income from Savings Bond Certificates - Market Share (%)

Technical Reserves - Market Share (%)

Growth in Technical Reserves - In millions of reais

Bradesco Capitalização’s fast-growing volume of technical reserves totaled R$ 2.0 billion in December 2004, a growth rate of 7.1% compared to December 2003. According to data for November 2004 published by SUSEP, the company has 22.2% of the total market volume of technical reserves.

These results transmit confidence and confirm the company’s financial soundness and capacity to honor the commitments assumed with its customers.

Number of Customers - Thousand

As a result of its customer loyalty building policy, focused on quality customer service and the offer of innovative products, the number of Bradesco Capitalização customers totaled more than 2.7 million at the end of 4Q04.

Outstanding Savings Bonds - Thousand

Outstanding Saving Bonds with Transfer of Draw Participation Rights - Thousand

Total Outstanding Savings Bonds - Thousand

The outstanding savings bond portfolio varied from 78 million bonds in 2003 to 31.8 million bonds in 2004. This decrease was motivated by the maturity of a major series of bonds of the “Transfer of Draw Participation Rights” type, which were sold in 2003 via partnership agreements in various market segments. Of the total portfolio, 85.5% comprise bonds of the “Transfer of Draw Participation Rights” type, including Bradesco Cartões, Bradesco Vida e Previdência, Banco Finasa etc. Since the purpose of this type of savings bond certificate is to add value to partners’ products or to provide incentives for customer payments, these are low-priced bonds which are sold with reduced terms and grace periods and at a lower unit purchase price.

Awards/Recognition

1. In June, Bradesco Capitalização won the Insurance Market Award in the “Best Savings Bond Company”category, organized by Seguro Total magazine.

2. In November, Bradesco Capitalização received the “Top de Marketing” award, given by the Brazilian Association of Sales and Marketing Directors (RJ), for the successful sales of its “Pé Quente Bradesco SOS Mata Atlântica” bond.

3. Bradesco Capitalização received the “Marketing Highlight” 2004 award given by the Brazilian Association of Marketing and Business – ABM&N, in the ‘Products’ category for the case “Pé Quente Bradesco SOS Mata Atlântica”. The awards ceremony was held in December.

4. In December, Bradesco Capitalização received the “Ecology Top” award from the Brazilian Association of Sales and Marketing Directors (SP), for the sales performance of its “Pé Quente Bradesco SOS Mata Atlântica” bond.

Banco Finasa

Consolidated Balance Sheet - In millions of reais

	2003		2004

	September	December	September	December

Assets
Current assets and long-term receivables	4,841	5,519	7,652	8,697
Funds available	3	4	8	9
Interbank investments	25	35	37	107
Securities and derivative financial instruments	15	12	78	27
Interbank accounts	20	20	30	28
Credit and leasing operations	4,595	5,172	7,129	8,114
Allowance for loan losses	(134)	(136)	(233)	(253)
Other receivables and other assets	317	412	603	665
Permanent assets	12	12	343	1,640

Total	4,853	5,531	7,995	10,337

Liabilities
Current and long-term liabilities	4,557	5,308	7,551	9,837
Demand, time and interbank deposits	4,128	4,746	7,025	9,322
Deposits received under security repurchase agreements and funds from the issuance of securities	3	-	-	-
Interbank accounts	-	-	2	-
Borrowings and onlendings	124	140	51	47
Derivative financial instruments	92	327	203	159
Other liabilities	210	95	270	309
Deferred income	18	21	35	36
Stockholders’ equity	278	202	409	464

Total	4,853	5,531	7,995	10,337

Consolidated Statement of Income - In millions of reais

	2003			2004

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Income from lending and trading activities	408	209	1,374	590	667	2,334
Expenses for lending and trading activities	(239)	(229)	(918)	(333)	(418)	(1,314)
Gross profit from financial intermediation	169	(20)	456	257	249	1,020
Other operating income (expenses), net	(133)	(125)	(480)	(160)	(133)	(583)
Operating income	36	(145)	(24)	97	115	437
Non-operating income (expenses), net	-	-	(4)	1	1	(4)
Income before taxes and contributions	36	(145)	(28)	98	116	433
Taxes and contributions on income	(13)	49	9	(34)	(19)	(91)

Net income (loss)	23	(96)	(19)	64	97	342

Profile

Banco Finasa S.A. is the Bradesco Organization’s consumer sales financing arm since October 1998, complementing Bradesco’s Direct Consumer Credit and Personal Credit operations and is fully integrated with its policies and guidelines.

Focusing on the direct relationship with vehicle dealerships and stores which sell other durables and semi-durables and services, the Bank operates through the intermediation of Finasa Promotora de Vendas Ltda., its wholly owned subsidiary, which is responsible for prospecting customers and forwarding credit proposals to the Bank.

The first significant event of the year was the commencement, from February 2004, of the management of the business and structures of Banco Zogbi and Promovel Empreendimentos e Serviços Ltda., acquired by the Bradesco Organization in November 2003. With vast experience in the Personal Credit and Consumer Sales Financing segments focused on durable and semi-durable goods and services for classes B, C, D and E, Zogbi had some 1 million active customers and some 4 million customers on file, a network of 67 branches and more than 11 thousand registered stores. This acquisition comprised a strategic advance for the Organization and complements, in full, Finasa’s operations.

In October 2004, Banco Zogbi was incorporated by Banco Finasa and in November, Finasa Promotora incorporated Promovel.

Finasa will operate the agreements signed by Bradesco in November and December 2004, respectively, with Casas Bahia and Salfer, two important domestic market retail networks for the granting of consumer sales financing. These agreements represent a distinct advantage and important relationship instrument with commercial partners for expanding business, as do the agreements signed previously with Ford Credit, Microsoft and ABRAPAR, subsequent to approval by the Brazilian Association of Fiat Automobile Dealerships – ABRACAF.

At the end of 2004, the commercial and operating structures of the former Zogbi and Finasa, were fully integrated and apt for the expansion of three business lines: Vehicles, Personal Credit and Other Assets and Services – under the name of Finabens, with 121 branches of Finasa Promotora de Vendas distributed nationwide, 3,174 employees and 32,687 registered service outlets, including 14,105 new and used vehicle dealerships and 18,582 stores selling furniture, DIY, tourism, auto parts and IT related equipment and software, white goods, clothing and footwear, among others.

Customers served by Banco Finasa totaled some 1.994 million.

Appraised by Austin Rating, Banco Finasa obtained the maximum “AAA” rating for financial soundness and a “Low Risk” long-term rating.

Operating Performance

At December 31, 2004, consolidated assets totaled R$ 10.3 billion, a growth rate of 29.3% compared to September 2004 and of 86.9% compared to December 2003. Credit operations, before the allowance for loan losses, totaled R$ 8.1 billion, a growth rate of 13.8% compared to September 2004 and 56.9%, as compared to the same period in 2003. Of this total, R$ 7.6 billion comprised the new and used auto financing portfolio, compared to R$ 6.6 billion at September 30, 2004 and R$ 5.1 billion at December 31, 2003.

Auto-financing production for 4Q04 totaled R$ 2.1 billion and R$ 6.4 billion for the period between January and December, up by 52.4% as compared to 2003.

The acquisition of Zogbi and its management by Finasa during the year are already producing positive results, with year-end results for the Finabens and Personal Credit portfolios of R$ 415.2 million and R$ 124.1 million, respectively, as compared to R$ 115.4 million and R$ 4.2 million, in December 2003.

Finabens financing production for 4Q04 totaled R$ 249.7 million, and R$ 866.3 million from January thru December, a growth rate of 51.5% as compared to 2003, including Zogbi production.

Personal credit production in 4Q04 was R$ 60.5 million and totaled R$ 181.0 million from January thru December, up by 59.0% compared to the prior year, including Zogbi production.

The largest permanent asset balances in September and December 2004, as compared to the same periods in the prior year, comprise, respectively, unamortized goodwill on the purchase of Banco Zogbi and other group companies and the acquisition of 35% of the shares of Banco Alvorada in November 2004.

Banco Finasa reported second-half net income of R$ 160.5 million, totaling R$ 342.3 million for the year. Stockholders’ equity at December 31, 2004 was R$ 464 million.

We stress that income in the amount of R$ 16.4 million was recorded for 4Q04, derived from the mark-to-market (MTM) adjustment of swap transactions, in compliance with Central Bank Circular 3082, which totaled R$ 114.5 million for the period from January to December. These transactions are designed to hedge overall credit operations and were entirely successful from an economic viewpoint. However, from a formal standpoint, these transactions are not acceptable as hedges pursuant to the aforementioned legislation. As a result, the asset transactions to which they are a counter entry receive a different accounting treatment, ie, they are adjusted based on the rates established in the corresponding contracts, whereas swaps are marked to market.

Net income for the year is comprised as follows:

	In millions of reais

		2004

	2003	1st Half	2nd Half	Accumulated to December

Net income before MTM - SWAP	119.0	101.9	125.9	227.8
Mark-to-market effect - SWAP	(138.3)	79.9	34.6	114.5
Net income (loss)	(19.3)	181.8	160.5	342.3

  Leasing Companies

At December 31, 2004, the Bradesco Organization had the following leasing companies: Bradesco Leasing S.A. Arrendamento Mercantil, formerly Potenza Leasing S.A. Arrendamento Mercantil, Alvorada Leasing Brasil S.A. Arrendamento Mercantil, formerly BBV Leasing Brasil S.A. Arrendamento Mercantil and Zogbi Leasing S.A. Arrendamento Mercantil.

Balance Sheet in Aggregate - In millions of reais

	2003		2004

	September	December	September	December

Assets
Current assets and long-term receivables	4,989	5,061	4,737	5,227
Funds available	6	2	1	-
Interbank investments	2,105	2,153	2,257	2,548
Securities and derivative financial instruments	1,096	1,171	618	649
Leasing operations	1,405	1,372	1,348	1,513
Allowance for leasing losses	(122)	(114)	(95)	(99)
Other receivables and other assets	499	477	608	616
Permanent assets	40	41	485	93

Total	5,029	5,102	5,222	5,320

Liabilities
Current and long-term liabilities	2,994	3,022	3,131	3,209
Interbank deposits	3	-	-	-
Securities received under security repurchase agreements and funds received from issuance of securities	1,593	1,650	1,834	1,907
Borrowings and onlendings	256	253	191	191
Derivative financial instruments	10	22	11	8
Subordinated debt	635	628	624	625
Other liabilities	497	469	471	478
Stockholders' equity	2,035	2,080	2,091	2,111

Total	5,029	5,102	5,222	5,320

Statement of Income - In millions of reais

	2003			2004

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Income from lending and trading activities	283	345	1,000	257	382	1,480
Expenses for lending and trading activities	(161)	(246)	(579)	(191)	(296)	(1,115)
Gross profit from financial
intermediation	122	99	421	66	86	365
Other operating income (expenses), net	(20)	(30)	(85)	8	(14)	(45)
Operating income	102	69	336	74	72	320
Non-operating income	-	4	8	(5)	(4)	(8)
Income before taxes and contributions	102	73	344	69	68	312
Tax and contributions on income	(33)	(25)	14	(15)	(22)	(98)

Net income	69	48	358	54	46	214

Leasing Performance - Consolidated Bradesco

Bradesco's leasing operations are carried out through Bradesco Leasing S.A. Arrendamento Mercantil and Banco Finasa S.A.

At December 31, 2004, leasing operations brought to present value totaled R$ 1.660 billion, with a balance of R$ 20.3 million receivable in operating leases.

According to the Brazilian Association of Leasing Companies (ABEL), the Bradesco Organization leasing companies are sector leaders, with an 11.9% share of this market (base date: November 2004). This sound performance is rooted in its Branch Network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the heavy vehicle and machinery/equipment sectors.

The following pie graph presents the composition of Bradesco's consolidated leasing portfolio by types of asset.

Portfolio by Types of Asset at December 31, 2004

  Bradesco Consórcios (Consortium Purchase System)

Administradora (management company)

Balance Sheet - In thousands of reais

	2003		2004

	September	December	September	December

Assets
Current assets and long-term receivables	19,956	26,369	61,552	76,381
Funds available	-	-	8	5
Securities	17,335	25,509	60,217	74,709
Other receivables	2,621	860	1,327	1,667
Permanent assets	731	740	770	782

Total	20,687	27,109	62,322	77,163

Liabilities
Current and long-term liabilities	6,456	7,903	15,055	23,252
Amounts refundable to former groups now closed	5,292	5,450	5,749	5,853
Other liabilities	1,164	2,453	9,306	17,399
Stockholders’ equity	14,231	19,206	47,267	53,911

Total	20,687	27,109	62,322	77,163

Statement of Income - In thousands of reais

	2003			2004

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Income on commission and fees	8,437	13,682	26,133	22,935	28,676	86,970
Taxes payable	(591)	(946)	(1,849)	(1,370)	(1,722)	(5,179)
Financial income	560	708	2,147	1,780	2,466	6,428
Administrative expenses (including personnel expenses)	(1,790)	(2,479)	(7,445)	(2,522)	(4,162)	(11,060)
Selling expenses	(2,993)	(3,179)	(11,205)	(4,550)	(8,624)	(20,455)
Other operating (expenses) income	37	(3)	54	210	291	668
Income before taxes and contributions	3,660	7,783	7,835	16,483	16,925	57,372
Taxes and contributions on income	(1,239)	(2,808)	(2,931)	(3,181)	(4,068)	(11,857)

Net income	2,421	4,975	4,904	13,302	12,857	45,515

Quarterly Results – 2003 and 2004 – In thousands of reais

Consortium Groups

Balance Sheet - In thousands of reais

	2003		2004

	September	December	September	December

Assets
Current assets and long-term receivables	49,809	85,235	201,818	268,577
Amount offset	2,750,813	4,101,186	6,189,691	8,163,846

Total	2,800,622	4,186,421	6,391,509	8,432,423

Liabilities
Current and long-term liabilities	1,595	4,933	30,923	36,083
Stockholders’ equity	48,214	80,302	170,895	232,494
Amount offset	2,750,813	4,101,186	6,189,691	8,163,846

Total	2,800,622	4,186,421	6,391,509	8,432,423

Operations

On December 9, 2002, Bradesco Consórcios commenced the sale of consortium quotas to the Bank’s employees and on January 21, 2003, these sales were extended to Bradesco account holders and non-account holders and the consortium purchase system included as part of the Bank’s product portfolio.

Operating in the administration of consortium groups for the purchase of real estate, vehicles, tractors, trucks and combine harvesters, the company can rely on the customer service infrastructure deployed by Banco Bradesco.

The company uses all the facilities offered by the Bradesco customer service network to commercialize the products offered, a distinct market advantage responsible for the rapid growth presented by the consortium purchase system segment. The extensive nature and security associated with the Bradesco brand name are added advantages for expanding consortium plan sales.

Mission

The company’s mission is to manage consortium plans and groups for consumer and corporate purchasers regardless of whether they are Bradesco account holders or not, and to operate in the car, truck, tractor and combine harvester segment, as well as in real estate, maintaining excellent standards in the quality of the services offered and in consortium system practice, pursuant to regulations determined by the Brazilian Central Bank and in line with the Bradesco Organization’s philosophy.

Segmentation

The Bradesco Organization’s entry into this segment is part of its strategy to offer the most complete range of product and services possible to its customers.

Providing all income brackets with the opportunity to purchase items through the consortium quota system, filling a market lacuna at accessible prices, especially considering, as regards the country’s present housing deficit, real estate products.

Representation

Within this segment, Bradesco plays a central role in providing Brazilians with the opportunity to acquire consumer durables and real estate. In this sector consumers can acquire apartments, houses, building plots or commercial offices.

In 2004, 104.3 thousand consortium quotas were sold comprising an increase of more than 60% compared to December 2003.

Billings also increased to R$ 2.8 billion, up by 27% compared to 2003.

At December 31, 2004, accumulated sales totaled 150.2 thousand consortium quotas, with billings of more than R$ 4.3 billion, 24,302 participants were selected by bid or by draw and 14,720 items were delivered to members comprising 805 active groups. 241 groups were formed in 4Q04.

Quotas sold in 2004

Market leadership

With a bold market strategy, Bradesco Consórcios leads the real estate segment, according to data informed by the Brazilian Central Bank in November, with 38,455 active quotas. These results brought important recognition, such as the Marketing Best and ADVB Awards, given by the Brazilian Association of Sales and Marketing Directors.

In September 2004, Bradesco Consórcios commenced an aggressive campaign to secure the leadership of the Auto segment, growing by 103.1% in comparison with the prior quarter, which is equivalent to 37,114 quotas sold during the period and with very real possibilities of attaining its objective.

Leadership is secured and consolidated as a result of ongoing and determined efforts, motivated by the enthusiasm of each sales teams and the distribution force of our customer service network.

Quotas sold in 4Q03 and 4Q04

Quotas accumulated for the year

Total outstanding real-estate quotas in 2004

Number of active participants comprising the 10 largest real-estate consortium management companies (*)

(*)	Data for November 2004, as per Central Bank report.

List of 10 largest auto segment consortium management companies (*)

(*)	Data for November 2004, as per Central Bank report.
  Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Balance Sheet – In thousands of reais

	2003		2004

	September	December	September	December

Assets
Current assets and long-term receivables	188,853	319,850	110,193	116,135
Funds available	6	15	27	38
Interbank investments and securities	96,730	65,586	73,695	62,112
Other receivables and other assets	92,117	254,249	36,471	53,985
Permanent assets	19,753	20,310	23,058	23,773

Total	208,606	340,160	133,251	139,908

Liabilities
Current and long-term liabilities	109,212	274,569	56,872	78,914
Other liabilities	109,212	274,569	56,872	78,914

Stockholders' equity	99,394	65,591	76,379	60,994

Total	208,606	340,160	133,251	139,908

Statement of Income - In thousands of reais

	2003			2004

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Income from lending and trading activities	4,943	4,294	18,273	2,741	3,557	11,353
Other operating income (expenses), net	1,088	1,146	3,689	1,209	2,620	10,104
Operating income	6,031	5,440	21,962	3,950	6,177	21,457
Non-operating income (expense)	(390)	(1)	(391)	-	-	2
Income before taxes and contributions	5,641	5,440	21,571	3,950	6,177	21,459
Taxes and contributions on income	(2,051)	(1,818)	(7,387)	(1,341)	(2,076)	(7,212)

Net income	3,590	3,622	14,184	2,609	4,101	14,247

At the end of 2004, Bradesco Corretora maintained its outstanding position in the Capital Market.

We present below a summary of the main activities carried out during the year:

Bradesco Corretora ended the year ranked 9th among the more than 90 brokerage firms operating in the São Paulo Stock Exchange (BOVESPA). During the year, services were provided to 120,435 investors and 461,258 buy and sell orders were carried out for a total financial volume of R$ 16.5 billion. The Corretora participates with BOVESPA in the “Bovespa vai até você” campaign in an important effort to raise public awareness regarding the benefits of investing in the stock market.

Bradesco Corretora negotiated 2.8 thousand contracts in the Mercantile and Futures Exchange (BM&F) for a financial volume of R$ 315.8 billion, ranking the Corretora 27th out of more than 90 participants. The Corretora has centered its efforts on the continued expansion of its business, as well as promoting the futures market. In the agricultural area, the Corretora acts directly in the country’s main production centers, through visits, seminars and participation in agricultural fairs and expos. In conjunction with the BM&F, the company sponsored visits to the exchange and Bradesco Corretora in São Paulo by investors from all over the country. At the same time, the company hosted numerous visits by farmers, teachers, opinion-makers and brokers from the physical commodities market.

Online web trading for the year totaled 232,200 orders with a financial volume of R$ 1.4 million, comprising 5.3% of all Home-Broker operations carried out in BOVESPA and placing the Corretora fifth in the overall ranking. The customer base increased by 44.5% with more than 8,558 new customers registered during the year and more than 47,059 e-mails received.

As a result of its role in Public Offerings of Share Purchases, Special Operations, Stock Swapping Auctions and Privatization Auctions, Bradesco Corretora continues in its important market position, with a financial volume of R$ 554.4 million for the year.

Bradesco Corretora offers an investment analysis service, operating in conjunction with Banco Bradesco’s economic area, delivering main market performance reports, suggested stock portfolios and a comprehensive stock guide.

The company also offers a non-resident investor representation service for transactions carried out in the financial and capital markets, in accordance with the provisions of CMN Resolution 2689, of January 26, 2000.

Net income recorded for the year totaled R$ 14.2 million.

Stockholders' equity at the end of the year increased to R$ 61.0 million, corresponding to 43.6% of total assets of R$ 139.9 million.

Information - Trading at BM&F and BOVESPA

	2003			2004

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

BM&F
Ranking	21st	29th	24th	29th	22nd	27th
Contracts traded (million)	0.6	0.4	2.0	0.6	0.8	2.8
Financial volume (in billions of reais)	72.1	45.0	244.7	69.9	89.8	315.8

Stock Exchange
Ranking	10th	10th	11th	10th	9th	9th
Number of investors	17,025	16,802	50,499	20,341	15,394	120,435
Number of orders executed	74,128	88,365	279,665	65,389	180,030	461,258
Volume traded (in billions of reais)	3.1	3.8	11.3	3.7	5.4	16.5

Home Broker
Ranking	4th	5th	5th	5th	5th	5th
Registered customers	17,082	19,223	19,223	25,340	27,781	27,781
Orders executed	44,296	51,633	166,694	60,783	62,403	232,200
Volume traded (in millions of reais)	248.6	319.9	960.1	355.2	378.8	1,375.2

  Bradesco Securities, Inc.

Balance Sheet - In thousands of reais

	2003		2004

	September	December	September	December

Assets
Current assets and long-term receivables	61,366	64,587	63,500	60,348
Funds available	408	2,041	1,821	1,671
Interbank investments	2,885	970	5,978	5,771
Securities and derivative financial instruments	58,036	60,544	55,682	52,890
Other receivables and other assets	37	1,032	19	16
Permanent assets	84	70	34	25

Total	61,450	64,657	63,534	60,373

Liabilities
Current and long-term liabilities	141	158	524	1,023
Other liabilities	141	158	524	1,023
Stockholders' equity	61,309	64,499	63,010	59,350

Total	61,450	64,657	63,534	60,373

Statement of Income - In thousands of reais

	2003			2004

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Gross profit from financial intermediation	1,332	3,552	4,697	3,263	1,792	6,929
Other operating income (expenses), net	(294)	355	(789)	(683)	(819)	(5,813)
Operating income (expense)	1,038	3,907	3,908	2,580	973	1,116

Net income	1,038	3,907	3,908	2,580	973	1,116

Bradesco Securities, Inc., a wholly owned subsidiary of Banco Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of share purchases and sales, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Certificates of Deposit, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by more than 90 programs involving ADRs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets and is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

Banco Bradesco obtained Financial Holding Company status from the Board of Governors of the Federal Reserve System, on January 30, 2004, which will permit the expansion of Bradesco Securities’ activities.

This status, given based on a rigorous analysis of various aspects determined in US banking legislation, including Bradesco’s high level of capitalization and the quality of its Management, will allow the Bank, either directly or through its subsidiaries, to operate in the US market, carrying out financial activities under the same conditions as local banks, in particular the following:

  Underwriting, private placement and market-making.
  Acquisitions, mergers, portfolio management and financial services (merchant banking).
  Administration of mutual fund portfolios.
  Sale of insurance.

Accordingly, Banco Bradesco has strengthened its role in the Investment Banking segment, increasing opportunities for exploiting various financial activities in the US market and contributing to the increase in the volume of transactions carried out with Brazilian companies.

5 – Operating Structure

Corporate Organization Chart

MAJOR STOCKHOLDERS

Elo Participações (Directors/ Employees)
53.70% ON
25.85% TOTAL
Nova Cidade de Deus
46.30% ON
98.35% PN
73.29% TOTAL
Fundação Bradesco(1)
44.22% ON
44.22% TOTAL
Aguiar Family
23.09% ON
23.09% TOTAL
Cidade de Deus
32.69% ON
32.69% TOTAL
47.95% ON
0.22% PN
24.20% TOTAL
BBVA
5.03% ON
5.00% PN
5.01% TOTAL
BES
6.74% ON
0.02% PN
3.39% TOTAL
UFJ Bank Limited
1.22% ON
1.22% PN
1.22% TOTAL
13.17% ON
5.02% PN
9.11% TOTAL
Market
25.89% ON
88.52% PN
57.07% TOTAL
Banco Bradesco

(1)

The Bradesco Management (Board of Executive Officers and Board of Directors) comprises the Governing Board of the Bradesco Foundation, the Entity's most senior deliberative organ.
Base date: December 31, 2004
ON = COMMON STOCK
PN = PREFERRED STOCK

MAIN SUBSIDIARIES AND ASSOCIATED COMPANIES

Banco Bradesco
99.99% ON
99.99% TOTAL
Banco Bradesco Argentina
99.99% ON
99.99% TOTAL
Bradesco Corretora T.V.M.
100.00% ON
100.00% TOTAL
Cia. Securitiz. de Créditos Financeiros Rubi
100.00% ON
100.00% TOTAL
Banco BEM
100.00% ON
100.00% TOTAL
Banco Boavista
99.99% QUOTAS
União Participações Ltda.
100.00% ON
100.00% TOTAL
Banco Finasa
100.00% ON
100.00% TOTAL
BRAM Bradesco Asset Management
50.10% QUOTAS
Bradesco Templeton Asset
99.99% QUOTAS
Bradesco Consórcios
100.00% ON
100.00% TOTAL
Banco Mercantil de SP
68.37%
Banco Bradesco Luxembourg
31.63%
64.89% ON
64.89% TOTAL
Banco Alvorada S.A.
34.94% ON
34.94% TOTAL
50.00% QUOTAS
UFJ - Bradesco Participações
99.99% QUOTAS
Scopus Tecnologia
100.00% ON
100.00% TOTAL
Bradesco Leasing S.A. Arrendamento Mercantil
100.00%
New York Branch
100.00%
Bradesco Securities
100.00%
Grand Cayman Branch
100.00%
Bradesco Services Co.
49.00% ON
49.00% TOTAL
CPM Holdings
100.00%
Bradport - SGPS, Sociedade Unipessoal Lda.
99.65% ON
99.65% TOTAL
Bradesco Seguros
99.77% ON
99.77% TOTAL
Bradesco Argentina de Seguros
100.00% ON
100.00% TOTAL
Finasa Seguradora
100.00% ON
100.00% TOTAL
Atlântica Capitalização
100.00% ON
100.00% TOTAL
Bradesco Auto/RE Cia. de Seguros
51.00% ON
40.00% TOTAL
Indiana Seguros
100.00% ON
100.00% TOTAL
Bradesco Vida e Previdência
100.00% ON
100.00% TOTAL
Bradesco Capitalização
100.00% ON
100.00% TOTAL
Bradesco Saúde
100.00% ON
100.00% TOTAL
Bradesco Internat. Health Service

ON = COMMON STOCK
PN = PREFERRED STOCK

• Administrative Body

General Meeting of Stockholders
Fiscal Council
Board of Directors
Lázaro de Mello Brandão - Chairman
Antônio Bornia - Vice-chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente
José Fonollosa García
Ricardo Espírito Santo Silva Salgado
Audit Committee
Compliance and Internal Controls Committee
Executive Committee of Ethical Conduct
Remuneration Committee
President
Márcio Artur Laurelli Cypriano
General Secretariat
Carlos Alberto Rodrigues Guilherme
(Area Director)
General Inspectorate
(Internal Audit)
Banco Bradesco Argentina
José Guilherme Lembi de Faria
(Area Director)
Risk Management and Compliance
Domingos Figueiredo de Abreu
(Area Director)
Human Resources
Milton Matsumoto
(Area Director)
Executive Committee for Information Security
Domingos Figueiredo de Abreu
(Area Director)
Disclosure Committee
Executive Vice-Presidents
Managing Directors
Areas
Arnaldo Alves Vieira
• Marketing
Ademir Cossiello
• Bradesco Capitalização (Production)
• Retail Bradesco
• Branch Network (Retail)
Armando Trivelato Filho
• Bradesco Dia e Noite (Day and Night)
• Customer Relations
José Guilherme Lembi de Faria
• Bradesco Services Co., Ltd.
Luiz Pasteur Vasconcellos Machado
• Cards
Odair Afonso Rebelato
• Banco Postal
Décio Tenerello
José Alcides Munhoz
• Credit
José Guilherme Lembi de Faria
• Fx/International Area
Paulo Eduardo D'Avila Isola
• Loans and Borrowings
• Finasa Promotora de Vendas
• Leasing
José Luiz Acar Pedro
• Investor Relations
Milton Matsumoto
• Executive Quality Committee
• O&M
• Scopus Tecnologia
• Staff Training
Sérgio de Oliveira
• Stocks and Custody
• Bradesco Corretora de Títulos e Valores Mobiliários
• Bradesco Securities, Inc.
• BRAM-Bradesco Asset Management
Julio de Siqueira Carvalho de Araujo
José Guilherme Lembi de Faria
• Treasury
• Economic Studies and Research
Laércio Albino Cezar
Armando Trivelato Filho
• Equity
Aurélio Conrado Boni
• IT:
– Systems Development
– IT Research and Technology
– Data Processing and Communications
– Centralized Services
– Business Technology
Luiz Pasteur Vasconcellos Machado
• Support and Services
Luiz Carlos Trabuco Cappi
• Bradesco Insurance Group
– Savings Bonds
– Private Pensions Plans
– Insurance
Milton Almicar Silva Vargas
Carlos Alberto Rodrigues Guilherme
• Purchases
• Legal
• Budget and Control
Domingos Figueiredo de Abreu
• Tax Audit Committee
• General Controllership
• Treasury and Funding Operating Control
Norberto Pinto Barbedo
Ademir Cossiello
• Bradesco Empresas (middle market)
• Branch Network (companies)
Cristiano Queiroz Belfort
• Bradesco Corporate Banking:
– Corporate
– Asian Desk/Euro Desk
– Capital Market
– Planning and Control
Sérgio Socha
• Bradesco Consórcios
José Alcides Munhoz
• Sale of Products and Services
• Banking Charges
Luiz Pasteur Vasconcellos Machado
• Bradesco Prime
• Private Banking
• Prime Branch Network
Odair Afonso Rebelato
• Credit Recovery
Sérgio de Oliveira
• Investments

• Risk Ratings – Bank

FITCH RATINGS								MOODY´S INVESTORS SERVICE									AUSTIN RATING
International Scale						National Scale		International Scale						National Scale		Financial Quality	National Scale
Individual	Support	Foreign Currency		Local Currency		National		Foreign Currency Deposit		Foreign Currency Debt		Local Currency Deposit		Deposits			Financial Soundness
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
A	1	AAA	F1	AAA	F1	AAA(bra)	F1+(bra)	Aaa	P-1	Aaa	P-1	Aaa	P-1	Aaa.br	BR-1	A	AAA
A/B	2	AA+	F2	AA+	F2	AA+(bra)	F1(bra)	Aa1	P-2	Aa1	P-2	Aa1	P-2	Aa1.br	BR-2	A-	AA
B	3	AA	F3	AA	F3	AA(bra)	F2(bra)	Aa2	P-3	Aa2	P-3	Aa2	P-3	Aa2.br	BR-3	B+	A
B/C	4	AA-	B	AA-	B	AA-(bra)	F3(bra)	Aa3	NP	Aa3	NP	Aa3	NP	Aa3.br	BR-4	B	BBB
C	5	A+	C	A+	C	A+(bra)	B(bra)	A1		A1		A1		A1.br		B-	BB
C/D		A	D	A	D	A(bra)	C(bra)	A2		A2		A2		A2.br		C+	B
D		A-		A-		A-(bra)	D(bra)	A3		A3		A3		A3.br		C	CCC
D/E		BBB+		BBB+		BBB+(bra)		Baa1		Baa1		Baa1		Baa1.br		C-	CC
E		BBB		BBB		BBB(bra)		Baa2		Baa2		Baa2		Baa2.br		D+	C
		BBB-		BBB-		BBB-(bra)		Baa3		Baa3		Baa3		Baa3.br		D
		BB+		BB+		BB+(bra)		Ba1		Ba1		Ba1		Ba1.br		D-
		BB		BB		BB(bra)		Ba2		Ba2		Ba2		Ba2.br		E+
		BB-		BB-		BB-(bra)		Ba3		Ba3		Ba3		Ba3.br		E
		B+		B+		B+(bra)		B1		B1		B1		B1.br
		B		B		B(bra)		B2		B2		B2		B2.br
		B-		B-		B-(bra)		B3		B3		B3		B3.br
		CCC		CCC		CCC(bra)		Caa1		Caa1		Caa1		Caa1.br
		CC		CC		CC(bra)		Caa2		Caa2		Caa2		Caa2.br
		C		C		C(bra)		Caa3		Caa3		Caa3		Caa3.br
		DDD		DDD		DDD(bra)		Ca		Ca		Ca		Ca.br
		DD		DD		DD(bra)		C		C		C		C.br
		D		D		D(bra)

• Risk Ratings - Insurance and Savings Bond Companies

N.B. Bradesco´s risk ratings are among the highest attributed to Brazillian Banks

Insurance					Savings Bonds

FITCH RATINGS		STANDARD & POOR'S	SR RATING		STANDARD & POOR'S

National Scale	International Scale	National Scale	International Scale	National Scale	National Scale

AAA(bra)	AAA	brAAA	AAASR	brAAA	brAAA
AA+(bra)	AA+	brAA+	AA+SR	brAA+	brAA+
AA(bra)	AA	brAA	AASR	brAA	brAA
AA-(bra)	AA-	brAA-	AA-SR	brAA-	brAA-
A+(bra)	A+	brA+	A+SR	brA+	brA+
A(bra)	A	brA	ASR	brA	brA
A-(bra)	A-	brA-	A-SR	brA-	brA-
BBB+(bra)	BBB+	brBBB+	BBB+SR	brBBB+	brBBB+
BBB(bra)	BBB	brBBB	BBBSR	brBBB	brBBB
BBB-(bra)	BBB-	brBBB-	BBB-SR	brBBB-	brBBB-
BB+(bra)	BB+	brBB+	BB+SR	brBB+	brBB+
BB(bra)	BB	brBB	BBSR	brBB	brBB
BB-(bra)	BB-	brBB-	BB-SR	brBB-	brBB-
B+(bra)	B+	brB+	B+SR	brB+	brB+
B(bra)	B	brB	BSR	brB	brB
B-(bra)	B-	brB-	B-SR	brB-	brB-
CCC(bra)	CCC	brCCC	CCCSR	brCCC	brCCC
CC(bra)	CC	brCC	CCSR	brCC	brCC
C(bra)	C	brC	CSR	brC	brC
	DDD	brD	DSR	brD	brD
DD
D

• Ranking

Source	Criteria	Position	Base Date

Forbes "International 500"	Overall/Revenue	156th (Worldwide)	2003

Forbes "International 500"	Banks/Revenue	1st (Brazil) 21st (Worldwide)	2003

Forbes "The World's Leading Companies"	Overall/Forbes 2000*	247th (Worldwide)	2004

Forbes "The World's Leading Companies"	Banks/Forbes 2000*	1st (Brazil) 46th (Worldwide)	2004

*	Forbes 2000: companies comprising the World's Leading Companies list are rated based on a combination of criteria which takes into consideration income, profit, assets and market value.

• Market Segmentation

Bradesco operates on a segmented service basis, seeking to match its different products and services to the different profiles and size of its target public. In line with a world market trend, Bradesco's structure permits the grouping together of customers with similar profiles facilitating superior quality customer service, extending business opportunities with a greater focus on relationship actions.

• Retail Bradesco

Bradesco maintains its retail vocation, attending with high quality service all segments of the Brazilian population regardless of income bracket. The Bank has 15 million consumer and corporate customers, who carry out millions of transactions daily at our branches, banking service posts, Banco Postal post-office branches and correspondent banks, comprising Brazil's largest Customer Service Network, providing easy and convenient services over extended hours.

In addition to the extensive service network, customers are offered the comfort of alternative service channels such as the Easy Phone (Fone Fácil) service and Internet Banking, which are already used for a significant portion of daily transactions.

Micro, small and medium-sized companies, as well as individuals, are given special attention through directed management.

The retail segment also highlights the development of financial products, tailor made to meet the customers' profile in an ongoing effort to offer quality, agile and reliable service to all customers, in particular, bearing in mind the value of customer relations.

The main focus of this segment is directed towards meeting the diverse customer demands, which include the offer of microcredit, onlending, foreign exchange and a complete range of financing products for individuals, which allied with the Bradesco brand name and nationwide Branch Network comprise an important source for increasing the Bank's results.

Significant investments in staff training, designed to qualify employees to provide a personalized and efficient customer service, seek to preserve relations and increase the customers' loyalty to the Bank.

Retail Bradesco also has a Digital Branch, operating in a virtual environment and via courier service. The Branch has a team of managers who attend customers regardless of location, from 8h00 to 20h00, seven days a week.

• Bradesco Corporate Banking

Mission and Values

Bradesco Corporate's mission is to meet customer needs, developing long-term ethical and innovative relationships in sync with stockholders' interest.

Corporate's principal values and which permeate its day-to-day activities comprise the following:

- Team work.
- Ongoing pursuit of innovation and excellence in customer service.
- Transparency in all actions.
- Commitment to self-development.
- Adherence to strategic guidelines.
- Creativity, flexibility and initiative.
- Agile customer delivery.

Background and Achievements

The Corporate Banking segment was introduced in 1999, designed to attend customers from its target market based on a customer, rather than product standpoint, under a centralized relations management, offering as well as traditional products, structured, tailor-made and capital market solutions, through specific segment managers who have a clear vision of risk, market, economic sectors and relationship.

Among the various significant achievements obtained, we stress the ISO 9001:2000 quality certification received by all areas of the Corporate Banking structure, including its exclusive Corporate Banking customer service platforms, as well as the important partnerships entered into with major international banks: UFJ - Japan, BBVA - Spain, BES - Portugal.

Brazilian Desk

Bradesco was the first Brazilian bank to carry out an operating agreement with a Japanese bank facilitating the inclusion of some 300 thousand Brazilians living and working in Japan.

This partnership between the different professionals from two banks, which was entered into two years ago, offers checking accounts and products and services designed to meet the needs of this special ex-pat community.

Customers have access to an exclusive UFJ-Bradesco branch 7-days-a-week with 40 bilingual (Japanese and Portuguese) employees who attend via Automated Consulting and Contract Machines - ACMs which are fully integrated with the UFJ Branch Network, for local bank services and remittances to Brazil.

These facilities are also available, initially, via 4,500 ATMs with screens written in Portuguese, offering ease and convenience to customers.

The operating agreement establishes a strategic alliance between Bradesco and the UFJ Bank, which is now the world's largest bank following its merger with Banco Tokyo Mitsubishi.

Another example of a solution with significant added value for the Institution are the partnerships entered into with major retail networks for consumer sales financing, made feasible as a result of the relationship, familiarity with this economic sector's production chain and the synergy which exists between the Bank's various segments.

Total resources comprising assets (credit, bonds and guarantees) and liabilities (deposits and funds/portfolios) amount to R$ 57.4 billion.

Target Market

The majority of the 1,304 Economic Groups comprising Bradesco Corporate record billings in excess of R$ 180 million per annum and are located in São Paulo, both the capital and upstate, Rio de Janeiro, Minas Gerais, Paraná, Rio Grande do Sul, Santa Catarina, Goiás, Pernambuco and Bahia.

Specialized Structures

As well as the teams specialized in the different economic sectors, this service also has structures entirely dedicated to the management of specific customers:

Euro Desk - this structure is focused on the management of customers of Spanish origin and the development of financial solutions for Bradesco Corporate companies, prospecting business synergies in Europe, the U.S. and Latin America.

Asian Desk - this structure is focused on the management of customers of Asian origin and the development of financial solutions, acting as an economic and financial advisor in business carried out with Japan and the rest of Asia.

Agribusiness - the structure operates throughout this economic segment's production chain in the pursuit to implement feasible structured solutions to meet the specific needs of companies, as well as offering traditional services and products.

• Bradesco Empresas (Middle Market)

Bradesco's middle market segment, Bradesco Empresas, was created in April 2002, designed to offer quality corporate customer service for companies all over Brazil.

This segment targets middle market companies with annual billings from R$ 15 million to R$ 180 million.

The Bradesco Empresas service offers exclusively reserved Branches for its corporate customers in this segment, located in strategic areas.

This segment has 66 service outlets throughout Brazil distributed as follows: Southeast (41), South (16), Central West (4), Northeast (3) and North (2) with 17,319 corporate customers from the different production chain sectors.

The personalized service offered by Bradesco Empresas requires permanent investment in training for our Relationship Managers and the adaptation of the IT structure, designed to provide added value and consequently increase the Bank's share of this segment.

All managers comprising the Bradesco Empresas service are included in the ANBID certification program.

Since they are responsible for a maximum portfolio of 25 to 30 economic organizations, each Relationship Manager is able to focus on increasing business in the following areas: Loans, Investments, Foreign Trade, Derivatives, Cash Management and Structured Transactions.

• Bradesco Private Banking

Bradesco Private Banking, through its highly qualified and specialized professionals focused on personalized advisory services, attends the Bank's high-income consumer customers with minimum funds available for investment of R$ 1 million, offering an exclusive line of products and services designed to increase their wealth by maximizing returns.

• Bradesco Prime

This segment was created in May 2003, and its target public comprises consumer customers with a monthly incomes of more than R$ 4 thousand, or with investments in excess of R$ 50 thousand.

Bradesco Prime is designed to coordinate the Bank's commercial relationship with these segment customers, providing exclusive VIP facilities specifically designed to provide comfort and privacy, with personalized attendance by the Relationship Managers who, because client portfolios are kept small, are able to dedicate special attention to each customer, offering differentiated products and services, including the Bradesco Prime Account, a loyalty building program which is designed to add value and provide incentives to the customer's relationship with the Bank through the offer of increasing benefits.

Bradesco Prime Customers have access to a network comprising 177 Branches throughout Brazil, 147 of which share facilities with the traditional Retail Segment Branches and 30 of which are exclusive Prime branches. In addition, customers use exclusive internet banking and call center facilities, as well as the extensive Bradesco Customer Service Network, including its nationwide branches and self-service network.

The Prime branches also offer differentiated services, for example:

- Prime Digital Branch: focused on customer service via a call center with extended business hours (from 8h00 to 20h00, 7-days-a-week, including bank holidays).

- Prime Branch at Cidade de Deus, Latin America's first Wireless Branch, where managers' using remotely connected equipment, can manage the customer's banking business from his/her own environment.

The Relationship Managers continually enhance their professional qualifications to ensure that all the financial needs of their customers are taken care of. Moreover, all of these managers are included in the ANBID certification program.

• Customer Service Network

	2003		2004
	December		September				December
	Branches	PABs/PAEs	Branches	PABs	PAEs	PAAs	Branches	PABs	PAEs
Consolidated	3,052	2,062	3,049	806	1,458	19	3,004	851	1,450
Bradesco	2,831	1,862	2,972	789	1,448	-	3,003	851	1,450
BCN	220	200	-	-	-	-	-	-	-
BEM	-	-	76	17	10	19	-	-	-
Banco Finasa	1	-	1	-	-	-	1	-	-
Banco Postal	4,000		5,299				5,383
Branches abroad	7		6				6
Subsidiaries abroad	6		6				6
ATMs	21,605		21,733				21,822
Self-service branch network outplaced terminals	1,794		1,866				1,945
Finasa Promotora de Vendas	53		52				121
Promovel Empreendimentos e Serviços (*)	-		69				-

N.B. The BCN Customer Service Network was incorporated on February 25, 2004: 125 Branches were integrated under the Bradesco banner, 24 were re-opened as Prime Branches and 100 PABs, 89 PAEs and 57 correspondents were transferred to Bradesco. The BEM Branches were incorporated on October 25, 2004; 29 Branches were integrated under the Bradesco banner; 12 PAAs were converted into Branches; 15 PABs and 3 PAEs were transferred to Bradesco and 2 PAEs converted into PABs.

PAB (banking service post), PAA (advanced banking post) and PAE (electronic service outlet).

(*) Merged into Finasa Promotora de Vendas in November 2004.

Customer Service Network - Branches

Customer to Branch Ratio - Thousand

Bradesco and Market Share

Region/State	Bradesco	Total banks in market (1)	Market share (%)

North

Acre	5	31	16.1
Amazonas	59	132	44.7
Amapá	4	23	17.4
Pará	50	270	18.5
Rondônia	18	88	20.5
Roraima	2	17	11.8
Tocantins	13	79	16.5

Total	151	640	23.6

Northeast

Alagoas	12	122	9.8
Bahia	230	743	31.0
Ceará	29	359	8.1
Maranhão	67	223	30.0
Paraíba	17	170	10.0
Pernambuco	65	471	13.8
Piauí	10	113	8.8
Rio Grande do Norte	14	133	10.5
Sergipe	13	153	8.5

Total	457	2,487	18.4

Central West

Federal District	33	305	10.8
Goiás	107	543	19.7
Mato Grosso	62	231	26.8
Mato Grosso do Sul	56	223	25.1

Total	258	1,302	19.8

Southeast

Espírito Santo	40	318	12.6
Minas Gerais	285	1,830	15.6
Rio de Janeiro	268(2)	1,626	16.5
São Paulo	1,100	5,538	19.9

Total	1,692	9,312	18.2

South

Paraná	176	1,254	14.0
Rio Grande do Sul	161	1,401	11.5
Santa Catarina	108	829	13.0

Total	445	3,484	12.8

Total	3,003	17,225	17.4

(1)	Source: UNICAD - Information on entities of interest to the Brazilian Central Bank - November 2004.
(2)	Includes a branch of Banco Finasa.

Customer Service Network (Branches) - Market Share - December 2004

Bradesco Day and Night Customer Service Channels

As well as the traditional Customer Service Network (Branches), Bradesco customers are able to consult their banking transactions, carry out financial transactions and purchase products and services deployed via state-of-the-art technology through the following alternative channels: Self-service (Auto-Atendimento), Easy Phone (Fone Fácil) and Internet Banking.

Bradesco Day and Night - Self-Service ATM Network

This self-service ATM network, distributed strategically throughout Brazil, has 21,822 terminals.

Located in bank branches and in all areas of important economic agglomeration: Shopping Malls, Hypermarkets, Supermarkets, Airports, Service Stations, Bus Terminals etc.

Bradesco Self-Service Network Distribution - Monthly Productivity - December 2004

Increase in Transactions - Thousand

Financial Volume - In millions of reais

Self-service Network Highlights

Items	2003				2004

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.

Banking service outlets (nationwide network)	5,762	5,845	6,172	6,487	6,628	6,783	6,858	7,020
Outplaced terminals (excluding branches, PABs and PAEs)	1,755	1,772	1,842	1,794	1,752	1,822	1,866	1,945
Cash withdrawal transactions (million)	92.5	95.6	98.9	109.9	101.1	103.4	107.8	117.5
Deposit transactions (million)	47.0	47.6	48.4	50.5	47.9	48.7	50.2	51.7
Inter-account transfers (million)	4.5	4.6	4.8	5.2	5.0	5.1	5.3	5.7
Express checkbooks issued (million)	2.5	2.6	2.6	2.9	2.5	2.6	2.6	2.8
Balance consultations (million)	99.5	102.2	115.3	133.7	132.0	140.0	152.3	166.4

Highlights for 2004

  Incorporation of BCN with 628 ATMs adjusted to operate with cutting-edge technology.

  1.7 billion transactions carried out, a 10.5% increase compared to 2003, comprising a daily average of 5.3 million.

  Financial volume movement totaled R$ 209.9 billion, an increase of 13.3% as compared to 2003, comprising a daily average of R$ 729.6 million.

  Installation of 4,792 terminals, 290 replacing obsolete machines and 4,502 new terminals for network expansion purposes and to meet increased demand. An average of 399 terminals installed per month.

  An 8.2% increase in the number of service outlets nationwide as compared to 2003.

Bradesco Day and Night - Easy Phone Service (Fone Fácil)

Nationwide 24-hour call-center access, 7 days a week, with Electronic Voice-Response (EVR) technology and personalized calls in 70 regions.

Personalized calls are routed via Bradesco's Data and Voice Network to call centers in São Paulo - Santa Cecília and Osasco (Headquarters).

Number of Calls - Million

Number of Transactions - Thousand

Financial Volume - In millions of reais

Highlights for 2004

  240.7 million calls received during the year, an increase of 4.9% compared to the total volume of calls received in 2003.

  In 2004, EVR calls totaled 79.4%, up by 4.8% compared to 2003.

  411 million transactions were carried out during the year, up by 1.5% compared to 2003, with a daily average of 1.1 million transactions.

  Financial movement in 2004 totaled R$ 5.5 billion, up by 5.1% compared to 2003, a daily average of R$ 15.1 million with 394 thousand products and services sold in 4Q04, totaling 1.9 million for the year.

  In 2004, 95.5% of personalized service call queries were resolved during the first contact.

Bradesco Day and Night - Internet Banking

The Bradesco Portal contains links to 29 related websites. Since it was first launched, Bradesco Internet Banking has focused on innovating and deploying the largest number of online services possible for its customers.

At present, Bradesco Internet Banking offers its customers 255 different services for consumer customers and 190 for corporate customers, which can be accessed around the clock, seven days a week from anywhere on earth.

The results achieved to date evidence the enormous potential of Internet Banking.

Internet Banking - Registered Users - Thousand

Transactions - Thousand (*)

(*) Via Internet Banking, ShopInvest, Cards, ShopCredit and Net Empresa.

Financial Volume - In millions of reais (*)

(*) Via Internet Banking, ShopInvest, Cards, ShopCredit and Net Empresa.

Services	Total in 2004
•Bradesco Internet Banking (www.bradesco.com.br)	6.4 million registered users. 281.0 million transactions carried out.
•ShopInvest Bradesco (www.shopinvest.com.br)	1,045 thousand registered users. 1.1 million transactions carried out.
•ShopCredit (www.shopcredit.com.br)	11.4 million transactions/operations carried out.
•Bradesco Net Empresa (www.bradesco.com.br)	284,230 registered companies. 22.4 million transactions/operations conducted.
•B2C (www.bradesco.com.br)	2.2 million transactions/sales posted. 2,457 stores registered with Bradesco Online Payment Methods.
•Bradesco Cards (www.bradescocartoes.com.br)	17.7 million transactions carried out.
•Bradesco Internet Banking for the Visually Impaired (www.bradesco.com.br)	2,495 active registered users.
•Web Point	112 terminals installed.
•Bradesco Net Express	1,921 companies registered. 7.8 million transactions carried out.
•Infoemail	177.5 thousand registered users.
•Infocellphone	7,202 registered customers.
•Mobile Banking (WAP)	744 thousand transactions carried out.

Highlights for 2004

  Financial volume movement in 2004 totaled R$ 109.5 billion, up by 123.5% compared to 2003, a daily average of R$ 299.3 million.

  In 2004, online transmission volume totaled 439.7 million transactions, highlighting WebTA transmissions which grew by 239% as compared to 2003.

Products:

  Launching of the Bradesco website's new layout (www.bradesco.com.br)

  Launching of the new Bradesco Empresas website (www.bradescoempresas.com.br)

  Launching of the ShopFácil corporate portal (www.shopfacil.com.br)

  Exclusive ShopInvest stocks room content (www.shopinvest.com.br)

  New Finasa website (www.finasa.com.br)

  New Finasa Sports Program website (www.finasaesportes.com.br)

  New layout of the Bradesco Cards website (www.bradescocartoes.com.br)

  New layout of the Bradesco Custody Services website (www.bradescocustodia.com.br)

  On-line courses on the University Student website (www.bradescouniversitarios.com.br)

  Investor Relations website in Spanish (www.bradesco.com.br/ri)

  New Economic Update website (www.economiaemdia.com.br)

  CHIP Campaign 2004

  New transactional ShopCredit website (www.shopinvest.com.br)

  New website for Government Authorities (www.bradescopoderpublico.com.br)

  New Bradesco Nikkei website (www.bradesconikkei.com.br)

  New transactional Bradesco ShopInvest website (www.shopinvest.com.br)

  New layout of the Bradesco Consórcios website (www.consorciobradesco.com.br)

  New layout of the Bradesco Investors Relations website (www.bradesco.com.br/ri)

  New Bradesco Capitalização savings bond area website (www.bradescocapitalizacao.com.br)

  New layout of the Bradesco Corporate segment website (www.corporatebradesco.com.br)

  Reformulation of the Bradesco Fx website (www.bradescocambio.com.br)

  Reformulation of the Bradesco Cidadetran website (www.cidadetran.com.br)

  Investment Account made available

  Adaptation of ShopInvest service to comply with CVM Instruction 409

  Bradesco Net Empresa: Security package implementation

  New WebTA/Remote remittance approval

  Launching of B2B online payment

  On-line customer service via videoconference on the Bradesco Nikkei website

Awards Received:

  iBest award in the Banks category: (www.bradesco.com.br)

  iBest ward in the Insurance category: (www.bradescoseguros.com.br)

  Best Internet Banking e-finance award from Executivos Financeiros magazine

  Best Consumer Internet Bank - Brazil from Global Finance

  Included in the InfoExame magazine's list of the 100 Largest e-commerce companies.

• Banco Postal

Banco Postal is the trade name through which Bradesco offers its products and services in all of Brazil's municipalities, in partnership with the Brazilian Postal and Telegraph Company - ECT. Banco Postal is an example of the success of the Correspondent Bank concept, as a result of its far-reaching scope, the portfolio of products and services offered and its socially responsible role within Brazil's different local communities. As a result, the Correspondent Bank is yet another segment in which Bradesco is consolidating its leadership.

Instrument of Social Inclusion

Banco Postal is now a reality in more than 4.7 thousand Brazilian municipalities. In just over two years of existence, 5,383 branches were installed in the most diverse regions of Brazil and more than 2.8 million accounts were opened. 1.7 thousand branches were opened in areas which had no previous access to banking services, bringing benefits to a population of some 18 million people. For the first time, this population was given the opportunity to own a check book, invest in a savings account or contract credit. These citizens can now count on the convenience and quality of the services of Brazil's largest private-sector bank.

Today, more than 650 thousand beneficiaries of the National Institute of Social Security (INSS) receive their benefit payments through the comfort of a Banco Postal post-office branch near their homes and no longer need to travel long distances, by boat or dirt track, or spend the better part of their earnings on the journey.

Network Coverage

Banco Postal services will also be installed in franchised units and official post-offices, where the service is not yet available, in a total 2,521 branches.

Benchmark for Lower-income Bracket Customer Service

Banco Postal is recognized worldwide as a benchmark in low-income customer service, provided in developing countries. Financial institutions from a number of countries and international bodies have contacted Bradesco to study this model.

This recognition is also evidenced by the constant presence of Banco Postal in the media, through articles in major daily newspapers published in Brazil and in the specialized financial market press.

Bradesco was given the important 2004 e-finance award by the Executivos Financeiros magazine for the case "Banco Postal", as best Correspondent Bank project in Brazil.

New Services

New services were deployed in 2004, such as the receipt of federal, state and municipal taxes; GPS payments to the INSS and on-line instant loans for customers with available pre-approved credit, extending the range of products and services offered with Banco Postal as an intermediary.

Available services:

- Receipt and forwarding of account opening proposals.

- Withdrawals from checking and savings accounts.

- Checking and savings account deposits.

- Balance consultation and statements for checking and savings account and INSS benefits.

- Receipt of payments via bank docket.

- Receipt of utility bill payments (water, electricity, telephone etc.).

- Payment of INSS benefits.

- Receipt and forwarding of credit proposals.

- Debit card requests.

- Receipt of federal (DARF), state and municipal taxes.

- Collection of FGTS contributions.

- Receipt of GPS contributions to the INSS.

- On-line loans for customers with available pre-approved credit.

Number of Accounts Opened (Accumulated) - Thousand

Number of Branches Opened (Accumulated)

Number of Transactions Carried Out Monthly - Thousand

• Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding the capacity of infrastructure, IT and telecommunications at the Bradesco Organization are designed to maintain a modern, practical and secure customer service network, characterizing the Bank as one of the world's most contemporary companies and creating added value for its customers and users at home and abroad.

Investments

	In millions of reais

	2000	2001	2002	2003	2004

Infrastructure	227	509	613	469	230
IT/Telecommunications	617	743	947	1,225	1,302

Total	844	1,252	1,560	1,694	1,532

• Risk Management and Compliance

Activity and Structure

Risk management is becoming increasing by important, not only as a result of the global economy but also because of the complex services and products provided to communities. Accordingly, Bradesco is constantly enhancing its risk management related activities in the pursuit to incorporate best international practices.

At Bradesco, risk management is seen as a competitive advantage, which adds value to the Bradesco mark, since it provides the support required by the business areas for planning their activities, ensuring that resources are optimized and capital is allocated to the benefit of stockholders and society as a whole.

Accordingly, Bradesco has provided important incentives over the years to its technical staff training programs, in particular regarding the professional qualification of those involved in the control and management of risk. For example one of the Compliance Department staff is a GARP (Global Association of Risk Professionals) certified financial risk manager, having sat and passed this internationally recognized exam.

Aware that integrated risk management provides a competitive edge to activities, Bradesco formed the Risk Management Department in July 1998 which, subsequent to the incorporation of compliance functions in March 2002, became the Risk Management and Compliance Department - DGRC. In July 2003, the department gained a statutory department director and aggregating the activities related to credit risk and other initiatives already in place in other areas of the Organization, commenced the integrated management of credit, market, liquidity and operating risks and compliance functions (comprising money laundering prevention, internal controls, information security, validation of transactions and Brazilian Payments System risks).

Organizational Structure of the Risk Management and Compliance Department:

The structure of the Risk Management and Compliance Department is designed not only to guarantee area independence but also to place greater focus on these important value-added activities, demonstrating the Organization's commitment to the implementation of best corporate governance practices, making every effort to invest in and build its risk management capabilities, since as well as its banking activities, Bradesco is extending risk analysis procedures to cover its equity related companies such as BRAM - Bradesco Asset Management and all the insurance companies (Life, Private Pension Plans, Health, Premium Bonds and other insurance), in respect of market and actuarial risks, consolidating a single risk management culture on an Organization-wide basis.

The Risk Management and Compliance Department is also responsible for coordinating compliance with the regulations to be issued by the Brazilian Central Bank, complementing Communiqué 12746 as regards the New Capital Accord (Basel II) introduced by the Basel Committee in June 2004 and the provisions of section 404, of the Sarbanes-Oxley Act.

Risk Management Process

Bradesco adopts a comprehensive and integrated approach for managing all risks inherent to its activities, based on the support from its Internal Controls and Compliance structure. This integrated view permits the enhancement of its risk management models, filling possible lacunas which could jeopardize the correct identification and assessment of risks.

Credit Risk Management

As part of its credit risk management enhancement process, Bradesco is working uninterruptedly to improve the procedures for gathering and controlling portfolio information, developing new loss estimation models, enhancing and preparing the rating inventories used in the different sectors in which the Bank operates as well as overseeing credit analysis, granting and settlement processes, monitoring credit concentration and identifying the causes of default and in the preparation of risk mitigation strategies.

Efforts are focused on the adoption of advanced and robust models which are used to assess the risks inherent to all the components of the credit process, in line with best practices, as well as the recommendations of the most advanced models comprising the New Basel Capital Accord.

The following efforts, among others are highlighted:

- Mapping, identification, measurement and mitigation of credit risk management capacity gaps, as regards Basel II requirements, as well the best practices, embracing roles and responsibilities, professional qualification, review of the organizational structure and IT demands.
- Creation of an Executive Credit Risk Committee responsible for assuring the strategic management of the credit portfolio.
- Structuring of the system used to calculate projected and unexpected losses and corresponding capital allocation.
- Backtesting of models used to assess the credit portfolio risks.
- Improvement of the management information systems designed to meet the requirements of the present customer segmentation approach, with the emphasis on decision making and credit portfolio management.
- Review and restructuring of internal processes, embracing roles and responsibilities, capacity building, review of organizational structures and information technology demands.

Operating Risk Management

Operating risks are those which could occur as a result of the interruption of business, system failures, errors, omission, fraud or external events in the Bank's different activities, affecting both customers and the Institution.

Operating risk management at Bradesco is based on the application of its own processes, methodologies and tools designed to permit, among other benefits, a decrease in unsubscribed regulatory capital and potential operating loss events. This concept includes the dissemination of the Organization's risk management culture at different levels, disclosure of its corporate policies and the establishment of ongoing procedures used to monitor the degree of exposure.

The Organization has prepared an action plan designed to achieve full compliance with the 10 principles of good operating-risk-management practice and the New Capital Accord, established by the Basel Committee and to meet Brazilian Central Bank regulatory requirements.

In line with the definition and development of the methodology and accounting and management criteria used for managing operating risk, the area has implemented a specific management system for streamlining this information, designed to monitor and properly comprehend operating loss events, facilitating an in-depth assessment, based on either management or accounting controls.

Considering its important status in the Brazilian financial scenario, the Bradesco Organization has established as its operating risk management goal, the Advanced Model Approach as defined by the Basel Committee. The efficient use of this model will require less allocation of capital and increase its competitive advantage as a result of improved operating efficiency and decreased loss events.

The mitigation of operating risk is considered crucial for improving efficiency and business quality.

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios. This risk is monitored on a strict basis by the financial market to avoid losses for institutions.

At Bradesco, market risks are managed through methodologies and models which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure; V@R (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area which is independent from portfolio management. The methodology used to determine V@R has a reliability level of 97.5%. The volatilities and correlations used by the models are calculated on statistical bases and are used in processes based on future prospects in accordance with economic studies.

The methodology applied and current statistical models are validated daily using backtesting techniques.

We present below the V@R of the Own Portfolio positions (Treasury):

	In thousands of reais

	2003	2004

Risk factors	December	March	June	September	December

Prefixed	5,888	2,832	7,267	1,586	2,040
Exchange coupon	17,999	15,245	51,719	15,172	20,140
Foreign currency	2,907	55	285	612	40
Floating rate	11	-	-	-	339
Correlated effect	(5,858)	(1,322)	(1,902)	(1,109)	(1,759)

V@R	20,947	16,810	57,369	16,261	20,800

We present below the V@R of the positions related to the Group's commercial transactions:

	In thousands of reais

	2003	2004

Risk factors	December	March	June	September	December

Prefixed	379	2,856	6,384	3,153	9,788
IGP-M	14,696	5,748	9,161	7,885	4,010
TR	3,771	5,739	8,105	4,012	4,168
Exchange coupon	3,456	742	466	1,180	1,000
Foreign currency	2,183	723	2,125	1,953	210
Other	62	45	36	31	31
Correlated effect	(8,879)	(5,630)	(10,153)	(7,802)	(4,967)

V@R	15,668	10,223	16,124	10,412	14,240

In addition, a daily Gap Analysis is performed to measure the effect of the movement in the internal interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the fixed and foreign exchange positions of the Organization's entire portfolio and of minimum capital requirements.

Liquidity Risk Management

Liquidity risk management is designed to control the different mismatched liquidation terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure basis.

At Bradesco, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Management of Internal Controls and Compliance

The Organization's capital is managed to optimize the risk to return ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

The Organization is continually developing policies, systems and internal controls to mitigate possible potential losses generated by its exposure to risk, designed to optimize processes and procedures, among which we highlight the following:

- Implementation of an internal controls system based on the 25 Internal Control Principles defined by the Basel Committee and the methodology of the Committee of Sponsoring Organizations (COSO), mainly regarding control environment components, risk assessment, control activities, information, communications and monitoring. This system strengthens the ongoing improvement of the process used to identify and evaluate the controls used to mitigate risks in compliance with regulatory requirements, including Section 404 of the Sarbanes-Oxley Act.

- SPB (Brazilian Payments System) management, designed to guarantee the efficiency of the messages transmitted between the Organization's banks and all the external entities comprising this system. The activity is based on the Organization's information system monitoring tools, as well as an intense staff training and capacity building program to ensure that the system is always fully operational and available. In addition, the Bank has an SPB Systems Contingency Plan, supported by a specific tool and structured within an exclusive environment with corporate access and considers pre-defined scenarios and actions ensuring that system failure risks are kept to a minimum.

- The TED (Online Cash Transfers) validation system designed to reduce operating risks generated by the unauthorized transfer of funds from the Organization, providing a greater level of security and reliability in transactions.

- Measures taken to prevent and combat money laundering, based on the Bank's know-your-customer policy and in conformity with best corporate governance practices, which are applied as part of the continuous staff training programs and ongoing improvement of technology tools used to monitor financial movement and designed to prevent the utilization of the Organization in transactions or situations which could be, direct or indirectly, related to money laundering crimes, defined in Law 9613/98.

- Information Security Management, a series of measures comprised mainly by controls and a Security Policy designed to protect customer and corporate information. The Bradesco Organization has a formal structure, with specific objectives and responsibilities, for defining, maintaining and improving information security in the corporate environment, which is based on the Corporate Information Security Policy and Standards approved by the Executive Information Security Committee. The following policies are adopted in relation to customer information:

  Information is gathered legally and with the customers' knowledge.

  Information transmitted to Bradesco is stored integrally and securely and undergoes no modification with access restricted to authorized personnel only.

  Information is only used for purposes which have been properly approved by the Organization.

  Customer information is never disclosed to third parties, except upon legal or judicial determination.

Capital Risk Management

The Organization's capital is managed to optimize the risk to return ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) - December 2004 - In millions of reais

Calculation

Calculation basis	Consolidated financial (1)	Total consolidated (2)

Stockholders' equity	15,215	15,215
Minority interest	6	70
Decrease in deferred tax assets - BACEN Resolution 3059	(41)	(41)
Reference equity - Level I	15,180	15,244
Reference equity - Level II (subordinated debt)	5,663	5,663
Total reference equity (Level I + Level II)	20,843	20,907
Risk-weighted assets	111,182	130,056
Capital adequacy ratio (%)	18.75	16.08

Ratio variation - %

Ratio in December 2003	19.85	17.22
Movement (%)
• Net income for the period	3.02	2.61
• Interest attributed to own capital	(1.32)	(1.15)
• Mark-to-market adjustment - securities and derivatives	(0.06)	(0.07)
• Subordinated debt	0.89	0.79
• Other	(0.11)	(0.12)
Variation in weighted assets:
• Securities	0.68	(0.13)
• Credit operations	(1.93)	(1.40)
• Deferred tax assets	0.10	(0.01)
• Risk (swap, market, interest rate and foreign exchange)	(1.75)	(1.30)
• Memorandum accounts	(0.19)	(0.16)
• Other assets	(0.43)	(0.20)
Ratio in December 2004	18.75	16.08

(1)	Financial companies only.
(2)	Financial and non-financial companies.

Credit Policy

Designed to ensure maximum security, quality and liquidity in the investment of assets, minimizing risks inherent to all types of credit operation, the Organization's Credit Policy also seeks to offer agile and profitable business, applying appropriate methodology for each of the Bank's business segments, as well as directing the establishment of operating limits and the granting of credit.

Credit is granted based on a highly automated and efficient approvals system, supported by assessment policies which are geared by constantly improving technical parameters designed to ensure proper support for credit decisions.

As part of this system, the Branches operate within varying limits depending on the size and type of guarantee offered, while specialized credit scoring systems maximize the speed and security of the approvals process, based on strict protection standards.

The credit committees located at the Bank's headquarters also play an important role, centralizing, analyzing and authorizing credit operations at amounts above the branch limits and managing this core strategic activity.

Operations are diversified, non-selective and focused on consumer and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the credit granted.

Methodology Used for Credit Portfolio Classification

In addition to supporting the establishment of minimum parameters for granting credit and managing risk, the credit risk scoring system established by the Brazilian Central Bank also facilitates the definition of differentiated credit policies based on the customer's specific characteristics and size, providing a basis for the correct pricing of operations and for establishing the most appropriate guarantees for each situation.

In accordance with internal policy, Bradesco Customer risk ratings are established on a corporate basis and are periodically reviewed to maintain the quality of the credit portfolio. These ratings are segmented as follows:

Classification - Corporate

Rating	Bradesco	% Provision	Concept

AA	Excellent	0.0	Premium company/group, with size, tradition and market leadership, with excellent reputation and economic and financial position.

A	Very good	0.5	Company/group with size, sound economic and financial position, acting in markets with good prospects and/or potential for expansion.

B	Good	1.0	Company/group which, regardless of size, has a good economic and financial position.

C	Acceptable	3.0	Company/group with a satisfactory economic and financial situation but with performance subject to economic scenario variations.

D	Fair	10.0	Company/group with economic and financial position in decline or unsatisfactory accounting information, under risk management.

E	Deficient	30.0
F	Bad	50.0	Abnormal course credit operations, classified based on expected loss as per percentage shown.
G	Critical	70.0
H	Uncollectible	100.0

In the case of consumer customers, the above risk ratings are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, as well as performance and past relationship with the Bank.

Cards

	Million

	2003			2004

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Number of cards	39.1	41.1	41.1	45.2	46.4	46.4
Credit	6.8	7.0	7.0	7.2	7.6	7.6
Debit	32.3	34.1	34.1	38.0	38.8	38.8
Average amount billed - in reais	4,005.6	4,808.4	16,163.0	5,194.5	6,186.8	20,909.9
Credit	2,483.4	2,761.9	9,926.3	2,879.4	3,146.8	11,476.9
Debit	1,522.2	2,046.5	6,236.7	2,315.1	3,040.0	9,433.0
Number of transactions	76.9	91.1	306.2	102.1	119.1	407.6
Credit	38.7	42.9	154.0	46.8	51.4	185.4
Debit	38.2	48.2	152.2	55.3	67.7	222.2

Credit Cards

The number of Bradesco credit cards increased to 7.6 million in 4Q04, an increase of 8.6% as compared to 4Q03 (Visa and MasterCard banners).

The number of transactions grew by 20.4% in 2004 compared to 2003. Billings for the year reached the mark of R$ 11.5 billion, a growth rate of 15.6% as compared to 2003, with a market share of 13.4% of cards under the Visa and MasterCard banners.

In the fourth quarter, Bradesco launched the Cred Mais Card for company employees whose salaries are paid via the Bradesco payroll service, offering more attractive interest rates for revolving credit, as well as Private Label cards for the exclusive use of customers of specific retail stores, designed to leverage business and build customer loyalty for the corresponding commercial establishments.

Debit Cards

In the 4Q04, the debit card base increased by 13.8%, compared to the same period in 2003, confirming Bradesco's leadership as Brazil's largest issuer in the Visa Electron market.

In terms of billings, in 2004, there was a significant 51.2% increase compared to 2003, with a growth in transactions of 46.0%.

These two indicators demonstrate clearly that Brazilians are changing their payment habits, substituting checks and cash for the use of cards, especially debit cards.

As part of its strategy to provide incentives to retail credit, Bradesco launched, in 4Q04, CDC Visa Electron, a product for debit card holders which permits the payment of purchases in up to 12 monthly installments, with R$ 4 billion of pre-approved credit available.

Income on Credit Cards

Income derived from card services, totaled R$ 1,069 million in 2004, a 30.7% increase, compared to 2003.

Card Assets

In 4Q04, card assets comprising credits for installment purchase and financing credits grew by 16.3%, as compared to 4Q03, totaling R$ 3.1 billion at the end of the quarter.

Credit Card Base - Million

Credit Card Billings - In millions of reais

Debit Card Base - Million

Debit Card Billings - In millions of reais

Total Card Base (Credit and Debit) - Million

Credit Card Assets - In millions of reais

• International Area

The International Area operates under the following framework:

12 Operational Units in Brazil

Belo Horizonte (with support platform in Brasília), Blumenau, Campinas (with support platforms in Ribeirão Preto, Franca and Sorocaba), Curitiba, Fortaleza, Manaus (with support platforms in Belém), Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo (with support platforms in Santos and Guarulhos) and Vitória.

11 Units Abroad (Branches and Subsidiaries)

Branches:	New York	- Bradesco
	Grand Cayman	- Bradesco, BCN, Boavista and Mercantil
	Nassau	- Boavista
Subsidiaries:	Buenos Aires	- Banco Bradesco Argentina S.A.
	Nassau	- Boavista Banking Limited
	Luxembourg	- Banco Bradesco Luxembourg S.A.
	Tokyo	- Bradesco Services Co., Ltd.
	Grand Cayman	- Cidade Capital Markets Ltd.

At the end of 2004, the Bradesco Organization, through its International Area evidences once more the strong support given over recent years to the expansion and consolidation of foreign trade.

In 2004, Brazilian exports reached the significant volume of US$ 96.475 billion, a 32% growth rate as compared to the prior year. Bradesco, as a result of its commitment to offer support to exporters, increased its market share from 20.7% in 2003 to 21.4% in 2004.

Exchange contracts negotiated by Bradesco in 2004 attained a total amount of US$ 20.0 billion, an increase in performance of 29.7% compared to the volume of US$ 15.4 billion in exchange transactions for 2003. During the year, Bradesco granted a total of US$ 7.6 billion in export financing.

In the import market, total business conducted by the International Area grew to US$ 7.4 billion, a 28.8% increase compared to the volume of US$ 5.8 billion negotiated in 2003, with a market share of 13.1%.

The International Area year-end balance totaled US$ 3.9 billion in export and import financing, foreign collateral provided and loans to Brazilian companies abroad. In 2004, designed to offer increased support to companies operating in the international market, Bradesco installed 3 foreign exchange platforms in Sorocaba, Ribeirão Preto and Guarulhos. These platforms are located near the Bradesco Empresas sector and are staffed by professionals specialized in foreign exchange and foreign commerce. In 2005, this initiative will be extended to other Brazilian cities.

Volume of Foreign Currency Trade - In billions of U.S. dollars

Export Market

Import Market

In the different foreign exchange market segments, Bradesco negotiated the significant volume of 579,070 exchange contracts, up by 29% as compared to 2003.

We present below the exchange contracts negotiated by Bradesco in 2003 and 2004:

Products	2003 Volume	2004 Volume	% Variation

Export	97,035	107,626	10.9
Import	96,918	111,779	15.3
Financial - purchase	23,807	24,715	3.8
Financial - sale	43,879	45,998	4.8
Interbank - purchase	9,350	8,181	(12.5)
Interbank - sale	15,293	14,102	(7.8)

Total Free market	286,282	312,401	9.1

Floating market	162,217	266,669	64.4

Overall total	448,499	579,070	29.1

Emphasis should also be given to the fact that Bradesco now uses Digital Certification for exchange contract purposes, since the electronic signature process facilitates customer transactions, as well as the foreign exchange flows, reducing operating risks and costs.

We present below the foreign trade portfolio balances at the end of the final quarter of 2004:

	In millions of U.S. dollars	In millions of reais

Export financing

Advance on foreign exchange contracts - undelivered bills	1,156.0	3,067.7
Advance on export contracts - delivered bills	573.5	1,521.7
Prepayments	1,053.6	2,796.7
Onlending of funds borrowed from BNDES/EXIM	284.9	756.0
Documentary drafts and bills of exchange in foreign currency	3.9	10.4
Indirect exports	6.2	16.5
Loans under export incentive program (Proex)

Total export financing	3,078.1	8,169.0

Import financing
Foreign currency import loans	290.2	769.9
Exchange discounted in advance	185.9	493.4
Open import credit	49.7	131.8

Total import financing	525.8	1,395.1

Guarantees
International guarantees	126.7	336.2

Total international guarantees	126.7	336.2

Total export and import financing	3,730.6	9,900.3

Loans via branches abroad	138.5	367.5

Total	3,869.1	10,267.8

The foreign exchange portfolio is financed by credit lines obtained from correspondent banks and at the end of December 2004, approximately 85 U.S., European and Asian Banks had extended credit lines to Bradesco. At the end of the year, the cost of obtaining export financing lines reached its lowest level in recent years, at 25 basis points above LIBOR for a period of 180 days and 40 basis points for 360 days. Compared to 2003, the decrease totaled some 25 basis points, evidencing a substantial improvement in the Brazil risk perception by international investors.

In addition to this source of funding, the Bank also has a Commercial Paper program in the United States in the amount of US$ 300 million, which was renewed in June 2004 for a 1-year period.

We present below the balance of assets and stockholders' equity of the foreign units at the end of the year:

	In millions of U.S. dollars

	Assets	Stockholders' equity

Foreign branches and subsidiaries
Bradesco New York	1,485.9	143.1
Bradesco Grand Cayman	5,649.6	852.3
BCN Grand Cayman	347.6	142.4
Boavista Grand Cayman, Nassau and Banking Ltd. - Nassau	351.1	90.6
Cidade Capital Markets Ltd. - Grand Cayman	31.3	31.1
Bradesco Services Co. Ltd. - Tokyo	0.4	0.4
Mercantil Grand Cayman	341.3	178.6
Banco Bradesco Argentina S.A.	18.6	16.7
Banco Bradesco Luxembourg S.A.	330.6	131.1

The core objective of the foreign branches and subsidiaries is to obtain funds in the international market for onlending to customers, principally through the financing of Brazilian foreign trade.

The main activity of the subsidiary Banco Bradesco Luxembourg S.A. is to provide additional services to private banking customers and to increase foreign trade operations.

In 2004, the Organization commenced a rationalization process designed to close down certain units abroad. Comprising financial institutions acquired over recent years, these units were located in regions in which Bradesco was already present. In 2004, the unit previously owned by Banco Bilbao Vizcaya Brasil, located in Nassau, was closed down and its capital transferred to the Bradesco unit in Grand Cayman. In 2005 a number of other closures abroad will also be concluded.

At the end of the year, as well as short-term funds obtained from correspondent banks for foreign trade financing, loans of US$ 1.5 billion on a consolidated basis were raised by the Bradesco Organization through public and private, medium and long-term placements, in the international capital market, earmarked for foreign trade financing and working capital loans. 2004 was marked by the low demand by companies for foreign currency indexed loans. Accordingly, despite the large appetite of the international capital market for Brazilian bonds, we accessed this market only sporadically, as compared to 2003, when funds were raised in the amount of some US$ 2.8 billion.

Emphasis should also be given, among others in 2004, to the issue denominated in reais, equivalent to US$ 100 million, with a 3-year term, in which Bradesco innovated, once again, by applying straight-line interest, in accordance with the internationally used interest calculation system.

We highlight below the following issues in 2004:

Issues	Currency	Million	Date issued	Maturity

FxRN - Banco Bradesco	US$	100.0	2.9.2004	2.9.2006
FxRN - Banco Bradesco	US$	100.0	3.2.2004	3.1.2007
USCP - Banco Bradesco	US$	300.0	14.6.2004	13.6.2005
Securitization MT 100 - Series 2004-1 - Fixed (*)	US$	100.0	28.7.2004	20.8.2012
Subordinated Debt (US$ 275.9 million) - Banco Bradesco	Euro	225.0	15.4.2004	15.4.2014
FxRN - BRL (US$ 100 million)	Reais	270.9	10.12.2004	10.12.2007

(*) International Diversified Payment Rights Company.

Public Placements Abroad - Outstanding - Base Date December 2004
Amounts in excess of US$ 50 million

Issues	Currency	Million	Date issued	Maturity

FxRN	US$	100.0	2.12.2003	3.1.2005
FxRN	US$	100.0	8.8.1997	5.8.2005
FxRN	US$	100.0	2.9.2004	2.9.2006
FxRN	US$	100.0	26.12.2003	26.12.2006
FxRN	US$	100.0	3.2.2004	3.1.2007
FxRN - BRL (US$ 100 million)	Reais	270.9	10.12.2004	10.12.2007
USCP	US$	300.0	14.6.2004	13.6.2005
Securitization MT 100 - Series 2003-1 - Fixed - (*)	US$	200.0	20.8.2003	20.8.2010
Securitization MT 100 - Series 2003-2 - Floating - (*)	US$	200.0	20.8.2003	20.8.2010
Securitization MT 100 - Series 2004-1 - Fixed - (*)	US$	100.0	28.7.2004	20.8.2012
Subordinated Debt	US$	150.0	17.12.2001	15.12.2011
Subordinated Debt (US$ 133.2 million)	Yen	17,500.0	25.4.2002	17.4.2012
Subordinated Debt	US$	500.0	24.10.2003	24.10.2013
FIRN	US$	125.0	11.12.2004	11.12.2014
Subordinated Debt (US$ 275.9 million)	Euro	225.0	15.4.2004	15.4.2014

Total equivalent amount in US$:
Public issues	US$	2,631.7
Private issues	US$	363.7
Total	US$	2,995.4

(*) International Diversified Payment Rights Company.

The Bradesco Organization had the following programs in December 2004:

Type	Currency	Million

Euro CD Program	US$	1,000.0
MTN Program	US$	2,500.0
USCP	US$	300.0

Total	US$	3,800.0

• Capital Market

Underwriting Transactions

In 2004, Bradesco coordinated important transactions with shares, debentures and promissory notes which totaled R$ 12.488 billion, comprising 59.45% of all issues registered at the Brazilian Securities Commission (CVM).

Transactions with shares, comprised the following: public offer of primary market shares of Braskem S.A., in the amount of R$ 1.105 billion and of CPFL Energia S.A., in the amount of R$ 940.0 million, of Bradespar S.A., in the amount of R$ 1.044 billion, as well as a public offer of secondary market shares of Weg S.A., in the total amount of R$ 320 million. Among fixed income transactions we highlight the following public offers of debentures: of Braskem S.A. in the amount of R$ 1.200 billion; of Suzano Bahia Sul Papel e Celulose, in the amount of R$ 500.0 million; of Telecomunicações de São Paulo S.A. - Telesp, in the amount of R$ 1.500 billion; of Klabin S.A., in the amount of R$ 314.0 million and also the public offering of promissory notes of Empresa Brasileira de Telecomunicações S.A.- Embratel, in the total amount of R$ 1.000 billion.

% Share of Transactions

(*) Primary and secondary issues.

Of the total number of floating and fixed-return transactions registered at CVM up to December 2004, Bradesco participated in 47% of primary and secondary share issues, in 37% of debenture issues and in 60% of promissory notes issues.

Mergers, Acquisitions, Project Finance, Corporate Reorganization and Privatizations

In March 2004, ANBID published its Mergers & Acquisitions Ranking for 2003 in which Bradesco was rated segment leader for the 2nd consecutive year in number of transactions, with completion of a total of 8 operations.

ANBID Mergers & Acquisitions Ranking - December 2003

Ranking - number of operations

Consultants	Ranking	Operations

Bradesco	1st	8
JP Morgan	1st	8
Unibanco	1st	8
Citigroup	4th	6

Continuing this trend, in 2004, Bradesco signed 4 new powers of attorney, increasing its activity in the Financial Advisory Service and Merger/Acquisition segments.

Among these, we highlight the contract entered into by Bradesco and the Interamerican Development Bank - BID, for structuring an Investment Fund, designed to obtain US$ 500.0 million for investments in infrastructure.

Bradesco's presence is also notable in Project Finance operations, where it obtained two new powers of attorney and continues to act as a financial advisor to major corporations operating in electric power generation and co-related projects, as well as in the structuring of the corresponding financings.

Structured Transactions

The Structured Transactions Area is responsible for the following:

- Development of structures used to segregate credit risks, through Special Purpose Entities (SPEs), Credit Acquisitions, Credit Assignment Funds (FIDCs) and Certificates of Real Estate Receivables (CRIs).

- Structuring of properly protected medium and long-term financings based on pre-defined cash flows pursuant to specific covenants and guarantees which minimize the risks of each transaction.

- Development of structured solutions designed to meet the specific needs of companies, such as: decreased use of working capital, increased liquidity, optimization of financial and tax costs, compliance with legal technical limits/financial covenants, sale of permanent assets and structured financings.

- Coordination of loan syndication processes, including the lengthening of refinanceable debts, structured by the Bank or third parties.

Collection and Tax and Utility Collections

Cash Management

Bradesco's cash management solutions comprise a portfolio of more than 40 products designed to meet public and private sector customer management needs in the areas of receipts, payments, human resources and administration, ensuring that their bank transactions are carried out with speed and convenience, in line with superior quality (ISO 9001:2000) and security (electronic certification and sound cryptography) standards.

The innovations have secured the preference of a growing number of customers from all market segments and niches in diverse locations and different activity fields, using latest-generation technology means for connecting the Bank and its customers online.

In particular, we highlight the new Government Authority area, which is designed to provide a specialized service to federal, state and municipal organs, identifying business opportunities and structuring customized solutions, through a specific internet portal (www.bradescopoderpublico.com.br).

Among the key product and service solutions deployed by Bradesco, we highlight the following:

Receipt Solutions

Bradesco Online Collection

The high efficiency standards of Bradesco's online collection service generate confidence, minimizing costs and maximizing customer returns, covering all of their accounts receivable management needs. As a result of these features, Bradesco Collection is now market leader, generating other business opportunities for the Organization. Online collection is responsible for processing some 98% of all documents registered in the Bradesco collection portfolio.

Tax and Utility Collections

Developed based on high standards of efficiency and quality, Bradesco's tax and utility collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other, they effectively interact with the different Government Departments in the federal, state and municipal spheres and with public utility concessionaires.

Bradesco's tax and utility collection services are noted for the speed and security of the data transmitted and amounts collected.

Payment Solutions

Net Empresa, Pag-For and PTRB (Online Tax Payments)

As part of the same efficiency commitment, Bradesco's payment solutions, deployed through the Net Empresa, Pag-For and PTRB products, meet all customer needs, facilitating supplier payments, tax settlements and electronic transfers, online or through the transmission of files with maximum speed and security.

In 2004, an amount of R$ 401.5 billion was recorded for 111.1 million payment transactions, facilitating the management of Trade Accounts Payable for more than 288 thousand companies.

	In billions of reais

	2003			2004

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Receipt solutions (1)	174.2	193.5	695.0	209.2	230.3	812.5
Payment solutions	71.7	96.7	302.1	104.9	114.3	401.5
Total	245.9	290.2	997.1	314.1	344.6	1,214.0
Taxes
Water, electricity, telephone and gas	20.6	23.8	82.6	25.5	25.7	98.7
Social security payments	4.1	4.6	16.1	4.9	5.3	19.4
Total public sector (*)	4.4	6.4	17.8	5.3	7.2	22.7
	29.1	34.8	116.5	35.7	38.2	140.8

	Number of transactions - Million

	2003			2004

	3rd Qtr.	4th Qtr.	Accumulated to December	3rd Qtr.	4th Qtr.	Accumulated to December

Receipt solutions (1)	177.9	210.9	729.9	215.6	230.6	854.1
Payment solutions	19.7	25.6	80.5	29.2	31.0	111.1
Total
Taxes	197.6	236.5	810.4	244.8	261.6	965.2
Water, electricity, telephone and gas	15.7	15.3	61.3	18.4	16.7	72.0
Social security payments (2)	29.9	31.1	116.9	33.4	35.0	131.7
Total public sector (*)	11.3	12.0	43.2	10.7	11.4	44.4
	56.9	58.4	221.4	62.5	63.1	248.1

(1) Total movement (funds obtained, used, credits etc.).
(2) Total beneficiaries: more than 4.443 million retirees and pensioners (corresponding to 19.52% of all those registered with the Brazilian Institute of Social Security - (INSS)).

(*)	Also includes privatized public utility service concessionaires
N.B	Payment via automatic debit
49.165 million - January to December 2003
50.683 million - January to December 2004

Growth - Receipt and Payment Solutions

Public Sector Growth

• Bookkeeping of Assets and Qualified Custody Services

Bradesco offers its customers the following quality services using an appropriate infrastructure and specialized personnel: custody of securities, controllership, funds for receivables, DR-Depositary Receipt, BDR-Brazilian Depositary Receipt, as well as bookkeeping services for stocks, debentures and investment fund quotas.

Growth

Growth in the Qualified Custody area was continuous in 2004, with the securing of new customers and investments in new products (Funds for Receivables) contributing to a total year-end volume of R$ 141,2 billion. Among the most important new customers, we highlight Fundação Petrobras de Seguridade Social - Petros, Brazil's second largest pension fund in volume of assets, with more than 90 thousand participants, distributed between various sponsoring entities.

Improved Customer Service

Through Internet Banking and ShopInvest, all Bradesco stockholders who are also checking account holders can consult their equity positions (stocks, quota units, debentures and BDR). This system permits consultation of share positions regardless of whether the shares were issued by Bradesco or by any other company integrating the Bradesco Computer-registered Share system, as well as access to assets registered at the Bradesco Financial Depositary Institution or Brazilian Financial Clearance and Custody Company (CBLC).

We present below the main indicators for the final quarter of 2004:

Bookkeeping of Assets

164	companies comprise the Bradesco computer-registered share system, with 2.5 million shareholders.

39	companies comprise the Bradesco computer-registered debenture system with a market value of R$ 18.2 billion.

17	investment funds comprise the Bradesco computer-registered quota system, with a market value of R$ 1.1 billion.

2	registered BDR Programs, with a market value of R$ 247.7 million.

Custody and Controllership

R$ 141.2 billion	in assets under custody for customers who use the Bradesco Custody services (Funds, Portfolios, DR and Funds for Receivables).

R$ 225.3 billion	comprises the total equity of the 647 investment funds and managed portfolios using the Bradesco Controllership services.

9	registered DR Programs, with a market value of R$ 30.4 billion

Assets under Custody - In billions of reais

• Business Processes

Alô Bradesco (Hello Bradesco)

The Hello Bradesco service, a direct and open channel with users of the Bank's different sectors, facilitates the improvement of customer relations through the suggestions and complaints received in relation to the Organization's products and services. From its creation, prior even to the introduction of the Brazilian Consumer Protection Code, this service has proved to be an instrument of important strategic value, as a result of its transparency, capacity to detect trends and conciliate interests, anticipating solutions in line with the constantly evolving market.

NBR ISO 9001:2000 Quality Certificate

The Bradesco Organization ended the year with 81 Products and Services certified by this high-level distinction, confirming the Bank's commitment to assuring ongoing ease and convenience for its customers and users.

Methodology for Mapping Processes

This methodology is designed to map the processes carried out by the Organization's different departments on a stage-by-stage basis which, in conjunction with the information on related products, services and activities, ensures that these processes are effectively analyzed in the pursuit for ongoing improvement, as well as providing the documentation required by the Internal Controls and Compliance System, the Bradesco Quality Management System based on the NBR ISO 9001:2000, the Activity-Based Costing System - ABC and Section 404 of the Sarbanes-Oxley Act.

Activity-Based Costing - ABC

Designed to support the Bank in its actions to improve processes and optimize production resources, practices recommended for decreasing costs, Bradesco adopts the Activity-Based Costing System - ABC which measures the cost and performance of its activities, resources and cost centers.

A thorough knowledge of the Bank's activities, as well as the correct measurement of the resources consumed by these activities, permit a more accurate analysis of the cost/benefit ratio of each of the Organization's productive processes and results centers.

We stress that as a result of the application of activity-based costing, the Bank is now meeting the following targets: improved allocation of costs to products, channels and customers; information for supporting studies on which the structuring and negotiation of bank charges are based; product, unit and customer profitability systems support; support for studies concerning outsourcing, incorporations and equipment sharing, as well as support for cost rationalization studies.

Activity-Based Management Program

The Bank has commenced implementation of Activity-Based Management, seeking to exploit the potential benefits of this cost management model which will rapidly lead to the prevention of costs and a pro-active approach regarding the identification of opportunities.

Accordingly, as processes are improved, operating performance can be seamlessly integrated with Bradesco's strategic objectives, designed to create and/or sustain the Bank's competitive advantages and add value both for customers and stockholders.

The future mission of Activity-Based Management is to provide permanent support to the planning and control of the Bank's business processes, ensuring that tactical and operational issues are continually improved, as well as supporting their strategic gearing.

Integrated Management System - ERP

For purposes of providing permanent and appropriate support for its operations and in the pursuit of improved results, as well as extending its capacity to manage the Organization's resources, Bradesco adopts one of the most modern concepts for integrating organizational processes, using SAP's Integrated Management System solution mySAP Business Suite.

The implementation of this system represents an innovation in the treatment of the value chain supporting Bradesco's financial industry, through the adoption of an approach which is focused on processes, people, organizational structure and technology.

Initially, the system will integrate processes in the Human Resources, Training, Purchases, Accounts Payable, and Property and Equipment areas, as well as the Accounting processes on which they are based. The areas integrated through this technology will be able to renew processes and review organizational structures and some 74 thousand system users will be trained via in-class training and distance learning.

As a result of the implementation of the Integrated Management System, Bradesco will benefit most from the organization and standardization of the processes carried out in different areas, secure data processing, increased productivity and agile decision making, as well as decreased operating costs. These factors are crucial for the Organization's growth, especially in view of current financial area competition, prompting us to pursue increasingly effective management methods designed to ensure that all of Bradesco's business potential is properly leveraged.

Expenditure Appraisal Committee

In the pursuit of enhanced cost control and the adoption of strategies, policies and measures designed to restrain expenditure, in March 2004, Bradesco created the Expenditure Appraisal Committee, responsible for monitoring administrative and personnel expenses, as well as expenditure with capitalization, analyzing their origin with the related areas, seeking to obtain a maximum cost/benefit ratio.

The Committee, in sync with good Corporate Governance practices, is an important tool, as a result of its permanent activity and capacity to anticipate events, for improving and enhancing processes, capable of carrying out an in-depth analysis of Bradesco's costs, from all standpoints and producing savings which reflect positively on the Organization's results.

• Corporate Governance

Bradesco's adherence to best corporate governance practices has placed greater emphasis on the Bank's efforts to improve internal controls and introduced strict standards of professional conduct. The efforts made to ensure that we are continually perceived as a secure, reliable and dynamic institution are reflected throughout our activity sectors, enhancing our relations and transparency with investors and, at the same time, providing incentives to directors to ensure that their decisions are based on the best interests of the Institution and stockholders, as well as consolidating our positive market image.

The results recorded to date reveal that we are achieving these goals, both in operating efficiency and in the Institution's increasing capacity to raise funds at home and abroad.

Bradesco has always sought to mark its presence through actions designed to strengthen the capital market. As part of its pioneer strategy, its shares were listed in the Brazilian stock exchange in 1946, just three years after its foundation, notwithstanding the fact that its operations were limited to the State of São Paulo.

From June 1997, it has been listed in the New York Stock Exchange (NYSE) for ADR Level I trading and from November 2001 for Level II.

In Spain, non-voting shares are traded in the Madrid Stock Exchange (Latibex) since February 2001.

From June 2001, Bradesco shares are included in BOVESPA's Level 1 Corporate Governance index, evidencing its commitment to add shareholder value, through the use of instruments designed to increase the liquidity of its shares.

Since Bradesco's shares are traded in foreign stock exchanges, the Bank also prepares its financial statements in accordance with internationally accepted US accounting principles (US-GAAP).

During the year, no non-audit services were contracted by the Bradesco Organization or provided by KPMG Auditores Independentes for an amount which exceeds 5% of the total external audit costs. This policy complies with internationally accepted principles designed to maintain the independence of external auditors Each external audit is contracted for a maximum five-year period pursuant to Brazilian Central Bank requirements.

At the Ordinary General Meeting of March 10, 20043, approval was given to maintain the Fiscal Council comprising 3 full members and 3 alternates, with terms through 2005, with one full member and his/her alternate elected from among the non-voting stockholders.

Other important initiatives reaffirm the commitment of the Bradesco Organization to adhere to best corporate governance practices, such as:

• Tag-along rights were incorporated into the by-laws, ensuring that, in the event of the sale of the controlling interest, 100% of the price paid per share to the controlling stockholders will also be paid to minority stockholders, and 80% of such price to non-voting stockholders.

• 2 members of the Board of Directors are indicated by the minority stockholders.

• Increased transparency of market information, with disclosures in 3 languages (Portuguese, English and Spanish).

• Influenced by the Sarbanes-Oxley Act (SARBOX) we enhanced our internal controls and market information disclosure procedures and introduced a code of corporate ethics, code of business sector ethics for the accounting and financial management areas and a code of business sector ethics for units relating to the administration and management of third-party services and the provision of custody and controllership services, which are applicable to all staff involved in these activity areas and based on which they declare themselves to be personally liable for the effectiveness of all related controls and disclosure procedures.

• Executive Committee for Ethical Conduct, responsible for monitoring the application of the provisions of the Corporate and Setorial Codes of Ethics, establishing actions focused on disclosure, disseminating and promoting adherence to their content and assessing and establishing applicable sanctions in the event of infringements, to ensure that these codes are effective.

• Audit Committee, comprising 3 members, two of whom are non-board members, whose role is to advise the Board of Directors with respect to their duties relating to the monitoring of the accounting policies used to prepare the financial statements of the Institution and its subsidiaries and to indicate and appraise the efficacy of the independent auditors.

• Compliance and Internal Controls Committee, whose role it is to advise the Board of Directors with respect to their duties relating to the adoption of strategies, policies and measures used to disseminate the internal controls culture, risk mitigation and compliance with legislation applicable to the Organization.

• Remuneration Committee, whose role it is to submit to the Board of Directors proposals for policies and guidelines used to remunerate the Bank's Executive Directors, based on the performance targets established by the Board.

• Disclosure Committee, responsible for establishing the Disclosure Policy for Significant Acts or Facts, ensuring control, consistency, quality and transparency in the disclosure of information.

• Expenditure Assessment Committee whose role it is to advise the Board with respect to the monitoring and control of costs and the adoption of strategies, policies and measures focused on the contention of expenditure of the Bradesco Organization companies.

• Adherence by Bradesco to the Equator Principles, based on a combination of environmental and social screening policies, developed by the International Finance Corporation (IFC), an arm of the World Bank, for compliance when financing projects of amounts in excess of US$ 50 million.
By adhering to these principles, Bradesco believes that society as a whole will benefit, since the Bank will be consolidating the management of its exposure to the risks related to these projects and its pro-active involvement in environmental and social issues.

• Agenda of corporate events, published on the Bank's website containing the dates of the main corporate events.

• Disclosure Policy for Significant Acts or Facts and Securities Trading to be complied with by all directors and managers.

Dividend distribution policy

Pursuant to Bradesco's by-laws, stockholders are entitled to a yearly dividend and/or interest attributed to own capital of at least 30% of the corresponding adjusted net income.

The policy adopted by the Bank to remunerate stockholders through the payment of interest attributed to own capital in the maximum amount, calculated based on the legislation in force, is designed to add shareholder value through increased investor yields.

In recent years, the following amounts were paid: R$ 849 million in 2001 (41.17% of adjusted net income), R$ 947 million in 2002 (49.28% of adjusted net income), R$ 1,347 billion in 2003 (61.48% of adjusted net income) and R$ 1.325 billion in 2004 (43.3% of adjusted net income).

• Recognition

Bradesco was recognized as the Bank that pays the largest dividends out of all institutions in the banking sector and the third largest out of all companies in Brazil over the last 10 years, according to an unprecedented study prepared by the consulting firm Lafis. Moreover, Bradesco was also ranked leader in dividend yield, in the banking sector of 8 Latam countries and the U.S.A., based on an analysis carried out by the consultancy Economática.

A number of specialized publications also highlighted the Bank's excellence in the administration of funds. Bradesco was considered the best investment manager in Brazil, according to the personal investment guide for 2005 Guia Você S/A de Investimentos Pessoais. The Bank was also rated best investment fund manager in the ranking prepared by the Invest Tracker Estadão - Melhores Gestores. For the third time running, Bradesco was also ranked best fund manager in Brazil, by the Guia Exame Best Investment Fund Guide. In addition, BRAM - Bradesco Asset Management received the maximum rating from Moody's, one of the world's most important risk rating agencies, with an "Aaa (MQ)" in Management Quality.

Bradesco also received triple recognition in the poll carried out by Gazeta Mercantil/Consultoria Austin Rating and published in the special Financial Report edition of Gazeta Mercantil newspaper, as Best Retail Sector Bank, Best Private Pension Fund Company and Best Insurance Company in the Auto Line.

For the second time, the Bank was given the Quality in Banks award by the Banco Hoje magazine, as the financial institution which provides the best customer service in Brazil.

Bradesco was also ranked third in the list of most capitalized Latam banks (Tier One Capital), according to a study organized by the British magazine The Banker.

The Bank was rated leader out of Latin America's 100 Largest Private Financial Institutions according to the Latin Trade magazine, a specialized Latam financial sector publication.

Another important distinction was given in the traditional ranking prepared by the US magazine Fortune Global 500, which listed Bradesco as the only Brazilian private-sector institution among the world's 500 largest banks.

The Bank was also ranked first among Brazilian banks for its customer service quality, based on research into the image of banks, conducted by the América Economia.

In the study carried out to reveal the Best People Management Company organized by the Valor Carrreira magazine, published by the Valor Econômico newspaper, with technical support from the Hay Group, Bradesco was ranked leader in the category of companies with more than 15 thousand employees.

Bradesco was ranked for the 5th time in Guia Exame's - 150 Best Companies in which to Work guide and for the second year running among the 50 Best Companies for Women Employees. This recognition is the result of a study carried out by the Exame-Você S/A magazines in partnership with the consultancy Great Place to Work Institute.

Leader for the sixth consecutive year out of a list of Brazil's 100 largest private business groups, according to Exame magazine's biggest and best guide for 2004, Guia Melhores e Maiores. Out of the 50 largest insurance companies by premium, Bradesco Vida e Previdência assumed first place, according to the same publication.

Bradesco was also Brazil's private-sector bank with the best recall, according to a study prepared by the Datafolha Institute for the Top of Mind award given by the Folha de S.Paulo newspaper, which rates the brand names with most value for consumers. Bradesco Seguros e Previdência was the brand name with the best recall in the insurance area.

6 – Social Responsibility

Human Resources

Bradesco offers its staff the opportunity to continually develop their professional careers in a healthy and ethical work environment, where the Bank's commitments and objectives are clearly defined. The Organization regards its staff very highly and adopts the management policy of encouraging its people to seek promotion at all hierarchal levels. A customary saying at Bradesco is "Everyone can make it". One of our Organization's most outstanding business features is as the saying goes that "You can build your career at Bradesco". Our closed-career policy, whereby the majority of our employees our admitted at apprentice level or following the acquisition of other banks, means that all in-house job vacancies are filled from our own ranks. This policy requires substantial investments in online or in-class staff training and provides our employees with the opportunity to develop their careers, through agile, extensive and permanent capacity building programs.

We are present both nationwide and in a number of countries abroad and our employees are given the chance to work in a number of different environments, in different operating and territorial areas.

Bradesco has a commitment to respect cultural and ethnic diversity which is considered a strategic factor for the good performance of a Bank which is present in almost all of Brazil's towns and villages.

Best Place in which to Work

Bradesco was listed for the fifth time the prestigious Guia Exame-Você S/A guide – The Best Companies in which to Work, based on a study carried out by the Exame and Você S/A magazines in partnership with the consulting firm Great Place to Work Institute. As well as being ranked among the 150 best companies in which to work in Brazil, Bradesco was also rated among the 50 best companies for women for the second consecutive year.

This Guide is considered the best and most comprehensive study on the workplace environment in Brazil and involved the participation of 460 companies. The study assessed the working environment of all these companies, as well as elements such as benefits, remuneration, professional development opportunities, ethics, citizenship values and social responsibility. Some 900 employees were selected by the researchers to take part in the survey.

In 2004, Bradesco was also highlighted in the list of "Best People Management Companies" organized by the Hay Group and published in the Valor Carreira yearbook, distributed by the Valor Econômico newspaper. According to this survey, based on interviews with 2,051 employees who were asked to assign scores to various statements about the workplace. Bradesco was rated first place in the category for companies with more than 15 thousand workers. Some 250 companies took part in this survey.

People Management

This area, created in 2003, is designed to integrate a complete map of the Organization's human capital, with current HR policy and to introduce innovations in internal relations, through the development of leaders in people management.

The program is already used in the inspection, card, loans and financing systems development departments and in the Prime, Bradesco Empresas (middle market) and Retail segments and in the latter at three regional offices, facilitating the profile appraisal of more than 2,650 employees.

Based on this knowledge, leaders and employees are able to share actions focused on improving their performance and relationships, as well as establishing goals designed to improve their key skills.

Workplace Health and Safety Policies

Bradesco adopts preventive measures in the Occupational Health field, through information and guidance programs focusing employees. The related campaigns are disseminated through information bulletins, brochures and articles published in the Bank's Interação magazine and during the Week for Workplace Accident Prevention - SIPAT.

The Interação magazine publishes periodically health and behavior tips, designed to promote awareness among employees as regards preventive measures for improving life quality.

In 2004, the issues addressed included: chemical dependence, (alcoholism/drugs), RSI/WRMD (Repetitive Stress Injury/Work-related Musculoskeletal Disorders), smoking, diabetes, STD/AIDS (Sexually Transmitted Diseases/Acquired Immuno-deficiency Syndrome) and high blood pressure.

During the Accident Prevention Week, held every year at locations where CIPA Internal Accident Prevention Committees have been formed by bank employees, important issues addressing health and safety in the workplace were on the agenda in 2004 and brochures on Fire Prevention and Combat were distributed to all the Bradesco Organization employees.

AIDS prevention and care in the workplace: Bradesco maintained its active role, in 2004, as member of the National Business Council - CEN, associated with the Ministry of Health and which is designed to promote actions in the workplace to control and manage this syndrome.

The quality of the furniture, machinery and equipment used by employees is based on the guidelines contained in the Ergonomic Workplace Analysis designed to reduce physical effort and discomfort and correct harmful posture.

Another focal point concerns life quality, ie, establish the equilibrium between the employee's personal and professional life. We are permanently alert to the number of normal and overtime hours worked by our staff, guaranteeing that employees have time for their personal commitments and leisure.

Winding Down Room: the Bank offers its call center staff at the Santa Cecília building, a room for winding down, which is designed to offer a comfortable environment and extra emotional support. The room is completely different to the other Organization environments and is equipped with furniture and apparatus to assist relaxation and soften the impact of the operators' day-to-day activities in and out of the call center. The room is open to all area employees in the event of situations of conflict or psychological and emotional necessities.

Benefits

As well as legally established benefits, Bradesco employees also have access to a series of benefits designed to guarantee their future and improve their life quality.

Supplementary retirement pension plan: contracted with Bradesco Vida e Previdência, to which the Bank contributes 50% of the monthly installments (including the 13th salary). The plan provides coverage to the retiree, the retiree or participant's widow or widower and their children under the age of 21 (or up to the age of 24 if still studying at university).

Health and dental care insurance: Bradesco employees and their dependents have access to healthcare plans paid for in full by the Bank. This insurance includes treatment for AIDS (with reimbursement of expenses for medical prescriptions), kidney dialysis, organ transplants, as well as alternative treatments using acupuncture, homeopathy and physiotherapy, among others. The dental care plan includes preventive and surgical treatment, oral rehabilitation, child dentistry, endodontics, periodontology and prosthodontics.

In 2004, there were 3,427,202 medical/hospital consultations and 725,049 dental consultations.

Influenza jab campaign: 43,544 employees received the jab free of charge and 7,641 of their dependents were vaccinated at subsidized rates.

Social service and psychological assistance: in situations of emergency and special needs, the Bank offers social and psychological assistance to its employees and their dependents. Assistance is given in diverse situations, such as in the event of serious illness, accidents, decease in the family and the need for special loans. This initiative demonstrates Bradesco's concern with the well-being of its staff and in the event of personal problems.

Other Voluntary Benefits

All employees receive daily snacks free of charge.

All Bradesco employees have access to group life and group personal accident insurance policies.

Loans at subsidized rates for the purchase of house, automobiles, computers and personal expenses.

Medical and dental care insurance, as well as an allowance for creche/childcare, with no limit for employees with disabled children.

Social Inclusion

Youth apprenticeship program: launched in 2004, this is another Bradesco initiative focused on social inclusion, designed to qualify young people in Financial System services. The project which is based on Law 10097, of December 19, 2000, is carried out in partnership with the Bradesco Foundation. Over a period of 2 years, the time during which they will be working at Bradesco, these young people are given the opportunity to complement the knowledge they acquired at school, participating in the Organization's daily activities. As a result, this program is a rare opportunity for young people to gain experience and preparation for the employment market and to develop their professional skills.

This project creates future prospects for these young people, seeking to transform their personal and social reality. At present, Bradesco has 400 young people on its apprenticeship program and expects to double this number thru 2006.

Equal opportunity for the disabled: from 2002, the Bank is a member of the special Work Group, coordinated by Fenaban (National Federation of Banks), which provides professional training courses for disabled people. In 2004, designed to optimize the opportunities for hiring ex-course participants, still unemployed, the Bank offered top-up courses for former students and in December 2004, concluded a program with 212 disabled people in the states of São Paulo, Rio de Janeiro, Paraná and Minas Gerais.

Designed to increase the number of disabled people hired by Bradesco, partnerships have been entered into with specialized institutions, such as the Association for Assistance to Disabled Children - AACD and the Solidarity Center for Workers in Osasco.

At December 31, 2004, Bradesco's employees, including staff at the subsidiaries, totaled 73,644.

The following table presents the variation in the Bradesco headcount:

	December				2004

	2000	2001	2002	2003	March	June	September	December

Banco Bradesco	49,177	51,633	53,732	59,430	63,362	62,245	61,934	62,013
Subsidiaries	6,575	6,943	8,729	9,407	10,649	10,601	10,429	11,631
Subtotal Bradesco	55,752	58,576	62,461	68,837	74,011	72,846	72,363	73,644

Banco BCN	4,780	5,857	6,105	5,203	-	-	-	-
Subsidiaries	1,172	1,280	1,504	1,741	-	-	-	-
Subtotal BCN	5,952	7,137	7,609	6,944	-	-	-	-

Banco Baneb	2,514	-	-	-	-	-	-	-
Subsidiaries	-	-	-	-	-	-	-	-
Subtotal Baneb	2,514	-	-	-	-	-	-	-

Banco Boavista	1,564	-	-	-	-	-	-	-
Subsidiaries	22	-	-	-	-	-	-	-
Subtotal Boavista	1,586	-	-	-	-	-	-	-

Banco Mercantil	-	-	3,970	-	-	-	-	-
Subsidiaries	-	-	353	-	-	-	-	-
Subtotal Mercantil	-	-	4,323	-	-	-	-	-

Total not including	65,804	65,713	74,393	75,781	74,011	72,846	72,363	73,644
BEM/Zogbi

Banco BEM	-	-	-	-	502	488	468	-
Subsidiaries	-	-	-	-	80	6	-	-
Subtotal BEM	-	-	-	-	582	494	468

Banco Zogbi	-	-	-	-	83	3	3	-

Subsidiaries	-	-	-	-	1,514	1,441	1,393	-

Subtotal Zogbi	-	-	-	-	1,597	1,444	1,396	-

Total	65,804	65,713	74,393	75,781	76,190	74,784	74,227	73,644

Human Resources December 2004

By Age	By Gender	By Educational Background	By Years of Service with Bradesco	By Managerial Position

Younger than 30 44%			Less than 5 years 40%
From 31 to 40 38%	Men 54%	High School 30%	From 6 to 10 years 12%	Non-managerial 53%
From 41 to 50 16%	Women 46%	University 69%	From 11 to 20 years 37%	Managerial 47%
Older than 50 2%		Other 1%	More than 20 years 11%

Personnel Expenses

Bradesco's accumulated personnel expenses totaled R$ 4,969 million at December 31, 2004, including expenses for remuneration, social charges, benefits, training, employee profit sharing and others.

The following pie graph presents the percentage share of each item in relation to total Bradesco personnel expenditure:

Composition of Personnel Expenses - December 2004

Personnel Expenses by Business Segment - December 2004

Training

The Staff Training Department has created and provides specific professional capacity building and enhancement programs providing employees with technical knowledge and behavioral skills, which are in sync with the Organization's needs and market requirements.

Designed to provide ongoing improvement and quality staff training activities, this area is ISO 9001:2000 certified, guaranteeing that course requests are approved and that employees are satisfied with the programs offered and that training activities are efficient.

The desire to offer tools which permit employee self-development Organization-wide, prompted Bradesco to implement online training in January 2000. This system, called TreiNet, offers 31 courses with 367,654 employee participations. In 2004, 6 more technical and 10 behavioral programs were made available.

In order to comply with related legislation, joint actions with the marketing area were required to promote internal-marketing campaigns encouraging staff to participate in courses covering money laundering prevention and internal controls via TreiNet. In addition, written material was distributed to all staff and 4 specific training films in video widely shown.

In compliance with Resolution 3158/03, of the National Monetary Council, preparatory programs for the compulsory Investment Product Certification Exam, were implemented by the Bank. These programs are specifically designed for our specialists in investments responsible for providing investment advice in the branch network and to institutional investors. Some 4,100 of our professionals have successfully sat this exam to date.

Through important partnerships entered into with Consulting Firms, Universities and Business Schools, such as USP, FGV and IBMEC, the Bank has qualified its professionals to operate in the various Organization segments, such Bradesco Empresas (middle market), Corporate and Private Banking and Prime.

In 2004, the Insurance Universe – UNIVERSEG was launched in partnership by the Human Resources and Marketing departments of Bradesco Seguros e Previdência, for brokers selling the companies' products. Courses are offered in-class or online, via TreiNetSeg, TreiNetPrev and TreiNetCapi with specific courses for the Insurance, Private Pension Plan and Savings Bond areas.

For purposes of training our branch employees in new retail strategies, we created the Bradesco Strategic Management program which addresses, among others, business opportunity potential in the Bank's different regional activity areas, as well as the planning of actions designed to increase results, through the related sales of products and services, involving Regional and Branch Managers. In addition, we have developed a Retail Credit program, in partnership with SEBRAE, designed to qualify account managers, who attend corporate customers, in the granting of credit for micro and small businesses.

In 1996, in partnership with educational institutions such as FIA, FIPE, FGV and Ibmec, 1,037 of the Organization's employees obtained MBAs or other post-graduate degrees and specialization courses. In the second half of the year, a group commenced studying for the Controller-MBA, in partnership with Fipecafi, com 30 participants, from diverse areas and 3 more groups commenced their MBAs in banking business (two in-class groups and one online group) for branch managers Organization-wide and developed in partnership with FGV - São Paulo and FGV - Rio de Janeiro, with 100 participants.

In 2004, the integration of Banco BCN and Banco BEM required the implementation of further training efforts on products, services, operating systems and customer service. ZOGBI and FINASA were also merged which also demanded specific training.

During the period from January to December 2004, 1,322 courses were given in 14,968 groups, with 467,215 employee participations and a total of 4,579,950 hours spent in training, as well as investments of R$ 52.7 million.

Increase in Employee Training Participation - Thousand Participations

Total Amount Invested in Training - In millions of reais

Sociocultural Events

Bradesco gave support to a number of different social projects throughout Brazil in 2004. These consisted of cultural, regional, sector or professional venues, including trade fairs, seminars, conventions and community events.

In commemoration of São Paulo's 450th anniversary, Bradesco was the exclusive sponsor of the "Picasso na Oca – uma retrospectiva", the largest exhibition of the Spanish genius, Picasso, to be held in Latin America. The retrospective brought 125 works of art from the Picasso Museum in Paris and attracted a visiting public of more than 900 thousand.

Bradesco also sponsored the impressionist exhibition "100 Maravilhas – Impressionismo e Referências", at the Assis Chateaubriand Museum of Art of São Paulo (Masp), with works painted by a number of the movement's principal artists, such as Renoir, Cézanne and Monet.

Bradesco was present, once again this year, as a sponsor of the Summer Festival and Carnival in Salvador (BA) Saint John's fiesta in Caruaru (PE), the VII Japan Festival in São Paulo (SP) and at the 15th Japanese-Brazilian Festival in Maringá (PR). The Bank also gave important support to agricultural expos in Ribeirão Preto (SP), Rio Verde (GO), Rondonópolis (MT), Luís Eduardo Magalhães (BA), as well as the Rural Coopavel Fair in Cascavel (PR) and the 2004 International Machinery Expo in São Paulo (SP).

Bradesco Seguros e Previdência sponsored the 2004 Christmas Tree Project, which was built in the middle of the Lagoa Rodrigo de Freitas lake in Rio de Janeiro, for the ninth year in a row. The lighting up ceremony is considered to be the third most important event in Rio de Janeiro's tourist agenda, after the Carnival and the New Year's Eve fireworks display.

In the educational area, the Bradesco Foundation, in partnership with Microsoft, Intel and Cisco, commenced installation of a number of Digital Inclusion Centers (CIDs). These are centers installed in the vicinity of schools and offer members of the local community courses in basic IT skills and online access to government services, as well as promoting citizenship values and the development of community actions through the use of technology resources. In all, 22 CIDs were opened in 2004

The Finasa Osasco senior women's volleyball team won the Ladies SuperLeague Championship for the second time in a row and their fourth consecutive title (sixth, since the team's foundation) as São Paulo State Ladies Volleyball Champion.

Social Activities: Finasa Sports Program

The Bradesco Organization channels its support of sports activities through the FINASA Sports Program (FINASA ESPORTES), successor of the BCN Sports Program. This initiative which completed 17 years of activity in 2004, gained momentum in 1977, following its integration with Bradesco's other social projects. From that time on, the program has become a benchmark for assistance in the education of young people, using sports through the formation of womens' basketball and volleyball teams as an instrument for social inclusion. At present, 3,882 girls from 10 to 16 years of age, matriculated at school and attending classes on a regular basis are included in the program. Some 70% of these girls come from deprived backgrounds and are considered to be at social risk.

FINASA ESPORTES maintains 78 training centers, 50 for volleyball and 28 for basketball, installed on the premises of state schools, at Osasco's city hall sports centers, at the Bradesco Foundation school, at a SESI unit and at three private schools, all located in the municipality of Osasco, in Greater São Paulo. Acting in partnership with the local City Hall, the Bradesco Organization offers a full support structure which includes the supply of sports and learning materials, as well as a team of 60 professional instructors, including municipal and state coordinators and teachers.

From its creation, community integration has been the outstanding feature of this important work. The PROGRAM is designed to transform sports practice into a powerful tool for strengthening the ties with citizenship values. At the FINASA ESPORTES training centers, 2 classes every week are dedicated to counseling on various topics such as notions of hygiene, teen pregnancy, stress, drug abuse and other teen-related issues, always emphasizing the importance of team spirit. The training centers are also used to disseminate values that favor healthy living in society, including respect for others, union, dedication, persistence and excellence. Classes also stress the importance of having a positive and participative attitude, emphasizing the need to foster activities related to the recycling of materials, the rational use of water and electricity and the promotion of campaigns related to social issues, such as collecting donations in food and clothing.

The FINASA ESPORTES program shows that sports practice is much more than a way to discover vocations or create athletes, it lays the basis for the formation of citizens, who are the essence of a better country for all.

Fundação Bradesco - The Bradesco Organization's Social Arm

Background

The Bradesco Foundation, a not-for-profit entity, headquartered at Cidade de Deus, Osasco, SP, was founded in 1956 and declared to be of Federal Public Utility by Decree 86,238, on July 30, 1981.

Convinced that education lies at the roots of equal opportunity and personal and collective fulfillment, the Bradesco Foundation currently maintains 40 schools installed as priority in the country's most underprivileged regions, in all of Brazil's states and in the Federal District.

Objectives and Goals

Through its pioneer action in private social investment, the Bradesco Foundation's chief mission is to provide formal, quality education to children, young people and adults, ensuring that they receive the qualifications required to achieve personal fulfillment through their work and the exercising of their rights and duties as citizens.

Accordingly, the Foundation has expanded its activities yearly, increasing the number of students matriculated in its schools from 13,080 to more than 107,699 over the last twenty-four years. The Bradesco Foundation schools offer education free-of-charge at pre, junior and high school levels, as well as basic professional and technical training in IT, electronics, industry, management and agriculture and livestock raising. Distance learning is also offered as part of its Youth and Adult Basic Education Equivalency programs via Tele-education and the Virtual Classroom portal.

Areas and Methods of Action

Basic Education

Students at pre, junior (kindergarten to K9) and high school levels comprise more than 43% of all students on courses provided by the Bradesco Foundation each year. In addition to a free education, these students also receive free school materials, uniforms, meals and medical/dental.

The Bradesco Foundation is continuously rethinking contemporary learning trends and introducing new challenges in its learning practices which are specially developed for use throughout all of its school units and to promote the ongoing interchange of experiences.

The Foundation schools are designed to provide a privileged environment for exercising citizenship values and in which the students are regarded as original and creative human beings, who learn constantly through life experiences in society and at school and understand that the need to interact and reflect on the diversity of knowledge is essential.

Through their integrated curriculum, the Foundation schools provide students with access to practical and theoretical cognitive content, based on the principle that the development process is both dialectic and constructive and that their role in knowledge building is also that of a producer of culture.

To this intent, the Bradesco Foundation offers various continuing education opportunities, including distance learning.

These resources have resulted in the compilation of diverse learning materials, including text books used thru 5k and texts on philosophy and cultural diversity for high school, use as well as other important learning support materials.

Vocational/Technical Training

Based on its commitment to offer vocational/technical training capable of guaranteeing the student's right to continually develop skills for use in his/her productive and social life, the Bradesco Foundation, in conformity with the new model of vocational/technical training effective in Brazil, structured its course curricula, taking into consideration, most importantly, the demands of both the employment market and society from a totally new perspective.

Based on professional areas, such as agriculture and livestock raising, industry (electronics) and information technology, a number of courses were developed and are offered according to the specific needs of the regional communities in which the school units are located.

The content of these courses is designed to ensure a seamless integration between the worlds of work, knowledge and citizenship for purposes of forming creative, productive and business minded citizens, as well as showing students the importance of permanent education.

Offering opportunities to students who, as a rule, come from less privileged backgrounds, to attend courses whose content will facilitate their entry or re-entry into the employment market, the Bradesco Foundation provides access to the emerging and fast-changing business world.

Basic Vocational Training

The Bradesco Foundation also offers basic vocational courses designed to increase and update the professional capacity of workers with different levels of schooling. There are more than 130 vocational courses available, with flexible programs, designed to keep students abreast of employment market reality in the following professional areas: management, personal image, (fashion and personal beauty care), industry (electrical, electronics and printing and reproduction), information technology, leisure and social development, tourism and hospitality (tourism, hotel and catering). In the farming and livestock area, the Bradesco Foundation offers courses which include artificial insemination techniques.

Youth and Adult Basic Education Equivalency Certificate

These students come from different regions but often have similar life histories and comprise in their majority, workers and housewives who were unable to attend or remain at school when they were children. At the Bradesco Foundation, they can attend adult literacy courses and study for the basic education equivalency certificate, at both elementary and high school levels, in preparation for university entry, to improve their employment prospects and most importantly to increase their knowledge.

Youth and Adult education courses are given in two segments: Youth and Adult literacy and Tele-education for Elementary and High School Equivalency.

The Tele-education courses are offered in the Foundation's own schools or on the premises of the companies that have entered into operating agreements with the Bradesco Foundation, with flexible timetables to suit the different work shifts, avoiding the need for students to travel to the school units. Another motive for the good performance is related to the investments made by the Bradesco Foundation in learning technology resources.

Attending the parents of students at 35 Bradesco Foundation schools, the adult literacy course is structured around a socio-constructive concept, whereby the student becomes an active subject in the learning process. The topics addressed during classes awake the interests and motivate learners, guaranteeing the success of the course.

The main purpose of the Bradesco Foundation is to prepare students to improve their lives, based on the acquisition of organized knowledge, since according to Bradesco philosophy education alone is capable of forming citizens who are participative and aware of their role in society.

Significant Event

The 40th Bradesco Foundation school unit, in Jardim Conceição in the town of Osasco, SP, opened its doors on March 16, 2004, with modern facilities, capable of attending some 2000 deprived students from the local community.

Combined Community Efforts

On March 7, all the Bradesco Foundation Schools took part in "National Voluntary Action Day". More than 300 thousand people benefited from activities promoted in the leisure and entertainment, education, culture, sports, healthcare, community development and citizenship action areas.

Seven thousand volunteers were involved, including students, parents, support staff, teachers and professionals from partner organizations, providing more than 600 quality services to community members residing in the vicinity of the Foundation schools.

Designed to offer basic IT skills and online access to public services, as well as promoting citizenship values through the development of community actions, the Bradesco Foundation entered into partnerships with other high-tech companies to create a number of Digital Inclusion Centers – CIDs. This project is designed to combat digital exclusion and increase access to IT resources by people living in the school neighborhoods, at facilities managed by volunteers from the local community.

High school students monitor the activities carried out as well as playing a leading role as IT facilitators. In 2004, the Bradesco Foundation opened 22 CIDs throughout Brazil, the majority linked to our school units in the following towns and villages: Cacoal (RO), Maceió (AL), São João Del Rei (MG), Ceilândia (DF), Gravataí (RS), Jaboatão (PE), Paragominas (PA), Manaus (AM), João Pessoa (PB), São Luís (MA), Conceição do Araguaia (PA), Campinas (SP), Pinheiro (MA), Rosário do Sul (RS), Salvador (BA), Natal (RN), Itajubá (MG), Propriá (SE), Caucaia (CE), Cuiabá (MT), São Paulo (SP) and at the Osasco Computer Clubhouse (SP).

Opened on June 3, 2004, the Center for Educational Technology and Social Inclusion created by the Bradesco Foundation in Campinas, SP, boasts state-of-the-art hard and software technology such as the wireless communications network. The Center is designed to promote the skills of students and teachers at the Bradesco Foundation and from the public school network, as well as developing research which will be used to integrate information and communication technology with the educational process and for social inclusion.

On September 15, 2004, the Bradesco Foundation in conjunction with Intel Brazil, opened its first Computer Clubhouse, a high-tech area installed in the Social Center at Bairro Conceição, Osasco-SP, where young people from deprived backgrounds have access to technology, acquiring skills in digital arts, music CD production and digital films designed to be shown on internet websites.

Media Lab (Massachusetts Institute of Technology, Boston, Massachusetts, EUA): Bradesco sponsors the Digital Life and Digital Nations research consortium groups (of interest to the Bradesco Foundation) since 2001.

The Digital Nations is designed to address social challenges (improvements in education, health and community development) through innovative projects and the use of new technologies, empowering people to develop new opportunities and identify solutions for social problems affecting their communities. The "City We Want" and CID (Digital Inclusion Centers) projects were some of the initiatives implemented in schools and respective communities.

In 2004, the Digital Nations' annual meeting was held at the Bradesco Foundation in Campinas-SP, with the participation of more than 600 educators and technology specialists from Brasil, U.S.A. and Colombia.

Operating agreement with EMBRAPA: on October 29, 2004, an agreement was entered into for cooperation with the EMBRAPA research units covering areas relating to prospective technological developments in regional agribusiness. Educational projects are also in the pipeline designed to promote the qualification and learning of students at agricultural colleges and teachers in the technical and basic vocational training segments.

Adult Literacy program (Alfabetização Solidária): 16 towns and villages were included in this important program in 2004, all of them located in the Northeast regions of Brazil with high adult illiteracy rates. In 2004, some 9,800 Brazilians learned how to read and write in 196 classes maintained with resources provided by the Bradesco Foundation.

Accumulated investments total R$ 9.017 million, since the partnership was formed in 1998.

TV Futura – the learning channel: with 20 million viewers, 1.5 million of whom comprise directed audiences.

This partnership was entered into in 1997. Accumulated investments by the Bradesco Foundation: R$ 11.696 million.

We highlight the programs produced in partnership with the Bradesco Foundation and which are designed to teach viewers how to earn income through skills acquired from watching TV programs, such as "Made by Hand" and "Family Corp.".

IT skills for the visually impaired: the Bradesco Foundation, as part of its strategy to facilitate IT access to all social sectors, developed a methodology to teach IT skills using Virtual Vision software, initially created to help visually impaired Bradesco customers carry out their banking business with self-sufficiency and security.

The courses are not restricted to Bradesco customers and from 1998, the program has trained more than 5 thousand visually impaired people at 32 Foundation Schools and through a number of partner entities.

Strengthening the Bradesco Foundation belief in the infinite nature of human capacity and its vast potential, this program promotes social inclusion and the development of fundamental skills required to meet everyday challenges, facilitating procedures and increasing opportunities for entering the employment market.

Prison projects - in partnership with the Roberto Marinho Foundation, the Ministry of Justice and Funap - Fundação Professor Manoel Pedro Pimentel, the Bradesco Foundation maintained its Prison Project in 2004, designed to offer formal education at 20 penitentiaries in the State of São Paulo. In 2003, more than 1000 prisoners had the opportunity of commencing or reassuming their elementary grade studies, a significant contribution to their rehabilitation and social integration.

Education for Social and Professional Inclusion: a partnership entered into with the State Foundation for Child and Youth Welfare (FEBEM) and the São Paulo State education authority. The Foundation supports this program offering a 140-hour IT course. Once qualified the young offenders receive a certificate from the Bradesco Foundation and are guaranteed employment by the education authority.

Of the 662 young people assisted by this program, 64 have already started work as IT lab monitors in the São Paulo public state school network.

Inclusion of hearing impaired children in the Basic Education System: in partnership with the Rotary Club of São Paulo. This project is designed to include hearing impaired children in the basic elementary grade education system. The project started in the Bradesco Foundation school at Jardim Conceição, in Osasco, São Paulo, attending 30 students, assisted by Brazilian sign language (LIBRIS) interpreters, ensuring that they are fully integrated with the school community. The course in LIBRIS is also offered to the parents of hearing impaired students.

Recognition in 2004

FEBRACE – Brazilian Expo of Creative and Innovative Science and Engineering Projects
3rd place for the Project "Identity Recycling" at the Rio de Janeiro-RJ unit.

Prêmio Super Ecologia (Ecology Award)
Superinteressante magazine – Abril Group
"Quelocan: Quelônios de Canuanã" Project in the Fauna category, as best project developed by an NGO - Escola de Canuanã-TO unit.

Concurso ao Ponto (Straight to the Point Awards)
Canal Futura and Schering do Brasil
TV Futura viewers voted for the best sexual education projects shown in programs broadcast in July and published in the Futura magazine. Out of five finalists from four states, the public voted for the project called "Self-knowledge for Self-care", submitted by the Pinheiro –MA unit.

Professor Nota 10 (Best Teacher)
Fundação Victor Civita and Nova Escola magazine – Abril Group
12 teachers were rated as "Nota 10", including Maria da Conceição Rodarte Paiva for the project: "How writers get their ideas" - São João del Rei unit.

Concurso de Redação para Professores (Best Teacher's Text)
Academia Brasileira de Letras (ABL) and Folha Dirigida
Maria da Conceição Rodarte Paiva's poem was ranked 9th out of 3 thousand poems submitted from all over Brazil - São João del Rei unit. Another two teachers from the Macapá and Vila Velha units were also classified among the 100 best and received their awards at the ceremony held in Rio de Janeiro. All the texts classified will be published in a special edition published by the ABL.

IV Prêmio Denatran de Educação para o Trânsito (Education on the Road)
DENATRAN – National Traffic Department

1st and 3rd places in the student category for two students from the pre and junior schools at Ceilândia-DF.

3rd place in the student category for a junior-school girl from the unit at Cuiabá-MT.

2nd and 3rd places in the student category for three students from the pre and junior schools at Maceió-AL.

The unit at Irecê-BA was also present in the Teacher category.

1st and 2nd places in the student category for two students from the junior school at Manaus-AM.

2nd and 3rd places in the student category for four students from the pre and junior school at Paragominas-PA.

3rd place in the student category for a high-school girl from the unit at Pinheiro-MA.

In the Educational Institute category the units at Ceilândia-DF and Manaus-AM were also winners.

Young Scientist of the Future Award
CNPQ, Gerdau, Eletrobrás and Fundação Roberto Marinho

3rd place for the project: "Food security and the combat against waste – think global to act local" School unit at Caucaia-CE.

V Concurso Arte na Escola Cidadã (teachers)
Instituto Arte na Escola – Fundação Iochpe
Project "As the world turns, so does the way we see things"
Teacher: Juliana C. Carnasciali
School unit at Osasco-SP.

47th Scientists of Tomorrow Awards
Brazilian Institute of Education, Science and Culture – IBECC/ UNESCO, São Paulo Chapter.
3rd Year High School Students from the unit at João Pessoa-PB took 5 prize for the project "Physiological Quality of Bean Seeds".

National Science and Technology Fair in Peru
Peruvian Council of Science and Technology (CONCYTEC)
Participation by the school unit at Goiânia-GO with the project called "The Water We Drink".

School Locations

The majority of the Foundation's educational units are located on the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students in all four corners of Brazil are given the opportunity to study at the Foundation schools.

Schools	Students

Aparecida de Goiânia - GO	2,071
Bagé – RS	2,161
Boa Vista - RR	2,246
Bodoquena - MS	1,134
Cacoal - RO	2,285
Campinas - SP	4,614
Canuanã - TO	1,289
Caucaia - CE	2,386
Ceilândia - DF	3,279
Cidade de Deus - Osasco, SP
• Unit I	4,088
• Unit II	2,808
• Youth and Adult Equivalency Certificate learning centers	6,082
• Professional Training Centers	6,365
Conceição do Araguaia - PA	2,280
Cuiabá - MT	2,175
Feira de Santana - BA	649
Garanhuns - PE	708
Gravataí – RS	3,597
Irecê – BA	2,366
Itajubá – MG	2,669
Jaboatão – PE	2,563
Jardim Conceição – SP	2,506
João Pessoa – PB	2,204
Laguna – SC	1,907
Macapá – AP	1,993
Maceió – AL	2,409
Manaus – AM	3,071
Marília – SP	3,719
Natal – RN	2,185

Paragominas – PA	2,008

Paranavaí – PR	1,757
Pinheiro – MA	2,264
Propriá – SE	1,852
Registro – SP	2,476
Rio Branco – AC	2,029
Rio de Janeiro – RJ	4,036
Rosário do Sul – RS	1,040
Salvador – BA	2,090
São João Del Rei – MG	2,084
São Luis – MA	2,353
Teresina – PI	2,436
Vila Velha – ES	2,057

Basic Professional Education
Rural Area - Artificial Insemination

Cáceres - MT	201
Campinas - SP	141

Campo Grande - MS	243

Goiânia - GO	170
Igarapé - MG	221
Ilhéus - BA	26
Uberaba - MG	406

Subtotal	1,408

Total (*)	107,699

(*) Numbers for 2004.

Financing

The Bradesco Foundation activities are funded exclusively by resources from its own income and donations made by the Bradesco Organization Companies.

Investments in 2004	R$ 156.6 million

Budget for 2005	R$ 157.6 million

Courses - Grades – Numbers for 2004

	Students	% of total

Infant	3,512	3.25
Junior and Middle	30,640	28.45
High School and Technical/Vocational Training	16,390	15.22
Youth and Adult Education	22,009	20.44
Basic Professional Training	35,148	32.64

Total	107,699	100.00

Student Profile - Base: December 2004

Increase in Student Numbers

Statement of Social Responsibility for the Years Ended 2004 and 2003

1) Calculation basis	2004 (in thousands of reais)	2003 (in thousands of reais)
Net revenue (RL) (1)	11,189,231	10,831,978
Operating income (RO)	4,118,111	3,553,108
Gross payroll (FPB)	4,969,007	4,779,491

2) Internal social indicators	In thousands of reais	% of FPB	% of RL	In thousands of reais	% of FPB	% of RL
Meals	479,336	9.6	4.3	396,441	8.3	3.7
Compulsory social charges	924,264	18.6	8.3	831,487	17.4	7.7
Private pension plans	217,755	4.4	1.9	302,013	6.3	2.8
Healthcare insurance	218,838	4.4	2.0	193,046	4.0	1.8
Safety and medical care in the workplace	-	-	-	-	-	-
Education	-	-	-	-	-	-
Culture	-	-	-	-	-	-
Professional qualification and training	52,681	1.1	0.5	61,168	1.3	0.5
On-site child care and child-care benefit	43,798	0.9	0.4	31,928	0.7	0.3
Employee profit sharing	182,386	3.7	1.6	170,579	3.6	1.6
Other	89,936	1.8	0.8	40,906	0.8	0.3
Total - Internal social indicators	2,208,994	44.5	19.8	2,027,568	42.4	18.7

3) External social indicators	In thousands of reais	% of RO	% of RL	In thousands of reais	% of RO	% of RL
Education	72,378	1.8	0.7	61,638	1.7	0.6
Culture	10,188	0.2	0.1	15,146	0.4	0.1
Health and basic sanitation	3,211	0.1	-	3,019	0.1	-
Sports	431	-	-	8,547	0.2	0.1
Prevention of hunger and food security	311	-	-	532	-	-
Other	12,595	0.3	0.1	11,041	0.4	0.1
Total contribution to society	99,114	2.4	0.9	99,923	2.8	0.9
Taxes (excluding social charges)	2,230,743	54.2	19.9	1,982,963	55.8	18.3
Total - External social indicators	2,329,857	56.6	20.8	2,082,886	58.6	19.2

4) Environmental indicators	In thousands of reais	% of RO	% of RL	In thousands of reais	% of RO	% of RL
Investments related to company production/operation	-	-	-	-	-	-
Investments in external programs/projects	-	-	-	-	-	-
Total investments in environment protection	-	-	-	-	-	-
As regards the establishment of “annual goals” for minimizing waste, general production/operation consumption and the efficient use of natural resources, the company:	( ) has no established goals ( ) complies (0 to 50%) ( ) complies (51 to 75%) ( ) complies (76 to 100%)	( ) has no established goals ( ) complies (0 to 50%) ( ) complies (51 to 75%) ( ) complies (76 to 100%)

5) Employee indicators	2004	2003
Employees at the end of the period	73,644	75,781
Admissions during the period	5,976	8,436
Outsourced employees	6,477	7,103
Trainees/interns	391	363
Employees older than 45	5,567	5,288
Women employees	33,918	34,097
% of management positions held by women	40.4	37.0
Black employees (2)	5,571	6,650
% of management positions held by blacks	7.1	7.4
Disabled employees or employees with special needs	706	686

6) Significant information regarding the level of corporate citizenship	2004	2005
Ratio between maximum and minimum salary	20,9	N/A
Total number of accidents in the workplace	586	Increased employee awareness regarding how to avoid accidents in the workplace.
The company's social and environmental projects were established by:	( ) directors	( x ) directors and managers	( ) all employees	( ) directors	( x ) directors and managers	( ) all employees
Workplace safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + Cipa (3)	( ) directors	( ) all employees	( x ) all + Cipa
As regards freedom of trade union activities, collective bargaining rights and internal employee representation, the company:	( x ) does not interfere	( ) complies with OIT (4) rules	( ) encourages activities and complies with OIT rules	( x ) does not interfere	( ) complies with OIT rules	( ) encourages activities and complies with OIT rules
Private pension plans are offered to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
The company's profit sharing plan is distributed to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not considered	( ) are suggested	( x ) are required	( ) are not considered	( ) are suggested	( x ) are required
As regards the participation of employees in voluntary work programs, the company:	( ) does not interfere	( x ) gives support	( ) organizes and encourages participation	( ) does not interfere	( x ) gives support	( ) organizes and encourages participation
Total number of consumer complaints resolved:	at the company N/A	at Procon (5) N/A	at Court level N/A	at the company N/A	at Procon N/A	at Court level N/A
% of complaints resolved:	at the company N/A	at Procon N/A	at Court level N/A	at the company N/A	at Procon N/A	at Court level N/A

Total added value to be distributed (in thousands of reais)	2004 : R$ 10,207,220	2003 : R$ 9,007,625
Distribution of added value (DVA):	30.9% government 39.1% employees 13.0% stockholders 17.0% retained	31.1% government 43.2% employees 15.0% stockholders 10.7% retained

7) Other information
The information contained in the Statement of Social Responsibility was reviewed by KPMG Auditores Independentes.

(1)	Net revenue (RL) corresponds to Income from Financial Intermediation.
(2)	Percentage of management positions held by women in 2003 was rectified.
(3)	Internal Accident Prevention Committee.
(4)	International Labor Organization.
(5)	Consumer Protection Agency.
(6)	N/A: Not available/applicable.

7 – Independent Auditors’ Report

Independent auditors’ report on special review of supplementary account information included in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility

To
The Board of Directors and Stockholders
Banco Bradesco S.A.
Osasco - SP

We have examined, in accordance with auditing standards applied in Brazil, the financial statements of Banco Bradesco S.A. and the consolidated financial statements of Banco Bradesco S.A. and its subsidiaries for the years ended December 31, 2004 and 2003, and have issued an unqualified opinion, dated January 28, 2005.

Our examinations were made for the purpose of forming an opinion on the financial statements of Banco Bradesco S.A., and on the consolidated financial statements of Bradesco S.A. and its subsidiaries taken as a whole. In connection with our examinations, we have performed a review of the supplementary account information included in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility, that is presented exclusively for the purpose of additional analysis and is not a required part of the financial statements.

Based on our examinations, we are not aware of any significant modifications that should be made to the supplementary account information for it to be presented adequately, in all material respects, in relation to the financial statements taken as a whole.

January 28, 2005

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original report in Portuguese signed by

Walter Iorio	Cláudio Rogélio Sertório
Accountant	Accountant
CRC 1SP084113/O-5	CRC 1SP212059/O-0

8 – Financial Statements, Independent Auditors' Report,
Summary of the Audit Committee Report and
Report of the Fiscal Council

B a n c o B r a d e s c o S.A.
Message to Stockholders

To our Stockholders,

In 2004, the Bradesco Organization continued to record important progress, strengthening its leadership positions, increasing its economies of scale, expanding its activity areas, identifying new opportunities and promoting technical improvements and the quality of service offered to its vast clientele. Not for one moment did we lose sight of our investors’ legitimate expectation for results or the awareness of our role as an agent of Brazilian economic growth, our commitment to provide and expand accessible credit, without which no modern economy can thrive.

These objectives were and will continue to be met as a result of the dedicated efforts of our highly qualified and motivated staff structure, operating within a pioneer, cutting-edge technology framework, under a synergy based on market segmentation, a strategic tool which adjusts the combination of the Bank’s activities to meet the specific demands of each customer.

Based on these concepts, Bradesco steers its immense Customer Service Network, present throughout Brazil. In addition to the 58 new Bradesco Branches inaugurated in 2004, the opening of 1,383 new Banco Postal post-office bank branches sets a new record in banking inclusion, facilitating access to financial products and services by innumerous individuals and companies, particularly those located in Brazil’s farthest corners.

At the same time, the Bank intensified its participation in the retail loan area, in particular, microcredit and credit with installments discounted from payroll. On a wider plain, credit was used mainly for production and commerce, favoring the creation of jobs and income. As a result, the Bradesco Organization reaffirmed its strategic position in the consumer sales financing sector through the acquisition of the share control of Banco Zogbi and its subsidiaries, including Promovel.

Other events marked the year, such as the acquisition of the share control of Banco do Estado do Maranhão S.A. - BEM, whose branches were integrated with the Bradesco Network and also the authorization given to Bradesco by the Federal Reserve (FED) to operate as a financial holding company in the United States, carrying out activities in the highly competitive US market under the same conditions as local banks.

Out of the net income reported for the year, which reached the important mark of R$ 3.060 billion, stockholders were paid interest attributed to own capital in the amount of R$ 1.325 billion, 45.58% of adjusted net income, above the minimum dividend established in the by-laws. Total assets increased to R$ 184.926 billion, a 5.01% increase as compared to the prior year. In addition to these good balance sheet results, we highlight the valuation of Bradesco shares in the stock exchange, with an increase of 25.76% in the Bank’s market value, based on the BOVESPA index for the previous two years. This growth gains even more significance when we consider that 2/3 of the shares are owned by minority and non-voting stockholders.

The convergence of its stature and tradition places the Bradesco Organization on a level which requires impeccable ethical conduct and this requirement has prompted Management to constantly seek best corporate governance practices, improving its internal controls and establishing strict standards of professional conduct for managers and staff. The efforts made to build up our image of security, trust and dynamic action is reflected in the following results: R$ 265.383 billion of funds obtained and managed, 15.700 million checking accounts, 34.668 million savings accounts, 46,380 million credit and debit cards, 12,766 service outlets, 21,822 ATMs, to name but the most significant. Emphasis should also be given to the important influence that the results of the Bradesco Insurance Group had on the Organization as whole.

By adhering to the Equator Principles, the Organization confirms its commitment to social and environmental responsibility, a key factor to be considered during the analysis of the larger financing projects. The need for sustainability is also included in its actions focused on the development of the communities in which it operates through its successful initiatives in the social area, especially in the educational area, witnessed in the Bradesco Foundation programs that maintain 40 Schools nationwide, installed as a priority in socially and economically deprived regions and providing education free-of-charge to more than 170 thousand students in 2005.

The Bradesco Organization will continue its line of strategic planning, consolidated over a period of 61 years of existence, with common sense and realistic and coherent goals. It will continue its project for growth based on a solid, clear and objective foundation: the securing of new customers with a diversified range of products and services, multiplying the number of products per customer and business, facilitating gains both in scale and synergy. Risks and costs will be constantly and strictly monitored, designed to prevent loss and maximize the efficiency with which the Bank’s funds are used. The strength of the Bradesco mark will always be its greatest competitive advantage and market segmentation its path to excellent customer service.

Convinced that the future reserves even greater accomplishments, fruit of our constructive and long-lasting work, we would like to thank our stockholders and customers for their trust, support and preference and our directors, employees and other stakeholders for their efforts and dedication, factors which are inseparable from the success achieved.

Cidade de Deus, January 28, 2005

Lázaro de Mello Brandão
President of the Board of Directors

Directors’ Report

We are pleased to present the financial statements for the year ended December 31, 2004 of Banco Bradesco S.A., as well as the consolidated financial statements, prepared in accordance with the requirements of Brazilian corporate legislation.

The economic environment in 2004 combined the return to growth of the Brazilian economy with the climate of increased uncertainty in the international scenario, especially regarding the price of oil and the worldwide consequences of the macroeconomic restraints in the U.S.A. Brazilian inflation was strongly impacted by a commodities price shock, requiring an immediate response by the monetary authority. Brazil’s good foreign trade performance, resulting from increased growth worldwide, continued to prompt decreasing exchange volatility and as a result, growing economic activity.

Prospects for 2005 indicate that inflation will be maintained within the goals established by the Brazilian government, permitting a slow downturn in the basic interest rate for the second half of the year. GDP growth at a slightly lower level than in 2004, is expected to be pushed by domestic demand, following the projected increase in income. Even though exports are forecast to grow at more modest rates, a robust trade balance is expected. In turn, credit activity should register a good performance in 2005, as well as a gradual improvement in the quality of the loan portfolios, in line with decreasing unemployment, wage recovery and renewed business momentum.

Among the important events for the year at the Bradesco Organization, we highlight the following:

  Authorization from the Federal Reserve (FED) giving permission for Bradesco to operate as a Financial Holding Company in the United States, carrying out financial activities in the highly competitive U.S. market under the same conditions as local banks.

  Acquisition on February 10, of the share control of Banco do Estado do Maranhão - BEM, which had total assets of R$766 million and a network of 76 Branches at December 31, 2003, incorporated by the Bradesco Network on October 25. As a result of this acquisition through an auction carried out at BOVESPA, the São Paulo stock exchange, the Bradesco Organization increased its presence in the northern state of Maranhão.

  Ratification by the Brazilian Central Bank of the acquisition, through Banco Finasa S.A., of the share control of Banco Zogbi S.A. and the companies Promosec Companhia Securitizadora de Créditos Financeiros, Promovel Empreendimentos e Serviços Ltda., Zogbi Leasing S.A. Arrendamento Mercantil and Zogbi Distribuidora de Títulos e Valores Mobiliários Ltda. An important strategic move by the Bradesco Organization in the consumer sales financing sector, complementing the activities carried out by Finasa and Banco Postal.

  Integration of BCN S.A. branches with the Bradesco network on February 25. This initiative optimized resources, combining the expertise and dedication of staff from both institutions, in the pursuit to offer customers maximum quality in products and services.

  Approval by the Bank’s Board of Directors, on April 30, of the Internal Rules of the Audit Committee and appointment of its members, who took office on July 1, for a one-year term. The role of the Audit Committee is to advise the Board of Directors on the performance of their duties related to the monitoring of the accounting policies used to prepare the financial statements of the Bank and its subsidiaries and the indication and assessment of the effectiveness of the independent auditors.

  Opening, on June 7, of Latin America’s first wireless Bank Branch. Bradesco’s cutting-edge wireless technology enables the bank to transmit data with no direct physical link between equipment, at high-speed and with maximum security.

  Transformation process of the Zogbi-Promovel branches into Finasa outlets operating in the registration and forwarding of proposals for Consumer Sales Financing and Personal Loans.

  Adherence by Bradesco to the Equator Principles, assuming the commitment to consider a combination of environmental and social screening policies, developed by the International Finance Corporation (IFC), an arm of the World Bank, for purposes of financing projects of amounts in excess of US$ 50 million.

  Strategic partnership entered into with Banco UFJ - União Financeira Japonesa, which will adapt its branch network in Japan to attend more than 300 thousand Brazilian residents (dekasseguis), ensuring that they are fully integrated with that country’s economic activity through the access to all local bank services.

  Strategic agreement designed to finance, on an exclusive basis, via Banco Finasa, a subsidiary of Bradesco, consumer sales at Casas Bahia, the largest retail market consumer goods store in Brazil, with 400 outlets and more than 26 million customers. A similar agreement has been entered into with Lojas Salfer, one of the largest white goods and furniture retail networks in the states of Santa Catarina and Paraná, with 47 stores and more than 1.1 million customers.

  Launching of CDC Bradesco Electron, a new personal credit product, which permits access by customers to pre-approved credit for financing purchases made with the Bradesco Visa Electron debit card. This innovation comprises the Bradesco Accessible Credit program and is also available to Banco Postal customers.

  Operating agreements with Banco BMC, Banco Cruzeiro do Sul, Banco Bonsucesso, Banco Paraná and Banco Panamericano, which establish, on an exclusive basis, personal credit assignment rights of the beneficiaries of the National Institute of Social Security - INSS (retirees and pensioners). Financing is repaid through installments which are discounted directly from the benefits paid by the INSS.

1. Results for the Year

In terms of shareholder returns and contributions to the public coffers, the results reported for 2004 are significant:

R$ 3.060

billion of net income for the year, or R$ 6.45 per share, a return of 20.11% on closing stockholders’ equity and 21.95% on average stockholders’ equity. The annualized return on total assets was 1.65%, as compared to 1.31% for the prior year.

R$ 3.155	billion in taxes and contributions, including social security contributions, payable or accrued, on the main activities carried out by the Bradesco Organization during the year.

R$ 1.325

billion was distributed to stockholders as monthly, interim and complementary interest attributed to own capital, computed in the calculation of the compulsory dividend. This corresponds to R$ 8.778861 (R$ 7.462287 net of withholding tax), including the additional 10%, per preferred share, and to R$ 7.980783 (R$ 6.783665 net of withholding tax), per common share. Interest distributed corresponds to 45.58% of adjusted net income for the year, well above the 30% minimum payment established in the by-laws.

2. Operating Efficiency Ratio – IEO

The success of Bradesco’s simultaneous efforts to increase net revenues and decrease costs is reflected in its operating efficiency ratio.

Among other results, through the use of activity-based costing methodology (ABC), the Bradesco Organization is enhancing the criteria used to formulate and negotiate bank charges, the supply of costing information to GDAD (Performance Management and Decision-making Support) and for customer profitability determination purposes, as well as establishing a reliable basis for ongoing rationalization analyses.

As regards cost control practices, Bradesco adopts ABM (Activity-Based Management) methodology, a pro-active approach designed to produce effective results and the identification of opportunities on a timely basis. Accordingly, at the same time as its processes are improved, operating performance is seamlessly integrated with strategic objectives .

The strict control over expenses, enhanced by the creation of the Expenditure Assessment Committee in March 2004, allied with the synergy process of the institutions acquired are reflected positively in the IEO movement.

55.47%	was the ratio at December 31, 2004, against 56.59% in 2003 and 56.56% in 2002.

3. Capital and Reserves

R$ 7.000	billion of capital at the end of the year.

R$ 8.215	billion in reserves.

R$ 15.215

billion of stockholders’ equity, an increase of 12.31% for the year, equivalent to 10.15% of assets, which totaled R$ 149.951 billion. Managed stockholders’ equity is equivalent to 8.23% of consolidated assets, which totaled R$ 184.926 billion, and net equity per share was equivalent to R$ 32.07.

The capital adequacy ratios were 18.27% on a consolidated financial basis and 16.08% on a consolidated economic and financial basis, above the 11% required minimum established by National Monetary Council Resolution 2099 of August 17, 1994, in conformity with the Basel Accord. As regards consolidated reference equity, the ratio of permanent assets to stockholders’ equity (limited to a maximum of 50% in accordance with Brazilian Central Bank requirements) was 23.31% on a total consolidated basis and 37.98% on a consolidated financial basis.

The subordinated debt of the Bradesco Organization at the end of the year was R$ 5.973 billion (foreign - R$ 2.913 billion and local - R$ 3.060 billion), included in stockholders’ equity for purposes of determining the ratios described in the preceding paragraph.

In compliance with the provisions of Article 8 of Brazilian Central Bank Circular 3068, of November 8, 2001, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the “securities held to maturity” category.

4. Bradesco Shares

Highly liquid Bradesco Shares maintained their strong presence in all trading sessions at the São Paulo Stock Exchange - BOVESPA, with a 4.04% share of the Index for the preference stock. Stock is also traded in the Madrid Stock Exchange in Spain, as part of the Latibex Index, and through ADR-American Depositary Receipts - Level 2, in the New York Stock Exchange.

On December 9, designed to further increase share liquidity and adjust the price quoted in the market to a more attractive level for trading, approval was given at the Extraordinary General Meeting for a 2-for-1 stock split whereby stockholders received two new shares for each share of the same type held at that date.

Approval was also given at the same meeting to increase the Bank’s capital by R$ 700 million, with the issue of 17.5 million new shares at a unit price of R$ 40,00, through a private subscription during the period from December 27, 2004 thru January 27, 2005, or 3.688612594% of the share position at the date of the meeting, considering the stock split. The amount will be paid up in cash on February 15, 2005, the date of payment of the supplementary interest attributed to own capital for the second half of 2004 and at an amount in excess of the subscription.

R$ 7.553	billion was traded in Bradesco shares during the year at BOVESPA, corresponding to 8.273 million common shares and 122.832 million preferred shares.

R$ 3.898	billion was traded as ADR in the US market, representing 79.323 billion of the Bank’s preferred shares.

5. Operating Performance

5.1. Funding and Portfolio Administration

At the end of the year, overall funding obtained and managed by the Bradesco Organization totaled R$ 265.383 billion. As a whole, the Bank manages 15.700 million checking accounts and has 19.46% of the Brazilian Savings and Loan System - SBPE. Funds obtained grew by 10.19%, as compared to the prior year:

R$ 91.530	billion in demand, time and interbank deposits, other deposits, open market and savings accounts.

R$ 99.640	billion in managed assets, comprising investment funds, managed portfolios and third-party fund quotas.

R$ 33.292

billion in foreign exchange portfolio, borrowings and onlendings, own working capital funds, collection and tax and utility collections and similar, as well as funds from the issuance of securities and local subordinated debt.

R$ 33.632	billion recorded in technical reserves for insurance, private pension plans and premium bonds, a growth rate of 27.35% compared to the prior year.

R$ 7.289	billion in foreign resources through public and private issues, subordinated debt and securitization of future financial flows, corresponding to a total of US$ 2.746 billion.

5.2. Credit Operations

Bradesco, as part of a specific effort to provide accessible credit to all customer income brackets, expanded and diversified its offer of financing through direct operations and partnerships with market agents and as result increased its leadership position among Brazil’s private institutions. We highlight the microcredit and payroll consigned credit lines available throughout the Branch and Banco Postal Networks, which contributed towards extending the scope of operations.

R$ 62.788	billion at the end of the year in consolidated credit operations, including advances on foreign exchange contracts and leasing operations, a growth rate of 15.55% for the year.

R$ 4.145	billion comprised the consolidated balance of the allowance for loan loss, corresponding to 6.60% of the total volume of credit operations.

Housing Loans

With a positive repercussion in the creation of jobs and income, housing loans occupy an important position in the Bank’s strategy. The substantial volume of funds and the significant number of end borrowers illustrate the scope of the activities and the support provided by Bradesco to the civil construction industry.

R$ 1.157	billion of funds released to this area for the construction and purchase of 9,653 properties.

Onlending Operations

As a result of its dynamic presence in the economic scenario, in 2004, the Bradesco Organization maintained its leadership ranking out of the institutions responsible for onlending funds from the National Bank for Economic and Social Development (BNDES), with a volume of R$ 3.318 billion, in 17,155 contracts, corresponding to a 15.26% share of all transactions in this system, an increase of 20.88% compared to the prior year. In the micro, small and medium business segment, Bradesco achieved a record: first place in the volume of onlendings released, in the amount of R$ 2.069 billion, corresponding to 17.18% of the total system.

R$ 7.219	billion in onlendings at the end of the year, granted as a priority to small and medium businesses, with 70,790 contracts registered.

Agricultural Loans

Traditional partner of activities carried out in the agricultural and livestock raising sector, Bradesco maintained its important incentives given to crop production, processing and distribution cycles. Support is also provided for improving product quality and productivity, directly affecting Brazil’s capacity to compete, especially on an international level.

R$ 6.082	billion of investments in agricultural loans at the year-end, comprising 73,831 transactions.

Consumer Sales Financing

As part of its important actions in this segment over the years, Bradesco provides incentives to productive chain growth, injecting a substantial portion of funds into the economy, with an expressive role in operations designed to assist assembly plants, dealerships and consumers in the production and acquisition of new and used vehicles. Accordingly, the Organization contributes to making credit accessible to all, creating new jobs and income and with a positive impact on the generation and circulation of wealth.

R$ 17.349	billion was the balance of operations directed to consumer sales financing.

5.3. Capital Market

Bradesco’s distinguished position in the capital market is based on its offer of the best alternatives for corporate capitalization and expansion.

During the year, Bradesco coordinated 59.45% of the volume of all issues registered with the Brazilian Securities Commission (CVM), acting as an important intermediary in the public placement of shares, debentures and promissory notes as well as in other special transactions.

R$ 12.488	billion of primary and secondary transactions with shares, debentures and promissory notes coordinated by Bradesco in 2003.

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special transactions, including credit assignments, investment funds in mergers and acquisitions, project finance and corporate and financial restructurings, concluded with the support of advisory services provided by Bradesco in 2004.

6. Market Segmentation

The segmentation of activities implemented over the last 2 years proved to be an efficient strategy. Different sized individual and corporate customers receive differential treatment and products and services designed to attend specific demands. This strategy offers the Bank greater flexibility and competitiveness, with increasing productivity gains and business agility.

6.1. Bradesco Corporate Banking

With its own Platform structures distributed throughout Brazil’s major cities, this service forms part of a specialized customer relationship model, the management of which incorporates the best customer services offered to economic groups with billings in excess of R$ 180 million. The principle of this partnership is a solid differential and is reflected in the integration of the corporate, agribusiness, Asian and Euro desk areas.

R$ 57.352	billion of total funds managed by this area, which comprises 1,304 economic groups.

6.2. Bradesco Empresas (middle market companies)

Operating in the strategic middle market segment and coordinating the Bank’s commercial relationship with corporate customers whose annual billings range from R$ 15 million to R$ 180 million. In cooperation with the Bank’s other sectors, this area is focused mainly on developing product packages which are compatible with each customer’s potential.

6.3. Bradesco Private Banking

This area’s mission is to provide a personalized service to high-income individual customers with minimum available funds for investment of R$ 1 million, providing financial advice as to the best local and foreign capital market investment alternatives.

6.4. Bradesco Prime

At December 31, 2004, there were 177 Bradesco Prime Branches and 69 exclusively reserved customer service areas in conventional branches. This area is designed to provide a personalized customer service to individuals with a monthly incomes in excess of R$ 4 thousand or in excess of R$ 50 thousand available for investment.

6.5. Retail Bradesco

Bradesco’s retail activities form a meeting point for Bradesco and the Brazilians. In line with this vocation, nurtured from its very beginnings, the Bank offers a quality customer service to all income brackets of the population, regardless of social class or income. This is the segment which forms the Organization’s central pillar and its most traditional field of activities and reflects the efforts made to ensure that its banking services and products are accessible to all.

6.6. Banco Postal

Result of the partnership entered into between Bradesco and the Post Office Network (Correios), in addition to its recognized importance for local populations, Banco Postal has also become an essential outlet for Bradesco customers who need to carry out their banking business from different locations within Brazil. It is also highly conducive to market expansion, providing an opportunity for including new financial service consumers from regions that still have no banking network.

7. International Area

The foreign trade and exchange areas offer expert advice and a complete range of banking services. The area comprises 12 specialized units and 7 service outlets in Brazil, branches in New York, Grand Cayman and Nassau, Bahamas, as well as subsidiaries in Buenos Aires, Nassau and Luxembourg and an extensive international correspondent network.

R$ 4.797	billion in advances on foreign exchange contracts at the year-end, for a portfolio of US$ 3.078 billion in export financing.

US$ 525.693	million of import financing in foreign currency.

US$ 20.031	billion in purchases of forward export contracts, 29.71% more than in 2003.

US$ 1.456	billion in medium and long-term public and private placements in the international market.

8. Organizational Structure

8.1.Bradesco Customer Service Network

Based on a comprehensive and contemporary structure, which extends nationwide, the Bradesco Organization’s Customer Service Network plays a decisive role in extending banking services to all income brackets.

The Bradesco Branches are both practical and efficient, offering modern self-service lobbies which operate over extended business hours and which are equipped with a different terminals designed to save time and facilitate customer transactions. Bradesco Prime Branches on their own premises, or operating in VIP lobbies installed in conventional branches, offer customers a differentiated treatment in an exclusively reserved environment. Similarly, middle market companies are served by Bradesco Empresas, another benchmark in terms of quality and expertise.

The Bradesco Day and Night ATM Network, located at strategic points throughout Brazil, comprised by 21,822 terminals, 19,239 of which also operate at weekends and on bank holidays, offer speedy and practical access to a wide range of products and services.

Bradesco Internet Banking, with its advanced technology and permanent expansion program, has more than 6.394 million registered users who can access the website directly from their offices, homes or anywhere they happen to be in the world. Launched in 1996, this pioneer service currently provides access to 445 (255 for consumer customers and 190 for corporate customers) types of transactions, with a total volume of 333.622 million transactions per year.

Bradesco Net Empresa, an exclusive service for corporate customers, ensures that their banking transactions are carried out in a completely secure environment through the use of digital certification and electronic signatures. Their online connection with the Bank, has given companies a new ally for optimizing the financial management of their businesses, facilitating the movement of checking and savings accounts, payments, collections and a number of other transactions. At December 31, there were more than 284,230 companies registered.

Also via Internet, Bradesco ShopInvest permits online stock exchange investments, with real time quotations and, among other functions, investments and redemptions, simulations, acquisition of savings bond certificates, supplementary pension plans and all the information investors need to monitor the financial markets.

At ShopCredit, Bradesco’s Financing and Loan website, visitors can access a complete portfolio of credit lines offered by the Bank. The products are divided for consumer or corporate customers with full details on each option and a simulator can be used to calculate amounts and terms in different areas, such as personal credit, current-account overdraft facilities, consumer sales financing (CDC), leasing, housing loans, agricultural loans, FINAME (industrial machinery and equipment) lines and auto insurance.

Fone Fácil Bradesco (Bradesco Easy Phone Service), permanently focused on customer service excellence, offers information and banking services via telephone with ease, speed and security. During the year, 240.671 million calls were received and 1.875 million items sold in the pursuit to transform every contact into a business opportunity.

During the year, Bradesco launched its Government-centric website focused on attending the expectations of the executive, legislative and legal powers at federal, state and municipal level. As well as the institutional content covering the Bank’s products and services, offering payment and receipt solutions in the Human Resources and Treasury areas, the website also offers access to Bradesco Net Empresa.

The magnitude of the Bradesco customer service structure is reflected by the average 11.643 million transactions carried out daily by customers and other users, 2.472 million of which through our teller windows and 9.171 million (78.77%) through the Bank’s service channels, in particular, the Bradesco Day and Night Self-service Network, Internet and Fone Fácil.

In 2004, investments for expanding the Bradesco Organization’s functional capacity and its IT and telecommunications’ infrastructure, totaled some R$ 1.532 billion. At the same time, through the program implemented to dispose of non-operating assets, mainly at public auctions , the Bank raised approximately R$ 349.306 million, generating both administrative gains and maintenance cost savings.

At December 31, the Bradesco Organization Network comprised 12,766 customer service outlets including:

3,004	Branches in Brazil (Bradesco – 3,003 and Banco Finasa - 1).

6	Branches abroad, 1 in New York (Bradesco), 4 in Grand Cayman (Bradesco, BCN, Mercantil and Banco Boavista) and 1 in Nassau, Bahamas (Boavista).

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Subsidiaries abroad (Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Luxembourg S.A. in Luxembourg, Boavista Banking Ltd. in Nassau, Bradesco Securities, Inc. in New York, Bradesco Services Co., Ltd. in Tokyo and Cidade Capital Markets Ltd. in Grand Cayman).

5,383	Banco Postal branches.

2,301	Banking service posts and outlets in companies.

1,945	Outplaced terminals in the BDN – Bradesco Day and Night Network.

166,767

Branches of Finasa Promotora de Vendas, present in 14,105 vehicle dealerships and in 18,582 stores selling furniture and home decor, tourism, auto parts and IT related equipment and software, DIY, clothing and footwear, among others.

8.2. Alô Bradesco (Hello Bradesco)

Forming a direct and open channel with the public, this service facilitates the ongoing improvement of the Bank’s customer relationships, based on the suggestions and complaints received in relation to the Organization’s products and service. Since its creation , prior even to the introduction of the Brazilian Consumer Defense Code, this services has proved to be an instrument of important strategic value, capable of detecting trends and anticipating solutions compatible with the constantly changing market.

166,767	calls received from customers in 2004.

9. Products and Services

9.1. Bradesco Cards

Associated with Visa International, Bradesco has increased its share of this segment, developing the most complete line of services of this kind in Brazil. Bradesco also offers cards under the MasterCard banner, renown for the wide range of benefits and facilities offered to holders. We highlight that the Bank consolidated its position as one the main commercial card issuers in Brazil and is sole leader in the Visa segment.

The network accredited by the Visa System in Brazil, comprising 737 thousand commercial establishments, is managed by Companhia Brasileira de Meios de Pagamentos - Visanet, in which Bradesco has a 39.71% stake. In 2004, Visanet processed R$ 72.386 billion in transactions, including both credit and debit card bills, a 30.69% growth compared to the prior year.

In Brazil, Bradesco is abreast of the worldwide trend for issuing chip-embedded smart cards, using latest generation market technology and security. In addition, the Bank has launched a new generation of Credit Cards including the Bradesco Visa MiniCards, which are 43% smaller that the traditional credit card, the Cred Mais card for company employees whose salaries are paid via the Bradesco payroll service, offering more attractive interest rates for revolving credit and the Private Label cards for the exclusive use of customers of specific retail stores, designed to leverage business and build customer loyalty for the corresponding commercial establishments. Bradesco is also launching the Day-to-Day card for customers with incomes in excess of the minimum wage.

In the area of small, medium and large businesses, the Bank launched two more new products in 2004: Bradesco Centralized Account Card, for managing and controlling expenses with air tickets and the Business and Corporate Cards, both under the MasterCard banner, increasing the range of customer options.

Visa Vale, a company engaged in the benefits-voucher sector, and which is % owned by Bradesco, exceeded the important mark of one million cards for payment of food and meals under the Workers Food Program –PAT.

Bradesco Credit Cards are also accepted in the International Visa and MasterCard Networks, which comprise more than 20 million commercial establishments and services worldwide in 130 countries.

R$ 20.910	billion of total annual billings for the Bradesco Organization Cards, of which R$ 11.477 billion comprised Credit Cards and R$ 9.433 billion comprised Bradesco Visa Electron Debit Cards.

R$ 46.380

million Credit and Debit Cards, a growth rate of 12.90% as compared to 2003, of which 7.622 million are Credit and 38.758 million are Debit cards, comprising respectively 14.75% and 46.35% of the market.

R$ 3.095	billion in assets derived from card business, including installment purchases, financings and pre-paid receivables, an increase of 16.29% as compared to the balance in December 2003.

R$ 1.069	billion in commissions and fees, including commercial establishment commission, annual fee and card protection services for members.

9.2 Receipt, Collection and Payment Solutions

Determined to offer best quality market products and services, Bradesco, combining state-of-the-art technology and its extensive Customer Service Network, offers its customers safe and simple online solutions for all their transactions involving receipts, payments and cash transfers.

Collection, account and payment products comprise a range of options designed to assist companies in the management of their accounts receivable and payable. Innovative processes for the settlement of taxes, duties and contributions are seamlessly integrated with the different Government Departments in the federal, state and municipal spheres and with public utility concessionaires, ensuring increased efficiency in the collection and paying over of funds. At the same time, the Bank offers retirees and pensioners the ease and convenience of receiving their benefits paid by the National Institute of Social Security through its advanced technology structure.

R$ 812.566

billion transacted by the Bradesco online collection, check custody, identified deposit and OCT (tele-processed credit order) products, during the year, corresponding to 854.123 million documents processed.

R$ 401.458

billion in payments made though 111.095 million transactions in 2004 via Pag-For Bradesco - Computer-Registered Supplier Payment and Net Empresa PTRB (online tax payment), facilitating the management of Accounts Payable for more than 288 thousand companies.

R$ 98.756	billion collected during the year in federal, state and municipal taxes and other contributions, comprising 72.038 million documents processed.

R$ 5.341	billion in consolidated CPMF collected, corresponding to 20.20% of the total amount of this contribution, evidencing the significant volume of financial resources handled by the Organization.

R$ 19.392

billion received in electricity, water, gas and telephone bills, comprising 131.677 million documents processed. Of this amount, 50.683 million were paid via Automatic Debit to Current Accounts and Savings Accounts, through a system which is both convenient and practical for customers.

R$ 22.691

billion paid to more than 4.443 million Social Security retirees and pensioners, 19.52% of all those registered with the INSS (National Institute of Social Security), in 44.372 million transactions via the Instant Benefits Payment Card and account credits.

9.3. Stock, Custody and Controllership Services

High-quality services, including custody of securities, controllership, funds for receivables, DR-Depositary Receipt and BDR-Brazilian Depositary Receipt, as well as registrar services for stocks, debentures and investment fund quotas are offered to customers using an appropriate infrastructure and specialized personnel.

Registrar services

164	Companies comprise the Bradesco book-entry computer-registered share system, with 2.481 million shareholders

39	Companies comprise the Bradesco book-entry debentures system with a current total of R$ 18.179 billion.

17	Investment funds comprise the Bradesco book-entry quota system with a current total of R$ 1.081 billion.

2	Registered BDR Programs, with a market value of R$ 247.697 million.

Custody and Controllership Services

R$ 141.250	billion in assets under custody for ___ customers using the Bradesco Custody services (funds, portfolios, DR and funds for receivables).

R$ 225.296	billion in total net assets of the 647 investment funds and managed portfolios using the Bradesco Controllership services.

9	Registered DR Programs, with a market value of R$ 30.376 billion.

10. Bradesco Companies

10.1. Bradesco Insurance Group

Managed by Bradesco Seguros S.A., the Bradesco Insurance Group occupies the leadership position among all groups operating in this segment in Latin America. With an outstanding presence in the insurance, supplementary pension fund and savings bond areas and a vast track record in the launching of new and improved products, the Group’s image is intrinsically associated with innovation.

R$ 88.997	million of net income earned by the Bradesco Insurance Group for 2004, with a return of 29.20% and stockholders' equity of R$ 3.041 billion.

R$ 37.369	billion in unrestricted investments, and those used to cover technical reserves in the insurance, private pension plan and savings bond areas.

R$ 14.031	billion of net revenues from insurance premiums and private pension fund contributions.

R$ 1.358	billion in savings bond billings, with prizes distributed totaling R$ 51.247 million for 1,952 winning bonds out of a year-end total of 31.848 million registered bonds.

R$ 40.558	billion in total assets in the insurance, private pension plan and savings bond areas.

10. 2. BRAM - Bradesco Asset Management S. A. DTVM

Specialized in the management of third-party funds, BRAM attends a number of different market segments, including Bradesco Prime, Bradesco Empresas, Corporate and Private Banking, Retail and Institutional Investors.

2.684	million investors in 507 funds and 105 managed portfolios at December 31, 2004, corresponding to R$ 98.107 billion.

10.3. Banco Finasa S.A.

This is the Bradesco Organization’s consumer sales financing arm, complementing Bradesco’s Direct Consumer Credit and Personal Credit operations. Focusing on the direct relationship with vehicle dealerships and stores which sell other durables and semi-durables and services, the Bank operates through the intermediation of Finasa Promotora de Vendas Ltda., its wholly owned subsidiary.

R$ 342.253	million of net income for the year

R$ 10.300	billion in consolidated assets, up by 86.90% compared to December 2003.

R$ 8.114	billion in credit operations, up by 56.90% compared to December 2003.

10.4. Bradesco Leasing

Specifically focused on vehicles, machinery and equipment, and experienced in the structuring of operating agreements with manufacturers and dealerships.

R$ 1.660 billion was the balance of leasing transactions at December 31, 2004, with 11,504 transactions contracted during the year.

27,116 lease agreements in force at the year-end, evidencing the wide distribution of the business.

10.5. Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Over the years, the Corretora has consolidated its important presence at the BOVESPA stock exchange trading sessions and expanded its online home-broker transactions. In the Mercantile and the Futures Exchange (BM&F), the Corretora was ranked among the best performing institutions.

In conjunction with the Bank’s Economic Area, the Corretora offers an investment analysis service, as well as acting as a representative of non-resident investors in Brazil in transactions carried out in the financial and capital markets, in the management of investment clubs and in custody services for individuals and non-institutional legal entities.

Structured to facilitate the participation of small investors in the stock market, its exclusive Automatic Share Trading System (SANA) permits the purchase and sale of stock in small lots via computer terminals available throughout the Bradesco Customer Service Network. This system can also be used for the intermediation of public offerings of shares.

R$ 16.462	billion traded by Bradesco Corretora at the BOVESPA corresponding to 461,258 buy and sell orders for 120,435 investors during the year.

2.856	million contracts traded at the BM&F, corresponding to a financial volume of R$ 315.775 billion.

R$ 1.375	billion traded via Home Broker, corresponding to 232,200 buy and sell orders;

27,781	registered investors at December 31, 2004.

11,426	registered customers in the Custody Portfolio at December 31, 2004.

10.6.Bradesco Consórcios Ltda. (consortium purchase plan system)

Designed to sell consortium quotas for the purchase of light and heavy vehicles and real estate, Bradesco Consórcios commenced its activities in January 2003, securing over this short period of time the confidence of a significant number of customers. The sale of quotas through the extensive Bradesco Customer Service Network, associated with the security and credibility of the Bradesco mark, is an important competitive differential, reflected in the preference of an increasing number of consortium plan members.

150,170	quotas sold up to December 31, securing first place for Bradesco in the real estate segment.

R$ 4.322	billion in billings for the year.

11. Corporate Governance

The modern corporate governance practices adopted by the Bradesco Organization have contributed to improving its relationship and transparency with investors, as well as its performance in all of its activity segments. Various initiatives have been adopted to date, such as: tag-along rights in the proportion of 100% for common shares and 80% for preferred shares; codes for corporate ethics and business sector ethics in the areas of accounting and financial management; a disclosure policy instrument for significant acts or facts and securities trading; the presence of two independent members on the Board of Directors; the progress in the transparency of information reported to the market, published in three languages, Portuguese, English and Spanish; the disclosure, audit, internal controls/compliance and remuneration committees and more recently Bradesco’s adherence to the Equator Principles.

As from June 2001, Bradesco shares are included in the BOVESPA’s Level 1 Corporate Governance index. Moreover, since Bradesco’s shares are traded in foreign stock exchanges, the Bank also prepares its financial statements in accordance with generally accepted US accounting principles (US-GAAP).

We stress that during the year, no non-audit services were contracted by the Bradesco Organization or provided by KPMG Auditores Independentes for an amount which exceeds 5% of the total external audit costs. This policy complies with the principles designed to maintain the independence of external auditors as follows: auditors should not audit their own work, nor exercise management functions for their clients, nor promote the interests of such clients. Each external audit is contracted for a maximum five-year period pursuant to Brazilian Central Bank regulations.

At the Ordinary General Meeting of March 10, 20043, approval was given to maintain the Fiscal Council comprising 3 full members and 3 alternates with terms through 2005, with one full member and his/her alternate elected from among the preferred stockholders.

11.1. Internal Controls and Compliance

The Internal Controls and Compliance system is subordinated to the guidance and supervision of the Board of Directors and is an important instrument in the management of all business activities, designed principally to ensure compliance with legal and regulatory standards, guidelines, plans, procedures and internal rules and to minimize risk of losses and damage to the Organization’s institutional image. The Board is also responsible for analyzing and approving the Compliance Reports prepared by the Internal Controls and Compliance Committee.

In addition, measures are being taken to ensure that Bradesco complies with the rules established in Section 404 of the U.S. Sarbanes-Oxley Act, which addresses the certification of the financial statements and related internal controls.

11.2. Information Transparency and Disclosure Policies

During the year, as part of its investor relations strategy and market relationship in general, Bradesco organized 82 internal and external meetings with analysts, 5 conference calls and 9 presentations abroad. In addition, the Organization publishes as quarterly Report on Economic and Financial Analysis, a detailed compilation of the information most commonly requested by area specialists.

All significant related information concerning the Bradesco Organization is available in the Investor Relations Sections of the Bradesco website at www.bradesco.com.br including, for example, profile, background, share structure, management’ reports, earnings reports, latest acquisitions, market analyst meetings (APIMEC and ABAMEC), and other information on the financial market in Portuguese, English and Spanish.

The Bank distributes a monthly customer news bulletin called “Cliente Sempre em Dia” with a circulation of 1 million copies, as well as a quarterly bulletin called “Acionista Sempre em Dia” for stockholders, magazine called Revista Bradesco Rural, for readers in the agribusiness area, with a circulation of 20 thousand copies each, and the Revista Bradesco with a circulation of 70 thousand copies, which also focuses on Bradesco’s external public.

12. Risk Management

Fully independent and directly subordinated to an Executive Officer and the Bank’s President, the management of risks involves an integrated series of controls and processes, covering credit, market and liquidity, as well as operating risks. As a matter of principle, the Organization adopts a conservative policy in terms of exposure to risk, whereby policies and limits are defined by Senior Management, including risks directly affecting its minimum capital requirement.

12.1. Credit Risk

At Bradesco, the management of credit risk is based on best market practice and complies with the rules proposed in the New Basel Accord, which require a high level of discipline and control in the analysis of the transactions carried out, safeguarding process integrity and independence. Risk management involves a permanent and continuously developing process designed to map, check and diagnose the models, instruments, policies and procedures in place, based on studies and analyses compatible with the Organization’s reality.

12.2. Market and Liquidity Risk

The Organization’s market risk management policy is conservative and limits (based on Value at Risk Methodology) are defined by Senior Management and monitored independently every day. On a complementary basis, the liquidity risk management policy is designed to ensure that the Organization is able to settle transactions in a timely and secure manner, through a series of controls, the establishment of technical limits and the ongoing assessment of the positions assumed and financial instruments used. Both market and liquidity risks are monitored, checked and managed using models aligned with best local and international market practices and with the recommendations and standards established by the regulatory agencies.

12.3. Operating Risk Management

The Organization operates in conformity with the principles of good management practices established by the Basel Committee for operating risk management, as well as the guidelines contained in the New Capital Accord (Basel II). The Organization’s Operating Risk Management process is based on the dissemination the Bank’s culture, disclosure of policies, implementation of methodologies, models and own instruments designed to increase operating efficiency and its competitive edge, arising from the decrease in operating loss levels and the optimization of the economic and regulatory capital to be allocated.

It has its own accounting structure which is segregated to facilitate the exclusive recording of loss events and also a specific management system which supports the detailed, streamlined analyses of operating risk information.

12.4. Information System Security

The Corporate Information Security Policy and Guidelines are designed to protect the Bank’s information assets, including its databases, IT environments, documents, files, system backups and system and information access controls, protection in generating and transmitting data, and other security management tools. Restricted data and information which is of exclusive interest to customers, as well as the Organization’s strategic information, is treated internally with strict secrecy and fully protected by internal controls and IT systems. To ensure procedure compliance, ongoing staff training, awareness and policy review programs are maintained.

12.5. Credit Policy

In addition to its pursuit of security, quality and liquidity in the investment of assets, the Organization’s credit policy is also designed to minimize risks and offer agile and profitable business, as well as guiding the setting of operating limits and granting of credit.

As part of this system, the Branches operate within varying limits based on their size and the type of guarantees, while the specialized credit scoring systems facilitate and support the approvals process, based on security standards. The credit committees located at the Bank’s headquarters also play an important role, centralizing, analyzing and authorizing credit operations at amounts above the branch limits.

Operations are diversified, dispersed and focused on individuals and businesses with sound payment capacity and integrity and are secured by underlying guarantees which are deemed sufficient to cover the risks assumed.

12.6. Money Laundering Prevention

The Bradesco Organization maintains a policy for the prevention and combat of money laundering in compliance with the legislation and regulations in force. The Compliance structure has a specific area responsible for managing and monitoring all transactions and financial activity carried out in its business environment.

The Bank’s know-your-customer policy, supported by constantly improved systems for monitoring and identifying unusual transactions, is specifically designed to prevent possible use of the Organization in money laundering practices.

These measures, in conjunction with specific analyses, guarantee full compliance with the policies established by Senior Management and ensure that the Institution, its directors, stockholders, customers and employees are protected.

13. Marketing

Bradesco commenced 2004 as the exclusive sponsor of the Picasso Exhibition, one of the main events in commemoration of the city of São Paulo’s 450th anniversary, which brought 125 works of art from the Picasso Museum in Paris and attracted a visiting public of more than 900 thousand. During the period the exhibition was on show, Bradesco aired its commercials and advertisements, as well as organizing an open air exhibition reproducing some of the artist’s most famous works displayed on gigantic panels. On an institutional level, the Bank continued its campaign called Debates, showing the facilities offered by Bradesco, with 3 films in addition to the previous trio produced in 2003. This proposal strengthened Bradesco’s image as the best choice for customers.

As one of the sponsors of the transmission of the Olympic Games by the Globo TV Network, Bradesco aired thematic commercials and spots associating the Bradesco mark with different types of sports.

During the year, a number of actions were put into place strengthening the Bank’s segmentation strategy. For example, the slogan “Bradesco Prime matches you perfectly in every way” highlights Bradesco Prime’s personalized customer service with a campaign using different ads for the female and male public. Another effort addressed Bradesco Empresas with advertising material focused on the concept of productive cycle relationships.

The Bank also launched a number of other product and service campaigns, among which we highlight promotional drives for Bradesco Credit and Debit cards, Internet Banking and Bradesco Vida e Previdência, supplementary pension plans. Another campaign focusing the Investment Account was launched and aired in cinemas nationwide. In the credit area, the Bank used humor in an unprecedented campaign designed to foment the demand for credit via Bradesco Multipurpose Credit.

836	regional, industry and/or professional events, including business fairs, seminars, conventions and cultural and community events throughout Brazil, received support from Bradesco.

14. Recognition

Ratings – In 2004, Bradesco’s ratings were the highest attributed to Brazilian Banks by the national and international rating agencies: Austin Rating, Fitch Atlantic Ratings, Moody's Investors Service, SR Rating and Standard & Poor's.

Ranking – Bradesco’s leadership was highlighted by important national and international publications, including the following:

  Leader in payment of dividends out of banks from 9 different countries, ranked 1st and 2nd place in the list 2003 prepared by the consulting firm Economática.

  Best fund manager according to the consulting firm Risk Office and Investidor Institucional magazine.

  Leader for the sixth consecutive year out of a list of Brazil’s 100 largest private business groups, according to Exame magazine’s biggest and best guide, Guia Melhores e Maiores.

  Only Non-Government Brazilian company listed in Fortune Global 500.

  Best fund manager in Brazil, title awarded to the Bank, for the third year running, by the Guia Exame Best Investment Fund Guide.

  Ranked leader out of Latin America’s 100 Biggest Banks according to the Latin Trade magazine.

  Best investment fund manager according to the Invest Tracker Estadão Best Manager ranking.

  Brazil’s best investment manager for the second year in a row, according to the personal investment guide Guia Você S/A.

Awards – Bradesco received 38 awards in 2004 which confirm, based on independent opinions, Bradesco’s market leadership and the quality of the products and services offered, among which we highlight the following:

  Best Bank in Foreign Exchange Transactions, according to Global Finance magazine.

  Brazil’s 100 Most-Wired Companies, rated 1st place for Cutting-edge Information Technology.

  Global Finance Award, given by Global Finance magazine for Best Consumer Internet Bank – Brazil.

  e-finance 2003 Award given by Executivos Financeiros magazine, highlighting: Internet Banking – Best Website Group and Banco Postal – Best Correspondent Bank Project.

  Animec Seal Award given by the National Association of Capital Market Investors.

  Quality Bank Award from Banco Hoje magazine.

  Best Listed Company Presentation for 2003, awarded by APIMEC’s Northeast, Federal District and Southern chapters.

ISO 9001/2000 Certification – The Bradesco Organization ended the year with 81 products and services certified by this important quality accreditation, evidencing its commitment to providing increasing ease and convenience for customers and users in all of its initiatives.

15. The Bradesco Organization’s Social Action Program

The Bradesco Foundation (Fundação Bradesco), present in all of Brazil’s states and the Federal District, with an educational network comprising 40 Schools installed as a priority in regions which are both socially and economically deprived, provides formal education for children, young people and adults. The most recently built unit, with capacity to attend 2 thousand students, was opened in 2004, in Osasco, the municipality in which the Bradesco Organization is headquartered.

During the year, more than 107 thousand students received education free of charge, including those enrolled on its youth and adult education and basic professional training courses. Another important aspect of the Foundation’s work, on a national level, is the provision of free meals, uniforms, school materials and medical/dental care to its more than 50 thousand pre, junior, middle and high school and technical/vocational training students.

For the last seven years, the pass rate has matched the best international pass rates 96%.

Over time, the Foundation’s ties with Brazil’s regional labor markets have strengthened constantly, through its courses focused on basic level vocational training. The Foundation’s main feature, determined by specific community interests, is the qualification of participants to open up their own businesses or pursue better jobs in the employment market. Courses include among others, Printing Technology, Agriculture and Livestock Raising, Business Management, Information Technology, Fashion, Leisure and Development.

This combination of achievements extends even further as a result of the multiple partnerships entered into by the Foundation and which facilitate the implementation of special programs designed to provide access to latest-state knowledge for all income brackets of the Brazilian population. On such example is the alliance formed with Aban Informatics Limited for the use of educational software, based on animations and illustrations, in its junior and high schools, in the areas of physics, chemistry, biology and math. Emphasis should also be given to the Digital Inclusion project carried out in partnership with Microsoft, which trained some 7 thousand students free-of-charge at the Digital Inclusion Centers – CID.

The Virtual Classroom, Bradesco Foundation’s e-learning architecture, created in partnership with NIIT and ABAN from India, will provide some 250 IT courses. At the same time, the Cisco Networking Academy Project, developed in partnership with Cisco Systems, is also recording significant figures: during the year, some 1,230 students were qualified to install, design and administrate computer networks.

In partnership with the Media Lab, MIT’s research center, the Foundation develops projects which are basically designed to integrate technology with social issues, such as the “The City We Want” project which joins students and teachers in debates surrounding urban issues, in regular classes and special workshops, sharing ideas with schools and communities from different countries via the Internet. The program involves 28 Bradesco Foundation schools, in 24 states and the federal district. In 2004, innovations included the integration of researchers from institutions in developing countries.

Launched as a pioneer project seven years ago, the basic computer skills course for the visually impaired has qualified 5,400 students at 32 Foundation units and 35 partner Institutions. Using Microsoft Windows and the Internet, the project is recognized internationally for its practical content, one of the symbols of Bradesco’s vocation for social integration.

The range of partnerships can be seen from various different angles. In the case of technology, the framework is completed by two far-reaching projects. One is the ‘Intel Education for the Future’ program. This program is part of a worldwide initiative organized by Intel Semiconductors, designed to eliminate barriers against the use of technology as a learning tool. The second is the ‘Education for Social and Professional Inclusion’ program which is designed to offer educational and professional qualification, in the IT area, to more than 800 thousand youths in partnership with the São Paulo State education authorities and the State Foundation for Child and Youth Welfare (FEBEM). The courses are given inside the FEBEM’s correctional units and once qualified the internees are apt to work as monitors in the public school network.

With the Globo Group’s Roberto Marinho Foundation, the Bradesco Foundation maintains a partnership, as co-founder of the TV Channel Futura, the Knowledge Channel, which is Brazil’s first educational channel to be financed and managed entirely by private-sector initiative. At present, the channel has some 20 million viewers, evidencing the scope of an educational project which uses TV as its main tool for providing services and fostering social advancement.

Also in partnership with the Roberto Marinho Foundation, the Ministry of Justice and Funap - Fundação Professor Manoel Pedro Pimentel, in 2004, the Bradesco Foundation offered formal education at elementary grade level to more than 1000 prisoners at 20 penitentiaries in the State of São Paulo.

Along the same lines, we highlight the Youth and Adult Literacy program Alfabetização Solidária, created in 1997 by the Comunidade Solidária Committee, which, in the North and Northeast regions of Brazil, is responsible for extending access to formal Youth and Adult Education. The Foundation’s participation in this program ensures that some 9 thousand Brazilians learn how to read and write each year.

Emphasis should also be given to the Finasa Sports Project, created by the Organization, which maintains basketball and volleyball training centers, which in 2004, were used by some 3,800 young girls from 10 to 16 years of age.

A number of awards and distinctions confirm the scope and depth of the Bradesco Foundation’s social actions, including environmental conservation. For example, we highlight the 2004 Super Ecology Award, in the Fauna category, given by Superinteressante magazine, for the Quelocan project, developed by high-school teachers and students from the Canuanã school in the State of Tocantins, designed to preserve a particular species of turtle which is in danger of extinction.

The Bradesco Foundation investments and activities are funded exclusively by resources from its own income and donations made by the Bradesco Organization Companies.

R$ 156.656	million of total investments in 2004 and a budget for 2005 of R$ 157.647 million to attend more than 107 thousand students.

R$ 27.814

million in other investments in 2004 by the Bradesco Organization, in social projects for the communities focusing education, arts, culture, sports, healthcare, sanitation, hunger combat and food security.

16. Human Resources

Bradesco’s ongoing staff training program plays a key role in the Organization’s strategy, attending a headcount of 73,644 employees, of whom 62,013 are employed by Bradesco and 11,631 by the subsidiary companies.

The training and qualification programs, aligned with Bradesco’s Human Resource policy, are maintained constantly up to date. These programs are essential for enhancing productivity, service quality and achieving the required level of competitiveness. Concentrated mainly in the operational, technical and behavioral areas, all participants received courses with the same standard of excellence.

Market demands, topics relating to the new economic scenarios and the requirements of latest generation technology are addressed in depth by the specialized instructor teams, with support from an appropriate infrastructure. With more than 111 thousand employee participations during the year, Treinet, Bradesco’s online internet training program, provides the opportunity for employees to acquire up-to-date professional knowledge via distance learning.

Bradesco’s Management Development Programs provide extension courses and permanent learning through partnerships established with Consulting Firms, Universities and Business Schools in the areas of economics, business administration and law and also at post-graduate level.

Internal communication channels at Bradesco also play an important role in the dissemination of information, concepts, different market strategies, moral values and working environment enhancement and include among others, the Interação magazine, which is sent personally to each employee and the “Sempre em Dia” – news bulletin which is published daily. As part of the same philosophy, TV Bradesco contributes at all levels to prepare, integrate and motivate the Organization’s staff.

The welfare benefits designed to improve the quality of life, well being and safety of the Organization’s employees and their dependents, covered 178,361 persons at the end of the year. Highlights include the following:

• Medical and Hospitalization Plan
• Dental Assistance Plan
• Supplementary retirement and pension plan
• Group life and group personal accident insurance policies
• Group automobile insurance policy

Based on a survey carried out among the Organization’s staff, Bradesco was ranked for the 5th time in Guia Exame’s – Best Companies in which to Work guide and for the second year running among the 50 Best Companies for Women Employees, published in the special September 2004 edition of Exame magazine. Bradesco was also rated 1st place among companies with more than 15 thousand employees, as Best People Management Company, prepared by the newspaper Valor Econômico and the Hay Group, which interviewed more than 2000 employees. These awards confirm the motivation of our employees with their workplace, the efficiency of the leadership model used, the benefits offered and the opportunities for personal and professional development by all at the Organization. The following points were highlighted during the surveys.

R$ 52.592	million invested in Training Programs with 467,215 employee participations.

R$ 475,119	million spent on the Meals Program, with 97,198 thousand light meals served and 74,102 meal vouchers supplied daily.

3.427	million medical and hospital consultations during the year.

725.049	dental consultations.

This year’s achievements evidence our highly productive work and consolidate our leadership positions, sowing the seeds that will motive us to surpass future goals in the pursuit to obtain increasingly consistent results. These results project a vision of the future which is perfectly tuned to addressing new and challenging demands. With these credentials, Bradesco reaffirms its ongoing commitment to contribute to the goals of progress and well-being for the Brazilian Nation.

Cidade de Deus, January 28, 2005

Board of Directors and
Board of Executive Officers

(A free translation of the original in Portuguese)
• Balance Sheet at December 31 - In thousands of reais

	Bradesco		Consolidated Bradesco

Assets	2004	2003	2004	2003

Current assets	100,625,228	99,765,662	140,075,440	138,679,558
Funds available (Note 8)	2,582,410	2,191,480	2,639,260	2,448,426
Interbank investments (Notes 3b and 9)	28,952,636	37,345,577	21,587,093	31,374,994
Open market investments	16,526,159	27,894,620	15,667,078	26,753,660
Interbank deposits	12,428,460	9,450,957	5,921,998	4,621,334
Provision for losses	(1,983)	-	(1,983)	-
Securities and derivative financial instruments (Notes 3c, 3d, 10, 33b and 33c)	10,721,599	9,971,314	48,743,562	43,537,442
Own portfolio	1,632,668	3,800,342	39,728,754	36,052,706
Subject to repurchase agreements	3,409,541	1,823,897	3,409,541	2,492,111
Derivative financial instruments (Notes 3d and 33c)	449,901	361,489	314,834	196,013
Restricted deposits - Brazilian Central Bank	4,279,088	2,545,405	4,279,088	3,017,797
Privatization currencies	13,880	23,946	13,881	88,058
Subject to collateral provided	935,681	1,416,235	997,464	1,690,757
Unrestricted notes subject to purchase and sale commitments	840	-	-	-
Interbank accounts (Note 11)	15,728,621	12,743,720	15,792,017	13,670,080
Unsettled payments and receipts	22,145	12,182	22,075	20,237
Restricted deposits:
- Brazilian Central Bank	15,682,386	12,716,803	15,696,154	13,580,425
- National Treasury - rural funding	578	578	578	578
- National Housing System - SFH	18,419	13,319	40,235	49,114
Correspondent banks	5,093	838	32,975	19,726
Interdepartmental accounts	145,123	495,279	147,537	514,779
Internal transfer of funds	145,123	495,279	147,537	514,779
Credit operations (Notes 3e, 12 and 33b)	30,270,420	21,608,969	35,406,880	27,948,952
Credit operations:
- Public sector	335,765	5,802	335,765	21,213
- Private sector	32,465,921	23,786,049	37,765,766	30,579,732
Allowance for loan losses (Notes 3e, 12f and 12g)	(2,531,266)	(2,182,882)	(2,694,651)	(2,651,993)
Leasing operations (Notes 2, 3e, 12 and 33b)	-	-	996,535	749,970
Leasing receivables:
- Private sector	-	-	1,912,150	1,650,450
Unearned lease income	-	-	(864,094)	(832,633)
Allowance for leasing losses (Notes 3e, 12f and 12g)	-	-	(51,521)	(67,847)
Other receivables	11,973,613	15,294,760	13,874,197	17,711,364
Receivables on guarantees honored (Note 12a-2)	811	589	811	624
Foreign exchange portfolio (Note 13a)	7,336,806	10,916,404	7,336,806	11,102,537
Income receivable	1,150,502	895,025	190,968	329,984
Negotiation and intermediation of securities	296,715	350,463	357,324	602,020
Insurance premiums receivable	-	-	988,029	889,276
Sundry (Note 13b)	3,326,327	3,224,517	5,143,296	4,898,310
Allowance for other losses (Notes 3e, 12f and 12g)	(137,548)	(92,238)	(143,037)	(111,387)
Other assets (Note 14)	250,806	114,563	888,359	723,551
Other assets	211,243	188,251	460,864	555,391
Allowance for losses	(120,296)	(103,711)	(224,144)	(244,146)
Prepaid expenses (Note 14b)	159,859	30,023	651,639	412,306
Long-term receivables	31,787,143	21,204,714	39,904,516	32,461,790
Interbank investments (Notes 3b and 9)	3,642,474	603,457	759,628	349,009
Interbank deposits	3,643,456	603,457	760,610	349,009
Provision for losses	(982)	-	(982)	-
Securities and derivative financial instruments (Notes 3c, 3d, 10, 33b and 33c)	9,553,114	7,500,329	13,678,096	10,267,338
Own portfolio	5,546,888	1,933,286	11,526,991	6,886,337
Subject to repurchase agreements	3,290,366	5,307,714	1,398,228	3,190,741
Derivative financial instruments (Notes 3d and 33c)	115,191	167,492	83,122	36,298
Restricted deposits - Brazilian Central Bank	233,475	91,837	233,475	91,837
Privatization currencies	10,267	-	68,606	-
Subject to collateral provided	356,927	-	367,674	62,125
Interbank accounts (Note 11)	161,618	142,534	295,085	342,757
Restricted deposits:
- National Housing System - SFH	161,618	142,534	295,085	342,757
Credit operations (Notes 3e, 12 and 33b)	13,565,376	9,812,720	16,484,007	14,213,766
Credit operations:
- Public sector	201,210	51,263	201,210	165,051
- Private sector	14,459,756	10,625,483	17,476,582	15,189,238
Allowance for loan losses (Notes 3e, 12f and 12g)	(1,095,590)	(864,026)	(1,193,785)	(1,140,523)
Leasing operations (Notes 2, 3e, 12 and 33b)	-	-	559,786	556,463
Leasing receivables:
- Private sector	-	-	1,325,076	1,209,083
Unearned lease income	-	-	(712,596)	(605,901)
Allowance for leasing losses (Notes 3e, 12f and 12g)	-	-	(52,694)	(46,719)
Other receivables	4,647,239	2,886,275	7,790,395	6,387,401
Income receivable	-	-	6,152	1,080
Negotiation and intermediation of securities	-	-	-	523
Insurance premiums receivable	-	-	-	82
Sundry (Note 13b)	4,652,201	2,893,737	7,794,112	6,426,547
Allowance for other losses (Notes 3e, 12f and 12g)	(4,962)	(7,462)	(9,869)	(40,831)
Other assets (Note 14)	217,322	259,399	337,519	345,056
Other assets	-	-	16,410	31,603
Allowance for losses	-	-	(6,190)	(13,039)
Prepaid expenses (Notes 14b)	217,322	259,399	327,299	326,492
Permanent assets	17,538,316	19,917,934	4,946,512	4,956,342
Investments (Notes 3h, 15 and 33b)	15,389,848	18,266,277	1,101,174	862,323
Investments in subsidiary and associated companies:
- Local	14,701,056	17,659,304	496,054	369,935
- Foreign	723,470	656,768	-	-
Other investments	82,802	57,994	971,311	857,985
Allowance for losses	(117,480)	(107,789)	(366,191)	(365,597)
Property and equipment in use (Notes 3i and 16)	1,348,180	1,222,393	2,270,497	2,291,994
Buildings in use	513,669	426,490	1,357,063	1,398,735
Other fixed assets	2,770,072	2,546,769	3,604,741	3,480,636
Accumulated depreciation	(1,935,561)	(1,750,866)	(2,691,307)	(2,587,377)
Leased assets (Note 16)	-	-	18,951	34,362
Leased assets	-	-	58,463	63,812
Accumulated depreciation	-	-	(39,512)	(29,450)
Deferred charges (Notes 2, 3j and 17)	800,288	429,264	1,555,890	1,767,663
Organization and expansion costs	1,968,908	924,572	1,268,436	1,124,058
Accumulated amortization	(1,168,620)	(495,308)	(738,738)	(572,620)
Goodwill on acquisition of subsidiaries, net of amortization (Notes 2, 3j and 17a)	-	-	1,026,192	1,216,225
Total	149,950,687	140,888,310	184,926,468	176,097,690

	Bradesco		Consolidated Bradesco

Liabilities and Stockholders' Equity	2004	2003	2004	2003

Current liabilities	98,227,692	99,557,495	121,457,684	120,393,234
Deposits (Notes 3k and 18a)	55,259,593	43,699,653	53,120,608	45,129,749
Demand deposits	15,161,742	11,974,072	15,297,825	12,909,168
Savings deposits	24,782,646	21,370,959	24,782,646	22,140,171
Interbank deposits	2,489,211	2,070,056	19,499	31,400
Time deposits (Note 33b)	12,741,759	8,284,566	12,936,403	10,049,010
Other deposits	84,235	-	84,235	-
Deposits received under security repurchase agreements (notes 3k and 18a)	20,983,678	32,557,847	20,876,980	31,096,780
Own portfolio	6,291,538	4,807,391	6,238,699	4,965,528
Third-party portfolio	14,483,896	18,355,121	14,430,876	17,558,740
Unrestricted portfolio	208,244	9,395,335	207,405	8,572,512
Funds from issuance of securities (Notes 18b and 33b)	2,366,538	3,932,903	2,012,706	4,191,807
Mortgage notes	663,600	858,180	670,290	971,682
Debentures	-	-	-	7,291
Securities issued abroad	1,702,938	3,074,723	1,342,416	3,212,834
Interbank accounts	174,068	543,826	174,066	529,332
Unsettled receipts and payments	2	-	-	-
Interbank onlendings	-	174,296	-	159,098
Correspondent banks	174,066	369,530	174,066	370,234
Interdepartmental accounts	1,743,464	1,709,525	1,745,721	1,782,068
Third-party funds in transit	1,743,464	1,709,525	1,745,721	1,782,068
Borrowings (Notes 19a and 33b)	6,875,197	6,392,589	6,873,310	6,446,261
Local borrowings - official institutions	-	-	1,376	2,070
Local borrowings - other institutions	-	-	11,756	4,010
Foreign currency borrowings	6,875,197	6,392,589	6,860,178	6,440,181
Local onlendings - official institutions (Notes 19b and 33b)	2,562,400	1,584,239	2,650,732	2,287,261
National Treasury	72,165	51,398	72,165	51,398
National Bank for Economic and Social Development (BNDES)	987,294	781,621	987,294	855,524
Federal Savings Bank (CEF)	32,426	1,443	35,164	55,240
Government Agency for Machinery and Equipment Financing (FINAME)	1,469,554	748,890	1,555,148	1,324,212
Other institutions	961	887	961	887
Foreign onlendings (Notes 19b and 33b)	8,189	14,053	42,579	14,406
Foreign onlendings	8,189	14,053	42,579	14,406
Derivative financial instruments (Notes 3d and 33)	167,494	20,335	165,430	30,715
Derivative financial instruments	167,494	20,335	165,430	30,715
Technical reserves for insurance, private pension plans and savings bonds (Notes 3g and 23)	-	-	22,815,849	16,863,995
Other liabilities	8,087,071	9,102,525	10,979,703	12,020,860
Collection of taxes and other contributions	152,999	85,526	204,403	130,893
Foreign exchange portfolio (Note 13a)	3,011,421	5,107,731	3,011,421	5,118,801
Social and statutory payables	879,550	832,311	900,266	844,424
Taxes and social security contributions	293,209	502,799	1,078,038	1,596,338
Negotiation and intermediation of securities	272,810	353,885	312,267	595,958
Subordinated debt (Notes 21 and 33b)	44,543	33,527	69,387	60,935
Sundry (note 22)	3,432,539	2,186,746	5,403,921	3,673,511
Long-term liabilities	36,503,508	27,776,315	48,138,948	42,013,073
Deposits (Notes 3k and 18a)	18,013,943	13,090,389	15,522,719	12,894,136
Interbank deposits	2,488,195	2,142,315	-	-
Time deposits (Note 33b)	15,525,748	10,948,074	15,522,719	12,894,136
Deposits received under security repurchase agreements (Notes 3k and 18a)	2,008,978	1,693,406	2,009,423	1,695,945
Own portfolio	2,008,978	1,693,406	2,009,423	1,695,945
Funds from issuance of securities (Notes 18b and 33b)	3,231,488	2,527,162	3,044,786	2,655,089
Mortgage notes	10,832	57,420	10,832	59,174
Securities issued abroad	3,220,656	2,469,742	3,033,954	2,595,915
Borrowings (Notes 19a and 33b)	688,149	771,923	688,085	777,095
Foreign currency borrowings	688,149	771,923	688,085	777,095
Local onlendings - official institutions (Notes 19b and 33b)	5,588,602	3,985,604	5,704,666	5,267,005
BNDES	2,684,713	2,445,941	2,684,713	2,547,938
CEF	351,316	-	360,656	404,313
FINAME	2,549,890	1,539,663	2,656,614	2,314,754
Other institutions	2,683	-	2,683	-
Foreign onlendings (Notes 19b and 33b)	-	2,755	-	2,755
Foreign onlendings	-	2,755	-	2,755
Derivative financial instruments (Notes 3d and 33)	8,873	20,474	8,217	21,654
Derivative financial instruments	8,873	20,474	8,217	21,654
Technical reserves for insurance, private pension plans and savings bonds (Notes 3g and 23)	-	-	10,852,805	9,544,957
Other liabilities	6,963,475	5,684,602	10,308,247	9,154,437
Social and statutory payables	-	-	-	7,461
Taxes and social security contributions	1,055,434	850,006	3,417,349	3,185,120
Subordinated debt (Notes 21 and 33b)	5,303,358	4,333,875	5,903,358	4,933,875
Sundry (Note 22)	604,683	500,721	987,540	1,027,981
Deferred income	4,841	7,620	44,600	31,774
Deferred income	4,841	7,620	44,600	31,774
Minority interest in subsidiary companies (Note 24)	-	-	70,590	112,729
Stockholders' equity (Note 25)	15,214,646	13,546,880	15,214,646	13,546,880
Capital:
- Local residents	6,959,015	6,343,955	6,959,015	6,343,955
- Foreign residents	740,985	656,045	740,985	656,045
Unpaid capital	(700,000)	-	(700,000)	-
Capital reserves	10,853	8,665	10,853	8,665
Revenue reserves	7,745,713	6,066,640	7,745,713	6,066,640
Mark-to-market adjustment - securities and derivatives	458,080	478,917	458,080	478,917
Treasury stock	-	(7,342)	-	(7,342)
Stockholders’ equity managed by the parent company	-	-	15,285,236	13,659,609
Total	149,950,687	140,888,310	184,926,468	176,097,690

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)
• Statement of Income - December 31 - In thousands of reais, except share data

	Bradesco			Consolidated Bradesco

		Years Ended December 31

	2nd Half of 2004	2004	2003	2004	2003

Income from lending and trading activities	10,191,571	19,684,272	18,337,397	26,203,227	28,033,866

Credit operations (Notes 12i)	5,245,759	10,487,637	8,826,955	12,731,435	12,294,528
Leasing operations (Note 12i)	-	-	-	300,850	307,775
Securities transactions (Note 10e)	3,176,252	6,107,239	7,416,257	4,921,179	7,832,965
Financial income on insurance, private pension plans and savings bonds (Note 10e)	-	-	-	5,142,434	5,359,939
Derivative financial instruments (Note 33c v)	1,132,858	1,272,030	46,016	1,238,890	55,192
Foreign exchange transactions (Note 13a)	27,798	686,495	811,747	691,302	797,702
Compulsory deposits (Note 11b)	608,904	1,130,871	1,236,422	1,177,137	1,385,765

Expenses	6,000,928	12,985,817	13,977,123	15,013,996	17,201,888
Interest and charges on:
Deposits (Note 18c)	4,878,064	9,839,145	10,673,277	8,486,003	10,535,497
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds (Note 18c)	-	-	-	3,215,677	3,120,342
Borrowings and onlendings (Note 19c)	270,695	1,349,198	1,041,228	1,253,175	1,083,379
Leasing operations (Note 12i)	-	-	-	17,492	12,981
Provision for loan losses (Notes 3e, 12f and 12g)	852,169	1,797,474	2,262,618	2,041,649	2,449,689

Income from financial intermediation	4,190,643	6,698,455	4,360,274	11,189,231	10,831,978

Other operating income (expenses)	(2,135,076)	(3,672,532)	(2,703,518)	(7,071,120)	(7,278,870)

Commissions and fees (Notes 26)	2,227,340	4,170,936	3,177,995	5,824,368	4,556,861
Income on insurance premiums, private pension plans and savings bonds (Notes 3g, 4a and 23c)	-	-	-	13,283,677	11,726,088
Variation in technical reserves for insurance, private pension plans and savings bonds (Notes 3g and 4a)	-	-	-	(3,964,106)	(3,670,163)
Claims - insurance operations (Notes 3g and 4a)	-	-	-	(5,159,188)	(3,980,419)
Savings bond draws and redemptions (Notes 3g and 4a)	-	-	-	(1,223,287)	(1,099,554)
Insurance and pension plan selling expenses (Note 3g)	-	-	-	(867,094)	(762,010)
Expenses with pension plan benefits and redemptions (Notes 3g and 4a)	-	-	-	(2,130,647)	(2,362,771)
Personnel expenses (Note 27)	(2,253,958)	(4,203,207)	(3,622,225)	(4,969,007)	(4,779,491)
Other administrative expenses (Notes 4a and 28)	(2,005,950)	(3,929,830)	(3,343,773)	(4,937,143)	(4,814,204)
Tax expenses	(460,306)	(844,994)	(552,905)	(1,464,446)	(1,054,397)
Equity in the earnings of subsidiary and associated companies (Note 15c)	757,983	2,090,090	1,984,408	163,357	5,227
Other operating income (Notes 4a and 29)	289,796	460,370	754,218	1,198,532	1,697,242
Other operating expenses (Notes 4a and 30)	(689,981)	(1,415,897)	(1,101,236)	(2,826,136)	(2,741,279)

Operating income	2,055,567	3,025,923	1,656,756	4,118,111	3,553,108

Non-operating income (expenses), net (Note 31)	(37,236)	(58,580)	174,187	(491,146)	(841,076)

Income before taxes and profit sharing	2,018,331	2,967,343	1,830,943	3,626,965	2,712,032

Provision for income tax and social contribution (Notes 35a and 35b)	(208,229)	92,808	475,396	(554,345)	(396,648)

Minority interest in subsidiaries	-	-	-	(12,469)	(9,045)

Net income	1,810,102	3,060,151	2,306,339	3,060,151	2,306,339

Interest attributed to own capital (Note 25c)	(673,582)	(1,324,983)	(1,347,018)

Number of shares outstanding (Notes 25a and 25b)	474,433,125	474,433,125	158,530,462
Net income per share - In reais	3.82	6.45	14.55

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)
• Statement of Changes in Stockholders' Equity - In thousands of reais

Events	Paid-up capital		Capital reserves		Revenue reserves		Mark-to-market adjustment - Securities and Derivatives		Treasury stock	Retained earnings	Total

	Capital	Unpaid capital	Income tax incentives	Other	Legal	Statutory	Own	Associated and subsidiary companies

At June 30, 2004	7,000,000	-	2,103	8,167	977,132	5,688,156	(49,893)	77,596	(52,889)	-	13,650,372
Capital to be paid	700,000	(700,000)	-	-	-	-	-	-	-	-	-
Adjustment of Exchange Membership Certificates	-	-	-	583	-	-	-	-	-	-	583
Treasury stock	-	-	-	-	-	-	-	-	(3,206)	-	(3,206)
Cancellation of treasury stock	-	-	-	-	-	(56,095)	-	-	56,095	-	-
Mark-to-market adjustment - Securities and derivatives	-	-	-	-	-	-	1,880	428,497	-	-	430,377
Net income	-	-	-	-	-	-	-	-	-	1,810,102	1,810,102
Appropriation of net income: - Reserves	-	-	-	-	90,505	1,046,015	-	-	-	(1,136,520)	-
- Interest attributed to own capital	-	-	-	-	-	-	-	-	-	(673,582)	(673,582)

At December 31, 2004	7,700,000	(700,000)	2,103	8,750	1,067,637	6,678,076	(48,013)	506,093	-	-	15,214,646

At December 31, 2002	5,200,000	-	-	7,435	799,312	4,916,005	100,871	(91,719)	(86,175)	-	10,845,729
Capital increase through subscription	501,000	-	-	-	-	-	-	-	-	-	501,000
Capital increase through incorporation of shares	788,735	-	-	-	-	-	-	-	-	-	788,735
Capital increase with reserves	510,265	-	-	(7,435)	-	(502,830)	-	-	-	-	-
Share premium	-	-	-	7,046	-	-	-	-	-	-	7,046
Cancellation of treasury stock	-	-	-	-	-	(86,175)	-	-	86,175	-	-
Treasury stock	-	-	-	-	-	-	-	-	(7,342)	-	(7,342)
Fiscal incentives	-	-	844	-	-	-	-	-	-	-	844
Adjustment of Exchange Membership Certificates	-	-	-	775	-	-	-	-	-	-	775
Mark-to-market adjustment - Securities and derivatives	-	-	-	-	-	-	(143,890)	613,655	-	(18,993)	450,772
Net income	-	-	-	-	-	-	-	-	-	2,306,339	2,306,339
Appropriation of net income: - Reserves	-	-	-	-	115,317	825,011	-	-	-	(940,328)	-
- Interest attributed to own capital	-	-	-	-	-	-	-	-	-	(1,347,018)	(1,347,018)

At December 31, 2003	7,000,000	-	844	7,821	914,629	5,152,011	(43,019)	521,936	(7,342)	-	13,546,880

Capital to be paid	700,000	(700,000)	-	-	-	-	-	-	-	-	-
Adjustment of Exchange Membership Certificates	-	-	-	929	-	-	-	-	-	-	929
Treasury stock	-	-	-	-	-	-	-	-	(48,753)	-	(48,753)
Cancellation of treasury stock	-	-	-	-	-	(56,095)	-	-	56,095	-	-
Fiscal incentives	-	-	1,259	-	-	-	-	-	-	-	1,259
Mark-to-market adjustment - Securities and derivatives	-	-	-	-	-	-	(4,994)	(15,843)	-	-	(20,837)
Net income	-	-	-	-	-	-	-	-	-	3,060,151	3,060,151
Appropriation of net income: - Reserves	-	-	-	-	153,008	1,582,160	-	-	-	(1,735,168)	-
- Interest attributed to own capital	-	-	-	-	-	-	-	-	-	(1,324,983)	(1,324,983)

At December 31, 2004	7,700,000	(700,000)	2,103	8,750	1,067,637	6,678,076	(48,013)	506,093	-	-	15,214,646

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)
• Statement of Changes in Financial Position - In thousands of reais

	Bradesco			Consolidated Bradesco

		Years Ended December 31

	2nd Half of 2004	2004	2003	2004	2003

FINANCIAL RESOURCES WERE PROVIDED BY :	24,460,990	36,732,177	42,776,844	36,066,941	39,595,630
Net income	1,810,102	3,060,151	2,306,339	3,060,151	2,306,339
Adjustments to net income	(918,983)	(1,769,700)	(1,739,453)	1,058,715	1,678,886
Depreciation and amortization	191,880	383,585	359,223	548,000	623,113
Amortization of goodwill	117,020	238,010	194,946	713,372	1,035,080
Change in provision for investments	268	(287)	22,200	(10,263)	28,714
Equity in the earnings of subsidiary and associated companies	(757,983)	(2,090,090)	(1,984,408)	(163,357)	(5,227)
Other	(470,168)	(300,918)	(331,414)	(29,037)	(2,794)
Change in deferred income	(567)	(2,779)	895	12,826	15,931
Change in minority interest	-	-	-	(42,139)	(158,335)
Mark-to-market adjustment - securities available for sale	430,377	(20,837)	450,772	(20,837)	450,772
Stockholders	-	-	1,296,781	-	1,296,781
Capital increase through subscription	-	-	501,000	-	501,000
Capital increase through incorporation of shares	-	-	788,735	-	788,735
Share premium	-	-	7,046	-	7,046
Fiscal incentive investments	-	1,259	844	1,259	844
Third parties:
- Increase in liabilities	12,434,313	19,885,400	34,658,545	19,257,389	32,966,215
Deposits	5,991,593	16,483,494	7,843,739	10,619,442	1,660,722
Deposits received under security repurchase agreements	5,659,592	-	19,485,500	-	16,779,760
Funds from issuance of securities	-	-	3,814,726	-	3,710,054
Interdepartamental accounts	783,128	33,939	524,319	-	444,339
Borrowings and onlendings	-	2,971,375	-	1,164,589	-
Derivative financial instruments	-	135,558	-	121,278	-
Technical reserves for insurance, private pension plans and savings bonds committed	-	-	-	7,259,702	7,253,473
Other liabilities	-	261,034	2,990,261	92,378	3,117,867
- Decrease in assets	6,850,684	7,264,263	35,863	12,277,368	139,512
Interbank investments	-	5,353,924	-	9,377,282	-
Interdepartmental accounts	10,457	350,156	-	367,242	-
Leasing operations	-	-	-	-	124,733
Other receivables	6,840,227	1,560,183	-	2,532,844	-
Other assets	-	-	35,863	-	14,779
- Sale (write-off) of assets and investments	3,071,323	7,370,163	5,058,117	437,394	842,254
Non-operating assets	63,459	109,472	138,375	238,008	191,321
Property and equipment in use and leased assets	20,903	43,071	100,608	97,422	534,297
Investments	2,986,707	7,216,836	4,813,238	57,190	63,262
Sale (write-off) of deferred charges	254	784	5,896	44,774	53,374
- Interest attributed to own capital and dividends received from subsidiary and associated companies	783,741	944,257	708,141	24,815	56,431
FINANCIAL RESOURCES WERE USED FOR:	23,975,418	36,341,247	42,365,485	35,876,107	39,932,911
Interest attributed to own capital and dividends received from subsidiary and associated companies	673,582	1,324,983	1,347,018	1,324,983	1,347,018
Acquisition of own shares	3,206	48,753	7,342	48,753	7,342
Investments in:	978,494	3,564,026	9,081,740	736,676	1,063,528
Non-operating assets	50,427	93,806	82,570	122,776	130,055
Property and equipment in use and leased assets	124,180	468,060	510,840	493,394	840,130
Investments	803,887	3,002,160	8,488,330	120,506	93,343
Deferred charges	57,359	605,414	245,744	672,162	593,139
Increase in assets	11,686,372	18,307,676	31,264,271	21,006,194	34,676,622
Interbank investments	3,931,713	-	10,048,742	-	10,251,247
Securities and derivative financial instruments	2,943,600	2,803,070	10,524,099	8,616,878	17,166,779
Interbank accounts	405,098	3,003,985	1,496,166	2,074,265	1,069,405
Interdepartamental accounts	-	-	318,240	-	323,040
Credit operations	4,334,179	12,414,107	5,027,485	9,728,169	2,457,439
Leasing operations	-	-	-	249,888	-
Other receivables	-	-	3,849,539	-	3,238,263
Insurance premiums receivable	-	-	-	98,671	170,449
Other assets	71,782	86,514	-	238,323	-
Decrease in liabilities	10,576,405	12,490,395	419,370	12,087,339	2,245,262
Deposits received under security repurchase agreements	-	11,258,597	-	9,906,322	-
Funds from acceptance of securities	2,406,180	862,039	-	1,789,404	-
Interbank accounts	1,134,842	369,759	39,182	355,266	77,364
Interdepartmental accounts	-	-	-	36,347	-
Borrowings and onlendings	839,487	-	227,058	-	1,643,570
Derivative financial instruments	610,680	-	153,130	-	524,328
Other liabilities	5,585,216	-	-	-	-
Increase (decrease) in funds available	485,572	390,930	411,359	190,834	(337,281)

Changes in	At the beginning of the period	2,096,838	2,191,480	1,780,121	2,448,426	2,785,707
Financial	At the end of the period	2,582,410	2,582,410	2,191,480	2,639,260	2,448,426
Position	Increase (decrease) in funds available	485,572	390,930	411,359	190,834	(337,281)

The accompanying notes are an integral part of these financial statements.

BANCO BRADESCO S.A.

Notes to the Financial Statements

INDEX

We present below the notes to the Financial Statements of Banco Bradesco S.A. subdivided as follows:

1) OPERATIONS

2) PRESENTATION OF THE FINANCIAL STATEMENTS

3) SIGNIFICANT ACCOUNTING POLICIES

4) INFORMATION FOR COMPARISON PURPOSES

5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

6) BALANCE SHEET BY CURRENCY AND EXCHANGE EXPOSURE

7) BALANCE SHEET BY MATURITY

8) FUNDS AVAILABLE

9) INTERBANK INVESTMENTS

10) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

11) INTERBANK ACCOUNTS - RESTRICTED DEPOSITS

12) CREDIT OPERATIONS

13) OTHER RECEIVABLES

14) OTHER ASSETS

15) INVESTMENTS

16) PROPERTY AND EQUIPMENT IN USE AND LEASED ASSETS

17) DEFERRED CHARGES

18) DEPOSITS, DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS AND FUNDS FROM ISSUANCE OF SECURITIES

19) BORROWINGS AND ONLENDINGS

20) CONTINGENT LIABILITIES

21) SUBORDINATED DEBT

22) OTHER LIABILITIES - SUNDRY

23) INSURANCE OPERATIONS, PRIVATE PENSION PLANS AND SAVINGS BONDS

24) MINORITY INTEREST IN SUBSIDIARIES

25) STOCKHOLDERS’ EQUITY (PARENT COMPANY)

26) COMMISSIONS AND FEES

27) PERSONNEL EXPENSES

28) ADMINISTRATIVE EXPENSES

29) OTHER OPERATING INCOME

30) OTHER OPERATING EXPENSES

31) NON-OPERATING REVENUE (EXPENSE)

32) TRANSACTIONS WITH SUBSIDIARY AND ASSOCIATED COMPANIES (DIRECT AND INDIRECT)

33) FINANCIAL INSTRUMENTS

34) EMPLOYEE BENEFITS

35) INCOME TAX AND SOCIAL CONTRIBUTION

36) OTHER INFORMATION

1) OPERATIONS

Banco Bradesco S.A. is a private-sector open-capital company which, operating as a multiple bank, carries out all types of authorized banking activities through its commercial, foreign exchange, investment, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in leasing, consortium management, insurance, savings bond and private pension plan activities. Operations are conducted within the context of the companies comprising the Bradesco Group, which are jointly active in the market.

Accordingly, Banco Bradesco S.A. carried out the following transactions in 2004:

  On February 10, acquisition of the share control of Banco do Estado do Maranhão S.A. – BEM.

  Ratification by the Brazilian Central Bank (BACEN) of the acquisition through Banco Finasa S.A. of the share control of
  S. A. and subsidiaries.

  2-for-1 stock split approved at the Extraordinary General Meeting held on December 9, 2004, and ratified by BACEN on December 10, 2004, benefiting all Bradesco stockholders registered on December 13, 2004.

2) PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements of Banco Bradesco S.A. include the financial statements of Banco Bradesco S.A., its foreign branches and its direct and indirect subsidiaries and jointly controlled investments, in Brazil and abroad, and special purpose entities (SPEs) and were prepared based on accounting policies determined by Brazilian Corporation Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), Brazilian Central Bank (BACEN), Brazilian Securities Commission (CVM) and Superintendency of Private Insurance (SUSEP) and the National Agency for Supplementary Healthcare (ANS), and comprise the financial statements of the leasing companies based on the capital leasing method of accounting, whereby leased assets are reclassified to the leasing operations account.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized income were eliminated from these financial statements and, in the case of investments which are jointly controlled with other stockholders, asset, liability and income components were included in the consolidated financial statements in proportion to the parent company's percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries and in the jointly controlled investments is presented in deferred assets and minority interests in net income and stockholders’ equity are separately disclosed. Exchange variation arising from transactions of subsidiaries and foreign branches was allocated to the statement of income accounts according to the corresponding assets and liabilities from which it originated.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, the estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, the quantification of technical reserves for insurance, pension plans and savings bonds and the determination of the useful economic life of specific assets. Actual results could differ from these estimates and assumptions.

The following main companies are included in the consolidation:

	Activity Area	% Ownership

		2004	2003

Financial area - Local
Banco Alvorada S.A. (1)	Banking	99.83%	100.00%
Banco Baneb S.A. (2)	Banking	-	99.94%
Banco BEM S.A. (3)	Banking	100.00%	-
Banco BCN S.A. (4)	Banking	-	100.00%
Banco Boavista Interatlântico S.A	Banking	100.00%	100.00%
Banco de Crédito Real de Minas Gerais S.A. (5)	Banking	-	99.99%
Banco Finasa de Investimento S.A. (6)	Investment Bank	-	97.40%
Banco Finasa S.A. (7)	Banking	100.00%	100.00%
Banco Mercantil de São Paulo S.A.	Banking	100.00%	100.00%
Bradesco BCN Leasing S.A. Arrendamento Mercantil (5)	Leasing	-	99.97%
Bradesco Consórcios Ltda.	Consortium Management	99.99%	99.99%
Bradesco Leasing S.A. Arrendamento Mercantil (8)	Leasing	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	99.99%	99.99%
BRAM – Bradesco Asset Management Ltda.(9)	Asset Management	-	99.99%
BRAM – Bradesco Asset Management S.A. DTVM (10)	Asset Management	100.00%	100.00%
Companhia Brasileira de Meios de Pagamento – VISANET (11) (12) (13)	Services	39.71%	39.71%

Financial area - Foreign
Alvorada Nassau (14)	Banking	-	100.00%
Banco Bradesco Argentina S.A. (12)	Banking	99.99%	99.99%
Banco Bradesco Luxembourg S.A	Banking	100.00%	100.00%
BCN Grand Cayman (7)	Banking	100.00%	100.00%
Boavista Grand Cayman	Banking	100.00%	100.00%
Boavista Nassau	Banking	100.00%	100.00%
Bradesco Grand Cayman (15)	Banking	100.00%	100.00%
Bradesco New York	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Mercantil Grand Cayman (16)	Banking	100.00%	100.00%

Insurance, pension plan and savings bond area
Atlântica Capitalização S.A.(17)	Savings Bonds	99.44%	99.70%
Áurea Seguros S.A. (11) (12) (17)	Insurance	27.34%	27.42%
Bradesco Argentina de Seguros S.A.(12) (17)	Insurance	99.21%	99.47%
Bradesco Capitalização S.A. (18)	Savings Bonds	99.44%	99.33%
Bradesco Saúde S.A. (17)	Insurance	99.44%	99.70%
Bradesco Seguros S.A (17)	Insurance	99.44%	99.70%
Bradesco Vida e Previdência S.A (17)	Pension Plans/Insurance	99.44%	99.69%
Finasa Seguradora S.A. (17)	Insurance	99.44%	99.46%
Indiana Seguros S.A (17) (19)	Insurance	39.77%	39.88%
Seguradora Brasileira de Crédito à Exportação S.A. (11) (12) (17)	Insurance	12.02%	12.05%
Bradesco Auto/RE Companhia de Seguros (20) (21)	Insurance	99.44%	91.41%

Other activities
Átria Participações S.A. (17)	Holding Company	99.44%	99.70%
Bradescor Corretora de Seguros Ltda. (1)	Insurance Brokerage	99.82%	99.99%
Cia. Securitizadora de Créditos Financeiros Rubi (22) (23) (24)	Credit acquisition	100.00%	-
Cibrasec - Companhia Brasileira de Securitização (1)(11)(12)(25)	Credit acquisition	9.98%	12.50%
CPM Holdings Limited (11) (12)	Holding Company	49.00%	49.00%
Nova Paiol Participações S.A. (17)	Holding Company	99.44%	99.70%
Scopus Tecnologia Ltda. (1)	Information Technology	99.82%	99.99%
Serasa S.A. (11) (12) (26)	Services	26.37%	26.31%
Smart Club do Brasil Ltda. (27)	Services	-	36.36%
União de Comércio e Participações Ltda. (28)	Holding Company	-	99.99%
União Participações Ltda. (29)	Holding Company	99.99%	99.99%

(1)	Percentage ownership decreased through issue of new shares to minority stockholders of Banco Baneb S.A. merged in December 2004.
(2)	Partially spun off on December 30, 2004, with spun-off portion merged into Bradesco Vida e Previdência S.A. and the remaining portion merged into Banco Alvorada S.A.
(3)	New name of Banco do Estado do Maranhão S.A. acquired on February 10, 2004.
(4)

Partially spun off on March 10, 2004 with spun-off portion merged into Banco Bradesco S.A. On March 12, 2004, the remaining portion of the assets and liabilities of Banco BCN were merged into Banco Alvorada S.A.

(5)	Merged into Bradesco Leasing S.A. Arrendamento Mercantil in September 2004.
(6)	Merged into Banco Baneb S.A. in August 2004.
(7)	Became a direct subsidiary of Banco Bradesco S.A. as a result of the partial spin-off of Banco BCN S.A. on March 10, 2004, with the spun-off portion merged into Banco Bradesco S.A. (item 4).
(8)	Formerly Bradesco Potenza Leasing S.A. Arrendamento Mercantil.
(9)	Merged into BES – Boavista Espírito Santo DTVM S.A. in July 2004.
(10)	Formerly BES - Boavista Espírito Santo DTVM S.A.
(11)	Proportionally consolidated in accordance with CMN Resolution 2723 and CVM Instruction 247.
(12)	Companies audited by other independent auditors in 2003 and 2004.
(13)

The special purpose entity called Brasilian Merchant Voucher Receivables Limited, operating in the securitization of the future flow of credit card bill receivables from foreign cardholders abroad is being consolidated (Note 18b2).

(14)	This branch ceased activities in July 2004 and its operations were transferred to the Bradesco Branch in Grand Cayman.
(15)

The special purpose entity called International Diversified Payment Rights Company, operating in the securitization of the future flow of money orders received from abroad is being consolidated (Note 18b2).

(16)	Became a direct subsidiary of Banco Bradesco S.A. as a result of the partial spin-off of Banco Mercantil de São Paulo S.A. in March 2004, with the spun-off portion merged into Banco Bradesco S.A.
(17)	Percentage ownership reduced through incorporation of the minority stockholders’ shares of União Novo Hamburgo de Seguros S.A.
(18)	Percentage ownership increased through acquisition of the minority stockholders’ shares of Bradesco Vida e Previdência S.A. its parent company since May 2004.
(19)	A subsidiary since percentage ownership totals 51% of voting capital.
(20)	Percentage ownership increased through acquisition and incorporation of the minority stockholders’ shares of União Novo Hamburgo de Seguros S.A.
(21)	Formerly União Novo Hamburgo de Seguros S.A.
(22)	Acquired on June 25, 2004.
(23)	Became a direct subsidiary of Banco Bradesco S.A. in December 2004.
(24)	Formerly Cia. Securitizadora de Crédito Financeiro Interatlântico.
(25)	Percentage ownership decreased through sale of shares.
(26)	Percentage ownership increased through acquisition of Banco BEM S.A.
(27)	Merged into Cia. Brasileira de Meios de Pagamento – Visanet in December 2004.
(28)

On August 31, 2004, União de Comércio e Participações Ltda. was partially spun off, with the spun-off portion merged into Caulim Participações Ltda. The remaining portion was merged into Banco Alvorada S.A. in September 2004.

(29)	Formerly Caulim Participações Ltda.

3) SIGNIFICANT ACCOUNTING POLICIES

a) Determination of net income

Income and expenses are determined on the accrual basis of accounting. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated on the straight-line method. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance and coinsurance premiums and income on commissions, net of premiums assigned in coinsurance and reinsurance and corresponding expenses for commission, are appropriated to results upon issuance of the corresponding insurance policies and are deferred for appropriation on a straight-line basis over the terms of the policies, through the recording and reversal of a provision for unearned premiums and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsurers (IRB), respectively.

The revenue from savings bond plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded at the time the savings bond certificate revenues are effectively received.

The supplementary pension plan contributions are recorded in income at the time they are effectively received.

The corresponding expenses for technical reserves for private pension plans and savings bonds are recorded at the same time as revenue therefrom is recognized

b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to market value. Other assets are recorded at purchase cost, including accrued income up to the balance sheet date, net of loss accrual, where applicable.

c) Securities

Trading securities - securities which are acquired for the purpose of being actively and frequently traded are adjusted to market value as a counter-entry to results for the period.

Securities available for sale - securities which are not specifically intended for trading purposes or as held to maturity, are adjusted to market value as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects.

Securities held to maturity - securities for which there exists intention and financial capacity for maintenance through to maturity are recorded at cost, plus accrued earnings, as a counter-entry to results for the period.

d) Derivative financial instruments (assets and liabilities)

These are classified based on management’s intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments which do not comply with the hedging criteria established by BACEN, particularly derivatives used to manage general exposure to risk, are recorded at market values, with the corresponding mark-to-market adjustments taken directly to income for the period.

The derivative financial instruments used for protection against exposure to risk or for changing the characteristics of financial assets and liabilities and which are: (i) significantly correlated in relation to the adjustment of their market value to the market value of the hedged item, at both the start and over the duration of the contract; and (ii) considered to be effective in mitigating the risk associated with the exposure which is to be protected, are classified as hedges in accordance with their specific nature:

- Market risk hedge - the hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments recorded directly in income for the period.

- Cash flow hedge - hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments, net of tax effects, recorded in the stockholders’ equity account. The non-hedged portion is recorded directly in results for the period.

e) Credit and leasing operations, advances on foreign exchange contracts, other receivables and allowance for loan and leasing losses

Credit and leasing operations, advances on foreign exchange contracts and other receivables are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2682, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions, and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2682 is also taken into account for customer risk classification purposes as follows:

Length of delay	Customer classification

• From 15 to 30 days	B
• From 31 to 60 days	C
• From 61 to 90 days	D
• From 91 to 120 days	E
• From 121 to 150 days	F
• From 151 to 180 days	G
• More than 180 days	H

The accrual of credit operations past due up to 60 days is recorded in income on credit operations and subsequent to the 61st day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written off against the existing allowance and controlled over a five-year period in memorandum accounts and no longer presented in the balance sheet.

Renegotiated operations are maintained with a classification equal to their prior rating. Renegotiated operations, already written off against the allowance and which are recorded in memorandum accounts are classified at “H” level and any gains derived from their renegotiation are recognized as revenue only when they are effectively received.

In the case of mortgage loans, the contractual capitalization period (monthly or quarterly) for income appropriation purposes complies with applicable legislation and end-borrower financings are adjusted to the present value of the installments receivable.

The allowance for loan losses is recorded at an amount considered sufficient to cover estimated losses and considers BACEN requirements and instructions, as well as Management’s appraisal of the related credit risks.

f) Income tax and social contribution (asset and liability)

Deferred income tax and social contribution, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other receivables - sundry”, and the provision for deferred tax liabilities on excess depreciation and mark-to-market adjustments of securities is recorded in “Other liabilities - taxes and social security contributions”. Only deferred tax assets which have already acquired tax deductibility rights are recorded on amortization of goodwill.

Deferred tax assets on temporary additions are realized upon use and/or reversal of the corresponding provisions on which they were recorded. Deferred tax assets on tax losses and negative basis of social contribution will be realized as taxable income is generated.

The provision for federal income tax is calculated at the standard rate of 15% of taxable income, plus an additional rate of 10% for income over established limits. The provision for social contribution is recorded at the rate of 9% of pre-tax income. Provisions were recorded for other taxes and social contributions in accordance with specific applicable legislation.

g) Technical reserves relating to insurance, pension plan and savings bond activities

Provision for unearned premiums

These are recorded based on the retained insurance premiums deferred over the terms of the insurance contracts, in accordance with criteria established by SUSEP and ANS standards.

Reserves for benefits to be granted and benefits granted

Mathematical reserves comprise the amounts of the liabilities assumed under the form of income, pension and savings plans and are calculated based on the financial method determined in the contract, under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical reserves comprise the present value of future benefits estimated based on actuarial methods and assumptions. The reserve for benefits to be granted comprises participants whose receipt of benefits has not yet commenced and the reserve for benefits granted comprises participants who are currently receiving benefits.

Savings Bonds – mathematical reserves for redemptions and draws

These were recorded in conformity with the actuarial technical notes approved by SUSEP, based on a variable percentage applicable to the amounts of the savings bond certificates effectively received and are adjusted for price-level restatement.

Unsettled claims and IBNR

The reserve for unsettled claims is recorded based on the estimated payments of claims incurred, including claims which are under dispute in the courts, net of recoveries and adjusted for price-level restatement up to the balance sheet date. The reserve for claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the volume and amount of the claims incurred, but which have not yet been reported to the insurance companies by the policyholders/beneficiaries.

h) Investments

Significant investments in subsidiary and associated companies and jointly controlled investments are recorded on the equity method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into reais and their related effects recognized in income for the period.

The exchange membership certificates of Stock Exchanges, the Center for the Financial Clearance and Custody of Private Securities (CETIP) and the Mercantile and Futures Exchange (BM&F) were recorded at their unaudited net book values, informed by the corresponding exchanges and fiscal incentives and other investments were recorded at cost, less the provision for loss, where applicable.

i) Property and equipment in use

This is stated at cost, net of the corresponding accumulated depreciation, calculated on the straight-line method at annual rates which take into consideration the economic useful lives of the assets as follows: buildings in use - 4%; furniture and fixtures and machinery and equipment - 10%; data processing systems - 20% to 50%; and transport systems - 20%.

j) Deferred charges

Deferred charges are recorded at cost of acquisition or formation, net of the corresponding accumulated amortization at 20% to 50% per annum, calculated on the straight-line method.

Goodwill on the acquisition of investments in subsidiary companies, based on expected future results, is amortized at rates of 10% to 20% per annum and is presented on a consolidated basis in deferred charges and, on an unconsolidated basis, as investments.

k) Deposits and deposits received under security repurchase agreements

These are stated at the amount of the liabilities and include related charges up to the balance sheet date, on a daily pro rata basis.

l) Other assets and liabilities

The assets were stated at their realizable amounts, including, where applicable, related income and monetary and exchange variations (on a daily pro rata basis), less a provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

4) INFORMATION FOR COMPARISON PURPOSES

a) Reclassifications

In order to facilitate comparison of the financial statements, certain December 31, 2003 account balances were reclassified.

In thousands of reais

	Consolidated Bradesco

STATEMENT OF INCOME	Prior disclosure	Reclassifications	Reclassified balance

Income from lending and trading activities	27,529,706	504,160	28,033,866
Securities’ transactions (1)	7,328,805	504,160	7,832,965
Income from financial intermediation	10,327,818	504,160	10,831,978
Other operating income (expenses)	(6,774,710)	(504,160)	(7,278,870)
Income on insurance premiums, private pension plans and savings bonds (2)	12,494,843	(768,755)	11,726,088
Variation in technical reserves for insurance, private pension plans and savings bonds (3)	(3,810,999)	140,836	(3,670,163)
Claims - insurance operations (2)	(4,320,516)	340,097	(3,980,419)
Savings bond draws and redemptions (3)	(958,718)	(140,836)	(1,099,554)
Expenses with pension plan benefits and redemptions (2)	(2,791,429)	428,658	(2,362,771)
Other administrative expenses (4)	(4,814,264)	60	(4,814,204)
Other operating income (1) (4)	2,119,368	(422,126)	1,697,242
Other operating expenses (4)	(2,659,185)	(82,094)	(2,741,279)

Net income	2,306,339	-	2,306,339

(1)	Reclassification of reversal of provision for exchange variation from other operating income.
(2)	Pursuant to SUSEP requirements, VGBL plan redemptions were reclassified from claims to premium refunds.
(3)	Reclassification of variation in technical reserves for insurance, private pension plans and savings bonds to savings bond draws and redemptions.
(4)	Reclassification of services provided by Scopus Tecnologia.

b) In the first half of 2004, Bradesco acquired the share control of Banco Zogbi S.A. (merged into Banco Finasa S.A. on October 29, 2004) and other companies and of Banco BEM S.A. and subsidiaries. On October 22, 2004, Banco Bradesco and Banco BEM entered into an agreement for the transfer of assets and rights and for the assumption of debt, whereby Banco Bradesco received assets in the amount of R$ 139,786 thousand and assumed liabilities in the amount of R$ 338,227 thousand, as well as possible rights derived from memorandum accounts in the amount of R$ 92,693 thousand. We present below the balance sheet accounts of these companies at September 30, 2004, prior to the aforementioned events:

In thousands of reais

BALANCE SHEET	Banco Zogbi and other companies (1)	Banco BEM and subsidiaries (2)

ASSETS
Current assets and long-term receivables	427,749	1,150,680
Funds available	1,676	40,117
Interbank investments	27,950	231,398
Securities and derivative financial instruments	58,490	542,895

Interbank and interdepartmental accounts	1,956	27,767
Credit and leasing operations	301,527	110,443
Other receivables and other assets	36,150	198,060
Permanent assets	29,389	9,220
Investments	1,392	83
Property and equipment	26,085	9,137
Deferred charges	1,912	-
Total	457,138	1,159,900
LIABILITIES AND STOCKHOLDERS' EQUITY
Current and long-term liabilities	100,141	962,700
Demand, time and interbank deposits	292	258,101
Savings deposits	-	44,638
Deposits received under security repurchase agreements and funds from issuance of securities	-	468,950
Interbank and interdepartmental accounts	407	1,714
Borrowings and onlendings	38,058	2,968
Other liabilities	61,384	186,329
Minority interest in subsidiaries	5,991	-
STOCKHOLDERS’ EQUITY	351,006	197,200
Total	457,138	1,159,900

(1)

Includes Zogbi Leasing S.A. Arrendamento Mercantil, Zogbi Distribuidora de Títulos e Valores Mobiliários Ltda., Promosec Cia. Securitizadora de Créditos Financeiros and Promovel Empreendimentos e Serviços Ltda.

(2)

At the auction for shares held on July 27, 2004, addressed in the Public Offering of Shares (OPA) filed at the CVM on March 12, 2004, 35,499,857 common shares were acquired, comprising 99.92% of minority interest, meeting the requirements for cancellation of its listing as a publicly held company. On August 31, 2004, capital was increased in Banco BEM S.A., in the amount of R$ 150,000 thousand, with the issue of 150,000 nominative registered common shares, with no par value. This operation was ratified by BACEN on September 13, 2004.

5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

The following information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

a) Balance sheet

At December 31 – In thousands of reais

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Bradesco

	Local	Foreign	Local	Foreign

ASSETS
Current assets and long-term receivables	126,157,790	18,853,010	39,564,285	37,167	370,997	(5,003,293)	179,979,956
Funds available	2,555,014	53,856	47,188	6,293	15,048	(38,139)	2,639,260
Interbank investments	19,148,358	4,360,281	-	-	-	(1,161,918)	22,346,721
Securities and derivative financial instruments	18,114,960	8,468,152	36,695,710	28,663	92,863	(978,690)	62,421,658
Interbank and interdepartmental accounts	16,228,170	6,469	-	-	-	-	16,234,639
Credit and leasing operations	49,869,753	5,615,135	-	-	-	(2,037,680)	53,447,208
Other receivables and other assets	20,241,535	349,117	2,821,387	2,211	263,086	(786,866)	22,890,470
Permanent assets	11,224,685	366,211	930,125	195	222,615	(7,797,319)	4,946,512
Investments	7,910,333	363,825	592,057	-	32,278	(7,797,319)	1,101,174
Property and equipment in use and leased assets	1,899,424	2,369	285,508	195	101,952	-	2,289,448
Deferred charges	1,414,928	17	52,560	-	88,385	-	1,555,890
Total in 2004	137,382,475	19,219,221	40,494,410	37,362	593,612	(12,800,612)	184,926,468
Total in 2003	136,192,529	20,572,797	32,629,673	43,708	758,674	(14,099,691)	176,097,690

LIABILITIES AND STOCKHOLDERS' EQUITY
Current and long-term liabilities	122,107,499	14,683,352	37,459,988	25,731	323,355	(5,003,293)	169,596,632
Deposits	66,226,656	3,622,827	-	-	-	(1,206,156)	68,643,327
Deposits received under security repurchase agreements	21,961,231	925,172	-	-	-	-	22,886,403
Funds from issuance of securities	2,856,440	3,473,666	-	-	-	(1,272,614)	5,057,492
Interbank and interdepartmental accounts	1,917,580	2,207	-	-	-	-	1,919,787
Borrowings and onlendings	14,148,718	3,537,924	-	-	-	(1,727,270)	15,959,372
Derivative financial instruments	173,564	83	-	-	-	-	173,647
Technical reserves for insurance, private pension plans and savings bonds	-	-	33,646,007	22,647	-	-	33,668,654
Other liabilities
- Subordinated debt	3,060,306	2,912,439	-	-	-	-	5,972,745
- Other	11,763,004	209,034	3,813,981	3,084	323,355	(797,253)	15,315,205
Deferred income	44,594	-	-	-	6	-	44,600
Minority interest and stockholders’ equity in subsidiaries	15,736	4,535,869	3,034,422	11,631	270,251	(7,797,319)	70,590
Stockholders’ equity	15,214,646	-	-	-	-	-	15,214,646
Total in 2004	137,382,475	19,219,221	40,494,410	37,362	593,612	(12,800,612)	184,926,468
Total in 2003	136,192,529	20,572,797	32,629,673	43,708	758,674	(14,099,691)	176,097,690

b) Statement of income

Years ended December 31 – In thousands of reais

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Bradesco

	Local	Foreign	Local	Foreign

Income from lending and trading activities	20,082,071	1,132,592	5,150,160	1,066	10,707	(173,369)	26,203,227
Expenses for lending and trading activities	11,314,291	664,508	3,215,004	-	(850)	(178,957)	15,013,996
Income from financial intermediation	8,767,780	468,084	1,935,156	1,066	11,557	5,588	11,189,231
Other operating income (expenses)	(6,241,157)	(109,287)	(757,197)	(1,595)	43,704	(5,588)	(7,071,120)
Operating income	2,526,623	358,797	1,177,959	(529)	55,261	-	4,118,111
Non-operating income (expense), net	(307,176)	4,790	(190,034)	(718)	1,992	-	(491,146)
Income before taxes and profit sharing	2,219,447	363,587	987,925	(1,247)	57,253	-	3,626,965
Provision for income tax and social contribution	(432,646)	(3,771)	(94,894)	33	(23,067)	-	(554,345)
Minority interest in subsidiaries	(8,034)	-	(3,669)	-	(766)	-	(12,469)
Net income in 2004	1,778,767	359,816	889,362	(1,214)	33,420	-	3,060,151
Net income in 2003	1,249,316	323,490	677,760	791	54,982	-	2,306,339

(1)

The financial segment comprises financial institutions and holding companies which are mainly responsible for managing financial resources, as well as credit card administration and asset management companies.

(2)	Asset and liability and income and expense account balances are eliminated between companies from the same segment.
(3)	The Insurance Group segment comprises insurance, private pension plan and savings bond companies.
(4)	Amounts eliminated between companies from different segments.

6) BALANCE SHEET BY CURRENCY AND EXCHANGE EXPOSURE

At December 31, 2004 – In thousands of reais

		Currency

	Balance Sheet	Local	Foreign (1) (2)

ASSETS
Current assets and long-term receivables	179,979,956	154,231,879	25,748,077
Funds available	2,639,260	2,223,601	415,659
Interbank investments	22,346,721	17,690,507	4,656,214
Securities and derivative financial instruments	62,421,658	54,666,927	7,754,731
Interbank and interdepartmental accounts	16,234,639	16,228,170	6,469
Credit and leasing operations	53,447,208	46,855,964	6,591,244
Other receivables and other assets	22,890,470	16,566,710	6,323,760
Permanent assets	4,946,512	4,580,106	366,406
Investments	1,101,174	737,349	363,825
Property and equipment in use and leased assets	2,289,448	2,286,884	2,564
Deferred charges	1,555,890	1,555,873	17
Total	184,926,468	158,811,985	26,114,483
LIABILITIES AND STOCKHOLDERS' EQUITY
Current and long-term liabilities	169,596,632	148,025,978	21,570,654
Deposits	68,643,327	66,189,653	2,453,674
Deposits received under security repurchase agreements	22,886,403	21,961,231	925,172
Funds from issuance of securities	5,057,492	679,843	4,377,649
Interbank and interdepartmental accounts	1,919,787	934,448	985,339
Borrowings and onlendings	15,959,372	7,942,213	8,017,159
Derivative financial instruments	173,647	173,564	83
Technical reserves for insurance, private pension plans and savings bonds	33,668,654	33,668,654	-
Other liabilities
- Subordinated debt	5,972,745	3,060,306	2,912,439
- Other	15,315,205	13,416,066	1,899,139
Deferred income	44,600	44,600	-
Minority interest in subsidiaries	70,590	70,590	-
Stockholders’ equity	15,214,646	15,214,646	-
Total	184,926,468	163,355,814	21,570,654
Net position of assets and liabilities			4,543,829
Net position of derivatives (2)			(5,692,305)
Other memorandum accounts, net (3)			(324,834)
Net exchange position (liability)			(1,473,310)

(1)	Amounts expressed and/or indexed mainly in USD.
(2)	Excluding derivative operations maturing in D +1, to be settled in currency at December 31, 2004 price levels.
(3)	Leasing commitments and others controlled in memorandum accounts.

7) BALANCE SHEET BY MATURITY

At December 31 – In thousands of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

ASSETS
Current assets and long-term receivables	100,262,666	20,941,336	18,871,438	39,904,516	-	179,979,956
Funds available	2,639,260	-	-	-	-	2,639,260
Interbank investments	20,548,403	483,055	555,635	759,628	-	22,346,721
Securities and derivative financial instruments (1)	39,674,922	603,977	8,464,663	13,678,096	-	62,421,658
Interbank and interdepartmental accounts	15,924,144	6,949	8,461	295,085	-	16,234,639
Credit and leasing operations	8,982,282	18,931,189	8,489,944	17,043,793	-	53,447,208
Other receivables and other assets	12,493,655	916,166	1,352,735	8,127,914	-	22,890,470
Permanent assets	56,382	281,912	338,294	2,596,902	1,673,022	4,946,512
Investments	-	-	-	-	1,101,174	1,101,174
Property and equipment in use and leased assets	20,772	103,861	124,633	1,468,334	571,848	2,289,448
Deferred charges	35,610	178,051	213,661	1,128,568	-	1,555,890
Total in 2004	100,319,048	21,223,248	19,209,732	42,501,418	1,673,022	184,926,468

Total in 2003	98,802,369	29,553,007	10,868,513	35,458,049	1,415,752	176,097,690

LIABILITIES AND STOCKHOLDERS' EQUITY
Current and long-term liabilities	97,146,349	16,058,464	8,252,871	48,138,948	-	169,596,632
Deposits (2)	42,920,956	6,448,134	3,751,518	15,522,719	-	68,643,327
Deposits received under security repurchase agreements	20,457,806	368,952	50,222	2,009,423	-	22,886,403
Funds from issuance of securities	475,063	1,302,467	235,176	3,044,786	-	5,057,492
Interbank and interdepartmental accounts	1,919,787	-	-	-	-	1,919,787
Borrowings and onlendings	1,818,156	5,157,735	2,590,730	6,392,751	-	15,959,372
Derivative financial instruments	137,729	24,367	3,334	8,217	-	173,647
Technical reserves for insurance, private pension plans and savings bonds (2)	21,489,954	1,018,864	307,031	10,852,805	-	33,668,654
Other liabilities:
- Subordinated debt	44,542	24,845	-	5,903,358	-	5,972,745
- Other	7,882,356	1,713,100	1,314,860	4,404,889	-	15,315,205
Deferred income	44,600	-	-	-	-	44,600
Minority interest in subsidiaries	-	-	-	-	70,590	70,590
Stockholders’ equity	-	-	-	-	15,214,646	15,214,646
Total in 2004	97,190,949	16,058,464	8,252,871	48,138,948	15,285,236	184,926,468

Total in 2003	90,788,313	21,970,821	7,665,874	42,013,073	13,659,609	176,097,690

Accumulated net assets in 2004	3,128,099	8,292,883	19,249,744	13,612,214	-	-
Accumulated net assets in 2003	8,014,056	15,596,242	18,798,881	12,243,857	-	-

(1)	Investment fund applications are classified as up to 30 days.
(2)

Demand and savings account deposits and technical reserves for private pension plans and insurance, comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

8) FUNDS AVAILABLE

a) Funds available

At December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Local currency	2,223,561	1,875,955	2,198,456	1,675,184
Foreign currency	415,659	571,836	383,939	516,254
Investments in gold	40	635	15	42
Total	2,639,260	2,448,426	2,582,410	2,191,480

b) Statement of cash flows

As additional information for readers, we present below the statement of cash flows prepared based on the indirect method. The information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

At December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

OPERATING ACTIVITIES
NET INCOME	3,060,151	2,306,339	3,060,151	2,306,339
ADJUSTMENTS TO RECONCILE NET INCOME TO NET FUNDS FROM (USED IN) OPERATING ACTIVITIES:
Provision for loan losses (Note 12g)	2,041,649	2,449,689	1,797,474	2,262,618
(Reversal of) provision for losses on interbank investments, securities and investments	(7,291)	19,473	2,674	13,593
Variation, price-level restatement and interest on technical reserves of insurance, private pension plans and savings bonds	7,179,783	6,790,505	-	-
Depreciation and amortization (Notes 28 and 31-1)	548,000	623,113	383,585	359,223
Amortization of goodwill (Notes 30 and 31)	713,372	1,035,080	238,010	194,946
Equity in the earnings of subsidiary and associated companies (Note 15c)	(163,357)	(5,227)	(2,090,090)	(1,984,408)
Other	(29,037)	(2,794)	(300,915)	(331,413)
CHANGE IN ASSETS AND LIABILITIES:
Decrease (increase) in interbank investments	9,374,318	(10,242,006)	5,350,959	(10,040,135)
Decrease (increase) in securities and derivative financial instruments	(8,495,601)	(17,691,110)	(2,667,512)	(10,655,971)
Decrease (increase) in interbank accounts	(313,803)	(85,979)	(408,161)	(40,259)
Decrease (increase) in interdepartmental accounts	330,894	121,299	384,095	206,079
Decrease (increase) in credit operations	(9,750,488)	(2,730,857)	(12,447,298)	(5,520,314)
Decrease (increase) in leasing operations	(238,883)	164,150	-	-
Decrease (increase) in insurance premiums receivable	(98,671)	(170,449)	-	-
Decrease (increase) in other receivables	2,534,857	(3,227,734)	1,530,975	(3,865,886)
Decrease (increase) in other assets	(238,323)	14,779	(86,514)	35,863
Amounts written off against the allowance for loan losses	(2,032,348)	(2,226,217)	(1,735,074)	(1,753,442)
Increase (decrease) in technical reserves for insurance, private pension plans and savings bonds	79,919	462,969	-	-
Increase (decrease) in other liabilities	92,377	3,117,867	261,034	2,990,261
Increase (decrease) in deferred income	12,826	15,931	(2,779)	895
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES - INVESTMENT ACTIVITIES	4,600,341	(19,261,179)	(6,729,386)	(25,822,011)
Decrease (increase) in compulsory deposits - Brazilian Central Bank	(2,115,729)	(1,060,790)	(2,965,583)	(1,495,089)
Sale of non-operating assets	238,008	191,321	109,472	138,375
Sale of investments	57,190	63,262	7,216,836	4,813,238
Sale of property and equipment in use and leased asset	97,421	534,297	43,071	100,608
Decrease in deferred charge	44,774	53,374	784	5,896
Acquisition of non-operating assets	(122,776)	(130,055)	(93,806)	(82,570)
Acquisition of investments	(120,506)	(93,341)	(3,002,160)	(8,509,589)
Acquisition of property and equipment in use and leased assets	(493,394)	(840,130)	(468,060)	(510,840)
Deferred charges	(672,162)	(593,139)	(605,414)	(245,744)
Interest attributed to own capital / dividends received	24,815	56,431	944,257	708,141
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(3,062,359)	(1,818,770)	1,179,397	(5,077,574)

FINANCING ACTIVITIES
Increase (decrease) in deposits	10,619,443	1,660,722	16,483,494	7,843,739
Increase (decrease) in deposits received under security repurchase agreements	(9,906,322)	16,779,760	(11,258,597)	19,485,500
Increase (decrease) in funds from acceptance and issuance of securities	(1,789,404)	3,710,054	(862,039)	3,814,726
Increase (decrease) in borrowings and onlendings	1,164,589	(1,643,570)	2,971,375	(227,058)
Capital increase through subscription	-	501,000	-	501,000
Capital increase through incorporation of shares	-	788,735	-	788,735
Share premium	-	7,046	-	7,046
Gifts and fiscal incentive investments	1,259	844	1,259	844
Interest attributed to own capital/dividends paid and/or accrued	(1,324,983)	(1,347,018)	(1,324,983)	(1,347,018)
Acquisition of own shares	(48,753)	(7,342)	(48,753)	(7,342)
Mark-to-market adjustment of securities available for sale	(20,837)	450,772	(20,837)	450,772
Variation in minority interest	(42,140)	(158,335)	-	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,347,148)	20,742,668	5,940,919	31,310,944

(DECREASE) INCREASE IN FUNDS AVAILABLE, NET	190,834	(337,281)	390,930	411,359

CHANGE IN FUNDS AVAILABLE, NET	At the beginning of the year	2,448,426	2,785,707	2,191,480	1,780,121
	At the end of the year	2,639,260	2,448,426	2,582,410	2,191,480
	Increase (decrease) in funds available, net	19S0,834	(337,281)	390,930	411,359

9) INTERBANK INVESTMENTS

a) Maturities:

At December 31 – In thousands of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

					Consolidated Bradesco	Bradesco

Securities purchased under resale agreements
Own portfolio position	1,039,357	-	-	-	1,039,357	1,845,417
• Financial Treasury Notes	813,227	-	-	-	813,227	1,619,287
• Federal Treasury Notes	165,054	-	-	-	165,054	165,054
• National Treasury Bonds	61,076	-	-	-	61,076	61,076
Third-party portfolio position	14,627,721	-	-	-	14,627,721	14,680,742
• Financial Treasury Notes	11,087,834	-	-	-	11,087,834	11,140,855
• National Treasury Bonds	3,539,887	-	-	-	3,539,887	3,539,887
Subtotal	15,667,078	-	-	-	15,667,078	16,526,159

Interbank deposits
• Interbank deposits	4,881,332	483,670	556,996	760,610	6,682,608	16,071,916
• Provision for loss	(7)	(615)	(1,361)	(982)	(2,965)	(2,965)
Subtotal	4,881,325	483,055	555,635	759,628	6,679,643	16,068,951

Total in 2004	20,548,403	483,055	555,635	759,628	22,346,721	32,595,110
%	92.0	2.1	2.5	3.4	100.0
Total in 2003	22,219,222	8,936,762	219,010	349,009	31,724,003	37,949,034
%	70.0	28.2	0.7	1.1	100.0

b) Income from interbank investments

Classified in the statement of income as income on securities’ transactions:

Years ended December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Income on investments in purchase and sale commitments:
Own portfolio position	256,086	431,260	331,541	598,639
Third-party portfolio position	2,327,856	3,693,759	2,407,212	3,881,571
Subtotal	2,583,942	4,125,019	2,738,753	4,480,210
Interbank deposits	292,854	353,058	1,334,084	1,597,925
Total (Note 10e)	2,876,796	4,478,077	4,072,837	6,078,135

10) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

a) Summary of the consolidated classification of securities by business segment and issuer:

	Financial	Insurance/Savings bonds	Private pension plans	Others activities	2004	%	2003	%

Trading Securities	11,026,084	4,999,259	26,057,519	75,006	42,157,868	67.6	40,611,140	75.5
- Government securities	6,767,538	2,660,788	14,899,304	47,904	24,375,534	39.1	26,187,936	48.7
- Corporate bonds	3,125,514	402,182	3,993,986	27,102	7,548,784	12.1	2,911,005	5.4
- Purchase and sale commitments (3)	1,133,032	1,936,289	7,164,229	-	10,233,550	16.4	11,512,199	21.4
Securities available for sale	12,869,371	1,478,171	1,066,664	11,758	15,425,964	24.7	7,752,966	14.4
- Government securities	10,677,536	963,595	13,249	-	11,654,380	18.7	5,080,127	9.4
- Corporate bonds	2,191,835	514,576	1,053,415	11,758	3,771,584	6.0	2,672,839	5.0
Securities held to maturity	1,327,500	-	3,112,370	-	4,439,870	7.1	5,208,363	9.7
- Government securities	1,274,964	-	3,112,370	-	4,387,334	7.0	5,208,363	9.7
- Corporate bonds	52,536	-	-	-	52,536	0.1	-	-
Derivative financial instruments	397,956	-	-	-	397,956	0.6	232,311	0.4
- Corporate bonds	397,956	-	-	-	397,956	0.6	232,311	0.4

Total	25,620,911	6,477,430	30,236,553	86,764	62,421,658	100.0	53,804,780	100.0
- Government securities	18,720,038	3,624,383	18,024,923	47,904	40,417,248	64.7	36,476,426	67.8
- Corporate bonds	5,767,841	916,758	5,047,401	38,860	11,770,860	18.9	5,816,155	10.8
- Purchase and sale commitments (3)	1,133,032	1,936,289	7,164,229	-	10,233,550	16.4	11,512,199	21.4

b) Consolidated portfolio composition by issuer:

At December 31 – In thousands of reais

SECURITIES (1)	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ book value (4) (5) (6)	Restated cost value	Mark- to-market

GOVERNMENT SECURITIES	1,299,512	2,927,677	12,651,057	23,539,002	40,417,248	40,208,959	208,289
Financial Treasury Notes	110,257	2,139,211	2,853,345	9,300,570	14,403,383	14,417,014	(13,631)
National Treasury Bond	813,944	733,982	8,452,594	544,984	10,545,504	10,561,177	(15,673)
Federal Treasury Notes	218,991	-	1,216,696	7,776,139	9,211,826	9,210,514	1,312
Brazilian foreign debt notes	156,048	-	30,581	5,590,764	5,777,393	5,518,036	259,357
Privatization currencies	1	-	-	266,908	266,909	285,829	(18,920)
Foreign government securities	243	54,385	47,588	59,637	161,853	162,144	(291)
Central Bank Notes	-	-	50,243	-	50,243	54,107	(3,864)
Other	28	99	10	-	137	138	(1)

CORPORATE BONDS	4,248,563	1,690,379	1,112,217	4,719,701	11,770,860	11,248,803	522,057
Certificates of Bank Deposit	2,197,063	1,268,710	909,040	1,410,888	5,785,701	5,790,229	(4,528)
Shares	1,788,517	-	-	-	1,788,517	1,299,577	488,940
Debentures	5,065	-	64,543	1,690,156	1,759,764	1,791,908	(32,144)
Foreign securities	29,358	69,138	42,098	1,357,581	1,498,175	1,432,124	66,051
Derivative financial instruments	111,338	163,236	40,260	83,122	397,956	385,438	12,518
Other	117,222	189,295	56,276	177,954	540,747	549,527	(8,780)

Purchase and sale commitments (3)	-	-	1,047,078	9,186,472	10,233,550	10,233,550	-

Total in 2004	5,548,075	4,618,056	14,810,352	37,445,175	62,421,658	61,691,312	730,346

Total in 2003	2,598,481	14,006,917	8,248,066	28,951,316	53,804,780	52,936,644	868,136

c) Consolidated classification by category, days to maturity and business segment:

At December 31 – In thousands of reais

SECURITIES (1)	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ book value (4) (5) (6)	Restated cost value	Mark-to to-market

I. TRADING SECURITIES	3,733,595	4,269,248	9,059,584	25,095,441	42,157,868	42,158,530	(662)

- FINANCIAL (2)	939,114	681,284	2,706,999	6,698,687	11,026,084	11,024,339	1,745

Purchase and sale commitments (3)	-	-	2,099	1,130,933	1,133,032	1,133,032	-
National Treasury Bonds	9,074	235,410	2,431,937	-	2,676,421	2,681,687	(5,266)
Financial Treasury Notes	72,603	79,709	129,495	2,361,324	2,643,131	2,651,249	(8,118)
Certificates of Bank Deposit	736,035	131,492	23,875	729,038	1,620,440	1,620,440	-
Debentures	3,059	-	289	1,114,857	1,118,205	1,118,205	-
Brazilian foreign debt notes	21,923	-	30,581	768,354	820,858	800,730	20,128
Federal Treasury Notes	20,066	-	-	443,269	463,335	464,028	(693)
Foreign securities	2,190	69,138	39,321	91,275	201,924	205,939	(4,015)
Foreign government securities	243	54,385	47,588	59,637	161,853	162,144	(291)
Shares	35,646	-	-	-	35,646	35,646	-
Central Bank Notes	-	-	1,814	-	1,814	1,814	-
Other	38,275	111,150	-	-	149,425	149,425	-

- INSURANCE AND SAVINGS BOND	480,815	494,404	1,144,640	2,879,400	4,999,259	4,999,249	10
.
Purchase and sale commitments (3)	-	-	540,375	1,395,914	1,936,289	1,936,289	-
Financial Treasury Notes	41	339,326	563,768	1,275,091	2,178,226	2,178,216	10
National Treasury Bonds	261,306	105,919	34,467	71,539	473,231	473,231	-
Certificates of Bank Deposit	37,618	43,303	5,777	83,829	170,527	170,527	-
Shares	149,827	-	-	-	149,827	149,827	-
Debentures	2	-	191	38,454	38,647	38,647	-
Federal Treasury Notes	-	-	-	9,269	9,269	9,269	-
Foreign securities	4	-	-	5,304	5,308	5,308	-
Central Bank Notes	-	-	62	-	62	62	-
Other	32,017	5,856	-	-	37,873	37,873	-

- PRIVATE PENSION PLAN	2,290,594	3,075,747	5,194,158	15,497,020	26,057,519	26,059,077	(1,558)

Purchase and sale commitments (3)	-	-	504,604	6,659,625	7,164,229	7,164,229	-
Financial Treasury Notes	19,645	1,619,325	2,082,891	4,609,816	8,331,677	8,329,859	1,818
Federal Treasury Notes	-	-	1,062,800	3,650,731	4,713,531	4,713,531	-
Certificates of Bank Deposit	1,395,158	1,073,436	877,165	288,107	3,633,866	3,637,242	(3,376)
National Treasury Bonds	542,720	378,555	666,451	86,171	1,673,897	1,673,897	-
Shares	333,071	-	-	-	333,071	333,071	-
Privatization currencies	-	-	-	180,124	180,124	180,124	-
Debentures	-	-	172	22,446	22,618	22,618	-
Central Bank Notes	-	-	75	-	75	75	-
Other	-	4,431	-	-	4,431	4,431	-

- OTHER ACTIVITIES	23,072	17,813	13,787	20,334	75,006	75,865	(859)

Financial Treasury Notes	3,820	590	12,565	18,960	35,935	35,935	-
Certificates of Bank Deposit	5,791	5,315	1,051	732	12,889	12,889	-
National Treasury Bonds	3	11,796	169	-	11,968	11,968	-
Debentures	-	-	2	642	644	644	-
Other	13,458	112	-	-	13,570	14,429	(859)

II. SECURITIES AVAILABLE FOR SALE	1,578,863	185,572	5,652,174	8,009,355	15,425,964	14,707,474	718,490

- FINANCIAL (2)	427,048	78,190	5,487,585	6,876,548	12,869,371	12,638,326	231,045

National Treasury Bonds	841	2,302	5,319,570	387,274	5,709,987	5,720,394	(10,407)
Brazilian foreign debt notes	92,659	-	-	3,671,427	3,764,086	3,524,857	239,229
Foreign securities	26,866	-	-	1,182,891	1,209,757	1,139,691	70,066
Federal Treasury Notes	116,410	-	-	591,946	708,356	708,886	(530)
Financial Treasury Notes	-	-	-	360,020	360,020	370,188	(10,168)
Certificates of Bank Deposit	15,930	8,043	-	307,082	331,055	331,304	(249)
Debentures	1,970	-	63,437	111,170	176,577	208,572	(31,995)
Shares	150,799	-	-	-	150,799	144,994	5,805
Privatization currencies	1	-	-	86,784	86,785	105,705	(18,920)
Central Bank Notes	-	-	48,292	-	48,292	52,156	(3,864)
Other	21,572	67,845	56,286	177,954	323,657	331,579	(7,922)

- INSURANCE AND SAVINGS BOND	404,092	104,990	163,040	806,049	1,478,171	1,328,368	149,803

Financial Treasury Notes	14,148	100,261	64,626	662,110	841,145	837,944	3,201
Shares	389,463	-	-	-	389,463	244,493	144,970
Debentures	26	-	75	91,178	91,279	91,279	-
Certificates of Bank Deposit	455	4,729	-	-	5,184	6,087	(903)
Foreign securities	-	-	-	28,650	28,650	28,650	-
Federal Treasury Notes	-	-	98,339	24,111	122,450	119,915	2,535

- PRIVATE PENSION PLAN	741,629	-	377	324,658	1,066,664	729,022	337,642

Shares	729,693	-	-	-	729,693	391,528	338,165
Debentures	8	-	377	311,409	311,794	311,943	(149)
Financial Treasury Notes	-	-	-	13,249	13,249	13,623	(374)
Other	11,928	-	-	-	11,928	11,928	-

- OTHER ACTIVITIES	6,094	2,392	1,172	2,100	11,758	11,758	-

Certificates of Bank Deposit	6,076	2,392	1,172	2,100	11,740	11,740	-
Shares	18	-	-	-	18	18	-

III . SECURITIES HELD TO MATURITY (7)	124,279	-	58,334	4,257,257	4,439,870	4,439,870	-

- FINANCIAL	124,279	-	2,777	1,200,444	1,327,500	1,327,500	-

Brazilian foreign debt notes	41,466	-	-	1,150,983	1,192,449	1,192,449	-
Foreign securities	298	-	2,777	49,461	52,536	52,536	-
Federal Treasury Notes	82,515	-	-	-	82,515	82,515	-

PRIVATE PENSION PLANS	-	-	55,557	3,056,813	3,112,370	3,112,370	-

Federal Treasury Notes	-	-	55,557	3,056,813	3,112,370	3,112,370	-

IV. DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	111,338	163,236	40,260	83,122	397,956	385,438	12,518

- FINANCIAL	111,338	163,236	40,260	83,122	397,956	385,438	12,518

Derivative financial instruments	111,338	163,236	40,260	83,122	397,956	385,438	12,518

Total in 2004	5,548,075	4,618,056	14,810,352	37,445,175	62,421,658	61,691,312	730,346

Total in 2003	2,598,481	14,006,917	8,248,066	28,951,316	53,804,780	52,936,644	868,136

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)
Total in 2004	(137,729)	(24,367)	(3,334)	(8,217)	(173,647)	(176,388)	2,741

Total in 2003	(4,869)	(14,850)	(10,996)	(21,654)	(52,369)	(42,581)	(9,788)

(1)	Investments in fund quotas were distributed based on the securities comprising their portfolios, maintaining the fund category classification.
(2)

Reclassifications at December 31, 2004, in compliance with BACEN Circular 3068:
• In BEM – Distribuidora de Títulos e Valores Mobiliários Ltda., securities comprising mainly investment funds in the amount of R$ 3,008 thousand which were classified as securities held to maturity, were reclassified. An amount of R$ 3,006 thousand as trading securities and R$ 2 thousand as securities available for sale with no effects on income and stockholders’ equity.
• In Banco Mercantil de São Paulo, trading securities in the amount of R$ 50,737 thousand, mainly comprising privatization currencies were reclassified to securities available for sale, with no effect on income or stockholders’ equity.

(3)

Investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.

(4)	The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.
(5)

This column reflects book value subsequent to mark-to-market, except for securities held to maturity, whose market value is higher than book value by an amount of R$ 912,313 thousand (2003 – R$ 771,988 thousand).

(6)

The market value of securities is determined based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics.

(7)

In compliance with the provisions of Article 8 of BACEN Circular 3068/2001, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the ‘securities held to maturity’ category. This financial capacity is evidenced in Note 7, which presents the maturities of asset and liability operations at the base date of December 31, 2004.

d) Composition of the portfolios by account:

At December 31 – In thousands of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Consolidated Bradesco	Bradesco

Own portfolio	5,161,771	4,346,284	7,044,664	34,703,026	51,255,745	7,179,556
Fixed income securities	3,373,254	4,346,284	7,044,664	34,703,026	49,467,228	7,071,338
• Financial Treasury Notes	54,686	2,112,606	2,848,231	8,911,660	13,927,183	82,763
• Purchase and sale commitments (1)	-	-	1,047,078	9,186,472	10,233,550	-
• Federal Treasury Notes	14,096	-	1,216,696	7,171,861	8,402,653	9,636
• Brazilian foreign debt notes	141,549	-	30,581	4,593,326	4,765,456	4,664,762
• Certificates of Bank Deposit	2,197,063	1,268,710	909,040	1,119,584	5,494,397	104,694
• National Treasury Bonds	813,944	652,051	772,076	251,055	2,489,126	198,770
• Foreign securities	29,358	69,138	42,098	1,357,581	1,498,175	1,323,214
• Debentures	5,065	-	64,543	1,690,156	1,759,764	188,367
• Central Bank Notes	-	-	10,447	-	10,447	10,447
• Foreign government securities	243	54,385	47,588	58,955	161,171	166,479
• Privatization currencies	-	-	-	184,422	184,422	4,298
• Other	117,250	189,394	56,286	177,954	540,884	317,908

Equity securities	1,788,517	-	-	-	1,788,517	108,218
• Shares of listed companies (technical reserve)	1,036,476	-	-	-	1,036,476	-
• Shares and quotas (other)	752,041	-	-	-	752,041	108,218

Subject to commitments	386,304	271,772	7,765,688	2,742,149	11,165,913	13,095,157
Repurchase agreements	14,499	890	3,175,578	1,616,802	4,807,769	6,699,907
• National Treasury Bonds	-	-	3,175,578	293,929	3,469,507	3,469,507
• Brazilian foreign debt notes	14,499	-	-	997,438	1,011,937	1,011,937
• Certificates of Bank Deposit	-	-	-	291,304	291,304	291,304
• Debentures	-	-	-	-	1,892,138
• Financial Treasury Notes	-	890	-	34,131	35,021	35,021
Central Bank Notes	172,565	19,682	4,057,688	262,628	4,512,563	4,512,563
• National Treasury Bonds	-	17,608	4,016,339	-	4,033,947	4,033,947
• Federal Treasury Notes	172,216	-	-	247,351	419,567	419,567
• Financial Treasury Notes	349	2,074	2,170	15,277	19,870	19,870
• Central Bank Notes	-	-	39,179	-	39,179	39,179

Privatization currencies	1	-	-	82,486	82,487	24,147

Collateral provided	87,901	87,964	492,162	697,111	1,365,138	1,292,608
• National Treasury Bonds	-	64,323	488,601	-	552,924	552,924
• Financial Treasury Notes	55,222	23,641	2,944	339,502	421,309	349,461
• Federal Treasury Notes	32,679	-	-	356,927	389,606	389,606
• Central Bank Notes	-	-	617	-	617	617
• Foreign government securities	-	-	-	682	682	-

Derivative financial instruments	111,338	163,236	40,260	83,112	397,956	565,092

Unrestricted notes subject to purchase and sale commitments	-	-	-	-	-	840
• National Treasury Bonds	-	-	-	-	-	840

Total in 2004	5,548,075	4,618,056	14,810,352	37,445,175	62,421,658	20,274,713
%	8.9	7.4	23.7	60.0	100.00

Total in 2003	2,598,481	14,006,917	8,248,066	28,951,316	53,804,780	17,471,643
%	4.8	26.1	15.3	53.8	100.0

(1)

Investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.

Other investments in fund quotas were distributed based on the securities comprising their portfolios.

The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.

e) Income on securities’ transactions, financial income on insurance, private pension plans and savings bonds and derivative financial instruments.

Years ended at December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Fixed income securities (1)	3,095,359	3,254,716	2,034,256	1,323,281
Interbank investments (Note 9b)	2,876,796	4,478,077	4,072,837	6,078,135
Allocation of exchange variation of foreign branches and subsidiaries	(1,054,295)	(610,281)	-	-
Equity securities	3,337	10,897	147	14,830
Reversal of provision for exchange variation	-	504,160	-	-
Other(2)	(18)	195,396	(1)	11
Subtotal	4,921,179	7,832,965	6,107,239	7,416,257
Financial income on insurance, private pension plans and savings bonds:	5,142,434	5,359,939	-	-
Transactions with derivatives (Note 33c - V)	1,238,890	55,192	1,272,030	46,016
Total	11,302,503	13,248,096	7,379,269	7,462,273

(1)	Includes foreign securities.
(2)	Includes on a consolidated basis in 2003, income on the sale of shares of Latasa S.A. in the amount of R$ 195,386 thousand.

11) INTERBANK ACCOUNTS - RESTRICTED DEPOSITS

a) Restricted deposits

At December 31 – In thousands of reais

	Remuneration	Consolidated Bradesco		Bradesco

		2004	2003	2004	2003

Compulsory deposits - demand deposits	1	5,051,726	4,592,305	5,037,958	4,189,370
Compulsory deposits - savings account deposits	2	4,896,398	4,396,860	4,896,398	4,236,974
Additional compulsory deposits	3	5,748,030	4,591,260	5,748,030	4,290,459
Restricted deposits - National Housing System (SFH)	4	335,320	391,871	180,037	155,853
Funds from agricultural loans	4	578	578	578	578
Total		16,032,052	13,972,874	15,863,001	12,873,234

(1)	Without remuneration.
(2)	Remunerated at the same rate as savings account deposits.
(3)	SELIC rate
(4)	-Reference rate (TR)

b) Compulsory deposits – income on restricted deposits

Years ended December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Restricted deposits - BACEN (compulsory deposits)	1,138,917	1,341,419	1,112,026	1,220,787
Restricted deposits - National Housing System (SFH)	38,220	44,346	18,845	15,635
Total	1,177,137	1,385,765	1,130,871	1,236,422

12) CREDIT OPERATIONS

The information relating to credit operations including advances on foreign exchange contracts, leasing operations and other receivables is presented as follows:

a) By type and maturity.
b) Arising from new acquisitions.
c) By type and risk level.
d) Concentration of credit operations.
e) By economic activity sector.
f) Composition of credit operations and allowance for loan losses.
g) Movement of the allowance for loan losses.
h) Recovery and renegotiation.
i) Income on credit operations.

a) By type and maturity

At December 31 – In thousands of reais

	Consolidated Bradesco

	Normal course

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total in 2004 (A)%		Total in 2003 (A)%

Discount of trade receivables and other loans	6,252,710	4,298,248	3,278,476	3,943,064	3,057,141	4,971,313	25,800,952	38.4	22,483,422	39.5
Financings	1,763,003	1,781,880	1,386,232	2,822,800	3,993,158	8,691,681	20,438,754	30.4	15,375,343	27.1
Rural and agribusiness loans	198,602	244,205	140,449	979,466	1,130,305	3,314,658	6,007,685	8.9	4,386,883	7.7
Subtotal	8,214,315	6,324,333	4,805,157	7,745,330	8,180,604	16,977,652	52,247,391	77.7	42,245,648	74.3
Leasing operations	177,293	100,330	71,536	223,226	430,281	592,783	1,595,449	2.4	1,314,376	2.3
Advances on foreign exchange contracts (1)	1,446,195	981,273	674,104	1,211,138	405,081	-	4,717,791	7.0	6,167,167	10.8
Subtotal	9,837,803	7,405,936	5,550,797	9,179,694	9,015,966	17,570,435	58,560,631	87.1	49,727,191	87.4
Other receivables (2)	125,181	19,167	12,598	76,431	39,920	251,166	524,463	0.8	722,626	1.3
Total credit operations (3)	9,962,984	7,425,103	5,563,395	9,256,125	9,055,886	17,821,601	59,085,094	87.9	50,449,817	88.7
Sureties and guarantees (4)	213,745	289,766	168,741	504,806	613,545	6,309,261	8,099,864	12.1	6,435,487	11.3
Total in 2004	10,176,729	7,714,869	5,732,136	9,760,931	9,669,431	24,130,862	67,184,958	100.0
Total in 2003	10,088,379	6,263,092	5,369,329	7,797,675	7,410,919	19,955,910			56,885,304	100.0

At December 31 – In thousands of reais

	Consolidated Bradesco

	Abnormal course

	Past due installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	Total in 2004 (B)%		Total in 2003 (B)%

Discount of trade receivables and other loans	200,614	179,703	181,224	291,064	371,711	1,224,316	71.6	1,340,364	78.4
Financings	84,296	56,078	26,638	82,060	63,146	312,218	18.3	252,888	14.8
Rural and agribusiness loans	2,454	12,409	4,802	3,780	31,310	54,755	3.2	44,969	2.6
Subtotal	287,364	248,190	212,664	376,904	466,167	1,591,289	93.1	1,638,221	95.8
Leasing operations	3,471	2,391	1,511	4,229	8,026	19,628	1.1	28,132	1.6
Advances on foreign exchange contracts (1)	14,629	2,772	26	37,455	23,503	78,385	4.6	15,356	0.9
Subtotal	305,464	253,353	214,201	418,588	497,696	1,689,302	98.8	1,681,709	98.3
Other receivables (2)	5,487	1,038	260	3,428	10,428	20,641	1.2	28,545	1.7
Total credit operations (3)	310,951	254,391	214,461	422,016	508,124	1,709,943	100.0	1,710,254	100.0
Sureties and guarantees (4)	-	-	-	-	-	-	-	-
Total in 2004	310,951	254,391	214,461	422,016	508,124	1,709,943	100.0
Total in 2003	312,603	240,596	206,529	378,740	571,786			1,710,254	100.0

At December 31 – In thousands of reais

	Consolidated Bra desco

	Abnormal course										Total

	Installments falling due

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total in 2004 (C)%		Total in 2003 (C)%		2004 (A+B+C)%		2003 (A+B+C)%

Discount of trade receivables and other loans	84,664	87,539	66,632	145,279	165,513	215,823	765,450	38.4	911,725	41.9	27,790,718	39.2	24,735,511	40.7
Financings	83,595	79,501	68,174	181,851	270,336	471,821	1,155,278	58.0	1,148,084	52.8	21,906,250	30.9	16,776,315	27.6
Rural and agribusiness loans	864	52	93	3,454	2,956	12,496	19,915	1.0	11,556	0.5	6,082,355	8.6	4,443,408	7.3
Subtotal	169,123	167,092	134,899	330,584	438,805	700,140	1,940,643	97.4	2,071,365	95.2	55,779,323	78.7	45,955,234	75.6
Leasing operations	2,902	3,173	2,109	6,608	10,970	19,697	45,459	2.3	78,491	3.6	1,660,536	2.3	1,420,999	2.3
Advances on foreign exchange contracts (1)	-	-	-	-	-	-	-	-	-	-	4,796,176	6.8	6,182,523	10.2
Subtotal	172,025	170,265	137,008	337,192	449,775	719,837	1,986,102	99.7	2,149,856	98.8	62,236,035	87.8	53,558,756	88.1
Other receivables (2)	3,971	83	69	199	397	2,079	6,798	0.3	26,057	1.2	551,902	0.8	777,228	1.3
Total credit operations (3)	175,996	170,348	137,077	337,391	450,172	721,916	1,992,900	100.0	2,175,913	100.0	62,787,937	88.6	54,335,984	89.4
Sureties and guarantees (4)	-	-	-	-	-	-	-	-	-	-	8,099,864	11.4	6,435,487	10.6
Total in 2004	175,996	170,348	137,077	337,391	450,172	721,916	1,992,900	100.0			70,887,801	100.0
Total in 2003	259,053	128,390	132,540	340,498	477,327	838,105			2,175,913	100.0			60,771,471	100.0

On an unconsolidated basis, normal course operations determined on the same bases as in the above exhibit total R$ 58,033,535 thousand (2003 - R$ 44,016,538 thousand), past-due installments total R$ 1,485,735 thousand (2003 - R$ 1,383,998 thousand) and installments falling due total R$ 1,233,367 thousand (2003 - R$ 1,255,349 thousand).

(1)	Advances on foreign exchange contracts are recorded as a reduction of “Other liabilities”.
(2)

“Other receivables” comprise receivables on guarantees honored, receivables on purchase of assets, credit instruments receivable; income receivable on foreign exchange contracts and receivables arising from export contracts.

(3)

Includes financing of credit card operations and operations for prepaid credit card receivables in the amount of R$ 1,347,839 thousand (2003 - R$ 1,195,619 thousand). Other receivables relating to credit cards in the amount of R$ 1,747,472 thousand (2003 – R$ 1,005,410 thousand) are presented in Note 13b.

(4)	Amount recorded in memorandum account.

b) Arising from new acquisitions

Banco BEM S.A. and Banco Zogbi S.A.

At September – In thousands of reais

Credit operations	486,408
Other receivables	5,456
Total	491,864
Normal course	384,359
Abnormal course	107,505

c) By type and risk level

At December 31 – In thousands of reais

Consolidated Bradesco

RISK LEVELS

CREDIT OPERATIONS	AA	A	B	C	D	E	F	G	H	Total in 2004%		Total in 2003%

Discount of trade receivables and other loans	7,133,472	12,460,907	1,577,954	3,719,575	899,046	221,614	277,034	151,647	1,349,469	27,790,718	44.3	24,735,511	45.5
Financings	4,196,852	10,916,313	1,758,033	4,153,545	258,122	76,371	109,708	53,129	384,177	21,906,250	34.9	16,776,315	30.9
Rural and agribusiness loans	626,354	2,439,389	601,507	1,572,876	482,764	64,691	131,617	107,396	55,761	6,082,355	9.7	4,443,408	8.2
Subtotal	11,956,678	25,816,609	3,937,494	9,445,996	1,639,932	362,676	518,359	312,172	1,789,407	55,779,323	88.9	45,955,234	84.6
Leasing operations	86,191	262,312	282,063	910,209	33,061	5,595	21,825	8,001	51,279	1,660,536	2.6	1,420,999	2.6
Advances on foreign exchange contracts	2,834,213	869,067	635,434	373,173	14,102	682	547	289	68,669	4,796,176	7.6	6,182,523	11.4
Subtotal	14,877,082	26,947,988	4,854,991	10,729,378	1,687,095	368,953	540,731	320,462	1,909,355	62,236,035	99.1	53,558,756	98.6
Other receivables	133,521	220,668	66,960	97,571	5,748	341	382	2,915	23,796	551,902	0.9	777,228	1.4
Total credit operations in 2004	15,010,603	27,168,656	4,921,951	10,826,949	1,692,843	369,294	541,113	323,377	1,933,151	62,787,937	100.0
%	23.9	43.3	7.8	17.3	2.7	0.6	0.9	0.5	3.0	100.0
Total credit operations in 2003	15,580,721	20,175,663	4,521,482	9,284,831	1,487,834	382,750	524,103	428,690	1,949,910			54,335,984	100.0
%	28.7	37.1	8.3	17.1	2.7	0.7	1.0	0.8	3.6			100.0

At December 31 – In thousands of reais

Bradesco

RISK LEVELS

CREDIT OPERATIONS	AA	A	B	C	D	E	F	G	H	Total in 2004%		Total in 2003%

Discount of trade receivables and other loans	6,868,934	12,306,595	1,566,503	3,713,811	894,588	218,386	274,386	149,459	1,323,623	27,316,285	51.9	20,525,466	50.1
Financings	4,196,537	4,055,245	1,329,809	3,872,220	207,142	44,754	83,529	30,199	244,577	14,064,012	26.7	9,743,466	23.8
Rural and agribusiness loans	626,354	2,439,389	601,507	1,572,876	482,764	64,691	131,617	107,396	55,761	6,082,355	11.5	4,199,665	10.2
Subtotal	11,691,825	18,801,229	3,497,819	9,158,907	1,584,494	327,831	489,532	287,054	1,623,961	47,462,652	90.1	34,468,597	84.1
Advances on foreign exchange contracts	2,834,213	869,067	635,434	373,173	14,102	682	547	289	68,669	4,796,176	9.1	6,003,824	14.6
Subtotal	14,526,038	19,670,296	4,133,253	9,532,080	1,598,596	328,513	490,079	287,343	1,692,630	52,258,828	99.2	40,472,421	98.7
Other receivables	132,643	119,018	60,311	87,040	5,492	338	374	38	16,673	421,927	0.8	536,787	1.3
Total credit operations in 2004	14,658,681	19,789,314	4,193,564	9,619,120	1,604,088	328,851	490,453	287,381	1,709,303	52,680,755	100.0
%	27.8	37.6	8.0	18.3	3.0	0.6	0.9	0.6	3.2	100.0
Total credit operations in 2003	13,695,529	12,965,467	3,488,672	7,152,102	1,147,942	320,023	378,440	377,951	1,483,082			41,009,208	100.0
%	33.4	31.6	8.5	17.5	2.8	0.8	0.9	0.9	3.6			100.0

d) Concentration of credit operations

At December 31 – In thousands of reais

	Consolidated Bradesco				Bradesco

	2004	%	2003	%	2004	%	2003	%

Largest borrower	897,464	1.4	828,281	1.5	892,893	1.7	824,930	2.0
10 largest borrowers	5,592,753	8.9	5,514,987	10.1	5,457,087	10.4	5,015,121	12.2
20 largest borrowers	8,239,280	13.1	8,408,306	15.5	8,103,267	15.4	7,638,662	18.6
50 largest borrowers	13,055,322	20.8	13,363,361	24.6	12,701,586	24.1	11,846,039	28.9
100 largest borrowers	16,683,057	26.6	17,318,825	31.9	16,268,747	30.9	15,202,687	37.1

e) By economic activity sector

	At December 31 – In thousands of reais

	Consolidated Bradesco				Bradesco

	2004	%	2003	%	2004	%	2003	%

Public Sector	536,975	0.9	186,405	0.3	536,975	1.0	57,206	0.1

Federal Government	317,919	0.5	186,264	0.3	317,919	0.6	57,065	0.1
Production and distribution of electric power	166,891	0.3	-	-	166,891	0.3	-	-
Petrochemical	151,028	0.2	186,264	0.3	151,028	0.3	57,065	0.1

State Government	218,256	0.4	-	-	218,256	0.4	-	-
Production and distribution of electric power	218,256	0.4	-	-	218,256	0.4	-	-

Municipal Government	800	-	141	-	800	-	141	-
Direct administration	800	-	141	-	800	-	141	-

Private sector	62,250,962	99.1	54,149,579	99.7	52,143,780	99.0	40,952,002	99.9

Manufacturing	18,549,438	29.5	18,328,262	33.7	17,801,761	33.9	16,427,467	40.1
Food and beverage	4,475,473	7.1	4,206,414	7.7	4,366,128	8.3	3,924,482	9.6
Steel, metallurgical and mechanical	2,988,418	4.8	3,887,069	7.1	2,838,881	5.4	3,456,584	8.4
Light and heavy vehicles	2,111,803	3.4	1,741,707	3.2	2,105,472	4.0	1,704,708	4.2
Chemical	1,726,968	2.8	1,432,174	2.6	1,569,791	3.0	1,100,549	2.7
Electro-electronics	1,052,928	1.7	615,982	1.1	1,036,814	2.0	593,256	1.4
Paper and pulp	801,871	1.3	1,173,795	2.2	764,218	1.5	1,075,251	2.6
Textiles and clothing	788,839	1.3	845,699	1.6	766,977	1.5	771,012	1.9
Rubber and plastic articles	741,712	1.2	629,899	1.2	700,432	1.3	615,080	1.5
Furniture and wood products	596,220	0.9	503,754	0.9	565,645	1.1	448,283	1.1
Oil refining and production of alcohol	567,356	0.9	230,582	0.4	515,807	1.0	230,582	0.6
Publishing, printing and reproduction	556,739	0.9	532,333	1.0	519,097	1.0	485,086	1.2
Extraction of metallic and non-metallic ores	406,770	0.6	426,346	0.8	390,261	0.7	412,794	1.0
Automotive parts and accessories	367,630	0.6	421,013	0.8	356,355	0.7	421,013	1.0
Leather articles	335,970	0.5	310,458	0.6	325,663	0.6	282,036	0.7
Non-metallic materials	310,724	0.5	221,586	0.4	286,018	0.5	221,586	0.5
Other industries	720,017	1.0	1,149,451	2.1	694,202	1.3	685,165	1.7

Commerce	9,825,515	15.6	7,418,479	13.6	9,226,632	17.5	5,829,660	14.2
Speciality store products	2,767,229	4.4	1,517,803	2.8	2,595,558	4.9	1,317,164	3.2
Food, beverage and tobacco products	1,134,350	1.8	995,042	1.8	1,047,435	2.0	756,598	1.8
Non-specialized retailers	842,339	1.3	549,067	1.0	789,718	1.5	518,620	1.3
General merchandise wholesalers	816,558	1.3	643,190	1.2	770,057	1.5	420,892	1.0
Articles for personal use and for use in the home	742,318	1.2	419,458	0.7	705,874	1.3	419,458	1.0
Vehicles	676,300	1.1	501,301	0.9	640,025	1.2	334,670	0.8
Waste material and scrap	550,521	0.9	511,867	0.9	516,639	1.0	511,867	1.2
Repairs, parts and accessories for vehicles	480,976	0.8	276,873	0.5	442,536	0.8	276,873	0.7
Clothing and footwear	463,055	0.7	424,324	0.8	447,440	0.8	358,563	0.9
Fuel	436,748	0.7	273,558	0.5	398,167	0.8	254,281	0.6
Agricultural products	396,583	0.6	275,586	0.5	375,001	0.7	268,540	0.7
Commercial intermediary	367,064	0.6	313,456	0.6	348,695	0.7	313,456	0.8
Other commerce	151,474	0.2	716,954	1.4	149,487	0.3	78,678	0.2

Financial intermediares	344,072	0.5	455,642	0.9	282,896	0.5	463,321	1.1

Services	11,232,339	17.9	11,568,524	21.3	9,953,226	18.9	7,992,256	19.5
Transport and storage	2,845,931	4.5	2,059,891	3.8	2,366,542	4.5	1,086,596	2.7
Real estate activities, rents and corporate services	1,789,709	2.9	1,579,948	2.9	1,566,311	3.0	997,462	2.4
Telecommunications	1,486,957	2.4	1,943,427	3.6	1,470,289	2.8	1,717,584	4.2
Civil construction	1,356,533	2.2	1,447,366	2.7	1,221,084	2.3	1,087,522	2.7
Production and distribution of electric power, gas and water	935,995	1.5	1,344,833	2.5	931,403	1.7	1,344,833	3.3
Social services, education, health, defense and social security	717,870	1.1	632,268	1.2	635,198	1.2	425,073	1.0
Clubs, leisure, cultural and sports activities	412,571	0.7	406,037	0.7	406,481	0.8	259,135	0.6
Holding companies, legal, accounting and business advisory services	331,831	0.5	808,612	1.5	283,812	0.5	499,297	1.2
Hotel and catering	241,793	0.4	207,703	0.4	218,853	0.4	177,537	0.4
Other services	1,113,149	1.7	1,138,439	2.0	853,253	1.7	397,217	1.0

Agriculture, livestock raising, fishing, forest development and management	1,109,025	1.8	745,452	1.4	1,077,185	2.0	698,907	1.7

Individuals	21,190,573	33.8	15,633,220	28.8	13,802,080	26.2	9,540,391	23.3

Total	62,787,937	100.0	54,335,984	100.0	52,680,755	100.0	41,009,208	100.0

f) Composition of credit operations and allowance for loan losses

At December 31 – In thousands of reais

Consolidated Bradesco

Portfolio balance

Risk Level	Abnormal Course			Normal course	TOTAL	%	% Acumulated in 2004	% ?Acumulated in 2003

	Past Due	Falling Due	Total abnormal course

AA	-	-	-	15,010,603	15,010,603	23.9	23.9	28.7
A	-	-	-	27,168,656	27,168,656	43.3	67.2	65.8
B	94,661	450,446	545,107	4,376,844	4,921,951	7.8	75.0	74.1
C	181,064	535,568	716,632	10,110,317	10,826,949	17.3	92.3	91.2
Subtotal	275,725	986,014	1,261,739	56,666,420	57,928,159	92.3

D	132,570	246,072	378,642	1,314,201	1,692,843	2.7	95.0	93.9
E	119,067	124,770	243,837	125,457	369,294	0.6	95.6	94.6
F	113,875	119,549	233,424	307,689	541,113	0.9	96.5	95.6
G	99,073	82,278	181,351	142,026	323,377	0.5	97.0	96.4
H	969,633	434,217	1,403,850	529,301	1,933,151	3.0	100.0	100.0
Subtotal	1,434,218	1,006,886	2,441,104	2,418,674	4,859,778	7.7

Total in 2004	1,709,943	1,992,900	3,702,843	59,085,094	62,787,937	100.0
%	2.7	3.2	5.9	94.1	100.0
Total in 2003	1,710,254	2,175,913	3,886,167	50,449,817	54,335,984
%	3.2	4.0	7.2	92.8	100.0

At December 31 – In thousands of reais

Consolidated Bradesco

Provision for

Minimum Requirement

Risk Level	% Minimum Required Provision	Specific			Generic	Total	Additional	Existing	% 2004	% 2003

		Past Due	Falling Due	Total Specific

AA	0.0	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	135,850	135,850	469	136,319	0.5	0.8
B	1.0	947	4,504	5,451	43,831	49,282	17,117	66,399	1.3	1.5
C	3.0	5,432	16,067	21,499	303,309	324,808	423,134	747,942	6.9	6.2
Subtotal		6,379	20,571	26,950	482,990	509,940	440,720	950,660	1.6	1.6

D	10.0	13,257	24,607	37,864	131,420	169,284	284,843	454,127	26.8	28.4
E	30.0	35,720	37,431	73,151	37,637	110,788	56,140	166,928	45.2	45.5
F	50.0	56,938	59,775	116,713	153,844	270,557	77,611	348,168	64.3	66.4
G	70.0	69,351	57,595	126,946	99,418	226,364	66,159	292,523	90.5	86.4
H	100.0	969,633	434,217	1,403,850	529,301	1,933,151	-	1,933,151	100.0	100.0
Subtotal		1,144,899	613,625	1,758,524	951,620	2,710,144	484,753	3,194,897	65.7	68.4

Total in 2004		1,151,278	634,196	1,785,474	1,434,610	3,220,084	925,473	4,145,557	6.6
%		27.8	15.3	43.1	34.6	77.7	22.3	100.0
Total in 2003		1,126,980	689,543	1,816,523	1,383,691	3,200,214	859,086	4,059,300		7.5
%		27.7	17.0	44.7	34.1	78.8	21.2	100.0

At December 31 – In thousands of reais

Bradesco

Portfolio balance

Risk Level	Abnormal Course			Normal course	TOTAL	%	% Acumulated in 2004	% Acumulated in 2003

	Past Due	Falling Due	Total abnormal course

AA	-	-	-	14,658,681	14,658,681	27.8	27.8	33.4
A	-	-	-	19,789,314	19,789,314	37.6	65.4	65.0
B	68,820	137,844	206,664	3,986,900	4,193,564	8.0	73.4	73.5
C	139,110	277,220	416,330	9,202,790	9,619,120	18.3	91.7	91.0
Subtotal	207,930	415,064	622,994	47,637,685	48,260,679	91.7

D	118,832	201,147	319,979	1,284,109	1,604,088	3.0	94.7	93.8
E	106,774	100,374	207,148	121,703	328,851	0.6	95.3	94.6
F	101,535	99,875	201,410	289,043	490,453	0.9	96.2	95.5
G	86,293	63,882	150,175	137,206	287,381	0.6	96.8	96.4
H	864,371	353,025	1,217,396	491,907	1,709,303	3.2	100.0	100.0
Subtotal	1,277,805	818,303	2,096,108	2,323,968	4,420,076	8.3

Total in 2004	1,485,735	1,233,367	2,719,102	49,961,653	52,680,755	100.0
%	2.9	2.3	5.2	94.8	100.0
Total in 2003	1,383,998	1,255,349	2,639,347	38,369,861	41,009,208
%	3.4	3.1	6.5	93.5	100.0

At December 31 – In thousands of reais

Bradesco

Allowance

Minimum Requirement

Risk Level	% Minimum Required Provision	Specific			Generic	Total	Additional	Existing	% 2004	% 2003

		Past Due	Falling Due	Total Specific

AA	0.0	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	98,947	98,947	431	99,378	0.5	0.9
B	1.0	688	1,378	2,066	39,869	41,935	17,117	59,052	1.4	1.4
C	3.0	4,173	8,317	12,490	276,084	288,574	422,932	711,506	7.4	5.9
Subtotal		4,861	9,695	14,556	414,900	429,456	440,480	869,936	1.8	1.6

D	10.0	11,883	20,115	31,998	128,411	160,409	284,843	445,252	27.8	29.6
E	30.0	32,032	30,112	62,144	36,511	98,655	56,140	154,795	47.1	46.5
F	50.0	50,767	49,938	100,705	144,522	245,227	77,611	322,838	65.8	69.2
G	70.0	60,405	44,717	105,122	96,044	201,166	66,076	267,242	93.0	85.3
H	100.0	864,371	353,025	1,217,396	491,907	1,709,303	-	1,709,303	100.0	100.0
Subtotal		1,019,458	497,907	1,517,365	897,395	2,414,760	484,670	2,899,430	65.6	68.9

Total in 2004		1,024,319	507,602	1,531,921	1,312,295	2,844,216	925,150	3,769,366	7.2
%		27.2	13.5	40.7	34.8	75.5	24.5	100.0
Total in 2003		912,915	503,825	1,416,740	1,045,140	2,461,880	684,728	3,146,608		7.7
%		29.0	16.0	45.0	33.2	78.2	21.8	100.0

g) Movement of allowance for loan losses

	In thousands of reais

	Consolidated Bradesco	Bradesco

Balance at December 31, 2002	3,665,091	2,637,432
- Specific provision (1)	1,943,451	1,415,899
- Generic provision (2)	1,217,036	793,035
- Additional provision (3)	504,604	428,498
Amount recorded	2,449,689	2,262,618
Amount written off	(2,226,217)	(1,753,442)
Balance derived from acquired institutions (4)	170,737	-
Balance at December 31, 2003	4,059,300	3,146,608
- Specific provision (1)	1,816,523	1,416,740
- Generic provision (2)	1,383,691	1,045,140
- Additional provision (3)	859,086	684,728
Amount recorded	2,041,649	1,797,474
Amount written off	(2,032,348)	(1,735,075)
Balance derived from acquired institutions (5)	76,956	-
Balance derived from merger of Banco BCN (6)	-	560,359
Balance at December 31, 2004	4,145,557	3,769,366
- Specific provision (1)	1,785,474	1,531,921
- Generic provision (2)	1,434,610	1,312,295
- Additional provision (3)	925,473	925,150

(1)	For operations with installments overdue by more than 14 days.
(2)	Recorded based on the customer/transaction classification and accordingly not included in the preceding item.
(3)

The additional provision is recorded based on management's experience and expected collection of the credit portfolio, to determine the total allowance deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum provision requirements established by CMN Resolution 2682. The additional provision per customer was classified according to the corresponding risk levels (Note 12f).

(4)	Banco Alvorada S.A. (formerly BBV Banco).
(5)	Banco BEM S.A. and Banco Zogbi S.A.
(6)	Balance derived from merger of Banco BCN in the first quarter of 2004.

h) Recovery and renegotiation

Expense for provision for loan losses, net of recoveries of written-off credits.

	Years ended at December 31

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Amount recorded	2,041,649	2,449,689	1,797,474	2,262,618
Amount recovered (1)	(611,792)	(510,819)	(503,883)	(350,416)
Expense net of recoveries	1,429,857	1,938,870	1,293,591	1,912,202

(1) Classified in income on credit operations (Note 12i).

We present below the movement of renegotiated credits:

	In thousands of reais

	Consolidated Bradesco	Bradesco

Balance at December 31, 2003	2,316,522	1,895,490
- Amount renegotiated	1,842,816	1,367,968
- Amount received and written off	(2,039,634)	(1,546,277)
Balance at December 31, 2003	2,119,704	1,717,181
Provision for loan losses	1,219,840	989,349
% of portfolio	57.5%	57.6%
- Balance of the merged banks portfolio	-	299,994
- Amount renegotiated	1,449,658	1,437,149
- Amount received and written off	(1,854,773)	(1,764,633)
Balance at December 31, 2004	1,714,589	1,689,691
Provision for loan losses	1,063,930	1,051,691
% of portfolio	62.1%	62.2%

i) Income on credit operations

	Years ended December 31- In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Discount of trade receivables and other loans	7,453,451	7,944,505	7,210,666	6,301,230
Financings	4,286,039	3,762,195	2,126,429	1,738,835
Rural and agribusiness loans	649,659	474,332	646,659	436,474
Subtotal	12,389,149	12,181,032	9,983,754	8,476,539
Recovery of credits written off as loss	611,792	510,819	503,883	350,416
Allocation of exchange variation of foreign branches and subsidiaries	(269,506)	(397,323)	-	-
Subtotal	12,731,435	12,294,528	10,487,637	8,826,955
Leasing, net of expenses	283,358	294,794	-	-
Total	13,014,793	12,589,322	10,487,637	8,826,955

13) OTHER RECEIVABLES

a) Foreign exchange portfolio

Balance sheet accounts:

	At December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Assets - other receivables
Exchange purchases pending settlement	5,726,545	8,740,540	5,726,545	8,555,387
Foreign exchange acceptances and term documents in foreign currencies	10,416	33,824	10,416	30,470
Exchange sale receivables	1,733,321	2,411,524	1,733,321	2,414,099
Less - advances in local currency received	(177,796)	(172,525)	(177,796)	(169,792)
Income receivable on advances granted	44,320	89,174	44,320	86,240
Total	7,336,806	11,102,537	7,336,806	10,916,404

Liabilities - Other liabilities
Exchange sales pending settlement	1,724,231	2,429,142	1,724,231	2,431,753
Exchange purchase payables	6,059,289	8,857,693	6,059,289	8,671,815
Less - Advances on foreign exchange contracts	(4,796,176)	(6,182,523)	(4,796,176)	(6,003,824)
Other	24,077	14,489	24,077	7,987
Total	3,011,421	5,118,801	3,011,421	5,107,731

Net foreign exchange portfolio	4,325,385	5,983,736	4,325,385	5,808,673

Memorandum accounts.
Open import credits	130,135	174,283	130,135	173,883

Foreign exchange transactions:

We present below the composition of foreign exchange transactions adjusted to improve the presentation of results:

	Years ended December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Income on exchange transactions	3,313,934	11,959,103	3,305,511	11,433,422

Expenses for exchange transactions	(2,622,632)	(11,161,401)	(2,619,016)	(10,621,675)

Foreign exchange transactions	691,302	797,702	686,495	811,747

Adjustments:
- Income on foreign currency financing (1)	74,308	215,246	73,747	203,218
- Income on export financing (1)	13,710	21,131	13,693	5,177
- Income on foreign investments (2)	49,213	19,978	48,910	15,428
- Expenses for foreign securities (3)	(9,594)	(23,148)	(9,594)	(4,750)
- Expenses for payables to foreign bankers (4)	(541,410)	(487,381)	(538,663)	(530,021)
- Other	(55,680)	(218,718)	(54,656)	(231,275)
Total adjustments	(469,453)	(472,892)	(466,563)	(542,223)

Adjusted foreign exchange transactions	221,849	324,810	219,932	269,524

(1)	Classified in income on credit operations.
(2)	Classified in income on securities’ transactions.
(3)	Classified in expenses for interest and charges on deposits.
(4)	Funds for financing advances on foreign exchange contracts and import financing, classified in expenses for borrowings and onlendings.

b) Sundry

	At December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Deferred tax assets (Note 35c)	6,092,356	5,840,569	3,686,339	3,171,861
Deposits in guarantee	2,179,856	1,728,431	1,087,536	785,651
Credit card operations	1,747,472	1,005,410	1,747,472	1,005,410
Prepaid taxes	959,580	1,076,282	406,368	495,461
Sundry receivables	630,762	442,806	336,601	49,591
Payments to be reimbursed	565,790	385,075	304,759	136,379
Credit instruments receivable	363,395	307,796	123,135	99,861
Receivables on purchase of assets	300,565	478,223	262,550	350,097
Other	97,632	60,265	23,768	23,943
Total	12,937,408	11,324,857	7,978,528	6,118,254

14) OTHER ASSETS

a) Non-operating assets/other

	At December 31 – In thousands of reais

	Consolidated Bradesco			Bradesco

	Cost	Provision for loss	Residual value	Cost	Provision for loss	Residual value

Property	267,494	(122,145)	145,349	112,370	(39,684)	72,686
Vehicles and similar	106,393	(30,635)	75,758	26,210	(17,093)	9,117
Machinery and equipment	9,194	(6,197)	2,997	843	(345)	498
Goods subject to special conditions	69,553	(69,553)	-	63,171	(63,171)	-
Inventories/stores	17,719	-	17,719	8,628	-	8,628
Other	6,921	(1,804)	5,117	21	(3)	18
Total in 2004	477,274	(230,334)	246,940	211,243	(120,296)	90,947
Total in 2003	586,994	(257,185)	329,809	188,251	(103,711)	84,540

b) Prepaid expenses

These comprise mainly expenses for insurance, prepaid financial expenses, expenses for commission on placement of auto sales financing, deferred selling expenses and expenses for the contract to provide banking services at Correios network post-office bank branches, which are amortized on a straight-line basis according to the contract terms.

15) INVESTMENTS

a) We present below the movement of investments in foreign branches and direct and indirect subsidiaries, which were fully eliminated upon consolidation of the financial statements:

In thousands of reais

Investments in foreign branches and subsidiaries	Balance at	Movement	Balance at
	31.12.2003	the Year (1)	31.12.2004

Bradesco Grand Cayman (2)	1,305,442	861,076	2,166,518
Alvorada Nassau (2)	772,693	(772,693)	-
Banco Bradesco Luxembourg S.A	407,024	(59,219)	347,805
BCN Grand Cayman	399,593	(21,532)	378,061
Bradesco New York	402,752	(23,102)	379,650
Mercantil Grand Cayman	413,887	51,015	464,902
Bradport SGPS, Sociedade Unipessoal, Lda	365,453	8,657	374,110
Boavista (Nassau, Grand Cayman e Banking)	196,615	39,289	235,904
Cidade Capital Markets Limited	86,287	(3,824)	82,463
Bradesco Securities, Inc.	64,499	(5,150)	59,349
Banco Bradesco Argentina S.A.	54,985	(10,635)	44,350
Bradesco Argentina de Seguros S.A	13,369	(2,034)	11,335
Bradesco International Health Service, Inc.	717	(447)	270
Total	4,483,316	61,401	4,544,717
(1)

Includes exchange variation in the amount of R$ (326,808) thousand, equity accounting in the amount of R$ 357,425 thousand, mark-to-market adjustment of securities available for sale and extraordinary amortization of goodwill in the amount of R$ 30,784 thousand.

(2)	The Alvorada Nassau branch ceased activities in July 2004 and its operations were transferred to the Bradesco Branch in Grand Cayman.

b) Composition of investments in the consolidated financial statements:

At December 31 – In thousands of reais

Associated Companies (total percentage ownership)		2004	2003

•	IRB – Brasil Resseguros S.A. - (21.24%)	337,591	235,554
•	CP Cimento e Participações S.A. - (12.55%)	62,065	48,578
•	Marlim Participações S.A. - (11.84%)	21,676	19,836
•	NovaMarlim Participações S.A. - (17.17%)	24,806	22,100
•	American BankNote Ltda. - (22.50%)	31,062	16,449
•	BES Investimentos do Brasil S.A. - BI (19.99%)	16,618	17,428
•	Other associated companies	2,236	9,990
Total in associated companies		496,054	369,935
•	Other investments	605,276	528,595
•	Fiscal incentives	366,035	329,390
•	Provision for:
	- Fiscal incentives	(300,234)	(274,324)
	- Other investments	(65,957)	(91,273)
Total consolidated investments		1,101,174	862,323

c) Equity accounting was recorded in income under equity in the earnings of subsidiary and associated companies and totals R$ 163,357 thousand (2003 - R$ 5,227 thousand) and R$ 2,090,090 thousand (2003 - R$ 1,984,408 thousand) on an unconsolidated basis:

In thousands of reais

Companies	Capital	Adjusted net equity	Number of shares/quotas held (thousand)		Percentage ownership Capital	Adjusted net income equity	Book value -Bradesco	Equity accounting adjustments (32)

			Common	Quotas			31.12.2004	31.12.2004	31.12.2003

CONSOLIDATED SUBSIDIARIES
A) Financial area								1,226,855	812,737
Alvorada Leasing Brasil S.A.
Arrendamento Mercantil (1)								252	2,345
Banco Alvorada S.A. (1)	3,537,457	3,773,309	81	-	99.833%	359,679	2,616,479	280,259	361,468
Banco Baneb S.A. (28)								115,969	224,695
Banco BCN S.A. (2)								(6,483)	(264,816)
Banco BEA S.A. (3)								-	4,910
Banco BEM S.A. (1) (4)	764,262	801,678	1,070,639	-	100.000%	188,620	801,678	188,678	-
Banco Boavista Interatlântico S.A. and subsidiary (1)	115,100	140,720	321,571	-	100.000%	49,686	180,111	68,466	589,172
Banco Bradesco Argentina S.A. (1)	59,058	44,351	30,000	-	99.999%	(5,656)	44,350	(5,655)	648
Banco Bradesco Luxembourg S.A. (1)	181,428	347,805	1,900	-	100.000%	15,867	110,018	15,867	15,833
Banco de Crédito Real de Minas Gerais S.A. (18)								13,160	233,970
Banco Finasa de Investimento S.A. (6)								19,501	32,262
Banco Finasa S.A. (1) (5)	112,576	464,183	1,279,505	-	100.000%	344,416	465,026	257,115	(15,738)
Banco Mercantil de São Paulo S.A. (1)	3,863,941	4,291,467	6,033,874	-	100.000%	263,026	4,386,808	235,715	144,247
Banco Zogbi S.A. (19)								27,020	-
Bancocidade - Corretora de Valores Mobiliários e de Câmbio Ltda. (7)								-	3,713
Bancocidade Leasing Arrendamento Mercantil S.A. (8)								30,945	28,791
BCN Cons., Adm. de Bens, Serv. e Publ. Ltda. (1) (5)	20,007	37,509	-	20.006	99.999%	1,149	37,509	(169)	1,866
Boavista S.A. Arrendamento Mercantil (9)								-	13,709
Boavista S.A. D.T.V.M. (10) (11)								-	(471,845)
Bradesco BCN Leasing S.A.
Arrendamento Mercantil (18)								65,655	116,786
Bradesco Consórcios Ltda. (1)	14,795	53,911	-	14.795	99.999%	45,515	53,911	45,514	4,913
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (1)	38,000	60,994	376,000	-	99.999%	16,551	60,993	16,551	17,050
Bradesco Securities, Inc. (1)	58,397	59,349	11	-	100.000%	2	59,349	2	3,909
Bradport – SGPS, Sociedade Unipessoal Lda. (1) (12)	363,296	374,110	-	-	100.000%	10,814	374,110	10,814	-
BRAM – Bradesco Asset Management Ltda. and subsidiary (23)								3,649	4,405
BRAM – Bradesco Asset Management Ltda. DTVM and subsidiary (1)(24)	97,150	87,693	1,962	-	100.000%	9,715	87,693	9,715	571
Cia. Brasileira de Meios de Pagamento – VISANET (1)								39,256	11,502
Cidade Capital Markets Limited (1) (5)	85,472	82,463	32,200	-	100.000%	3,188	82,463	3,188	1,110
Finasa Leasing Arrendamento
Mercantil S.A. (14)								-	3,733
Finasa Promotora de Vendas Ltda. (1)								9,303	1,598
Bradesco Leasing S.A.
Arrendamento Mercantil (1) (5) (15)	1,943,997	1,995,982	9	-	100.000%	120,688	1,995,982	99,787	201,832
Foreign branches - Exchange gains(loss) (1)								(325,562)	(487,740)
Other financial companies								8,343	27,838
B) Insurance and Pension Plan area								501,396	642,224
Bradesco Seguros S.A (1)	883,714	3,010,917	625		99.437%	892,801	2,993,966	(158,807)	(20,544)
ABS – Empreendimentos Imobiliários, Participações e Serviços S.A. (16)								-	56,540
Atlântica Capitalização S.A. (1)				-				1,030	1,358
Bradesco Argentina de Seguros S.A. (1)								(822)	1,203
Bradesco Capitalização S.A. (1)								212,519	177,397
Bradesco Saúde S.A. (1)								(14,606)	2,309
Bradesco Vida e Previdência S.A. (1)								539,117	432,766
Finasa Seguradora S.A. (1)								440	10,550
Bradesco Auto/RE Companhia de Seguros (1)(22)								(80,049)	(19,988)
Foreign subsidiaries - Exchange gains (loss) (1)								(1,246)	(1,005)
Other subsidiaries								3,820	1,638
C) Other activities								198,482	20,060
União de Comércio e Participações Ltda. (25)								7,776	(66,317)
União de Participações Ltda. (1)(26)	272,176	300,179	-	272.176	100.000%	3,480	286,056	12,926	-
Átria Participações S.A. (1)								631	1,647
Latasa S.A. (17)								-	43,895
Nova Paiol Participações Ltda. (1)								359	(1,568)
Cia. Securitizadora de Crédito
Financeiro Boavista (20)(31)								96,461	-
Cia Securitizadora de Crédito Financeiro Rubi (1)(20)(29)(30)	563,998	672,768	269,500	-	100.000%	119,356	672,678	118,779	-
Other subsidiaries								(36,450)	42,403
TOTAL CONSOLIDATED SUBSIDIARIES				-				1,926,733	1,475,021

II - UNCONSOLIDATED
BES Investimentos do Brasil S.A. – Banco de Investimento (13)								378	4,509
IRB – Brasil Resseguros S.A. (13)								101,637	32,123
UGB Participações S.A. (13)								(18,099)	(34,657)
American BankNote Ltda. (13)(21)								17,438	-
CP Cimento e Participações S.A. (21)(27)								1,820	-
Marlim Participações S.A. (13)(21)								24,949	-
NovaMarlim Participações S.A. (13)(21)								7,491	-
Other companies							115,346	27,743	3,252
TOTAL UNCONSOLIDATED								163,357	5,227

SUBTOTAL							15,424,526	2,090,090	1,480,248

Reversal of (provision) for exchange variation							-	-	504,160

TOTAL							15,424,526	2,090,090	1,984,408

(1)	Information at December 31, 2004.
(2)	Partially spun off on March 10, 2004 with spun-off portion merged into Banco Bradesco S.A. On March 12, 2004, the remaining portion of the assets and liabilities was merged into Banco Alvorada. S.A.
(3)	Merged into Banco Baneb S.A. in April 2003.
(4)	New name of Banco do Estado do Maranhão S.A. acquired on February 10, 2004.
(5)	Became a direct subsidiary of Banco Bradesco S.A. as a result of the partial spin-off of Banco BCN S.A. on March 10, 2004, with the spun-off portion merged into Banco Bradesco S.A. (item 2).
(6)	Merged into Banco Baneb S.A. in August 2004.
(7)	Merged into BCN Corretora de Títulos e Valores Mobiliários S.A. in September 2003.
(8)	Merged by Banco BCN S.A. into Banco Mercantil de São Paulo S.A. in January 2004 and subsequently incorporated into Banco Alvorada S.A. in July 2004.
(9)	Merged into Banco Boavista Interatlântico S.A. in December 2003.
(10)	Merged into Banco Mercantil de São Paulo S.A. in February 2003.
(11)	In 2003, income includes extraordinary amortization of goodwill, net of taxes (Note 31).
(12)	Formed in December 2003.
(13)	Information at November 30, 2004.
(14)	Merged into Bradesco BCN Leasing S.A. Arrendamento Mercantil, in April 2003.
(15)	Formerly Potenza Leasing S.A. Arrendamento Mercantil.
(16)	Merged into Bradesco Capitalização S.A. in December 2003.
(17)	Sold in October 2003.
(18)	Merged into Bradesco Leasing S.A. Arrendamento Mercantil in September 2004.
(19)	Acquired on February 16, 2004 and merged into Banco Finasa S.A. in October 2004.
(20)	Acquired on June 25, 2004.
(21)	Accounted for on the equity method of accounting from April 2004.
(22)	Formerly União Novo Hamburgo de Seguros S.A.
(23)	Merged into BES - Boavista Espírito Santo DTVM S.A. in July 2004.
(24)	Formerly BES – Boavista Espírito Santo DTVM S.A.
(25)

On August 31, 2004, União de Comércio e Participações Ltda. was partially spun off and the spun-off portion merged into Caulim Participações Ltda. The remaining assets and liabilities were merged into Banco Alvorada S.A. in September 2004.

(26)	Formerly Caulim Participações Ltda.
(27)	Information at October 31, 2004.
(28)

On December 30, 2004, Banco Baneb S.A. was partially spun off and the spun-off portion merged into Bradesco Vida e Previdência S.A. and the remaining assets and liabilities were merged into Banco Alvorada. S.A.

(29)	Became a direct subsidiary of Banco Bradesco S.A. in December 2004.
(30)	Formerly Cia. Securitizadora de Crédito Financeiro Interatlântico.
(31)	Merged into Cia. Securitizadora de Crédito Financeiro Rubi in December 2004.
(32)

Equity accounting considers results determined by the companies subsequent to acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting principles, where applicable.

16) PROPERTY AND EQUIPMENT IN USE AND LEASED ASSETS

Stated at purchase cost, plus restatements. Depreciation is calculated on the straight-line method at annual rates which take into consideration the economic useful lives of the assets.

At December 31 – In thousands of reais

	Consolidated Bradesco				Bradesco

	Annual rate	Cost	Depreciation	Residual Value	Cost	Depreciation	Residual Value

Land and buildings in use:
- Buildings	4%	854,801	(473,249)	381,552	388,937	(229,705)	159,232
- Land	-	502,262	-	502,262	124,732	-	124,732
Facilities, furniture and equipment in use	10%	1,828,487	(944,328)	884,159	1,426,747	(726,874)	699,873
Security and communications systems	10%	121,244	(69,896)	51,348	113,116	(67,003)	46,113
Data processing systems	20 to 50%	1,595,256	(1,193,634)	401,622	1,213,433	(903,193)	310,240
Transport systems	20%	19,615	(10,200)	9,415	16,632	(8,786)	7,846
Construction in progress	-	40,139	-	40,139	144	-	144
Subtotal	-	4,961,804	(2,691,307)	2,270,497	3,283,741	(1,935,561)	1,348,180
Leased assets	-	58,463	(39,512)	18,951	-	-	-
Total in 2004		5,020,267	(2,730,819)	2,289,448	3,283,741	(1,935,561)	1,348,180
Total in 2003		4,943,183	(2,616,827)	2,326,356	2,973,259	(1,750,866)	1,222,393

Land and buildings in use of the Bradesco Organization present an unrecorded increment of R$ 740,054 thousand, based on appraisal reports prepared by independent experts in 2004, 2003 and 2002.

The permanent assets to stockholders’ equity ratio in relation to consolidated reference equity is 22.52% on a consolidated basis and 37.98 on a consolidated financial basis, within the maximum 50% limit.

17) DEFERRED CHARGES

a) Goodwill

I) Goodwill on the acquisition of investments, based on future profitability, mainly results from goodwill on the acquisition of Banco BCN - R$ 264,495 thousand (1) (2003 - R$ 133,128 thousand); Banco Boavista Interatlântico - R$  39,391 thousand (1) (2003 – R$ 308,386 thousand); Banco Mercantil de São Paulo – R$ 95,341 thousand (2003 - R$ 83,131 thousand); Banco Cidade – R$ 94,165 thousand (2003 – R$ 133,130 thousand); Banco Alvorada (formerly BBV Banco) – R$ 167,941 thousand (2003 – R$ 187,894 thousand); in Bradesco Leasing - R$ 39,314 thousand (2003 – R$ 46,515 thousand); Banco Zogbi – R$ 230,536 thousand and in Promovel Empreendimentos e Serviços – R$ 54,584 thousand. Amortization of goodwill for the year totaled R$ 713,372 thousand, of which R$ 369,574 thousand comprises extraordinary amortization of goodwill on acquisition of investments in Banco BEM, Cia. Finasa Securitizadora, Bradesco Templeton, Banco Bradesco Luxembourg, Banco Mercantil International, Zogbi DTVM, Zogbi Leasing, Promosec Cia. Securitizadora, Scopus Tecnologia, Cia. Brasileira de Meios de Pagamento – Visanet, União Novo Hamburgo, Finasa Seguradora, Argentina Seguros, BCN Seguradora, Tranqüilidade, Atlântica Bradesco, Securitizadora Boavista, Smart Club do Brasil and Securitizadora Interatlântico (2003 – R$ 1,035,080 thousand, and Securitizadora Interatlântico (2003 – R$ 1,035,080 thousand, of which R$ 798,540 thousand comprises extraordinary amortization of goodwill, mainly in Banco Mercantil de São Paulo, in the amount of R$ 680,759 thousand) (Note 31).

(1) The variation in this balance comprises the transfer of goodwill from Banco Boavista Interatlântico to Banco BCN, in the amount of R$ 227,365 thousand, following the partial spin off of Banco Boavista Interatlântico in January 2004, with the spun-off portion merged into Banco BCN.

II) Unamortized goodwill in the amount of R$ 1,026,192 thousand has the following amortization flow:

At December 31, 2004 – In thousands of reais

2005	321,385	2010	26,321
2006	315,919	2011	23,012
2007	173,435	2012	21,735
2008	101,151	2013	8,317
2009	34,917

B) Other deferred charges

At December 31 – In thousands of reais

	Consolidated Bradesco			Bradesco

	Cost	Amortization	Residual value	Cost	Amortization	Residual value

Systems development	1,107,995	(643,774)	464,221	948,351	(570,906)	377,445
Other deferred charges	160,441	(94,964)	65,477	1,020,557	(597,714)	422,843
Total in 2004	1,268,436	(738,738)	529,698	1,968,908	(1,168,620)	800,288
Total in 2003	1,124,058	(572,620)	551,438	924,572	(495,308)	429,264

18) DEPOSITS, DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS AND FUNDS FROM ISSUANCE OF SECURITIES

a) Deposits and deposits received under security repurchase agreements

At December 31 – In thousands of reais

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Consolidated Bradesco	Bradesco

• Demand deposits (1)	15,297,825	-	-	-	-	-	-	15,297,825	15,161,742
• Savings deposits (1)	24,782,646	-	-	-	-	-	-	24,782,646	24,782,646
• Interbank deposits	19,477	-	-	22	-	-	-	19,499	4,977,406
• Time deposits (Note 33b)	2,736,773	2,736,527	879,104	2,832,481	3,751,518	15,049,202	473,517	28,459,122	28,267,507
• Other deposits (2)	84,235	-	-	-	-	-	-	84,235	84,235
• Deposits received under security repurchase agreements(3)	20,457,806	259,853	67,960	41,139	50,222	1,592,235	417,188	22,886,403	22,992,656
Total in 2004	63,378,762	2,996,380	947,064	2,873,642	3,801,740	16,641,437	890,705	91,529,730	96,266,192
Total in 2003	60,260,036	4,296,117	6,554,916	2,183,402	2,932,058	14,223,528	366,553	90,816,610	91,041,295

(1)	Classified as up to 30 days without considering average historical turnover.
(2)	Deposits for investment.
(3)

Includes R$ 10,233,550 thousand in investment fund resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements (Note 10a).

b) Funds from issuance of securities

At December 31 – In thousands of reais

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Consolidated Bradesco	Bradesco

Securities - Local
• Mortgage notes	170,911	81,135	101,787	294,027	22,430	10,832	-	681,122	674,432
Subtotal	170,911	81,135	101,787	294,027	22,430	10,832	-	681,122	674,432
Securities - Foreign (1)
• Commercial paper	-	-	-	798,974	-	-	-	798,974	798,974
• Eurobonds	256,371	-	-	-	-	475,932	-	732,303	773,057
• Euronotes	33,405	-	-	-	124,734	-	-	158,139	664,609
• MTN Program Issues	3,019	-	-	-	-	530,880	-	533,899	533,899
• Promissory notes	1,445	-	-	-	13,272	66,360	-	81,077	81,077
• Euro CD issued	-	26,544	-	-	-	-	-	26,544	26,544
• Securitization of future flow of money orders received from abroad (2)	8,055	-	-	-	22,539	247,632	1,040,868	1,319,094	1,319,094
• Securitization of future flow of credit card bill receivables from foreign cardholders abroad (2)	1,857	-	-	-	52,201	672,282	-	726,340	726,340
Subtotal	304,152	26,544	-	798,974	212,746	1,993,086	1,040,868	4,376,370	4,923,594
Total in 2004 (Note 33b)	475,063	107,679	101,787	1,093,001	235,176	2,003,918	1,040,868	5,057,492	5,598,026
% --------------------	9.4	2.1	2.0	21.6	4.7	39.6	20.6	100.0
Total in 2003	220,357	32,686	801,439	1,196,131	1,941,194	1,131,769	1,523,320	6,846,896	6,460,065
% --------------------	3.2	0.5	11.7	17.5	28.4	16.5	22.2	100.0

(1) These consist of funds obtained from banks abroad, from the issuance of notes in the international market and under National Monetary Council (CMN) Resolution 2770 for: (i) onlending to local customers, repayable through 2008, under terms which do not exceed those of the funds obtained, with interest payable at LIBOR, plus a spread or pre-fixed interest; (ii) for financing exchange operations for customers, through purchase and sale of foreign currencies, discounts of export bills, pre-financing of exports and financing of imports, mainly on a short-term basis.

(2) Securitization of money orders and credit card bill receivables from cardholders abroad

In 2003, the Organization entered into certain agreements designed to optimize its funding and liquidity management activities through the use of Special Purposes Entities (SPEs). These SPEs, Brasilian Merchant Voucher Receivables Limited and International Diversified Payment Rights Company, are financed through long-term obligations and settled through the future cash flows of the corresponding assets.

These assets consist mainly of the following:

(i) Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent.
(ii) Current and future flows of credit card receivables arising from expenses effected in Brazilian territory by holders of cards issued outside of Brazil.

The long-term notes issued by the SPEs and sold to investors will be settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these notes in specific cases of default or if the SPEs’ operations are terminated.

The funds derived from the sale of current and future money orders and credit card receivables, received by the SPE, must be maintained in a specific bank account until such time as a specific minimum limit is attained.

We present below the main features of the notes issued by the SPEs:

At December 31 – In thousands of reais

	Bradesco

	Issuance	Transaction amount	Maturity	Remuneration %	Book value

					2004	2003

	20.8.2003	595,262	20.8.2010	6.750	534,961	582,282
Securitization of future flow of money	20.8.2003	599,000	20.8.2010	0.68 + LIBOR	517,277	568,283
orders received from abroad	28.7.2004	305,400	20.8.2012	4.685	266,856	-
Total		1,499,662			1,319,094	1,150,565
Securitization of future flow of credit
card bill receivables from foreign cardholders abroad	10.7.2003	800,818	15.6.2011	5.684	726,340	790,613
Total		800,818			726,340	790,613

c) Expenses with funding and price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds.

Years ended December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Savings deposits	1,653,614	2,037,770	1,646,914	1,936,533
Time deposits	3,676,482	4,626,211	3,638,046	3,613,576
Deposits received under security repurchase
agreements	3,152,000	3,959,086	3,204,711	4,277,016
Funds from issuance of securities	626,191	113,871	563,905	(123,212)
Allocation of exchange variation of foreign
branches and subsidiaries	(855,524)	(504,463)	-	-
Other funding expenses	233,240	303,022	785,569	969,364
Subtotal	8,486,003	10,535,497	9,839,145	10,673,277
Expenses for price-level restatement of
technical reserves for insurance, private
pension plans and savings bonds	3,215,677	3,120,342	-	-
Total	11,701,680	13,655,839	9,839,145	10,673,277

19) BORROWINGS AND ONLENDINGS

a) Borrowings

At December 31 – In thousands of reais

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 days	More than 3 years	Consolidated Bradesco	Bradesco

Local:
• Official institutions	1,376	-	-	-	-	-	-	1,376	-
• Other institutions	11,756	-	-	-	-	-	-	11,756	-
Foreign:	1,467,578	854,546	915,141	2,278,677	1,344,236	660,002	28,083	7,548,263	7,563,346
Total in 2004 (Note 33 b)	1,480,710	854,546	915,141	2,278,677	1,344,236	660,002	28,083	7,561,395	7,563,346
%	19.6	11.3	12.1	30.1	17.8	8.7	0.4	100.0	-
Total in 2003	1,377,472	948,608	683,934	2,749,793	686,454	777,095	-	7,223,356	7,164,512
%	19.1	13.1	9.4	38.1	9.5	10.8	-	100.0

b) Onlendings:

At December 31 – In thousands of reais

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Consolidated Bradesco	Bradesco

Local:
• National Treasury	-	-	-	-	72,165	-	-	72,165	72,165
• National Bank for Economic and Social Development – BNDES	143,655	48,362	60,068	308,562	426,647	1,941,056	743,657	3,672,007	3,672,007
• Federal Savings Bank - CEF	1,606	667	399	5,133	27,359	112,315	248,341	395,820	383,742
• Government Agency for Machinery and Equipment Financing - FINAME	151,810	106,412	120,282	457,904	718,740	1,947,825	708,789	4,211,762	4,019,444
• Other institutions	-	242	106	132	481	1,647	1,036	3,644	3,644
Foreign:
• Subject to onlendings to housing loan borrowers	40,375	-	-	1,102	1,102	-	-	42,579	8,189
Total in 2004 (Note 33 b)	337,446	155,683	180,855	772,833	1,246,494	4,002,843	1,701,823	8,397,977	8,159,191
%	4.0	1.9	2.1	9.2	14.8	47.7	20.3	100.0
Total in 2003	250,584	154,995	217,031	620,433	1,058,624	3,501,140	1,768,620	7,571,427	5,586,651
%	3.3	2.0	2.9	8.2	14.0	46.2	23.4	100.0

c) Expenses for borrowings and onlendings

Years ended December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Loans:
• Local	2,931	2,678	-	-
• Foreign	70,523	91,717	69,470	82,630
Subtotal	73,454	94,395	69,470	82,630
Local onlendings
• National Treasury	2,867	3,955	2,867	3,955
• BNDES	390,028	247,118	387,683	215,792
• CEF	2,015	36,871	-	-
• FINAME	388,828	328,234	350,060	187,780
• Other institutions	449	79	710	845
Foreign onlendings:
• Payables to foreign bankers	541,410	487,381	538,663	530,021
• Other expenses for foreign onlendings	6,338	(79,839)	(255)	20,205
Subtotal	1,331,935	1,023,799	1,279,728	958,598
Allocation of exchange variation of foreign branches and subsidiaries	(152,214)	(34,815)	-	-
Total	1,253,175	1,083,379	1,349,198	1,041,228

20) CONTINGENT LIABILITIES

The Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the Organization’s legal advisors, the types of lawsuit, similarity with previous suits, complexity and jurisprudence and prior court sentences, whenever loss is deemed probable.

The Organization’s Management considers that the provision recorded is sufficient to cover possible losses generated by the corresponding legal proceedings.

Labor claims

These are claims brought by former employees seeking indemnity, especially, the payment of unpaid overtime. Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and accordingly, claims on an individual basis subsequent to 1977 are no longer significant.

The provision for labor contingencies is recorded based on the average amount of the indemnities paid.

Civil suits

These arise during the normal course of certain work routines and comprise claims for pain and suffering and pecuniary damages, mainly protests, bounced checks and the inclusion of names in the restricted credit registry.

In general, the amounts under dispute are unlikely to affect financial results since more than 60% of new suits were brought at the small claims court, i.e., for amounts of less than the maximum limit of 40 minimum wages. Moreover, some 50% of these suits are judged unfounded and the average cost of each indemnity is some 5% of the total amount claimed.

At present, there are no significant administrative suits in course, moved as a result of the lack of compliance with National Financial System regulations or payment of fines which could jeopardize the Bank’s financial results.

Tax proceedings

The Bradesco Organization is disputing the legality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of their legal advisors.

The provisions recorded segregated by legal sphere are as follows:

At December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Labor claims	833,190	819,044	669,259	523,737
Civil suits	570,346	375,629	386,773	172,882
Subtotal (1)	1,403,536	1,194,673	1,056,032	696,619
Tax proceedings (2)	3,029,251	2,815,716	989,149	893,666
Total	4,432,787	4,010,389	2,045,181	1,590,285

(1)	See Note 22.
(2)	Recorded under “Other liabilities - taxes and social security contributions”.

21) SUBORDINATED DEBT

At December 31 – In thousands of reais

Consolidated Bradesco

Note	Issuance	Transaction amount	Maturity	Remuneration	Book value

					2004	2003

LOCAL:

Subordinated CDB	March/2002	549,000	2012	100.0% of DI - CETIP	866,781	746,144
Subordinated CDB	July/2002	41,201	2012	100.0% of CDI rate + 0.75% p.a.	66,610	56,906
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI rate	300,116	257,380
Subordinated CDB	October/2002	500,000	2012	100.0% of CDI rate + 0.87% p.a.	756,757	645,720
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	49,995	42,940
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI rate	96,798	83,201
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI rate	98,644	84,788
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	199,760	171,572
Subordinated debentures	September/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	316,420	319,050
Subordinated debentures	November/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	308,425	308,358

Subtotal in Brazil		2,190,201			3,060,306	2,716,059

FOREIGN:

Subordinated debt	December/2001	353,700	2011	10.25% rate p.a.	395,184	417,811
Subordinated debt (1)	April/2002	315,186	2012	4.05% rate p.a.	360,892	392,815
Subordinated debt	October/2003	1,434,750	2013	8.75% rate p.a.	1,339,261	1,468,125
Subordinated debt	April/2004	801,927	2014	8.00% rate p.a.	817,102	-

Subtotal abroad		2,905,563			2,912,439	2,278,751

Total		5,095,764			5,972,745	4,994,810

(1)	This rate increases to 10.15% p.a. when swap to U.S. dollar cost is included.

22) OTHER LIABILITIES - SUNDRY

At December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Provision for accrued liabilities	1,914,452	1,101,388	610,595	519,648
Credit card operations	1,690,770	815,085	1,690,770	815,085
Provision for contingent liabilities (civil and labor) (Note 20)	1,403,536	1,194,673	1,056,032	696,619
Sundry creditors	1,031,425	1,088,288	350,953	311,208
Acquisition of assets and rights	149,822	153,686	157,151	60,400
Official operating agreements	11,464	133,964	11,464	125,131
Other	189,992	214,408	160,257	159,376
Total	6,391,461	4,701,492	4,037,222	2,687,467

23) INSURANCE OPERATIONS, PRIVATE PENSION PLANS AND SAVINGS BONDS

a) Technical reserves

At December 31 – In thousands of reais

	Insurance		Private Pension Plans		Savings Bonds		Total

	2004	2003	2004	2003	2004	2003	2004	2003

Current liabilities
Reserve for unearned premiums	1,211,561	1,046,236	43,083	31,422	-	-	1,254,644	1,077,658
Loss reserve - IBNR	938,776	618,396	195,381	150,524	-	-	1,134,157	768,920
Reserve for unsettled claims	460,009	345,723	265,742	150,365	-	-	725,751	496,088
Mathematical reserve for benefits granted	-	-	254,868	217,365	-	-	254,868	217,365
Mathematical reserve of benefits to
be granted	-	-	17,944,632	13,215,237	-	-	17,944,632	13,215,237
Mathematical reserve for redemptions	-	-	-	-	465,977	160,080	465,977	160,080
Reserve for draws and redemptions	-	-	-	-	238,569	183,794	238,569	183,794
Reserve for financial fluctuation	-	-	505,352	511,200	-	-	505,352	511,200
Reserve for insufficient contributions	-	-	50,434	31,971	-	-	50,434	31,971
Other reserves	76,431	20,285	150,413	93,440	14,621	87,957	241,465	201,682
Subtotal	2,686,777	2,030,640	19,409,905	14,401,524	719,167	431,831	22,815,849	16,863,995

Long-term liabilities
Mathematical reserve for benefits to
be granted	14	-	5,037,852	4,247,302	-	-	5,037,866	4,247,302
Mathematical reserve for benefits granted	-	-	2,127,089	1,826,797	-	-	2,127,089	1,826,797
Reserve for insufficient contributions	-	-	1,875,525	1,601,518	-	-	1,875,525	1,601,518
Mathematical reserve for redemptions	-	-	-	-	1,178,094	1,422,376	1,178,094	1,422,376
Reserve for financial fluctuation	-	-	255,499	224,689	-	-	255,499	224,689
Reserve for financial excess	-	-	244,396	203,419	-	-	244,396	203,419
Other reserves	-	-	9,269	18,856	125,067	-	134,336	18,856
Subtotal	14	-	9,549,630	8,122,581	1,303,161	1,422,376	10,852,805	9,544,957

Total	2,686,791	2,030,640	28,959,535	22,524,105	2,022,328	1,854,207	33,668,654	26,408,952

b) Guarantee of technical reserves for insurance, private pension plans and savings bonds

We present below the amounts of the assets and rights offered as coverage of technical reserves for insurance, private pension plans and savings bonds:

At December 31 – In thousands of reais

	Insurance		Private Pension Plans		Savings Bonds		Total

	2004	2003	2004	2003	2004	2003	2004	2003

Shares	1,189	77,942	720,094	826,079	315,193	280,850	1,036,476	1,184,871
Government securities
and corporate bonds	2,388,138	1,758,170	28,533,975	23,240,318	1,767,792	1,752,985	32,689,905	26,751,473
Credit assignments	505,234	346,502	-	-	-	505,234	346,502
Properties	17,889	45,902	1,438	1,537	12,164	5,793	31,491	53,232
Total	2,912,450	2,228,516	29,255,507	24,067,934	2,095,149	2,039,628	34,263,106	28,336,078

c) Income on premiums retained for insurance, private pension plans and savings bonds

Years ended December 31 – In thousands of reais

	2004	2003

Premiums issued	7,569,644	6,767,635
Supplementary private pension plan contributions (*)	6,935,859	5,665,357
Income on savings bond certificates	1,358,175	1,155,936
Coinsurance premiums assigned	(310,669)	(311,318)
Premiums reimbursed	(163,839)	(165,714)
Overall net revenue	15,389,170	13,111,896
Premiums redeemed	(1,557,635)	(768,755)
Reinsurance premiums assigned	(547,858)	(617,053)
Premiums retained for insurance, private pension
plans and savings bonds	13,283,677	11,726,088

(1)	Includes long-term life VGBL insurance (Vida Gerador de Benefícios Livres).

24) MINORITY INTEREST IN SUBSIDIARIES

At December 31 – In thousands of reais

	Consolidated Bradesco

	2004	2003

Financial area:
Bradesco Templeton Asset Management Ltda	9,433	4,733
Banco Alvorada S.A. (1)	6,301	-
Banco Finasa de Investimento S.A. (2)	-	9,263
Banco Baneb S.A. (1) (2)	-	1,019
Other minority interest	2	350
Subtotal	15,736	15,365
Insurance and Pension Plan area:
Indiana Seguros S.A	35,088	32,796
Bradesco Seguros S.A (3)	16,958	10,607
Bradesco Auto/RE Companhia de Seguros (3) (4)	-	9,895
Other minority interest	48	1,492
Subtotal	52,094	54,790
Other activities:
Baneb Corretora de Seguros S.A.	2,760	2,376
Sete Quedas Empreendimentos Imobiliários e Participações Ltda. (5)	-	40,168
Other minority interest	-	30
Subtotal	2,760	42,574
Total	70,590	112,729

(1)	Minority interest arising from the merger in December 2004 of Banco Baneb S.A. into Banco Alvorada. S.A.
(2)	Banco Finasa de Investimento S.A. merged by Banco Baneb S.A. in August 2004.
(3)	Percentage ownership increased through acquisition and incorporation of the minority stockholders’ shares of União Novo Hamburgo de Seguros S.A.
(4)	Formerly União Novo Hamburgo de Seguros S.A.
(5)	Sold in January 2004.

25) STOCKHOLDERS’ EQUITY (PARENT COMPANY)

a) Composition of capital stock

Fully subscribed and paid-up capital comprises nominative-registered shares, with no par value, as follows:

At December 31, 2004

Common stock	238,351,329
Preferred stock	236,081,796
Total shares and shares outstanding	474,433,125

At December 31, 2003

	Total	Treasury stock	Outstanding shares

Common stock	798,940,057,872	(574,800,000)	798,365,257,872
Preferred stock	786,939,365,428	-	786,939,365,428
Total	1,585,879,423,300	(574,800,000)	1,585,304,623,300

b) We present below the movement of capital stock

	Number

	Common	Preferred	Total

Shares held at December 31, 2003	798,940,057,872	786,939,365,428	1,585,879,423,300
Decrease as a result of reverse stock split	(798,860,163,867)	(786,860,671,492)	(1,585,720,835,359)
Shares held subsequent to reverse stock split	79,894,005	78,693,936	158,587,941
Shares acquired and canceled	(443,562)	(4)	(443,566)
Increase as a result of stock split	158,900,886	157,387,864	316,288,750
Total shares held and outstanding at December 31, 2004	238,351,329	236,081,796	474,433,125

At the Extraordinary General Meeting of December 17, 2003, approval was given for a 1-for-10.000 reverse split of Bradesco’s stock. This process was ratified by BACEN on January 6, 2004.

At the Extraordinary General Meeting held on November 22, 2004, approval was given to suspend the authorization given to the Board of Directors, at June 9, 2004, for the acquisition of up to 4,000,000 nominative-registered shares, with no par value, of which 1,500,000 are common and 2,500,000 are preferred shares, to be held in treasury and subsequently cancelled, with no capital decrease.

At the Extraordinary General Meeting held on December 9, 2004, approval was given for the following:

  Cancellation of 443,566 shares, held in treasury, of which 443,562 are common and 4 are preferred shares, with no capital decrease.

  2-for-1 split of the shares comprising capital subsequent to the cancellation described above, with no change in value increasing the number of shares by 200%, whereby 2 new shares were received free of charge in exchange for each share of the same class held at December 13, 2004. In the same proportion as the split carried out in the Brazilian market, a split of Depositary Receipts (DRs) was carried out in the U.S. (NYSE) and European (LATIBEX) markets, whereby investors received 2 new DRs, free of charge in exchange for each DR held, ensuring that DRs continued to be traded in the proportion of 1 share for 1 DR, in the corresponding markets.

  Capital increase in the amount of R$ 700,000 thousand, from R$ 7,000,000 thousand to R$ 7,700,000 thousand, through the issue of 17,500,000 new common nominative-registered shares with no par value, of which 8,791,857 are common and 8,708,143 are preferred shares, for private subscription at the price of R$ 40.00 per share, to be subscribed during the period from December 27, 2004 thru January 27, 2005, in the proportion of 3.688612594% of the share position held at December 13, 2004, considering the stock split. The remaining shares will be sold by auction to be held at the São Paulo Stock Exchange – BOVESPA on February 15, 2005. The total amount of the transaction which exceeds the subscription amount will be fully recorded as a credit in the “Capital reserve – share premium” account.

This process was ratified by BACEN on December 10, 2004.

c) Interest attributed to own capital

Non-voting preferred shares are entitled to all rights and benefits attributed to common shares and in conformity with the Bank’s statutes have priority to repayment of capital and 10% additional interest attributed to own capital and/or dividends, in accordance with the provisions of paragraph 1, item II of Article 17 of Law 6404, as amended by Law 10303.

In conformity with the Bank’s statutes, stockholders are entitled to interest attributed to own capital and/or dividends which total at least 30% of net income for the year, adjusted in accordance with Brazilian corporate legislation.

Interest attributed to own capital is calculated based on the stockholders' equity accounts and limited to the variation in the long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and revenue reserves in amounts that are equivalent to, or exceed twice the amount of such interest.

It is the Bank’s policy to distribute, during the year, all the interest attributed to own capital, determined in conformity with the above criteria and to compute this interest for purposes of the minimum compulsory dividend, net of withholding tax (IRRF).

At the Board of Directors meeting held on December 6, 2004, approval was given to for the payment of supplementary interest attributed to own capital, for 2004, in the amount of R$ 5.439542815 and R$ 5.983497096 per common and preferred share, respectively, to be paid on February 15, 2005, at the net amount of R$ 4.623611393 and R$ 5.085972532, net of withholding tax, per common and preferred share, respectively, benefiting stockholders registered at the Bank on December 6, 2004.

We present below interest attributed to own capital for 2004:

	In thousands of reais	% (1)

Net income for the year	3,060,151
Legal reserve	(153,008)

Calculation base	2,907,143

Interest attributed to own capital (gross)	1,324,983	45.58%
Withholding tax on interest attributed to own capital - 15%	(198,747)

Interest attributed to own capital (net) in 2004	1,126,236	38.74%

Interest attributed to own capital (net) in 2003	1,144,965	52.26%

(1)	Percent interest attributed to own capital of calculation basis.

In 2004, interest attributed to own capital was paid and proposed as follows:

	In thousands of reais

	Per share (gross) (1)		Amount paid/accrued gross	Withholding tax – IRRF (15%)	Amount paid/accrued net

Details	Common	Preferred

Monthly	1.694160	1.863576	281,307	42,196	239,111
Interim – 1H04 (2)	0.847080	0.931788	140,644	21,096	119,548
Supplementary interest for 2004 (3)	5.439543	5.983497	903,032	135,455	767,577
Total	7.980783	8.778861	1,324,983	198,747	1,126,236

(1)	Adjusted to share base, subsequent to the reverse stock split and stock split.
(2)	Declared on June 30, 2004 and paid on July 30, 2004.
(3)	Declared on December 6, 2004, to be paid on February 15, 2005.

26) COMMISSIONS AND FEES

	Years ended December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Checking accounts	1,326,778	1,106,995	1,289,237	1,007,576
Collection	628,827	595,296	624,647	524,408
Fund management services	888,104	590,132	513,252	353,973
Income on cards	1,068,641	817,771	466,134	363,446
Credit operations	830,799	579,248	671,230	454,300
Interbank charges	261,373	256,540	259,404	223,591
Receipt of taxes	204,456	185,691	201,573	164,084
Revenue from custody and brokerage services	97,925	77,475	59,969	51,504
Consortium management	86,970	26,133	-	-
Other	430,495	321,580	85,490	35,113
Total	5,824,368	4,556,861	4,170,936	3,177,995

27) PERSONNEL EXPENSES

	Years ended December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Remuneration	2,509,454	2,379,571	2,078,645	1,705,929
Single payment bonus	42,981	99,045	42,981	90,516
Benefits	1,006,681	964,334	848,759	739,576
Social charges	924,264	831,487	767,203	595,846
Training	52,681	61,168	43,990	45,332
Employee profit sharing (1)	182,386	170,579	153,007	123,998
Other (labor)	250,560	273,307	268,622	321,028
Total	4,969,007	4,779,491	4,203,207	3,622,225

(1)

This amount corresponds to 6.0% of net income for the year (2003 – 7.4%) and to 5% on an unconsolidated basis (2003 – 5.4%), in conformity with the Bank Clerk Trade Union’s Collective Bargaining Agreement.

28) ADMINISTRATIVE EXPENSES

	Years ended December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Third-party services	846,697	814,570	614,133	503,768
Communications	647,401	633,618	533,600	440,506
Depreciation and amortization	479,737	529,896	383,585	359,223
Publicity and advertising	426,245	372,188	192,247	173,267
Financial system services	402,436	356,972	386,127	317,453
Transport	389,852	357,401	357,836	280,957
Leasing	307,408	278,972	297,538	260,741
Rents	299,045	287,397	321,548	253,449
Data processing	254,382	274,119	201,918	171,062
Maintenance and repairs	272,195	242,463	295,054	252,672
Materials	152,379	172,529	113,922	117,948
Water, electricity and gas	128,654	114,844	113,206	89,484
Travel	57,676	63,588	24,791	20,394
Other	273,036	315,647	94,325	102,849
Total	4,937,143	4,814,204	3,929,830	3,343,773

29) OTHER OPERATING INCOME

	Years ended December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Other financial revenue	351,802	412,201	151,346	174,687
Reversal of other operating provisions	344,085	614,873	163,657	463,465
Recovery of charges and expenses	95,203	125,011	55,468	50,618
Income on sale of goods	74,277	204,249	-	-
Other	333,165	340,908	89,899	65,448
Total	1,198,532	1,697,242	460,370	754,218

30) OTHER OPERATING EXPENSES

	Years ended December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Other financial expenses	778,477	1,030,446	147,426	102,849
Sundry losses	508,408	463,098	488,812	403,478
Amortization of goodwill	343,798	236,540	236,393	194,946
Cost of sales and services (1)	558,961	488,583	-	-
Expenses for other operating provisions	228,045	194,673	221,034	150,036
Other	408,447	327,939	322,232	249,927
Total	2,826,136	2,741,279	1,415,897	1,101,236

(1)	Includes depreciation (amortization) of R$ 68,263 thousand (2003 – R$ 93,217 thousand).

31) NON-OPERATING INCOME (EXPENSE), NET

	Years ended December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Extraordinary amortization of goodwill (1) (2)	(369,574)	(798,540)	(1,617)	-
(Loss) profit on sale and write off of assets and investments (3)	(98,311)	(161,438)	(94,351)	(26,539)
Income on sale of branches at auctions	-	210,825	-	115,351
Non-operating provisions recorded (reversed)	(17,671)	(67,049)	1,620	47,624
Other	(5,590)	(24,874)	35,768	37,751
Total	(491,146)	(841,076)	(58,580)	174,187

(1)

Although its essence was maintained, goodwill held by Boavista DTVM in Banco Mercantil S.A., following the merger approved on March 31, 2003, was amortized on an extraordinary basis during the year, pursuant to BACEN Circular 3017.

(2)	2004 - As a result of the change in projected realization (Note 17a).
(3)

Includes in 2003, on an unconsolidated basis, income on the sale of shares of Latasa S.A. in the amount of R$ 117,655 thousand. On a consolidated basis, income in the amount of R$ 195,386 thousand was classified in income on securities’ transactions.

32) TRANSACTIONS WITH SUBSIDIARY AND ASSOCIATED COMPANIES (DIRECT AND INDIRECT)

The transactions with subsidiary and associated companies, carried out at average market terms and prices on the dates thereof, were eliminated from the consolidated financial statements and summarized below:

	At December 31 – In thousands of reais

	2004		2003

	Assets (liabilities)	Income (expense)	Assets (liabilities)	Income (expense)

Interest attributed to own capital and dividends:
Bradesco Seguros S.A	622,474	-	146,591	-
Bradesco Vida e Previdência S.A	80,305	-	-	-
Banco Baneb S.A	-	-	63,530	-
Banco Boavista Interatlântico S.A	6,461	-	421,480	-
Bradesco Leasing S.A. Arrendamento Mercantil	18,995	-	-	-
Banco BCN S.A.	-	-	79,785	-
Banco Mercantil de São Paulo S.A.	67,588	-	-	-
Banco Alvorada S.A.	57,271	-	-	-
Banco Finasa S.A.	162,286	-	-	-
Other subsidiary and associated companies	31,378	-	26,019	-

Exchange purchases pending settlement (a):
Banco BCN S.A.	-	-	11,185	2,081
Other subsidiary and associated companies	-	-	-	2,167

Pre-export operations (b):
Banco BCN S.A. – Foreign:	-	-	97,075	3,197
Other subsidiary and associated companies	-	1,952	-	301

Exchange purchase payables (c):
Banco BCN S.A.	-	-	(11,138)	(1,266)

Demand deposits
Bradesco Vida e Previdência S.A	(3,203)	-	(25,716)	-
Banco BCN S.A. – Foreign:	-	-	(24,913)	-
Bradesco Seguros S.A	(328)	-	(4,609)	-
Bradesco Saúde S.A.	(3,673)	-	(28)	-
Finasa Promotora de Vendas	(8,269)	-	-	-
BRAM – Bradesco Asset Management S.A	(4,042)	-	(3,267)	-
Other subsidiary and associated companies	(6,635)	-	(11,655)	-

Time deposits
ABS-Empreend. Imob., Partic. e Serviços S.A	-	-	-	(7,147)
Cia. Finasa Securitizadora de Créditos Financeiros	-	-	(10,095)	(879)
Baneb Corretora S.A	(4,744)	(690)	(4,677)	(924)
Bradesco Capitalização S.A	-	(10,211)	(63,389)	(1,668)
União Novo Hamburgo Seguros S.A.	(10,723)	-	-	-
Bradesco Securities Inc.	(5,771)	(57)	(970)	-
Other subsidiary and associated companies	(7,712)	(6,740)	(12,057)	(7,761)

Foreign currency deposits abroad:
Banco Bradesco Luxembourg S.A.	493	-	502	-
Banco Bradesco Argentina S.A.	20	-	22	-

Foreign currency investments:
Banco Bradesco Luxembourg S.A.	44,429	587	21,860	-

Deposits/Interbank deposits (d):

Deposits received under security repurchase agreements:
Banco BEM S.A.	(621,897)	(17,923)	-	-
Banco Boavista Interatlântico S.A	-	(1,249)	(26,293)	(46,871)
Boavista Banking Limited	(32,127)	(1,613)	(144,506)	(1,295)
Bradesco Leasing S.A. Arrendamento Mercantil	(2,466,878)	(153,513)	(40,400)	(78,567)
Bradesco BCN Leasing S.A. Arrendamento Mercantil	-	(189,365)	(2,026,893)	(416,968)
Banco BCN S.A.	-	-	(793,691)	(30,035)
Banco Alvorada S.A.	(275,178)	(80,540)	(770,622)	(75,091)
Banco Mercantil de São Paulo S.A.	(1,522,091)	(77,741)	(209,426)	(22,526)
Banco Finasa de Investimento S.A.	-	(7,268)	(82,361)	(15,841)
Boavista S.A. – Arrendamento Mercantil	-	-	-	(25,583)
Other subsidiary and associated companies	(39,903)	(27,329)	(106,496)	(61,850)

Open market investments:
Banco Finasa S.A.	9,240,527	999,778	4,745,509	730,519
Banco Boavista Interatlântico S.A	539,733	52,244	662,062	40,496
Banco BCN S.A.	-	-	74,324	406,553
Banco Mercantil de São Paulo S.A.	-	-	-	88,915
Other subsidiary and associated companies	-	31	-	540

Securities purchased under resale agreements/(e):

Deposits received under security repurchase agreements:
Bradesco S.A. – CTVM	(19,971)	(5,155)	(23,054)	(7,426)
Banco Baneb S.A.	-	(1,130)	(426,438)	(54,831)
Banco BCN S.A.	-	-	(984,615)	(88,778)
Banco Boavista Interatlântico S.A	(3,320)	(1,634)	(151,765)	(170,971)
Banco de Crédito Real de Minas Gerais S.A.	-	(210)	(3,501)	(92,606)
Banco Finasa S.A.	(3,948)	(3,950)	(33,107)	(6,278)
Banco Mercantil de São Paulo S.A.	(10,839)	(5,318)	(381,709)	(43,380)
Cia. Brasileira de Meios de Pagamento – VISANET	(44,279)	(3,006)	(14,123)	(1,472)
Other subsidiary and associated companies	(25,831)	(10,491)	(9,404)	(23,772)

Open market investments:
Banco Alvorada S.A.	372,024	5,432	-	12,105
Banco BCN S.A.	-	-	480,087	4,536
Banco Baneb S.A.	-	51,109	415,362	62,980
Banco Boavista Interatlântico S.A	-	2,732	125,202	214,490
Banco BEM S.A.	487,056	59,725	-	-
Banco Mercantil de São Paulo S.A.	-	6,975	120,469	28,805
Other subsidiary and associated companies	-	18,689	-	11,453

Derivative financial instruments (swap) (f):
Banco Finasa S.A.	156,111	16,466	324,849	234,779
Banco BCN S.A.	-	-	(40)	91,441
Banco Mercantil de São Paulo S.A.	-	1,999	-	(46,476)
Other subsidiary and associated companies	8,352	1,533	19	317

Foreign borrowings and onlendings (g):
Banco Bradesco Luxembourg S.A.	(64,683)	(1,254)	(68,704)	(1,961)
Banco BCN S.A.	-	-	(34,542)	(2,714)
Banco Boavista Interatlântico S.A	(21,294)	(385)	(22,858)	(579)
Other subsidiary and associated companies	(4,243)	(90)	(4,341)	(279)

Services rendered (h):
Scopus Tecnologia S.A.	(7,336)	(128,667)	(1,974)	(96,134)
CPM S.A	(3,504)	(37,646)	(173)	(35,082)
Other subsidiary and associated companies	94	4,255	(16)	1,256

Branch rents:
ABS-Empreend. Imob., Partic. e Serviços S.A	-	-	-	(32,240)
Banco Mercantil de São Paulo S.A.	-	(15,691)	-	(9,377)
Bradesco Capitalização S.A.	-	(1,270)	-	(6,755)
Bradesco Vida e Previdência S.A	-	(6,589)	-	(5,965)
Bradesco Seguros S.A	-	(29,351)	-	(2,772)
Other subsidiary and associated companies	-	(12,800)	-	(8,751)

Securities – Foreign (i):
Banco BCN S.A.	-	-	39,301	1,835
Bradesco Securities, Inc.	-	(580)	(20,805)	(456)
Banco Boavista Interatlântico S.A	(505,991)	(74,993)	-	-
Cidade Capital Markets Limited	(41,212)	(140)	-	-
Other subsidiary and associated companies	-	-	-	(658)

Securities
Bradesco Leasing S.A. Arrendamento Mercantil	1,905,213	99,749	-	-
Bradesco BCN Leasing S.A. Arrendamento Mercantil	-	146,688	1,636,242	266,305
Cibrasec - Companhia Brasileira de Securitização	29,622	-	391	-

Interbank onlendings (j):
Banco BCN S.A.	-	-	(15,197)	(194)
Other subsidiary and associated companies	-	(427)	-	(573)

Securitization transactions (k):
International Diversified Payment Rights Company	(1,319,094)	(79,920)	(1,150,565)	(29,083)
Brasilian Merchant Voucher Receivables Limited	(726,340)	(45,865)	(790,613)	(23,170)

a)	Foreign exchange portfolio transactions in the interbank market for ready settlement.
b)	Foreign credit lines for export financing in Brazil, subject to exchange variations and interest at rates practiced in the international market.
c)	Local currency commitments for exchange purchases, recorded as a counter-entry to exchange purchases pending settlement.
d)	Short-term interbank investments - interbank deposits of related companies at CDI rate (Certificate of Interbank Deposit).
e)	Repurchase and/or resale commitments pending settlement, guaranteed by government securities at normal market rates.
f)	Differences between amounts receivable and payable on swaps.
g)	Foreign currency loans for financing of exports subject to exchange variation and bearing interest at international market rates.
h)	Contract with Scopus Tecnologia S.A. for IT equipment maintenance services and the contract with CPM S.A. for data processing systems maintenance services.
i)	Investments in foreign securities, fixed rate notes and eurobonds subject to exchange variations and carrying interest at rates used for securities placed in the international market.
j)	Payables on interbank onlendings -funds from rural loans bearing interest and charges corresponding to normal rates practiced for this type of transaction.
k)	Transactions for securitization of the future flow of money orders received from abroad and securitization of the future flow of credit card bill receivables from foreign cardholders.

33) FINANCIAL INSTRUMENTS

a) Risk and risk management

The main risks related to financial instruments, arising from the business carried out by the Bank and its subsidiaries are as follows: credit risk; market risk; liquidity risk; and capital risk. Risk management involves an integrated series of controls and processes, embracing a range of different policies and strategies. These risk management policies are designed to limit possible loss for the Organization.

Credit risk

As part of its credit risk management enhancement process, Bradesco is working uninterruptedly to improve the procedures for gathering and controlling portfolio information, develop new loss estimation models, enhance and prepare rating inventories used in the various sectors in which the Bank operates, to supervise the processes used in credit analysis, granting and settlement, monitor credit concentration, identify the causes of default and to prepare risk mitigation plans.

Efforts are focused on the utilization of advanced and robust risk assessment models fully integrated with all the credit process components, in line with best practices and the recommendations established by the New Basel Capital Accord’s most advanced models.

We highlight, among others, the following:

  Mapping, measurement and identification of credit risk management capacity gaps, as regards Basel II requirements, as well as best practices, embracing roles and responsibilities, professional qualification, review of the organizational structure and IT demands.
  Creation of an Executive Credit Risk Committee responsible for assuring the strategic management of the credit operation portfolio.
  Structuring of the expected and unexpected loss calculation system, as well as corresponding capital allocation.
  Backtesting of models used to assess the credit portfolio risks.
  Improvement of the management information systems designed to meet the requirements of the present customer segmentation approach, with the emphasis on decision making and credit portfolio management.
  Review and restructuring of internal processes, embracing roles and responsibilities, capacity building, review of organizational structures and information technology demands.

Market risk

Market risk is related to the possibility of the loss of income from fluctuating rates caused by the unhedged terms, currencies and indices of the Institution's asset and liability portfolios. This risk is closely monitored by the financial market to avoid loss for the institutions.

At Bradesco, market risks are managed through methodologies and models which are consistent with local and international market reality, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure and V@R (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area which is independent from portfolio management. The methodology used to determine V@R has a reliability level of 97.5%. The fluctuations and correlations used by the models are calculated on statistical bases based on forward-looking processes in accordance with economic studies.

The methodology applied and current statistical models are validated daily using backtesting techniques.

We present below the V@R of the Own Portfolio positions (Treasury):

	At December 31 – In thousands of reais

Risk Factors	2004	2003

Prefixed	2,040	5,888
Exchange coupon	20,140	17,999
Foreign currency	40	2,907
Floating rate	339	11
Correlated effect	(1,759)	(5,858)

V@R (Value at Risk)	20,800	20,947

We present below the V@R of positions derived from the financial Group’s commercial transactions:

	At December 31 – In thousands of reais

Risk Factors	2004	2003

Prefixed	9,788	379
Exchange coupon	1,000	3,456
Foreign currency	210	2,183
IGP-M	4,010	14,696
TR	4,168	3,771
Other	31	62
Correlated effect	(4,967)	(8,879)

V@R (Value at Risk)	14,240	15,668

In addition, a daily Gap Analysis is performed to measure the effect of the movement in the internal interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the fixed and foreign exchange positions of the Organization’s entire portfolio and of minimum capital requirements.

Liquidity risk

Liquidity risk management is designed to control the different unhedged liquidation terms of the Bank's rights and obligations as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk is critical since it enables the Organization to settle transactions on a timely and secure basis.

At Bradesco, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital risk

The Organization's capital is managed to optimize the risk-return ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

	In thousands of reais

Calculation Basis - Capital Adequacy Ratio (Basel):	Financial (1)	Economic-financial (2)

Stockholders’ equity	15,214,646	15,214,646
Decreased in deferred tax assets – BACEN Res. 3059	(41,183)	(41,183)
Minority interest/other	6,643	70,590
Reference equity - level I	15,180,106	15,244,053
Reference equity - level II (subordinated debt)	5,663,358	5,663,358
Total reference equity (level I + level II)	20,843,464	20,907,411

Risk weighted assets	111,182,110	130,055,907

Capital adequacy ratio at December 31, 2004 (3)	18.75%	16.08%

Variation in the capital adequacy ratio (Basel) - %

Ratio at December 31, 2003	19.85%	17.22%
Movement in stockholders’ equity:
• Net income for the year	3.02%	2.61%
• Interest attributed to own capital	(1.32%)	(1.15%)
• Mark-to-market adjustment – securities and derivatives	(0.06%)	(0.07%)
• Subordinated debt	0.89%	0.79%
• Other	(0.11%)	(0.12%)
Variation in weighted assets:
• Securities	0.68%	(0.13%)
• Credit operations	(1.93%)	(1.40%)
• Deferred tax assets	0.10%	(0.01%)
• Risk (swap, market, interest and exchange rates)	(1.75%)	(1.30%)
• Memorandum accounts	(0.19%)	(0.16%)
• Other assets	(0.43%)	(0.20%)
Ratio at December 31, 2004	18.75%	16.08%

(1)	Financial companies only
(2)	Financial and non-financial companies.
(3)	Considering a future interest of capital in the amount of R$ 700,000 thousand, the ratios would be as follows: 19.38% and 16.61%.

B) Market value

The book values, net of allowances for mark-to-market, of the main financial instruments are summarized as follows:

	At December 31 – In thousands of reais

	Consolidated Bradesco

	2004			2003

	Book value	Market value	Potential gain (loss)	Potential gain (loss)

Assets:
Securities and derivative financial instruments	62,421,658	63,308,076	886,418	726,654
Credit operations (1)	62,787,937	63,062,409	274,472	466,207
Investments (2)	1,101,174	1,544,343	443,169	65,847

Liabilities:
Time deposits (Note 18a)	28,459,122	28,459,749	(627)	(17,633)
Funds from issuance of securities (Note 18b)	5,057,492	5,043,287	14,205	(48,356)
Borrowings and onlendings (Notes 19a and 19b)	15,959,372	15,970,693	(11,321)	(178,536)
Subordinated debt	5,972,745	6,316,486	(343,741)	(291,578)
Treasury stock	-	-	-	389
Total			1,262,575	722,994

(1)	Includes advances on foreign exchange contracts, leasing operations and other receivables.
(2)	Not including increment in investments in associated companies.

Determination of market value of financial instruments:

  The market value of securities is determined based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics.

  Prefixed credit operations were determined by discounting estimated cash flows, using interest rates which are equivalent to interest rates applied by the Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date.

  Time deposits, funds for issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

c) Derivatives

Bradesco carries out transactions involving derivative financial instruments, which are recorded in balance sheet or memorandum accounts, for its own needs and for customers. The derivative financial instruments are used by the Bank to hedge its asset and liability positions against the effect of exchange variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

I) The amounts of the instruments recorded in balance sheet and memorandum accounts are summarized below:

	At December 31, 2004 – In thousands of reais

	Consolidated Bradesco		Bradesco

	Overall amount	Net amount	Overall amount	Net amount

Futures contracts
Purchase commitments:	5,242,407		5,242,407
- Interbank market	53,064	-	53,064	-
- Foreign currency	5,189,343	-	5,189,343	-
Sale commitments:	23,553,033		23,553,033
- Interbank market	9,345,181	9,292,117	9,345,181	9,292,117
- Foreign currency	14,195,045	9,005,702	14,195,045	9,005,702
- Other	12,807	12,807	12,807	12,807

Option contracts
Purchase commitments:	7,742		7,742
- Foreign currency	7,742	-	7,742	-
Sale commitments:	1,450,311		1,450,311
- Foreign currency	1,450,311	1,442,569	1,450,311	1,442,569

Forward contracts
Purchase commitments:	392,330		392,330
- Foreign currency	383,134	52,508	383,134	52,508
- Other	9,196	-	9,196	-
Sale commitments:	339,822		339,822
- Foreign currency	330,626	-	330,626	-
- Other	9,196	-	9,196	-

Swap contracts
Asset position:	7,495,121		9,159,754
- Interbank market	3,111,153	1,284,654	3,111,153	-
- Prefixed	343,487	-	2,046,959	1,414,207
- Foreign currency	2,324,325	-	2,287,063	-
-Reference rate (TR)	639,304	638,790	639,304	638,790
- SELIC (Brazilian Central Bank reference rate)	935,899	898,358	935,899	898,358
- IGP-M (General Price Index – Market)	99,376	-	99,376	-
- Other	41,577	29,876	40,000	29,771

Liability position:	7,157,862		8,658,080
- Interbank market	1,826,499	-	3,328,246	217,093
- Prefixed	632,809	289,322	632,752	-
- Foreign currency	4,476,757	2,152,432	4,476,757	2,189,694
-Reference rate (TR)	514	-	514	-
- SELIC	37,541	-	37,541	-
- IGP-M	172,041	72,665	172,041	72,665
- Other	11,701	-	10,229	-

Derivatives include operations maturing in D +1, to be settled in currency at December 31, 2004 price levels.

Amounts receivable on swap contracts recorded in securities and derivative financial instruments, totaled R$ 379,576 thousand, on a consolidated basis, and R$ 546,712 thousand on an unconsolidated basis and the amounts payable, classified in liabilities - derivative financial instruments, total R$ 42.317 thousand on a consolidated basis and R$ 45,038 thousand on an unconsolidated basis.

II) We present below the composition of derivative financial instruments (assets and liabilities) stated at restated cost and market value:

	At December 31, 2004 – In thousands of reais

	Consolidated Bradesco

	Restated cost	Adjustment to market value	Market Value

Derivatives - adjustment receivable	385,438	12,518	397,956
Derivatives - adjustment payable	(176,388)	2,741	(173,647)
Total	209,050	15,259	224,309

	At December 31, 2004 – In thousands of reais

	Consolidated Bradesco

	Restated cost	Adjustment to market value	Market Value

Derivatives - adjustment receivable	504,821	60,271	565,092
Derivatives - adjustment payable	(169,398)	(6,969)	(176,367)
Total	335,423	53,302	388,725

III) Futures, option, forward and swap contracts fall due as follows:

	At December 31 – In thousands of reais

	Consolidated Bradesco

	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2004	2003

Futures contracts	17,879,830	894,047	6,361,346	3,660,217	28,795,440	29,941,772
Option contracts	863,403	69,688	-	524,962	1,458,053	151,722
Forward contracts	280,551	249,071	143,157	59,373	732,152	1,022,923
Swap contracts	2,865,771	1,116,532	792,561	2,340,681	7,115,545	10,105,849
Total in 2004	21,889,555	2,329,338	7,297,064	6,585,233	38,101,190
Total in 2003	20,023,957	4,138,931	8,518,786	8,540,592		41,222,266

	At December 31 – In thousands of reais

	Consolidated Bradesco

	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2004	2003

Futures contracts	17,879,830	894,047	6,361,346	3,660,217	28,795,440	28,680,510
Option contracts	863,403	69,688	-	524,962	1,458,053	151,722
Forward contracts	280,551	249,071	143,157	59,373	732,152	1,017,923
Swap contracts	3,110,226	1,472,945	1,259,681	2,770,190	8,613,042	12,314,586
Total in 2004	22,134,010	2,685,751	7,764,184	7,014,742	39,598,687
Total in 2003	20,247,453	4,191,857	8,641,423	9,084,008		42,164,741

IV) We present below the type of margin given as collateral for derivative financial instruments, comprising mainly futures contracts:

At December 31 – In thousands of reais

Bradesco and Consolidated Bradesco

Government securities
Central Bank Notes	616
Federal Treasury Notes	356,927
National Treasury Bonds	492,756
Financial Treasury Notes	242
Total	850,541

V) We present below net revenue and expense amounts:

	Years ended December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Swap contracts	367,285	499,047	398,074	257,225
Forward contracts	60,129	38,264	60,125	34,350
Option contracts	12,472	34,413	12,472	8,537
Futures contracts	799,004	(516,532)	801,359	(254,096)
Total	1,238,890	55,192	1,272,030	46,016

VI) We present below the overall amounts of the derivative financial instruments, separated by place of trading:

	Years ended December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

CETIP (counter)	6,553,667	8,656,704	8,051,164	10,865,441
BM&F (floor)	31,547,523	32,565,562	31,547,523	31,299,300
Total	38,101,190	41,222,266	39,598,687	42,164,741

34) EMPLOYEE BENEFITS

Banco Bradesco and its subsidiaries sponsor a supplementary retirement pension plan for employees and directors. The unrestricted benefits generating plan (PGBL) is of the defined contribution type, which permits the accumulation of savings by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund - FIFE.

The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management Ltda. is responsible for the financial administration of the FIFE funds.

The contributions paid by employees and by Bradesco and its subsidiaries total 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the defined benefits plan and whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the defined contribution plan (PGBL) are fully covered by the net equity of the corresponding FIFE fund.

As well as the aforementioned defined contribution plan (PGBL), former participants of the defined benefits plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefits plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (into which Banco Baneb S.A., which had previously merged BEA S.A., was merged) maintains a supplementary pension plan managed by Caixa de Previdência dos Funcionários do BEA - CABEA, which is currently undergoing a sponsorship withdrawal process, with base date established at November 30, 2002 and whose sponsor’s contributions ceased from December 1, 2002. The plan’s actuarial liabilities are fully covered by the plan’s net assets.

Banco Alvorada S.A. (into which Banco Baneb S.A. was merged) sponsors supplementary pension plans of the defined contribution (PGBL) and defined benefits type, through Fundação Baneb de Seguridade Social - BASES (for former Baneb employees). The actuarial liabilities of the defined contribution and defined benefit plans are fully covered by the net assets of the plans..

Banco BEM S.A. sponsors supplementary pension plans of the defined benefit and defined contribution type, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão – CAPOF. The actuarial liabilities of the defined benefit and defined contribution plans are fully covered by the net assets of the plans.

Based on the report of the independent actuary, the present value of the actuarial liabilities of the defined benefits plan and its assets for coverage of the obligations assumed by Banco Alvorada and by Banco BEM is presented below:

	At December 31, 2004 – In thousands of reais

	Banco Alvorada	Banco BEM

Net plan assets	334,279	114,278
Actuarial liabilities	308,636	133,513
Excess (insufficient)	25,643	(19,235)

Main assumptions used in the actuarial appraisal of the plans of Banco Alvorada and Banco BEM:

Nominal discount rate	11.30% p.a.
Nominal minimum expected return on assets	11.30% p.a.
Nominal future salary growth rate	8.15% p.a.
Nominal social security and plan benefit growth rate	5.00% p.a.
Inflation rate	5.00% p.a.
General mortality biometric table	UP94 with 1 year adjustment
Disability entry biometric table	Mercer Table
Expected turnover rate	0.30/(years of service + 1)
Actuarial method	Projected unit credit

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government securities and corporate bonds, listed company stock and real estate).

Expenses with contributions made during the year totaled R$ 211,259 thousand (2003 -R$ 293,696 thousand) on a consolidated basis and R$ 182,506 thousand (2003 -R$ 219,360 thousand) on an unconsolidated basis.

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: healthcare insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, totaled R$ 1,059,362 thousand (2003 -R$  1.025.502 thousand) on a consolidated basis and R$ 892,749 thousand (2003 – R$ 784,908 thousand) on an unconsolidated basis, for the year.

35) PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges:

	Years ended December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Income before income tax and social contribution	3,626,965	2,712,032	2,967,343	1,830,943
Composite income tax and social contribution at the statutory rates of 25% and 9%, respectively	(1,233,168)	(922,091)	(1,008,897)	(622,521)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of subsidiary and associated companies	55,541	1,777	826,277	646,230
Exchange loss	(111,115)	(165,736)	(115,646)	(66,134)
Non-deductible expenses, net of non-taxable income	(79,107)	16,387	(60,905)	(12,656)
Deferred tax assets recorded in prior-years	303,787	215,811	-	77,833
Interest attributed to own capital (paid and accrued)	450,494	457,986	450,494	457,986
Other amounts	59,223	(782)	1,485	(5,342)
Provision for income tax and social contribution for the year	(554,345)	(396,648)	92,808	475,396

b) Statement of income tax and social contribution benefit (expense)

	Years ended December 31 – In thousands of reais

	Consolidated Bradesco		Bradesco

	2004	2003	2004	2003

Deferred taxes
Amount recorded/realized for the year on temporary additions	76,256	543,863	27,634	451,189
Use of opening balances:
Negative basis of social contribution	(25,183)	(8,344)	-	-
Tax loss	(90,398)	(156,891)	-	-
Prior-year deferred tax assets were recorded on:
Negative basis of social contribution	26,403	12,793	-	-
Tax loss	116,223	119,696	-	-
Social contribution - Provisional Measure 2158-35 of August 24, 2001	16,093	-	-	-
Temporary additions	145,068	83,322	-	77,833
Recorded for the year on:
Negative basis of social contribution	16,454	8,007	-	-
Tax loss	41,496	14,089	-	-
Subtotal	322,412	616,535	27,634	529,022

Current taxes
Income tax and social contribution payable	(876,757)	(1,013,183)	65,174	(53,626)

Income tax and social contribution benefit (expense) for the year	(554,345)	(396,648)	92,808	475,396

c) Statement of deferred income tax and social contribution assets

	In thousands of reais

	Consolidated Bradesco

	Balance at 31.12.2003	Balances acquired/ assigned	Amount recorded	Amount realized	Balance at 31.12.2004

Provision for loan losses	2,548,151	11,268	867,782	725,644	2,701,557
Provision for civil contingencies	119,717	-	96,732	37,595	178,854
Provision for tax contingencies	526,525	-	79,805	21,721	584,609
Provision for labor claims	277,635	-	141,503	134,630	284,508
Allowance for mark-to-market of securities and investments	148,560	61	51,502	39,666	160,457
Provision for loss on non-operating assets	81,458	633	25,438	30,056	77,473
Mark-to-market adjustment of trading securities	71,222	1,086	103,719	78,747	97,280
Amortization of goodwill	381,543	-	131,118	133,464	379,197
Other	216,982	-	74,639	149,391	142,230

Total deferred tax assets on temporary differences	4,371,793	13,048	1,572,238	1,350,914	4,606,165
Tax losses and negative basis of social contribution	514,890	6,635	200,576	115,581	606,520
Subtotal	4,886,683	19,683	1,772,814	1,466,495	5,212,685

Mark-to-market adjustment of securities available for sale	40,463	-	-	40,463	-
Social contribution - Provisional Measure 2158-35 of August 24, 2001	913,423	-	16,093	49,845	879,671
Total deferred tax assets (Note 13b)	5,840,569	19,683	1,788,907	1,556,803	6,092,356

Deferred tax liabilities	621,968	12	-	202,439	419,541

Deferred tax assets net of deferred tax liabilities	5,218,601	19,671	1,788,907	1,354,364	5,672,815

-Percentage of net deferred tax assets on total reference equity (Note 33a)	28.2%				27.1%
-Percentage of net deferred tax assets on total assets	3.0%				3.1%

	In thousands of reais

	Bradesco

	Balance at 31.12.2003	Balances acquired/ assigned	Amount recorded	Amount realized	Balance at 31.12.2004

Provision for loan losses	1,926,145	293,883	641,107	608,029	2,253,106
Provision for civil contingencies	55,959	23,801	60,017	12,264	127,513
Provision for tax contingencies	256,404	-	37,980	-	294,384
Provision for labor claims	178,071	54,079	113,057	117,659	227,548
Allowance for mark-to-market of securities and investments	17,026	1,565	2,323	955	19,959
Provision for loss on non-operating assets	35,262	7,528	16,596	18,676	40,710
Mark-to-market adjustment of trading securities	-	1,175	77,692	-	78,867
Amortization of goodwill	132,495	25,448	7,409	73,204	92,148
Other	52,091	92,701	30,849	128,609	47,032
Total deferred tax assets on temporary differences	2,653,453	500,180	987,030	959,396	3,181,267
Mark-to-market adjustment of securities available for sale	13,336	24,079	-	37,415	-
Social contribution - Provisional Measure 2158-35 of August 24, 2001	505,072	-	-	-	505,072
Total deferred tax assets (Note 13b)	3,171,861	524,259	987,030	996,811	3,686,339

Deferred tax liabilities	150,959	17,196	-	30,502	137,653

Deferred tax assets net of deferred tax liabilities	3,020,902	507,063	987,030	966,309	3,548,686
-Percentage of net deferred tax assets on total reference equity	16.9%				17.0%
-Percentage of net deferred tax assets on total assets	2.1%				2.4%

d) Expected realization of deferred tax assets on temporary differences, tax losses and negative base of social contribution and deferred social contribution assets – MP 2158-35.

	At December 31,2004 – In thousands of reais

	Consolidated Bradesco

	Temporary differences		Tax loss and negative basis

	Income tax	Social contribution	Income tax	Social contribution	Total

2005	1,007,881	350,502	94,470	30,865	1,483,718
2006	1,259,844	418,517	75,809	26,758	1,780,928
2007	1,086,671	338,290	104,332	31,685	1,560,978
2008	60,686	25,960	108,427	16,538	211,611
2009	45,926	11,888	106,085	11,551	175,450
Total	3,461,008	1,145,157	489,123	117,397	5,212,685

	At December 31,2004 – In thousands of reais

	Bradesco

	Temporary differences

	Income tax	Social contribution	Total

2005	720,350	252,409	972,759
2006	952,905	314,238	1,267,143
2007	695,518	245,847	941,365
Total	2,368,773	812,494	3,181,267

	At December 31,2004 – In thousands of reais

	Consolidated Bradesco

	Deferred tax assets on social contribution M.P. 2158-35

	2005	2006	2007	2008	2009	2010 to 2014	Total
Amount	94,414	86,834	119,720	174,159	198,628	205,916	879,671

	At December 31,2004 – In thousands of reais

	Consolidated Bradesco

	Deferred tax assets on social contribution M.P. 2158-35

	2005	2006	2007	2008	2009	2010	Total
Amount	29,773	29,542	68,057	130,082	169,400	78,218	505,072

Projected realization of deferred tax assets is estimated and not directly related to expected book income.

The present value of deferred tax assets, calculated based on the average funding rate, net of tax effects totals R$ 5,390,832 thousand (R$ 3,294,354 thousand on an unconsolidated basis), of which R$ 4,158,043 thousand (R$ 2,886,677 thousand on an unconsolidated basis), comprises temporary differences, R$ 521,992 thousand comprises tax losses and negative basis of social contribution and R$ 710,797 thousand (R$ 407,677 thousand on an unconsolidated basis), comprises deferred social contribution assets – M.P. 2158-35.

e) Unrecorded deferred tax assets

Deferred tax assets were not recorded in the amount of R$ 139,355 thousand.

f) Deferred tax liabilities

The Bradesco Organization has deferred tax liabilities in the amount of R$ 419,541 thousand (R$ 137,653 thousand on an unconsolidated basis) relating to: income tax and social contribution, PIS and COFINS on mark-to-market adjustments of securities and derivative financial instruments -R$ 256,829 thousand (R$ 99,133 thousand on an unconsolidated basis); excess depreciation -R$ 91,820 thousand; and others - R$ 70,892 thousand (R$ 38,520 thousand on an unconsolidated basis).

36) OTHER INFORMATION

a) The net assets of the investment funds and portfolios managed by the Bradesco Organization at December 31, 2004 totaled R$ 99,640,172 thousand (2003 - R$ 83,016,714 thousand).

b) Banco Bradesco and its subsidiaries are the principal maintainers of the Fundação Bradesco (Bradesco Foundation), the chief mission of which is to provide formal quality education to children, young people and adults, ensuring that they receive the qualifications required to achieve personal fulfillment through their work and to exercise their rights and duties as citizens. Accordingly, the Foundation has expanded its activities yearly, increasing the number of students matriculated in its schools from 13,080 to more than 107,000, over the last twenty-four years. Through its 40 schools, installed as a priority in regions which are both socially and economically deprived, across all of Brazil’s states and in the Federal District, the Bradesco Foundation offers education free-of-charge at pre, junior and high school levels, as well as basic professional and technical training in IT, electronics, industry, management and agriculture and livestock raising. Distance learning is also offered as part of its Youth and Adult Education programs. Contributions during the year from Bradesco’s consolidated companies to the Bradesco Foundation totaled R$ 71,300 thousand (2003 – R$ 62,400 thousand).

Board of Directors, Board of Executive Officers and Disclosure Committee

Cidade de Deus, Osasco, SP, 28 de janeiro de 2005

Board of Directors

Chairman	Department Directors	Regional Directors
Lázaro de Mello Brandão	Adineu Santesso	Ademar Monteiro de Moraes
	Airton Celso Exel Andreolli	Alexandre da Silva Glüher
Vice Chairman	Alfredo Antônio Lima de Menezes	Altair Antônio de Souza
Antônio Bornia	André Rodrigues Cano	Aurélio Guido Pagani
	Antônio Carlos Del Cielo	Cláudio Fernando Manzato
Members	Candido Leonelli	Idevalter Borba
Mário da Silveira Teixeira Júnior	Carlos Laurindo Barbosa	Luiz Carlos de Carvalho
Márcio Artur Laurelli Cypriano	Denise Pauli Pavarina de Moura	Marcos Daré
João Aguiar Alvarez	Douglas Tevis Francisco	Paulo de Tarso Monzani
Denise Aguiar Alvarez Valente	Fernando Jorge Buso Gomes	Roberto José Barbarini
José Fonollosa García	Jair Delgado Scalco	Tácito Naves Sanglard
Ricardo Espírito Santo Silva Salgado	João Batistela Biazon
	João Cariello de Moraes Filho	Disclosure Committee
Board of Executive Officers	José Carlos Perri	José Luiz Acar Pedro
	José Luiz Rodrigues Bueno	Julio de Siqueira Carvalho de Araujo
Executive Officers	José Maria Soares Nunes	Milton Almicar Silva Vargas
	José Roberto Aparecido Nunciaroni	Carlos Alberto Rodrigues Guilherme
President	Josué Augusto Pancini	José Guilherme Lembi de Faria
Márcio Artur Laurelli Cypriano	Karl Heinz Kern	Domingos Figueiredo de Abreu
	Laércio Carlos de Araújo Filho	Luiz Carlos Angelotti
Executive Vice-Presidents	Luiz Alves dos Santos	Denise Pauli Pavarina de Moura
Décio Tenerello	Luiz Carlos Angelotti	Romulo Nagib Lasmar
Laércio Albino Cezar	Luiz Fernando Peres	Jean Philippe Leroy
Arnaldo Alves Vieira	Marcelo de Araújo Noronha
Luiz Carlos Trabuco Cappi	Marcos Bader
Sérgio Socha	Maria Eliza Sganserla
Julio de Siqueira Carvalho de Araujo	Mauro Roberto Vasconcellos Gouvêa
Milton Almicar Silva Vargas	Milton Clemente Juvenal
José Luiz Acar Pedro	Nilton Pelegrino Nogueira
Norberto Pinto Barbedo	Ricardo Dias
Robert John van Dijk
Managing Directors	Roberto Elias Abud Squeff
Armando Trivelato Filho	Roberto Sobral Hollander
Carlos Alberto Rodrigues Guilherme	Romulo Nagib Lasmar
José Alcides Munhoz	Sérgio Alexandre Figueiredo Clemente
José Guilherme Lembi de Faria	Sergio Sztajn
Luiz Pasteur Vasconcellos Machado	Toshifumi Murata
Milton Matsumoto	Valter Crescente
Cristiano Queiroz Belfort
Sérgio de Oliveira
Odair Afonso Rebelato
Aurélio Conrado Boni
Domingos Figueiredo de Abreu
Paulo Eduardo D’Avila Isola
Ademir Cossiello

Independent Auditors’ Report

To
The Administrative Council and Stockholders
Banco Bradesco S.A. Osasco – SP

We have examined the balance sheets of Banco Bradesco S.A. and the consolidated balance sheets of Banco Bradesco S.A. and its subsidiaries as of December 31, 2004 and 2003 and the related statements of income, changes in stockholders’ equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Bank and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by management of the Bank and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Banco Bradesco S.A. and the consolidated financial position of Banco Bradesco S.A. and its subsidiaries as of December 31, 2004 and 2003 and the results of its operations, changes in its stockholders’equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

January 28, 2005

KPMG Auditores Independentes
CRC 2SP014428/O-6

Walter Iorio	Cláudio Rogélio Sertório
Accountant	Accountant
CRC 1SP084113/O-5	CRC 1SP212059/O-0

Summary of the Audit Committee Report

The Audit Committee, instituted by decision of the Extraordinary General Meeting held on December 17, 2003, is comprised by three members, elected at the special meeting of the Board of Directors held on April 30, 2004, to hold office up to the date of the first Board of Directors’ meeting to be held subsequent to the Ordinary General Meeting of 2005. The committee’s internal rules are available on Bradesco’s website at www.bradesco.com.br, via a link on the Investor Relations page.

Acting independently, the committee’s coordinator is a member of Bradesco’s Board of Directors and the other members, including the audit specialist, do not comprise any of the Organization’s other bodies.

Among other duties, the audit committee is responsible for:

1. Evaluating the quality of the financial statements, especially as regards the accounting polices used.

2. Evaluating the effectiveness of the Organization’s internal controls and the independent and internal audits, in particular, compliance with established rules and regulations and internal codes of conduct.

The Board of Directors of the Bradesco companies is responsible for:

1. Preparing the financial statements in conformity with generally accepted accounting principles and the requirements of the corresponding regulatory organs. The independent auditors are responsible for the subsequent review of these documents.

2. Adopting best practices in the control systems of the different business areas, as well as compliance with the Organization’s internal and external rules and regulations.

The audit committee’s work is focused on the Organization’s main business risks, the processes to which this business is exposed, the quality of the mitigating controls and, as a result, the remaining risk acceptance procedures.

The risk-centric process adopted by the Organization’s different areas is disseminated and standardized with participation by the internal and external auditors and control areas. Accordingly, the audit committee strengthens these initiatives, which contribute to the efficiency and efficacy of its role, since they improve the flow of information received by the committee and its focus on the Organization’s key issues.

In the second half of 2004, the audit committee held a number of meetings with the Organization’s different areas and the independent auditors. During these meetings, the committee noted senior management’s efforts to maintain a proper control environment and its strict compliance with the rules and regulations. No accusations of non-compliance were received during that period.

The Bradesco Organization’s internal controls are compatible with the size and complex nature of its business and no significant weaknesses were noted that might affect its efficacy. The committee monitored the initiatives adopted by the Organization in the technology, risk management and compliance areas and deem that they will effectively improve the internal controls system as they become effective.

At the meetings held with the internal and external audit teams, the audit committee evaluated the structures, scope of the work, tools, approach used, quality of the professionals in charge, planning of the audit work and their perspective regarding the Organization’s risks and processes. The committee deems that the work performed by those teams was compatible with the Organization’s business and no significant weaknesses were noted that might jeopardize its effectiveness.

In addition to the work performed by the independent auditors, the committee also evaluated their independence policy and no evidence was found that might jeopardize such work or their independence in relation thereto.

Finally, having considered the internal control systems, in particular, the processes relating to the preparation of the financial reports and the scope of the work performed by the external auditors, we declare that said controls are satisfactory and reliable in terms of the quality and transparency of the consolidated financial statements at December 31, 2004.

Cidade de Deus, Osasco, January 27, 2005.

Mário da Silveira Teixera Júnior
Paulo Roberto Simões de Cunha
Yves Louis Jacques Lejeune

Report of the Fiscal Council (Conselho Fiscal)

Banco Bradesco S.A.

The undersigned members of the Audit Committee (Conselho Fiscal) of Banco Bradesco S.A., in the performance of their legal and statutory duties, having reviewed the Directors’ Report and the Financial Statements for the year ended December 31, 2004, as well as the technical study addressing the feasibility of the generation of taxable income, brought to present value, for the purpose of realizing deferred tax assets, in compliance with Instruction 371 of June 27, 2002, of the Brazilian Securities Commission (CVM), Resolution 3059 of December 20, 2002, of the National Monetary Council and Circular 3171 of December 30, 2002, of the Brazilian Central Bank and based on the unqualified opinion of KPMG Auditores Independentes, declare that said documents, based on the corporate legislation in force, present fairly the financial position of the Institution, recommending the approval thereof by the Stockholders’ Ordinary General Meeting.

Cidade de Deus, Osasco, SP, January 28, 2005

Ricardo Abecassis E. Santo Silva	Oswaldo de Moura Silveira	Sócrates Fonseca Guimarães

Glossary of Technical Terms

ABEL – Brazilian Association of Leasing Companies

ABM – Activity-Based Management

ACC – Advance on foreign exchange contracts

ACE – Advance on Export Contracts - Delivered Bills

ADR – American Depositary Receipt

ADR – American Depositary Share

ANBID – National Association of Investment Banks and Distributors

ANS – National Agency for Supplementary Healthcare

AP – Personal Accident

APIMEC – Association of Capital Market Investment Analysts and Professionals

B2B – Business to Business

B2C – Business to Consumer (e-commerce between companies and end consumers

BACEN – Brazilian Central Bank

BDR – Brazilian Depositary Receipt

BID – Interamerican Development Bank

BM&F – Mercantile and Futures Exchange

BNDES – National Bank for Economic and Social Development

BOVESPA – São Paulo Stock Exchange

CBLC – Brazilian Settlement and Custody Company

CDB – Certificate of Bank Deposit

CDC – Consumer Sales Financing

CDI – Certificate of Interbank Deposit

CEF – Caixa Econômica Federal

CETIP – Center for the Financial Clearance and Custody of Private Securities

CMN – National Monetary Council

CNSP – National Private Insurance Council

COFINS – Social Contribution on Billings

COPOM – Monetary Policy Committee

COSIF – Chart of Accounts for National Financial System Institutions

COSO – Committee of Sponsoring Organizations

CRI – Certificate of Real Estate Receivables

CS – Social Contribution

CVM – Brazilian Securities Commission

DPVAT – Compulsory Vehicle Insurance

DR – Depositary Receipt

DTVM – Securities Dealer

ERP – Enterprise Resource Planning

EXIM – Export and Import – BNDES financing line

FCVS – Compensation and Salary Variation Fund

FED – Federal Reserve System

FGC – Receivables Guarantee Fund

FGV – Fundação Getulio Vargas

FIA – Fundação Instituto de Administração

FIDC – Credit Assignment Funds

FINAME – Fund for Financing the Acquisition of Industrial Machinery and Equipment

FIPE – Economic Research Institute Foundation

FIPECAFI – Accounting, Actuarial and Financial Research Institute Foundation

FxRN – Fixed Rate Note

IBA – Brazilian Actuarial Institute

IBMEC – Brazilian Capital Market Institute

IBNR – Claims Incurred But Not Reported

BOVESPA – São Paulo Stock Exchange

IFC – International Financial Corporation

IGP-M – General Price Index - Market

IPCA – Extended Consumer Price Index

IR – Income tax

JCP – Interest attributed to own capital

LFT – Financial Treasury Notes

LTN – National Treasury Bonds

MBA – Master in Business Administration

NBC – Central Bank Notes

NTN – Federal Treasury Notes

ON – Common Stock

PDD – Allowance for Loan Losses

PGBL – Unrestricted Benefits Generating Plan

GDP – Gross Domestic Product

PIS – Social Integration Program

PL – Stockholders’ Equity

PN – Preferred Stock

PROEX – Export Financing Program

PTRB – Online Tax Payment

RCF – Optional Third-Party Liability

ROA – Return on Assets

ROAA – Return on Average Assets

ROAE – Return on Average Equity

ROE – Return on Equity

SAP – Systems Applications and Products

SBCE – Seguradora Brasileira de Crédito à Exportação

SEC – Securities and Exchange Commission

SELIC – Special Clearance and Custody System

SESI – National Industry Social Service

SFH – National Housing System

SFN – National Financial System

SPB – Brazilian Payment System

SBPE – Brazilian Savings and Loan System

SPE – Specific Purpose Entity

SUSEP – Superintendency of Private Insurance

TED – Instant Online Transfer

TJLP – Long-term Interest Rate

TR – Reference Rate

TVM – Securities

EVR – Electronic Voice Response Unit

USCP – United States Commercial Paper

V@R – Value at Risk

VGBL – Long-term life insurance

CROSS REFERENCE INDEX

Activity-Based Costing, 142

Accounting policies, 194

Accounts (see Customers)
Checking, 66
Savings, 68

Agricultural loans, 173

Allowance/Provision
Composition of the credit portfolio and, 212
for Loan losses, 49
for Loan losses (PDD) x Default x Loss, 63

Alô Bradesco (Hello Bradesco), 142

Analysis
Equity, 29
of the Adjusted financial margin and average rates, 44
of the Statement of income, 12

Asset Management, 68

Assets
Other, 217

Associated companies, 218

Awards, 77, 83, 146

Balance Sheet
Banco Finasa, 88
Bradesco Consórcios, 93
Bradesco Corretora de Títulos e Valores Mobiliários, 97
Bradesco Securities, 99
by business segment, 199
by currency and foreign exchange exposure, 56, 200
by maturity, 57, 201
Comparative, 28
Consolidated, 54, 184
Insurance companies, 72
Leasing companies, 91
Savings Bonds, 84
Vida e Previdência (Private Pension Plans), 79

Banco Finasa, 88

Banco Postal, 107, 119, 174

Basel (see capital adequacy), 128, 235

Bookkeeping of assets, 141

Borrowings and onlendings, 47, 222

Bovespa (São Paulo Stock Exchange), 98

Bradesco Corretora de Títulos e Valores Mobiliários, 97

Bradesco Day and Night (BDN), 112

Bradesco Foundation (Fundação Bradesco), 156

Bradesco leasing companies, 91

Bradesco Securities, Inc., 99

Bradesco Seguros, 72

BRAM
Management funds, 68

Business process, 142

Capital adequacy (see Basel), 128, 235

Capital and Reserves, 171

Cards, 130, 176

Cash
Cash flow, 202
Cash generation, 8

Change
in Number of outstanding shares, 8
in Stockholders’ equity, 189

Channels - Bradesco Day and Night (BDN), 112

Collection and tax and utility collections, 138

Committee
Audit, 145, 245
Expenditure Appraisal, 143, 145

Comparison purposes (see Reclassification), 197

Compliance, 126

Composition of Income, 42

Compulsory deposits, 1, 207

Consortium system, 93

Consumer sales financing, 173

Contingent liabilities, 223

Corporate governance, 122

Credit granting, 129

Credit portfolio (see Credit operations)
by economic activity sector, 61, 211
by maturity, 64, 208
by rating, 63
by Risk Levels, 210
Concentration of, 65, 211
Methodology used for classification of, 129
Movement of portfolio, 64
Performance indicators, 65
Profile, 64

Custody and Controllership services (Controladoria), 141, 177

Customer Service Network, 110, 111

Customers (see accounts)
Checking accounts, 66
Per branch, 110

Deferred charges, 197, 220

Deferred tax assets
Expected realization of, 241
Origin of, 240

Deposits
and Deposits received under security repurchase agreements, 221
Composition by Maturity, 66
Demand, 66
Savings, 67

Derivative financial instruments, 195
Securities and, 204

Derivatives, 195, 236

Dividends, 8

Easy Phone Service, 114

Employee benefits, 149, 238

Expenses
Administrative, 50, 229
for Borrowings and onlendings, 223
Operating (Other), 229
Personnel expenses, 50, 228
Personnel expenses by business segment, 152
Prepaid, 217
for Provision for loan losses, net of recoveries of written-off credits, 214
Selling expenses by insurance line, 75

Financial instruments, 233

Financial margin
Analysis of, 44
Increase in items, 43
Total assets x financial margin, 47

Finasa sports program, 155

Fiscal Council, 246

Foreign exchange
Increase in financial margin items plus exchange adjustment, 43
Portfolio of, 215

Funding, 66
and Portfolio administration, 172
x Expenses, 46

Funds available, 201

Goodwill, 220

Guarantee of technical reserves, 225

Hello Bradesco (Alô Bradesco), 142

Highlights, 8

Housing loans, 173

Human resources, 148

Income
from Commissions and fees, 49, 228
Income on premiums retained, 225
Operating (Other), 229
from Private pension plans and VGBL, 49

Income tax and social contribution, 1, 196
Calculation of charges with, 239

Indicators, 1
Credit Portfolio, 65
Financial Market, 48
Other, 52
Social, 164

Information security, 127, 180

Information technology (IT), 121

Insurance companies, 72

Integrated Management Syste m - ERP, 143

Interbank accounts, 207

Interbank investments, 194, 203

Internal controls, 126

International area, 133

Internet
B2C, 117
Banking - Transactions, 116
Banking - Users, 116
Bradesco Day and Night (BDN), 116

Investments, 196, 217
Composition of, 218
in Infrastructure, IT and Telecommunications, 121

Leasing companies, 91

Market
Capital, 137
Export, 134
Import, 134
Market Value, 8, 235
Risk Management, 125
Segmentation, 107

Market share, 111
Brazilian Savings and Loan System (SBPE), 68
Customer service network - branches, 111
Export, 134
Import, 134
Income from plans (private pension plans), 80
Income from savings bond certificates, 85
Insurance premium, 73, 80
Private pension plan and VGBL investment portfolio, 81
Technical reserves (savings bonds), 85

Marketing, 180

Mergers and acquisitions, 137

Message to stockholders, 168

Minority interest, 226

Mobile Banking (WAP), 117

Money laundering prevention, 122, 153

NBR ISO 9001:2000 Quality Certificate, 142

Notes to the financial statements
Index, 191

Operating companies, 72

Operating performance, 172

Operating efficiency, 51

Operations, 192 Credit, 60, 207
Insurance, private pension plans and savings bonds, 225
Structured, 138
Underwriting, 137

Organization chart
Administrative body, 104
Corporate, 102

Other assets, 217

Other receivables, 215

Organizational structure, 122

Policy
Credit, 128
Dividend distribution, 145
Information transparency and disclosure, 179

Premiums
Earned by Insurance Line, 74
Insurance Premium, 73
Income on premiums retained, 225

Presentation of the financial statements, 192

Private pension plans, 79

Products, 118

Profitability, 9

Property and equipment in use and leased assets, 220

Quotas, 69, 95, 141

Ranking, 106, 138

Ratings
Bank, 105
Credit Portfolio, 63, 129
Insurance and Savings Bonds, 106

Ratio
Capital Adequacy (Basel), 9, 128, 235
Coverage, 49
Operating efficiency, 51
Performance, 9, 73
Permanent Assets to Stockholders’ Equity, 9, 220

Reclassifications (see Comparison Purposes), 197

Recognition, 77, 146

Report
Directors’, 170
Fiscal Council (Conselho Fiscal), 246
Independent Auditors’, 166, 244
Summary of the audit committee, 245

Resources
Human, 148

Resources (Funding and management)
Asset Management, 68
Funding, 66
Deposits received under security repurchase agreements and
funds from issuance of securities, 221

Results/Income
by Activity/segment, 42, 199
for the Year, 171
Increase in the Main Statement items, 42
Non-operating, 229

Retail Bradesco, 99

Retained claims, 75

Return, 9

Risk
Administration, 233
Capital, 127, 235
Credit, 123, 233
Level, 210
Liquidity, 126, 234
Management, 122
Market, 125, 233
Operating, 124

Savings (see Accounts)
Savings accounts, 67
Accounts, 68

Savings Bonds, 84

Securities, 58, 194
and Derivative financial instruments, 204
by Segment, 59, 204
Portfolio composition by issuer, 58, 204
Portfolio composition by maturity, 58, 205
x Income on securities transactions, 45

Segmentation
Bradesco Corporate Banking, 107, 173
Bradesco Empresas (middle market), 107, 173
Banco Postal, 107, 119, 174
Bradesco Prime, 107, 174
Bradesco Private Banking, 107, 174
Bradesco Varejo, 107, 174
Consortium, 93, 178
Market, 107

Self-Service ATM Network
Bradesco Day and Night, 112

Self-Service Channels – Bradesco Day and Night, 112

Services
Internet, 117
Bookkeeping of assets, 141
Stock, custody and controllership, 177

Shares/stocks
Change in number of, 8
Movement of capital stock, 226
Performance of, 8 Outstanding shares, 227

ShopCredit, 117

ShopInvest, 117

Significant accounting policies, 194

Social Activities, 155, 181

Sites, 117

Social inclusion, 150

Social Responsibility, 147

Sociocultural events, 155

Statement of cash flows, 202

Statement of changes in financial position, 190

Statement of changes in stockholders’ equity, 189

Statement of income, 188
Analysis of, 12
Banco Finasa, 88
Bradesco Consórcios, 93
Bradesco Corretora de Títulos e Valores Mobiliários, 97
Bradesco Securities, Inc., 99
by Business segment, 199
Capitalização (savings bonds), 84
for Comparison purposes, 11
Consolidated, 40, 188
Insurance companies, 72
Leasing companies, 91
Vida e Previdência (private pension plans), 79

Stockholders, 102

Stockholders’ equity
Parent Company, 226
Changes in, 189

Subordinated debt, 224

Subsidiaries and associated companies
Main, 103
Transactions with, 230

Suits, civil, labor and tax, 223

Technical reserves, 196, 225

Telecommunications, 121

Training
Investments in, 153

Transparency, 144, 178

Transactions with subsidiaries and associated companies, 230

Value
Added, 9
Net Book and Market, 8, 235

Vida e Previdência (Private Pension Plans), 79

Web Point, 117

For further information, please contact:

Board of Executive Officers

José Luiz Acar Pedro - Executive Vice-President
and Investor Relations Director

Phone: (# 55 11) 3681 - 4011

e-mail: 4000.acar@bradesco.com.br

General Secretariat - Investor Relations

Jean Philippe Leroy
Investor Relations Executive General Manager

Phone: (#55 11) 3684-9229 and 3684-9231
Fax: (#55 11) 3684-4570 and 3684-4630
e-mail: 4260.jean@bradesco.com.br

Cidade de Deus - Prédio Novo
Osasco - SP - 06029-900
BRAZIL

www.bradesco.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.